As filed with the Securities and Exchange Commission on November 8, 2017

Registration No. 333-220910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO.3 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADMA Biologics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	56-2590442
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

465 State Route 17

Ramsey, New Jersey 07446

(201) 478-5552

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Adam S. Grossman

President and Chief Executive Officer

ADMA Biologics, Inc.

465 State Route 17

Ramsey, New Jersey 07446

(201) 478-5552

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David C. Schwartz, Esq. DLA Piper LLP (US) 51 John F. Kennedy Parkway, Suite 120 Short Hills, New Jersey 07078 (973) 520-2550	Ivan Blumenthal, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration Statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.0001 par value per share	$35,075,000	$4,370

(1)       Pursuant to Rule 416 under the Securities Act of 1933 (the “Securities Act”), this registration statement shall be deemed to cover the additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)       Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of any additional securities that the underwriters have the option to purchase.

(3)       Registrant previously paid $3,580 with the Form S-1 filed on October 11, 2017.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to completion, dated November 8, 2017

ADMA BIOLOGICS, INC.

13,616,071 Shares of Common Stock

We are offering an aggregate amount of 13,616,071 shares of our common stock. The offering price per share is $                .

Our common stock is listed on the Nasdaq Capital Market under the symbol “ADMA.” On November 7, 2017, the closing sale price of our common stock on the Nasdaq Capital Market was $2.24 per share.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks, including those set forth in the “Risk Factors” section of this prospectus beginning on page 9, as well as those set forth in any prospectus supplement.

The offering price to the public will be determined by negotiation between us and the underwriters, but will be fixed prior to pricing of the offering and may be at a discount to the current market price. Please see the “Underwriting” section for more information.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us (Before Expenses)(1)	$	$

(1) In addition to the underwriting discounts and commissions, we agreed to pay or reimburse the underwriters to cover certain out-of-pocket expenses of the underwriters in connection with this offering. Please see the “Underwriting” section for more information.

Biotest AG and Biotest Pharmaceuticals Corporation have contractually committed to purchase up to an aggregate amount of $12.5 million of shares of common stock in this offering, on a pro-rata basis, at the public offering price. In addition, certain of our other existing stockholders have also indicated an interest in purchasing shares of common stock in this offering at the public offering price. Not all of these indications of interests are binding agreements or commitments to purchase, and thus certain parties may elect not to purchase shares of common stock in this offering. Raymond James & Associates, Inc. will receive an underwriting discount and commission of 4.0% on the sale of shares of common stock to these existing stockholders.

The delivery of the shares is expected to be made on or about         , 2017. We have granted the underwriters an option for a period of 30 days to purchase up to a total of 2,042,410 additional shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2017.

Sole Book-Running Manager

RAYMOND JAMES

Lead Manager

LADENBURG THALMANN

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Special Note Regarding Forward-Looking Statements	29
Use of Proceeds	31
Dilution	32
Business	33
Market Price of and Dividends on Common Stock and Related Stockholder Matters	50
Management’s Discussion and Analysis of Financial Condition and Results of Operations	51
Directors, Executive Officers and Corporate Governance	65
Executive Compensation	69
Security Ownership of Certain Beneficial Owners and Management	74
Certain Relationships and Related Transactions, and Director Independence	76
Description of Securities	77
Underwriting	81
Legal Matters	87
Experts	87
Where You Can Find More Information	87
Incorporation of Certain Information by Reference	88
Financial Statements	89

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.  You must not rely on any unauthorized information or representations.  This prospectus and any free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than the registered securities to which they relate, nor do this prospectus and any free writing prospectus constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.  The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date.

This prospectus includes our trademarks, trade names and service marks, such as “Nabi-HB®” and “Bivigam®” which are protected under applicable intellectual property laws and are the property of ADMA Biologics, Inc., or its subsidiaries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements, before making an investment decision. Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Company,” “ADMA Biologics” and “ADMA” refer to ADMA Biologics, Inc., a Delaware corporation, and its subsidiaries.

Our Business

ADMA Biologics, Inc. is a vertically integrated commercial biopharmaceutical and specialty immunoglobulin company that manufactures, markets and develops specialty plasma-derived biologics for the treatment of immune deficiencies and prevention of certain infectious immunological diseases. Our targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disorder or who may be immune-suppressed for medical reasons. We currently have two marketed products: Nabi-HB, indicated for the treatment of acute exposure to blood containing Hepatitis B surface antigen (“HBsAg”); and Bivigam, indicated for the treatment of primary humoral immunodeficiency. We are also developing a pipeline of plasma-derived therapeutics, including our lead pipeline product candidate, RI-002 for the treatment of Primary Immune Deficiency Disease (“PIDD”). Our products and product candidates are intended to be used by physician specialists focused on caring for immune-compromised patients with or at risk for certain infectious diseases.

On June 6, 2017, we completed the acquisition of certain assets (the “Biotest Assets”) of the Therapy Business Unit (“BTBU”) of Biotest Pharmaceuticals Corporation (“BPC” and, together with its parent corporation Biotest AG, “Biotest”), which includes two United States Food and Drug Administration (the “FDA”) licensed products, Nabi-HB (Hepatitis B Immune Globulin, Human) and Bivigam (Immune Globulin Intravenous, Human) and a plasma fractionation facility located in Boca Raton, Florida (the “Boca Facility”) (the “Biotest Transaction”). Nabi-HB and Bivigam are manufactured at the Boca Facility, an FDA-licensed facility certified by the German Health Authority (the “GHA”). In addition to the manufacture and sale of Nabi-HB and Bivigam, we also provide contract manufacturing for certain historical clients, including the sale of intermediate by-products. Immediately following the acquisition, the Biotest Assets were contributed into our wholly-owned subsidiary, ADMA BioManufacturing, LLC (“ADMA BioManufacturing”).

Concurrent with the closing of the acquisition of the Biotest Assets, we received $12.5 million in cash consideration in addition to a $15.0 million subordinated note from Biotest at 6% interest payable to BPC with a maturity of five years, and Biotest committed to participate in any future equity offering or private placement undertaken by us in an amount equal to up to $12.5 million on a pro-rata basis, which will be invested as part of this offering. At the closing of the Biotest Transaction, we delivered to BPC an aggregate equity interest equal to 50%, less one share, of our issued and outstanding capital stock comprised of 25%, or 4,295,580 shares, of our voting common stock, $0.0001 par value per share (“Common Stock”), and 8,591,160 shares in the form of our non-voting common stock, $0.0001 par value per share (“Non-Voting Common Stock”) (calculated as of immediately following the closing and on a post-closing issuance basis) (the “Biotest Equity Interest”). The Non-Voting Common Stock is convertible into our Common Stock upon the occurrence of certain specified events.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our Biologics License Application (the “BLA”) with the FDA and initiate collections for this facility by the end of 2017.

Our Marketed Products

Nabi-HB

Nabi-HB is a hyperimmune globulin that is rich in antibodies to the Hepatitis B virus. Nabi-HB is a purified human polyclonal antibody product collected from plasma donors who have been previously vaccinated with a Hepatitis B vaccine. Nabi-HB is indicated for the treatment of acute exposure to blood containing HBsAg, prenatal exposure to infants born to HBsAg-positive mothers, sexual exposure to HBsAg-positive persons and household exposure to persons with acute Hepatitis B virus infection. Hepatitis B is a potentially life-threatening liver infection caused by the Hepatitis B virus. It is a major global health problem. It can cause chronic infection and puts people at high risk of death from cirrhosis and liver cancer. Nabi-HB has a well-documented record of long-term safety and effectiveness since its initial market introduction. FDA approval for Nabi-HB was received on March 24, 1999. Biotest acquired Nabi-HB from Nabi Biopharmaceuticals in 2007.

Bivigam

Bivigam is an intravenous immune globulin indicated for the treatment of primary humoral immunodeficiency. This includes, but is not limited to, agammaglobulinemia, common variable immunodeficiency, Wiskott-Aldrich syndrome and severe combined immunodeficiency. These primary immunodeficiencies (“PIs”) are a group of genetic disorders. Initially thought to be very rare, it is now believed that as many as one in every 1,200-2,000 people has some form of PI. Bivigam contains a broad range of antibodies similar to those found in normal human plasma. These antibodies are directed against bacteria and viruses, and help to protect PI patients against serious infections. Bivigam is a purified, sterile, ready-to-use preparation of concentrated Immunoglobulin G (“IgG”) antibodies. Antibodies are proteins in the human immune system that work to defend against disease. FDA approval for Bivigam was received on December 19, 2012, and sales commenced in the first quarter of 2013. In December 2016, BPC temporarily suspended the commercial production of Bivigam in order to focus on the completion of planned improvements to the manufacturing process. Although we expect to resume production in the fourth quarter of 2017, Bivigam is not expected to be available for sale throughout the remainder of 2017 and FDA clearance for relaunch is expected to occur by mid-2018.

Our Lead Pipeline Product Candidate – RI-002

We are currently developing our lead pipeline product candidate, RI-002, for the treatment of PIDD and have completed a pivotal Phase III clinical trial, which met the primary endpoint of no Serious Bacterial Infections (“SBIs”) reported. Secondary efficacy endpoints further demonstrated the benefits of RI-002 in the low incidence of infection, therapeutic antibiotic use, days missed from work/school/daycare, and unscheduled medical visits and hospitalizations. RI-002 is derived from human plasma blended from normal donors and from donors tested to have high levels of neutralizing titers to Respiratory Syncytial Virus (“RSV”). RI-002 is manufactured using a process called fractionation, which purifies human IgG from this blended plasma pool resulting in a final Intravenous Immune Globulin (“IVIG”) product enriched with naturally occurring polyclonal anti-pathogen antibodies (e.g., streptococcus pneumonia, H. influenza type B, Cytomegalovirus (“CMV”), measles, tetanus, etc.). We use our proprietary RSV microneutralization assay to test for standardized levels of neutralizing antibodies to RSV in the final drug product.

Prior to the closing of the Biotest Transaction, BTBU was our third-party manufacturer for RI-002. In the third quarter of 2015, the FDA accepted for review our BLA for RI-002 for the treatment of PIDD. In July 2016, the FDA issued a Complete Response Letter (the “CRL”). The CRL reaffirmed the issues set forth in a November 2014 warning letter (the “Warning Letter”) that had been issued by the FDA to Biotest related to certain issues identified at the Boca Facility, but did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in our BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. The FDA identified in the CRL, among other things, certain outstanding inspection issues and deficiencies related to Chemistry, Manufacturing and Controls (“CMC”) and Good Manufacturing Practices (“GMP”) at the Boca Facility and at certain of our third-party vendors, and requested documentation of corrections for a number of these issues. The FDA indicated in the CRL that it cannot grant final approval of our BLA until, among other things, these deficiencies are resolved. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility, and our highest priority is to remediate the outstanding compliance issues that were identified at the Boca Facility in the Warning Letter, and we plan to be inspection-ready for the FDA by the end of 2017. We are currently working with a consulting firm consisting of quality management systems and biologics production subject matter experts in preparation for a re-inspection by the FDA in order to improve the FDA inspection classification relative to the Warning Letter compliance issues as indicated in the CRL. Once the Warning Letter status is improved following the FDA inspection, we anticipate that we will be in a position to refile our BLA for RI-002 in mid-2018.

Evaluation of RI-002 in PIDD Patients

PIDD, a genetic disorder that causes a deficient or absent immune system, is caused by hereditary or genetic defects and can affect anyone regardless of age or gender. PIDD patients are more vulnerable to infections and more likely to suffer complications from these infections. IVIG is a plasma derived product that is used to prevent serious infections in patients with PIDD. It is comprised of polyclonal antibodies, which are proteins produced by B-cells that are used by the body’s immune system to neutralize foreign objects such as bacteria and viruses. It is estimated that there are about 250,000 diagnosed PIDD patients in the U.S., approximately half of whom are treated with IVIG regularly. In the U.S., sales of immune globulin products for all its uses were reported to be approximately $4.8 billion in 2014.

The RI-002 pivotal Phase III clinical trial was conducted as a single arm study in which patients were treated approximately once per month for a period of 12 months plus 90 days for follow up. Fifty-nine patients were enrolled in nine treatment centers in the U.S. The pivotal Phase III primary endpoint followed published FDA industry guidance, which provides for a reduction in the incidence of serious infections to less than one per year in each subject receiving IVIG. The secondary outcome was safety and included other pharmacokinetic, or PK, data collection points including antibody titers for certain agents, including RSV antibody levels at various time points after infusion.

RI-002 demonstrated positive results in the Phase III study in patients with PIDD, meeting its primary endpoint of no Serious Bacterial Infections (“SBI”) reported. RI-002 was administered in a total of 793 infusions with zero serious adverse events to 59 patients in nine treatment centers throughout the U.S. These results, included in our BLA, more than meet the requirement specified by FDA guidance of ≤ 1 SBI per patient-year.

On February 22, 2015, at the 2015 American Academy of Allergy, Asthma & Immunology Annual Meeting, scientific investigators reported on the secondary outcomes that included: a total of 93 days, or 1.66 days per patient per year lost from work or school due to infection; one hospitalization due to an infection of only five days duration in the entire study and IgG trough levels above those required by the FDA for IVIG products. Additionally, there was a marked increase in all of the measured specific anti-pathogen antibodies in PK subjects (n=31). The mean of maximum fold increases in specific antibody levels after infusion of RI-002 ranged from 1.9 fold (S. pneumonia type 19A) to 5.3 fold (RSV), which were statistically significant fold increases from the pathogen's specific measured baselines. The safety profile of RI-002 is comparable to that of other immunoglobulins.

Rationale for the Potential Evaluation of RI-002 in RSV Infected Patients

RSV is a common virus that ordinarily leads to mild, cold-like symptoms in healthy adults and children. In high-risk groups, such as the PIDD population and the other immune-compromised populations, RSV can lead to a more serious infection and may even cause death. The polyclonal antibodies which are present in RI-002 are expected to prevent infections in immune-compromised patients.

We previously conducted a randomized, double-blind, placebo-controlled Phase II clinical trial to evaluate RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients. This trial was conducted with 21 patients in the U.S., Canada, Australia, and New Zealand. The Phase II dose-ranging trial demonstrated a statistically significant improvement in the change from baseline RSV titers to day 18 in the high dose and low dose treatment groups when compared with placebo (p=0.0043 and p=0.0268, respectively). The mean fold increase for high dose was 9.24 (95% CI 4.07, 21.02) and the observed mean fold increase for low dose was 4.85 (95% CI 2.22, 10.59). The mean fold change for placebo treated patients was 1.42 (95% CI 0.64, 3.17). In addition, more patients in the high dose (85.7%) and low dose (42.9%) groups experienced greater than a four-fold increase from baseline to day 18 in RSV titer levels compared to placebo (0%). There were no serious drug-related adverse events reported during the trial.

From April 2009 through February 2011, RI-001 was also administered to 15 compassionate use patients where physicians requested access to the product for treating their patients with documented lower respiratory tract RSV infections due to the fact that these patients had failed conventional therapeutic interventions. Serum samples were obtained from 13 patients. Samples showed that patients demonstrated a four-fold or greater rise in RSV antibody titers from baseline. Serum samples were not obtained from two patients that received Palivizumab. All 11 surviving patients received RI-001 within an average of 4.4 days after the onset of the diagnosis of RSV. The drug was well-tolerated in all 15 patients and there were no reports of serious adverse events attributable to RI-001. Data from our Phase II clinical trial, compassionate use experience and data obtained from the evaluation of RI-002 in the infected cotton rat animal model has been presented at various conferences the past several years.

Based on these results, we intend to evaluate RI-002 for the treatment of RSV patients following FDA approval, if received, for treatment of PIDD.

Manufacturing and Supply of Our Products

In order to produce plasma-derived immunoglobulin products, raw material plasma is collected from human donors and then manufactured into specialized products. Historically, plasma for our products and product candidates has been collected from healthy donors at FDA-licensed plasma donation centers. Source plasma is collected at any one of over 400 FDA-licensed donation centers located throughout the U.S., using a process called automated plasmapheresis. This sterile, self-contained, automated process separates red blood cells and other cellular components in the blood, which are then returned to the donor. Source plasma obtained by plasmapheresis is tested and must be negative for antibodies to human immunodeficiency virus types 1 and 2 (HIV-1/2), HBsAg and Hepatitis C virus (“HCV”), using FDA-licensed serological test procedures.

After receipt of the source plasma, the frozen plasma is thawed and pooled and goes through a process called “fractionation.” This process is referred to as the Cohn method or cold ethanol method of fractionation. During cold ethanol fractionation, classes of proteins are precipitated and removed by centrifugation or filtration. The fractionation process includes the following steps; precipitation and absorption, depth filtration, centrifugation and chromatography. Because of the human origin of the raw material and the thousands of donations required in the fractionation process, the major risk associated to plasma products is the transmission of blood-borne infectious pathogens. These purification processes have the potential to reduce the viral load. The manufacturing process also utilizes a multistep viral removal/inactivation system, which further increases the safety of the products. The following manufacturing processes have been validated for their capability to eliminate or inactivate viruses: precipitation during cold ethanol fractionation, solvent/detergent treatment, and nanofiltration. Incorporation of these processes in the manufacturing process ensures that the Company’s products comply with the requirements of the FDA and are safe and efficacious.

Sales and Commercialization of Our Products

Historically, Nabi-HB has been sold through independent distributors, drug wholesalers acting as sales agents, specialty pharmacies and other alternate site providers. In the U.S., third-party drug wholesalers ship a significant portion of Nabi-HB through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

While we are working towards remediating the Warning Letter and other CMC and GMP inspection deficiencies and eventually refiling our BLA resubmission for RI-002, we expect to continue our commercialization efforts for our approved products and plan to bolster these initiatives by hiring a small, specialty sales force to market Nabi-HB, Bivigam upon its relaunch and, upon approval by the FDA, RI-002 to hospitals, physician offices/clinics, and other specialty treatment organizations. We also anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, inventory and logistics, human resources and financial and operational management. If and when we receive FDA approval, we may also use a network of national distributors to assist with order fulfillment for RI-002 for use by healthcare professionals and hospitals.

Pharmaceutical Pricing and Reimbursement of Our Products

All sales of Nabi-HB and Bivigam in the U.S. depend in part upon the availability of reimbursement from third-party payers. Third-party payers include government health programs, managed care providers, private health insurers and other organizations. Nabi-HB and Bivigam are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D, the 340B/Public Health Service program and pursuant to an existing contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.

Plasma Collection Facilities

Our wholly-owned subsidiary, ADMA Bio Centers Georgia, Inc. (“ADMA BioCenters”), operates FDA-licensed, GHA, and Korean Ministry of Food and Drug Safety (“KMFDS”) certified source plasma collection facilities located in the U.S., which provide us with a portion of our blood plasma for the manufacture of our products and product candidates. A typical plasma collection center, such as those operated by ADMA BioCenters, can collect approximately 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale. Plasma collected from ADMA BioCenters' facilities that is not used to manufacture our products or product candidates is sold to third-party customers in the U.S., and other locations where we are approved globally under supply agreements or in the open "spot" market.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

Leadership

The founders of ADMA have, combined, greater than 60 years of experience marketing and distributing blood plasma products and devices. With our executive team, members of the Board and our commercial team, we collectively possess over 200 years of deep medical, technical, development and commercial experience in the biologics and pharmaceutical industry.

Our Strategy

Our goal is to be a leader in developing, manufacturing and commercializing specialized, targeted, plasma-derived therapeutics that are intended to extend and enhance the lives of individuals who are naturally or medically immune-compromised. The key elements of our strategy for achieving this goal are as follows:

•	Remediate the outstanding compliance deficiencies identified by the FDA in the CRL and Warning Letter at the Boca Facility. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility. Our highest priority is to remediate the outstanding compliance issues that were identified by the FDA at the Boca Facility while owned and operated by Biotest. We have engaged a leading consulting firm with extensive experience in remediating compliance and inspection issues related to quality management systems that manages a robust team of subject matter experts in plasma derived products and biologic drugs to assist us in addressing all identified CMC and current GMP issues and deficiencies. We expect to be inspection-ready by the end of 2017 and subsequently expect to have the FDA inspection classification relative to the Warning Letter improved after the next inspection by the FDA.

•

Increase marketing efforts around Nabi-HB and relaunch Bivigam. We plan to increase our marketing efforts and attend relevant medical conferences throughout the remainder of 2017 and 2018, raising awareness of the risks associated with Hepatitis B and the benefits and efficacy of Nabi-HB. Similarly, we plan to relaunch Bivigam following the submission and review by the FDA of a Prior Approval Supplement (“PAS”), which will detail our optimized Bivigam manufacturing process.

•

Obtain FDA approval of RI-002 as a treatment for PIDD. In the third quarter of 2015, the FDA accepted for review our BLA for RI-002 for the treatment of PIDD. In July 2016, the FDA issued the CRL. The CRL did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in our BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. In connection with our remediation efforts at the Boca Facility, we anticipate that we will be in a position to refile our BLA for RI-002 in mid-2018.

•

Commercialize RI-002 as a treatment for PIDD. We plan to enhance our recruiting initiatives and expand our existing specialty commercial sales force to market RI-002 to hospitals, physician offices/clinics, and other specialty treatment and infusion center organizations. We also anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, inventory and logistics, human resources, and financial and operational management. We may also use a network of national distributors to fulfill orders for RI-002.

•

Expand RI-002’s FDA-approved uses. If RI-002 is approved by the FDA as a treatment for PIDD, we plan to evaluate the clinical and regulatory paths to grow the RI-002 franchise through expanded FDA-approved uses. We believe that there may be patient populations beyond PIDD that would derive clinical benefit from RI-002, some of which may be eligible for orphan status. We plan to leverage our previously conducted randomized, double-blind, placebo-controlled Phase II clinical trial evaluating RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients to explore RI-002 for the treatment of RSV.

•

Expand our pipeline with additional plasma-derived therapeutics. Our core competency is in the development, manufacturing, testing and commercialization of plasma-derived therapeutics. We believe there are a number of under-addressed medical conditions for which plasma-derived therapeutics may be beneficial. Utilizing our intellectual property patents, which include our proprietary testing assay and other standardization methods and technologies, we have identified potential new product candidates that we may advance into preclinical activities in the near term.

•

Develop and expand ADMA BioCenters. In order to maintain partial control of our raw material supply as well as generate revenues through additional sources, we operate ADMA BioCenters, a subsidiary that manages plasma collection facilities in the U.S. These facilities hold FDA licenses, along with GHA and KMFDS certifications. Under the FDA licenses, ADMA BioCenters may collect normal source plasma and high-titer RSV plasma, with a portion of the plasma being sold to third-party buyers. We also plan to grow through the creation and licensing of additional ADMA BioCenters facilities in various regions of the U.S., including the recent construction of our third facility for which we expect to file our BLA with the FDA by the end of 2017. Additional ADMA BioCenters may allow us to cost-effectively secure additional plasma for our product manufacturing, and potentially increase revenues through the collection and sale of normal source plasma and other hyperimmune plasma to third parties.

Risk Factors

Investing in our Common Stock involves a significant degree of risk. See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Stock. These risks include among others:

•	To date, we have generated limited product revenues, we have a history of losses and will need to raise additional capital to operate our business, which may not be available on favorable terms, if at all.

•	Failure to timely and effectively remediate the outstanding Warning Letter and other inspection issues and deficiencies at the Boca Facility will have a material adverse effect on our business.

•	We may not realize the strategic and financial benefits currently anticipated from the Biotest Transaction.

•	We may not be successful in integrating the BTBU into our business.

•	By completing the Biotest Transaction, we agreed to transfer assets that have historically generated substantially all of our revenue.

•	Historically, a single customer has accounted for a significant amount of our total revenue and, together with a second customer, represented 76% of our total revenue for the nine months ended September 30, 2017, and, therefore, the loss of such single customer could have a material adverse effect on our business, results of operations and financial condition.

•	Our credit agreement with Marathon Healthcare Finance Fund is subject to acceleration in specified circumstances which may result in Marathon taking possession and disposing of any collateral.

•	Business interruptions could adversely affect our business.

•	The new biosimilar pathway established as part of the healthcare reform may make it easier for competitors to market biosimilar products.

Corporate Information

ADMA Biologics, Inc. was founded on June 24, 2004 as a New Jersey corporation and re-incorporated in Delaware on July 16, 2007. We operate through our wholly-owned subsidiaries ADMA Plasma Biologics, ADMA BioManufacturing and ADMA BioCenters. ADMA BioManufacturing was formed in January 2017 to facilitate the acquisition of BTBU. ADMA BioCenters is the Company’s source plasma collection business which operates in the U.S. Each operational ADMA BioCenter, once approved, will have a license with the FDA and may obtain additional certifications from other regulatory agencies such as the GHA and the KMFDS. ADMA BioCenters supplies ADMA with a portion of its raw material plasma for the manufacture of its products and product candidates.

We maintain our headquarters at 465 State Route 17, Ramsey, New Jersey 07446. Our telephone number is (201) 478-5552. Our Florida campus is located at 5800 Park of Commerce Boulevard, Northwest, Boca Raton, Florida 33487. The Florida telephone number is (561) 989-5800. Our company maintains its website at www.admabiologics.com. Information contained in, or accessible through any of our websites, does not constitute a part of this prospectus or any accompanying prospectus supplement or related free writing prospectus.

The Offering

The summary below describes some of the terms of the Offering. For a more complete description of our Common Stock, see “Description of Securities.”

Issuer	ADMA Biologics, Inc.

Common Stock offered	13,616,071 shares of our Common Stock (the “Offering”).

Price per share	$ .

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an additional 2,042,410 shares of our Common Stock.

Common stock outstanding before the Offering	As of November 8, 2017, there were 17,202,244 shares of our voting common stock, par value $0.0001 per share (“Common Stock”) outstanding, and 8,591,160 shares of our non-voting common stock, par value $0.0001 per share (“Non-Voting Common Stock”), outstanding.

Common stock outstanding after the Offering	39,409,475 shares of our common stock (including Common Stock and Non-Voting Common Stock) will be outstanding after the Offering.

Use of proceeds	We expect to use the proceeds received from the Offering for (i) the purchase of raw material inventory and the ramp-up of our manufacturing capabilities, (ii) continued remediation of the issues identified in the CRL and the Warning Letter, (iii) capital expenditures for the Boca Facility, (iv) product launch and medical education campaigns, (v) the build-out of our third ADMA BioCenters plasma collection facility, (vi) research and development activities for our plasma collection programs and specialty plasma products, and (vii) working capital needs and general corporate purposes. The proceeds received from the Offering are also expected to enable us, by June 30, 2018, to: (a) successfully complete our internal quality management system overhaul, (b) obtain approval, through a PAS from the FDA, for an optimized manufacturing process for Bivigam, (c) improve the FDA inspection classification relative to the Warning Letter, (d) obtain marketing clearance for the relaunch of Bivigam, and (e) refile our BLA for RI-002. See the section entitled “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should consider carefully when making an investment decision.

Nasdaq Capital Market symbol	“ADMA.”

Biotest AG and BPC have contractually committed to purchase up to an aggregate amount of $12.5 million of shares of Common Stock in this Offering, on a pro-rata basis, at the public offering price. In addition, certain of our other existing stockholders have also indicated an interest in purchasing shares of Common Stock in this Offering at the public offering price. Not all of these indications of interests are binding agreements or commitments to purchase, and thus certain parties may elect not to purchase shares of Common Stock in this Offering. Raymond James & Associates, Inc. will receive an underwriting discount and commission of 4.0% on the sale of shares of Common Stock to these existing stockholders.

The number of shares of our Common Stock and Non-Voting Common Stock to be outstanding after this Offering is based upon 17,202,244 shares of our Common Stock outstanding and 8,591,160 shares of our Non-Voting Common Stock outstanding, in each case as of September 30, 2017, and does not include:

•

3,282,792 shares of our Common Stock issuable upon the exercise of outstanding options to purchase shares of our Common Stock as of September 30, 2017, with a weighted-average exercise price of $5.59 per share;

•

647,896 shares of our Common Stock reserved for future issuance under our equity compensation plans, consisting of (i) 20,439 shares of Common Stock reserved for future issuance under the Amended and Restated ADMA Biologics, Inc. 2014 Omnibus Incentive Compensation Plan, and (ii) 627,457 shares of Common Stock reserved for future issuance under the 2007 Employee Stock Option Plan, as of September 30, 2017; and

•	188,859 shares of our Common Stock issuable upon the exercise of outstanding warrants to purchase shares of our Common Stock as of September 30, 2017, with a weighted-average exercise price of $7.76 per share.

Unless otherwise indicated, all numbers in this prospectus, including information related to the number of shares of Common Stock outstanding immediately after completion of the Offering, assume the underwriters do not exercise their option to purchase additional shares of our Common Stock.

Risk Factors

Described below are various risks and uncertainties that may affect our business. These risks and uncertainties are not the only ones we face. You should recognize that other significant risks and uncertainties may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. Certain risks and uncertainties, including ones that we currently deem immaterial or that are similar to those faced by other companies in our industry or business in general, may also affect our business. If any of the risks described below actually occur, our business, financial condition or results of operations could be materially and adversely affected. You should carefully consider the following risk factors and the section entitled “Special Note Regarding Forward-Looking Statements” before you decide to invest in our securities.

Risks Relating to our Business

To date, we have generated limited product revenues, have a history of losses and will need to raise additional capital to operate our business, which may not be available on favorable terms, if at all.

To date, we have generated nearly all of our revenues from the sale of plasma by our plasma collections facilities. Following completion of the Biotest Transaction, we began generating revenues from our sale of Nabi-HB. Unless and until we receive approval from the FDA and other regulatory authorities for our RI-002 product candidate and other products and product candidates in our pipeline, we do not expect to sell and generate revenue from the commercialization of RI-002 and other products and product candidates in our pipeline, and we will be required to raise additional funds through the sale of our equity and/or debt securities in order to establish a commercial sales force, develop our commercial infrastructure and recognize any significant revenues.

Our long-term liquidity will depend upon our ability to raise additional capital, fund our research and development and commercial programs, establish and build out a commercial sales force and commercial infrastructure and meet our ongoing obligations. If we are unable to successfully raise additional capital by the end of the first quarter of 2018, we will likely not have sufficient cash flow and liquidity to fund our business operations as we currently operate, forcing us to potentially curtail our activities and significantly reduce or cease operations. Even if we are able to raise additional capital, such financings may only be available on unattractive terms, resulting in significant dilution of stockholders' interests and, in such event, the value and potential future market price of our Common Stock may decline. In addition, if we raise additional funds through license arrangements or through the disposition of any of our assets, it may be necessary to relinquish potentially valuable rights to our product candidates or assets or grant licenses on terms that are not favorable to us.

Based upon our projected revenue and expenditures for 2017 and 2018, including regulatory and consulting fees for the remediation of the Warning Letter and ongoing discussions with the FDA, continuing implementation of our commercialization and expansion activities and certain other assumptions, we currently believe that our cash, cash equivalents, projected revenue and accounts receivable, along with the proceeds from this Offering, which includes the equity commitment from Biotest, will be sufficient to fund our operations, as currently conducted, into the second half of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, we will need to raise additional equity or debt financing during the second half of 2018. This timeframe may change based upon how quickly we are able to execute on our quality management systems’ remediation plans for the ADMA BioManufacturing operations, commercial manufacturing ramp-up activities and the various financing options we are exploring. These estimates may change based upon whether or when the FDA approves RI-002 or if any of our other assumptions change. We currently do not have arrangements to obtain additional financing. Any such financing could be difficult to obtain or only available on unattractive terms and could result in significant dilution to stockholders. Failure to secure necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business plan and financial performance and could delay, discontinue or prevent product development, clinical trial or commercialization activities, or the approval of any of our potential products. In addition, we could be forced to reduce or forgo sales and marketing efforts and forgo attractive business opportunities.

Failure to timely and effectively remediate the outstanding Warning Letter and other inspection issues and deficiencies at the Boca Facility will have a material adverse effect on our business.

Prior to the closing of the Biotest Transaction, BTBU was our third-party manufacturer for RI-002. In response to our BLA submission in 2015, in July 2016 the FDA issued the CRL. The CRL did not specify or request the need for any addition clinical trials or data; however, the CRL reaffirmed the issues set forth in the Warning Letter issued to Biotest relating to inspection issues identified at the Boca Facility. The FDA identified in the CRL, among other things, certain outstanding inspection issues and deficiencies related to CMC and GMP at the Boca Facility and at certain of our third-party vendors, and requested documentation of corrections for a number of these issues. The FDA indicated in the CRL that it cannot grant final approval of our BLA until, among other things, these deficiencies are resolved. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility, and our highest priority is to remediate the outstanding compliance issues at the Boca Facility in the Warning Letter. We have engaged a leading consulting firm with extensive experience in remediating compliance and inspection issues related to quality management systems that manages a robust team of subject matter experts in plasma derived products and biologic drugs to assist us in addressing all identified CMC and cGMP issues and deficiencies. We expect to be inspection-ready by the end of 2017 and subsequently expect to improve the FDA inspection classification relative to the Warning Letter after the next inspection by the FDA. However, there can be no assurances that our efforts to remediate the Warning Letter and other inspection issues and deficiencies at the Boca Facility will be effective or whether the FDA will accept these efforts. Failure to timely remediate such Warning Letter and other inspection issues and deficiencies and/or receive approval from the FDA, as well as passing an FDA inspection within this timeline, if at all, will have a material adverse effect on our business, prospects, financial condition and results of operations.

We are currently not profitable and may never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we may never achieve or maintain profitability. For the nine months ended September 30, 2017 and 2016, we incurred net losses of $30.8 million and $15.0 million, respectively, and from our inception in 2004 through September 30, 2017, we have incurred an accumulated deficit of $137.7 million. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to continue to incur significant operating and capital expenditures and anticipate that our operating expenses will increase substantially in the foreseeable future as we:

•	remediate the outstanding compliance deficiencies identified by the FDA in the CRL and Warning Letter at the Boca Facility;

•	seek regulatory approval(s);

•	initiate commercialization and marketing efforts;

•	implement additional internal systems, controls and infrastructure;

•	hire additional personnel;

•	expand and build out our plasma center network; and

•	integrate the Biotest Assets into our business.

We also expect to experience negative cash flows for the foreseeable future as we fund our operating losses and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability could negatively impact the value of our securities.

Although our financial statements have been prepared on a going concern basis, we must raise additional capital during the second half of 2018 to fund our operations in order to continue as a going concern.

CohnReznick LLP, our independent registered public accounting firm, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2016, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position we may not be able to continue as a going concern.  If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements. We may also be forced to make reductions in spending, including delaying or curtailing our clinical development, trials or commercialization efforts, or seek to extend payment terms with our vendors and creditors. Our ability to raise or borrow the capital needed to improve our financial condition may be hindered by a variety of factors, including market conditions and the availability of such financing on acceptable terms, if at all. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause our security holders to suffer the loss of all or a substantial portion of their investment in our company.

We anticipate that our principal sources of liquidity, along with the proceeds from this Offering, which includes the equity commitment from Biotest, will only be sufficient to fund our activities, as currently conducted, into the second half of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, we will need to raise additional equity or debt financing during the second half of 2018. This time frame may change based upon how quickly we are able to execute on our quality management systems’ remediation plans for the ADMA BioManufacturing operations, commercial manufacturing ramp-up activities and the various financing options we are exploring. In order to have sufficient cash to fund our operations thereafter, we will need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If our assumptions underlying our estimated expenses prove to be wrong, we may have to raise additional capital sooner than the end of the first half of 2018.

We have a limited operating history upon which to base an investment decision.

We have not demonstrated an ability to perform the functions necessary for the successful commercialization of RI-002. The successful development and commercialization of any product candidate will require us or our collaborators to perform a variety of functions, including:

•	undertaking product development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales and marketing activities once product approval is received.

Our operations thus far provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of investing in our securities.

Business interruptions could adversely affect our business.

ADMA BioCenters operates FDA-licensed, GLA and KMFDS certified source plasma collection facilities located in the U.S., which provide us with a portion of our blood plasma for the manufacture of our products and product candidates. Plasma collected from ADMA BioCenters' facilities that is not used to manufacture our products and product candidates is sold to third-party customers in the U.S., and other locations where we are approved globally under supply agreements or in the open "spot" market. Furthermore, we are progressing with the construction of our third plasma collection facility, and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017. Nabi-HB and Bivigam are manufactured at the Boca Facility, an FDA-licensed facility certified by the GHA. A portion of our revenues are dependent upon the continued operation of these facilities. Our operations are vulnerable to interruption by fire, weather related events such as: hurricanes, wind and rain, electric power loss, telecommunications failure, and other acts of God, equipment failure and breakdown, human error, employee issues and events beyond our control. We do not have detailed disaster recovery plans for our facilities and we do not have a backup manufacturing facility, other than our other facilities, or contractual arrangements with any other manufacturers in the event of a casualty to or destruction of any facility or if any facility ceases to be available to us for any other reason. If we are required to rebuild or relocate any of our facilities, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur.

Our lead pipeline product candidate, RI-002, requires extensive clinical data analysis and regulatory review and may require additional testing. Clinical trials and data analysis can be very expensive, time-consuming and difficult to design and implement. If we are unsuccessful in obtaining regulatory approval for RI-002, or any of our product candidates do not provide positive results, we may be required to delay or abandon development of such product, which would have a material adverse impact on our business.

Continuing product development requires additional and extensive clinical testing. Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The clinical trial process is also time-consuming. While we have met the primary endpoint for our pivotal Phase III trial for RI-002, we cannot provide any assurance or certainty regarding when we might receive regulatory approval for our BLA for RI-002. Furthermore, failure can occur at any stage of the process, and we could encounter problems that cause us to abandon our BLA or repeat clinical trials. The commencement and completion of clinical trials for any current or future development product candidate may be delayed by several factors, including:

•	unforeseen safety issues;

•	determination of dosing issues;

•	lack of effectiveness during clinical trials;

•	slower than expected rates of patient recruitment;

•	inability to monitor patients adequately during or after treatment; and

•	inability or unwillingness of medical investigators to follow our clinical protocols.

In addition, the FDA or an independent institutional review board may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in our Investigational New Drug (“IND”) submissions or the conduct of these trials. Therefore, we cannot provide any assurance or predict with certainty the schedule for future clinical trials. In the event we do not ultimately receive regulatory approval for RI-002, we may be required to terminate development of our only product candidate. Unless we acquire or develop other product candidates that are saleable, our business will be limited to plasma collection and sales.

If the results of our clinical trials do not support our product candidate claims, completing the development of such product candidate may be significantly delayed or we may be forced to abandon development of such product candidate altogether.

Even though our clinical trials for RI-002 have been completed as planned, we cannot be certain that their results will support our product candidate claims. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay our ability to commercialize our product candidates and generate product revenues. In addition, our clinical trials involve a relatively small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results. In addition, certain portions of the clinical trial and product testing for RI-002 were performed outside of the U.S., and therefore, may not have been performed in accordance with standards normally required by the FDA and other regulatory agencies.

If we do not obtain the necessary U.S. or worldwide regulatory approvals to commercialize RI-002, we will not be able to sell RI-002.

If we cannot obtain regulatory approval for RI-002, we will not be able to generate revenue from this product candidate. As a result, our sources of revenue may continue to be from a product mix consisting only of plasma collection and sales revenues, revenues generated from sales of our commercial products, revenues generated from ongoing contract manufacturing for third parties and revenues generated from the sales of manufacturing intermediates. We cannot assure you that we will receive the approvals necessary to commercialize RI-002 or any other product candidate we may acquire or develop in the future. In order to obtain FDA approval of RI-002 or any other product candidate requiring FDA approval, our clinical development must demonstrate that the product candidate is safe for humans and effective for its intended use, and we must successfully complete an FDA BLA review. Obtaining FDA approval of any other product candidate generally requires significant research and testing, referred to as preclinical studies, as well as human tests, referred to as clinical trials. Satisfaction of the FDA's regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in products that the FDA considers safe for humans and effective for indicated uses. The FDA has substantial discretion in the product approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay commercialization of, and our ability to derive product revenues from, our product candidate;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject our BLA. In addition, the FDA could determine that we must test additional subjects and/or require that we conduct further studies with more subjects. We may never obtain regulatory approval for RI-002, or any other future potential product candidate or label expansion activity. Failure to obtain FDA approval of any of our product candidates will severely undermine our business by leaving us without the ability to generate additional accretive revenues. There is no guarantee that we will ever be able to develop or acquire other product candidates. In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any products or product candidates outside the U.S. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any product candidate for sale outside the U.S.

Even if we receive approval from the FDA to market RI-002, our ability to market RI-002 for alternative applications could be limited.

The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the Internet and off-label promotion. The FDA generally does not allow drugs to be promoted for “off-label” uses — that is, uses that are not described in the product’s labeling and that differ from those that were approved by the FDA. Generally, the FDA limits approved uses to those studied by a company in its clinical trials. In addition to the FDA approval required for new formulations, any new indication for an approved product also requires FDA approval. We have sought approval from the FDA to market RI-002 for the treatment of PIDD and, even if approved, we cannot be sure whether we will be able to obtain FDA approval for any desired future indications for RI-002.

While physicians in the U.S. may choose, and are generally permitted, to prescribe drugs for uses that are not described in the product’s labeling, and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our ability to promote our products is narrowly limited to those indications that are specifically approved by the FDA. “Off-label” uses are common across medical specialties and may constitute an appropriate treatment for some patients in varied circumstances. Regulatory authorities in the U.S. generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. Although recent court decisions suggest that certain off-label communications (e.g., truthful and non-misleading speech) may be protected under the First Amendment, the scope of any such protection is unclear, and there are still significant risks in this area as it is unclear how these court decisions will impact the FDA’s enforcement practices, and there is likely to be substantial disagreement and difference of opinion regarding whether any particular statement is truthful and not misleading. Moreover, while we intend to promote our products consistent with what we believe to be the approved indication for our drugs, the FDA may disagree. If the FDA determines that our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to issue warning letters or untitled letters, bring an enforcement action against us, suspend or withdraw an approved product from the market, require a recall or institute fines or civil fines, or could result in disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our reputation and our business.

We depend on third-party researchers, developers and vendors to develop RI-002, and such parties are, to some extent, outside of our control.

We depend on independent investigators and collaborators, such as universities and medical institutions, contract laboratories, clinical research organizations, contract manufacturers and consultants to conduct our preclinical, clinical trials, CMC testing and other activities under agreements with us. These collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our product-development programs, or if their performance is substandard, the approval of our FDA application(s), if any, and our introduction of new products, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed. Additionally, any change in the regulatory compliance status of any of our vendors may impede our ability to receive approval for our product candidates.

Historically a single customer has accounted for a significant amount of our total revenue and, together with a second customer, represented 76% of our total revenue for the nine months ended September 30, 2017, and, therefore, the loss of such single customer could have a material adverse effect on our business, results of operations and financial condition.

Historically, a significant amount of our total revenue is attributable to a single customer, BPC. For the nine months ended September 30, 2017, two of our customers, SK Plasma Co., Ltd. (“SK”) and BPC, represented 76% of our total revenue, with BPC representing 68% of our total revenue and SK representing 8% of our total revenue. Although we expect this concentration to decrease over the remainder of the year as additional sales of Nabi-HB, revenues from our contract manufacturing services and sale of intermediate by-products are reflected in our consolidated financial statements, these two customers are still expected to account for a significant portion of our total revenue.

Our relationships with BPC and SK are arm's length commercial relationships. The loss of either or both of BPC and SK as a customer or a material change in the revenue generated by either or both of BPC and SK could have a material adverse effect on our business, results of operations and financial condition. Factors that could influence our relationships with our customers include, among other things:

•	our ability to sell our products at competitive prices;

•	our ability to maintain features and quality standards for our products sufficient to meet the expectations of our customers; and

•	our ability to produce and deliver a sufficient quantity of our products in a timely manner to meet our customers’ requirements.

Additionally, an adverse change in the financial condition of either or both of BPC and SK could have a material adverse effect on our business and results of operations.

Issues with product quality could have a material adverse effect upon our business, subject us to regulatory actions and cause a loss of customer confidence in us or our products.

Our success depends upon the quality of our products. Quality management plays an essential role in meeting customer requirements, preventing defects, improving our products and services and assuring the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. A quality or safety issue may result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly litigation, refusal of a government to grant approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses. An inability to address a quality or safety issue by us or by a third-party vendor in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully commercializing our current products and launching new products.

If physicians and patients do not accept and use our current products or our future product candidates, our ability to generate revenue from these products will be materially impaired.

Even if the FDA approves a product made by ADMA Biologics, physicians and patients may not accept and use it. Acceptance and use of our products will depend on a number of factors including:

•	perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our products;

•	cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payers; and

•	the effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

The failure of our current and future products to find market acceptance would harm our business and could require us to seek additional financing or make such financing difficult to obtain on favorable terms, if at all.

Industry and other market data used in this prospectus and our other materials, including those undertaken by us or our engaged consultants, may not prove to be representative of current and future market conditions or future results.

This prospectus and our other materials include statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties and surveys and studies we commissioned regarding the market potential for our current products as well as RI-002. Although we believe that such information has been obtained from sources believed to be reliable, neither the sources of such data, nor we, can guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data. With respect to the information from third-party consultants, the results of this data represent the independent consultants’ own methodologies, assumptions, research, analysis, projections, estimates, composition of respondent pool, presentation of data and adjustments, each of which may ultimately prove to be incorrect, and cause actual results and market viability to differ materially from those presented in such report. Readers should not place undue reliance on this information.

Our long-term success may depend on our ability to supplement our existing product portfolio through new product development or the in-license or acquisition of other new products and product candidates, and if our business development efforts are not successful, our ability to achieve profitability may be adversely impacted.

Our current product development portfolio consists primarily of RI-002 and label expansion activities for Nabi-HB and Bivigam. We have initiated small scale preclinical activities to potentially expand our current portfolio through new product development efforts or to in-license or acquire additional products and product candidates. If we are not successful in developing or acquiring additional products and product candidates, we will have to depend on our ability to raise capital for, and the successful development and commercialization of, RI-002, as well as the revenue we may generate from the sale of Nabi-HB, Bivigam, contract manufacturing, and intermediates and plasma attributable to the operations of ADMA BioCenters, to support our operations.

We may not realize the strategic and financial benefits currently anticipated from the Biotest Transaction.

We may not realize all of the strategic and financial benefits currently anticipated from the Biotest Transaction. For example, we may not realize the anticipated benefits of acquiring control of all aspects of RI-002 drug manufacturing, regulatory affairs and business operations. In addition, we may not be able to resolve the outstanding issues at the Boca Facility that resulted in the Warning Letter. As part of the remediation of the Warning Letter, in December 2016, BTBU temporarily suspended the production of Bivigam in order to focus on the completion of planned improvements to the manufacturing process, and it is uncertain when production of Bivigam will resume. As a result, it was communicated to customers that Bivigam will not be available for sale or distribution at least through the end of 2017. If we are unable to address the underlying concerns at the Boca Facility that resulted in the Warning Letter and the CRL in July 2016 that identified deficiencies and inspection issues related to certain of our third-party contract manufacturers, including BPC, and provide requested documentation of corrections for a number of these issues, we will not be able to resume the manufacturing of Bivigam or reapply for FDA approval to market and sell RI-002, which could have a material adverse effect on us. Failure to resolve any outstanding issues or any administrative actions taken or changes made by the FDA toward our contract manufacturers, vendors or us could impact our ability to receive approval for RI-002, including the timing thereof, disrupt our business operations and the timing of our commercialization efforts and may have a material adverse effect on our financial condition and operating results.

Through the Biotest Transaction, we assumed a contract manufacturing agreement related to the fractionation of plasma provided by one of our third-party customers that includes certain minimum production requirements. If we are unable to meet our contractual obligations under this agreement, we may be liable for the payment of liquidated damages. If we are unable to resolve these issues, such failure could have a material adverse effect on us.

There is also uncertainty as to whether the combined business will be able to operate at a profitable level in the future given the relatively small size of the Biotest Assets and the competitive environment in which it operates. Furthermore, there is no assurance and no definitive timeline as to when or if the Warning Letter will be resolved by the FDA, or when the FDA will inspect our operations. These factors could have a material adverse effect on us.

We may not be successful in integrating the Biotest Assets into our business.

The Biotest Transaction involves the integration of two businesses that previously have operated independently with principal offices in two distinct locations. We are expending significant management attention and resources to integrate the two companies following completion of the Biotest Transaction. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the Biotest Transaction.

Potential difficulties that may be encountered in the integration process include, but are not limited to, the following:

•	using our cash and other assets efficiently to develop the business on a post-Biotest Transaction basis;

•	appropriately managing the liabilities of our Company on a post-Biotest Transaction basis;

•	potential unknown or currently unquantifiable liabilities associated with the Biotest Transaction and the operations of our Company on a post-Biotest Transaction basis;

•	potential unknown and unforeseen expenses, delays or regulatory conditions associated with the Biotest Transaction; and

•	performance shortfalls in one or both of the businesses as a result of the diversion of the applicable management’s attention caused by completing the Biotest Transaction and integrating the business.

Delays in the integration process could adversely affect the combined company’s business, financial results, financial condition and stock price following the Biotest Transaction. Even if the combined company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

By completing the Biotest Transaction, we agreed to transfer assets that have historically generated substantially all of our revenue.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer to BPC ownership of the two plasma collection facilities in the U.S. and certain related assets and liabilities. These plasma collection facilities to be transferred have historically been the source of substantially all of our revenue. Although we are currently constructing a new plasma collection facility, we cannot guarantee we will generate similar revenues as historically reported from the plasma collection facilities we will transfer to BPC on January 1, 2019.

The Biotest Transaction exposes us to liabilities, a release of claims and competition that could have a material adverse effect on our business, financial condition, results of operations and stock price.

As part of the consideration for the Biotest Transaction, we agreed to assume certain liabilities of BPC related to BTBU. Because we agreed to assume liabilities related to the Biotest Assets, we are exposed to liabilities that are not within our control and we cannot predict the extent to which these liabilities may arise in the future. Any liabilities that may arise could have a material adverse effect on our business, financial condition, results of operations and stock price.

The Master Purchase and Sale Agreement, dated as of January 21, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”), with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest AG, BPC’s parent corporation, and Biotest US Corporation, a Delaware corporation and subsidiary of Biotest AG (together with Biotest AG, the “Biotest Guarantors”), contains indemnification undertakings by the parties thereto for certain losses, including, among other things, indemnification for any losses arising from breaches of its representations, warranties, covenants and agreements in the Purchase Agreement. In addition, we have agreed to indemnify BPC for any assumed liability, and BPC has agreed to indemnify us for any excluded asset or excluded liability. The parties' representations and warranties (other than fundamental representations and warranties) survive for 15 months following the closing of the Biotest Transaction, fundamental representations survive indefinitely, tax representations survive until the date that is 30 days following the applicable statute of limitations, covenants to be performed on or prior to the closing of the Biotest Transaction survive for 15 months following the closing of the Biotest Transaction, and post-closing covenants survive in accordance with their terms or if no term is specified, indefinitely. Each party’s indemnification obligations with respect to (a) its representations and warranties (other than its fundamental representations) are subject to a $25,000 mini-basket and $750,000 true deductible and (b) its representations, warranties and pre-closing covenants are subject to a $25,000,000 cap. Significant indemnification claims by BPC or its affiliates or a breach by BPC or its affiliates of any indemnity obligations owed to us under the Purchase Agreement could have a material adverse effect on our business, financial condition, results of operations and stock price.

As part of the consideration for the Biotest Transaction, the parties also agreed to a mutual release, pursuant to which the parties agreed not to bring any suit, action or claim for any breach or default under the existing manufacturing and supply agreement or master services agreement prior to the closing of the Biotest Transaction. This release remains effective from and after the closing of the Biotest Transaction. Without this release, we would have otherwise been permitted to bring a claim against BPC related to the Warning Letter that could have possibly entitled us to remedies in the event that we are unable to resolve the Warning Letter. The inability to seek these remedies could have a material adverse effect on our business, financial condition, results of operations and stock price.

In addition, while the Purchase Agreement contains certain non-compete clauses, such clauses do not prohibit either the Biotest Guarantors or their other affiliates from directly or indirectly (other than through BPC) competing with BTBU after the closing of the Biotest Transaction. Such competition could result in the loss of existing or new customers, price reductions, reduced operating margins and loss of market share, which could have a material adverse effect on our business, financial condition, results of operations and stock price.

If our due diligence investigation for the Biotest Transaction was inadequate and/or the representations, warranties and indemnification given to us by BPC was inadequate, then it could result in a material adverse effect on our business.

Even though we believe that we conducted a reasonable and customary due diligence investigation of BTBU and we received market representations, warranties and indemnities from Biotest and BPC, we cannot be sure that our due diligence investigation uncovered all material or non-material issues that may be present, or if we did not receive access or the ability to diligence certain information, as well as appropriate representations and or warranties, or that it would be possible to uncover all material issues through customary due diligence, or that issues outside of our control will not later arise or that all material issues which are or could be discovered are not otherwise covered by the representations and warranties of Biotest and BPC and therefore indemnifiable. If we failed to identify any important issues, or if it were not possible to uncover all material issues or if we did not receive representations and warranties and indemnification concerning any or all material or non-material issues, it could result in a material adverse effect on our business, financial condition, results of operations and stock price.

Our credit agreement (the “Credit Agreement”) with Marathon Healthcare Finance Fund, L.P. (“Marathon”) is subject to acceleration in specified circumstances, which may result in Marathon taking possession and disposing of any collateral.

On October 10, 2017, we entered into the Credit Agreement with Marathon which provides for a senior secured term loan facility in an aggregate amount of up to $40.0 million (collectively, the “Credit Facility”), comprised of (i) a term loan in the principal amount of $30.0 million (the “Tranche One Loan”), (ii) an additional term loan to be made in the maximum principal amount not to exceed $10.0 million (the “Tranche Two Loan;” and, together with the Tranche One Loan, the “Loans”), which Tranche Two Loan availability is subject to the satisfaction of certain conditions. We used approximately $17.0 million of the Tranche One Loan to retire and pay in full our existing credit facility with Oxford Finance LLC (“Oxford”) and the obligations thereunder in accordance with the terms of the Loan and Security Agreement with Oxford, dated as of June 19, 2015, by and among Oxford, the other lenders party thereto, us, ADMA Plasma Biologics and ADMA BioCenters, as amended on May 13, 2016 (the “LSA”). The Loans each have a maturity date of April 10, 2022 (the “Maturity Date”), subject to acceleration pursuant to the Credit Agreement, including upon an Event of Default (as defined in the Credit Agreement). Borrowings under the Credit Agreement bear interest at a rate per annum equal to LIBOR plus 9.50% with a 1% LIBOR floor; provided, however, that in the event that we achieve sales of not less than $61.7 million for the 2018 calendar year and the Tranche Two Loan has been funded, then the interest rate on the borrowings under the Credit Agreement will decrease to LIBOR plus 7.75% with a 1% LIBOR floor. During an Event of Default under the Credit Agreement, the outstanding amount of indebtedness under the Credit Agreement will bear interest at a rate per annum equal to the interest rate then applicable to the borrowings under the Credit Agreement plus 5% per annum. The Loans are secured by substantially all of our assets, including our intellectual property. Events of Default include, among others, non-payment of principal, interest, or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material contracts and events constituting a change of control. In addition to the increase in the rate of interest on the Loans of 5% per annum, the occurrence of an Event of Default could result in, among other things, the termination of commitments under the Credit Facility, the declaration that all outstanding Loans are immediately due and payable in whole or in part, and Marathon taking immediate possession of, and selling, any collateral securing the Loans.

Developments by competitors may render our products or technologies obsolete or non-competitive.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our current products, RI-002 (if we obtain regulatory approval) and any future product we may develop will have to compete with other marketed therapies. In addition, other companies may pursue the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the U.S. and abroad. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations competing with us have substantially greater financial resources, larger research and development staffs and facilities, longer product development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures or other collaborations.

If we are unable to protect our patents, trade secrets or other proprietary rights, if our patents are challenged or if our provisional patent applications do not get approved, our competitiveness and business prospects may be materially damaged.

As we move forward in clinical development we are also uncovering novel aspects of our product and are drafting patents to cover our inventions.  We rely on a combination of patent rights, trade secrets and nondisclosure and non-competition agreements to protect our proprietary intellectual property, and we will continue to do so. There can be no assurance that our patent, trade secret policies and practices or other agreements will adequately protect our intellectual property. Our issued patents may be challenged, found to be over-broad or otherwise invalidated in subsequent proceedings before courts or the USPTO. Even if enforceable, we cannot provide any assurances that they will provide significant protection from competition. The processes, systems, and/or security measures we use to preserve the integrity and confidentiality of our data and trade secrets may be breached, and we may not have adequate remedies as a result of any such breaches. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. There can be no assurance that the confidentiality, nondisclosure and non-competition agreements with employees, consultants and other parties with access to our proprietary information to protect our trade secrets, proprietary technology, processes and other proprietary rights, or any other security measures relating to such trade secrets, proprietary technology, processes and proprietary rights, will be adequate, will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We could lose market exclusivity of a product earlier than expected.

In the pharmaceutical and biotechnology industries, the majority of an innovative product’s commercial value is realized during its market exclusivity period. In the U.S. and in some other countries, when market exclusivity expires and generic versions are approved and marketed or when biosimilars are introduced (even if only for a competing product), there are usually very substantial and rapid declines in a product’s revenues.

Market exclusivity for our products is based upon patent rights and certain regulatory forms of exclusivity. The scope of our patent rights may vary from country to country and may also be dependent on the availability of meaningful legal remedies in a country. The failure to obtain patent and other intellectual property rights, or limitations on the use or loss of such rights, could be material to us. In some countries, basic patent protections for our products may not exist because certain countries did not historically offer the right to obtain specific types of patents and/or we (or our licensors) did not file in those markets. In addition, the patent environment can be unpredictable and the validity and enforceability of patents cannot be predicted with certainty. Absent relevant patent protection for a product, once the data exclusivity period expires, generic versions can be approved and marketed.

Patent rights covering RI-002 may become subject to patent litigation. In some cases, manufacturers may seek regulatory approval by submitting their own clinical trial data to obtain marketing approval or choose to launch a generic product “at risk” before the expiration of our patent rights/or before the final resolution of related patent litigation. Enforcement of claims in patent litigation can be very costly and no assurance can be given that we will prevail. There is no assurance that RI-002, or any other of our products for which we are issued a patent, will enjoy market exclusivity for the full time period of the respective patent.

Third parties could obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all.

We may not be able to operate our business without infringing third-party patents. Numerous U.S. and foreign patents and pending patent applications owned by third parties exist in fields that relate to the development and commercialization of immune globulins. In addition, many companies have employed intellectual property litigation as a way to gain a competitive advantage. It is possible that infringement claims may occur as the number of products and competitors in our market increases. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a greater risk of being the subject of intellectual property infringement claims. We cannot be certain that the conduct of our business does not and will not infringe intellectual property or other proprietary rights of others in the U.S. and in foreign jurisdictions. If our products, methods, processes and other technologies are found to infringe third-party patent rights, we could be prohibited from manufacturing and commercializing the infringing technology, process or product unless we obtain a license under the applicable third-party patent and pay royalties or are able to design around such patent. We may be unable to obtain a license on terms acceptable to us, or at all, and we may not be able to redesign our products or processes to avoid infringement. Even if we are able to redesign our products or processes to avoid an infringement claim, our efforts to design around the patent could require significant time, effort and expense and ultimately may lead to an inferior or more costly product and/or process. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, if any such claim is successful, a court could order us to pay substantial damages, including compensatory damages for any infringement, plus prejudgment interest and could, in certain circumstances, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently prohibit us, our licensees, if any, and our customers from making, using, selling, offering to sell or importing one or more of our products or practicing our proprietary technologies or processes, or could enter an order mandating that we undertake certain remedial activities. Any of these events could seriously harm our business, operating results and financial condition.

Continued instability in the credit and financial markets may negatively impact our business, results of operations and financial condition.

Financial markets in the U.S., Canada, Europe and Asia continue to experience disruption, including, among other things, significant volatility in security prices, declining valuations of certain investments, as well as severely diminished liquidity and credit availability. Business activity across a wide range of industries and regions continues to be greatly reduced and local governments and many businesses are still suffering from the lack of consumer spending and the lack of liquidity in the credit markets. As a clinical-stage biotechnology company, we rely on third parties for several important aspects of our business, including contract manufacturing of drug product, plasma collection supplies, transportation and storage of plasma, and conduct of our clinical trials. These third parties may be unable to satisfy their commitments to us due to tightening of global credit from time to time, which would adversely affect our business. The continued instability in the credit and financial market conditions may also negatively impact our ability to access capital and credit markets and our ability to manage our cash balance. While we are unable to predict the continued duration and severity of the adverse conditions in the U.S. and other countries, any of the circumstances mentioned above could adversely affect our business, financial condition, operating results and cash flow or cash position.

If we are unable to successfully manage our growth, our business may be harmed.

Our success will depend on the expansion of our commercial and manufacturing activities, supply of plasma and overall operations and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business could be harmed.

The loss of one or more key members of our management team could adversely affect our business.

Our performance is substantially dependent on the continued service and performance of our management team, who have extensive experience and specialized expertise in our business. In particular, the loss of Adam S. Grossman, our President and Chief Executive Officer, could adversely affect our business and operating results. We do not have "key person" life insurance policies for any members of our management team. We have employment agreements with each of our executive officers; however, the existence of an employment agreement does not guarantee retention of members of our management team and we may not be able to retain those individuals for the duration of or beyond the end of their respective terms. The loss of services of key personnel, or the inability to attract and retain additional qualified personnel, could result in delays in development or approval of our product candidates and diversion of management resources. Notwithstanding the foregoing, in the event Mr. Grossman is terminated for cause or resigns other than for good reason, then the standstill provisions contained in the Stockholders Agreement, dated as of June 6, 2017, by and between the Company and BPC, which prohibits BPC and its affiliates collectively from, among other things, acquiring more than (i) 50%, less one share, of the Company’s issued and outstanding shares of capital stock on an as-converted basis, or (ii) 30% of the issued and outstanding shares of Common Stock, will terminate and be of no further force and effect. Such event could result in Biotest acquiring additional shares of our Common Stock or taking other actions with the goal of acquiring additional shares of our Common Stock.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in commercialization, sales, marketing, medical affairs, reimbursement, government regulation, formulation and manufacturing and finance and accounting. In particular, over the next 12-24 months, we expect to hire several new employees devoted to commercialization, sales, marketing, medical and scientific affairs, regulatory affairs, quality control, financial, general and operational management. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals is intense, and we cannot assure you that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success and any failure to do so successfully may have a material adverse effect on us.

We currently collect human blood plasma at our ADMA BioCenters facilities, and if we cannot maintain FDA approval for these facilities we may be adversely affected and may not be able to sell or use this human blood plasma for future commercial purposes.

We intend to maintain FDA and other governmental and regulatory approvals of our ADMA BioCenters collection facilities for the collection of human blood plasma. These facilities are subject to FDA and other governmental and regulatory inspections and extensive regulation, including compliance with current cGMP, FDA and other government approvals. Failure to comply with applicable governmental regulations or to receive applicable approvals for our future facilities, including our third facility, may result in enforcement actions, such as adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, costly litigation, refusal of regulatory authority approvals and licenses, restrictions on operations or withdrawal of existing approvals and licenses, any of which may significantly delay or suspend our operations for these locations, potentially having a materially adverse effect on our ability to manufacture our products or offer for sale plasma collected at the affected site(s).

We currently manufacture our current marketed products, pipeline products, and products for third parties in our manufacturing and testing facilities, and if we cannot maintain appropriate FDA status for these facilities, we may be adversely affected, and may not be able to sell, manufacture or commercialize these products.

We currently operate under an FDA warning letter, due to operations identified by the FDA in prior FDA inspections while under Biotest operational control. We have engaged a leading consulting firm with extensive experience in remediating compliance and inspection issues related to quality management systems and which manages a robust team of subject matter experts in plasma derived products and biologic drugs to assist us in addressing all identified CMC and cGMP issues and deficiencies. We expect to be inspection-ready by the end of 2017 and subsequently expect to improve the FDA inspection classification relative to the Warning Letter after the next inspection by the FDA.

If we do not receive FDA approval for additional plasma collection centers, one of which is currently under construction, before January 1, 2019, then we may be required to seek a waiver and extension from Biotest for the contractually required transfer of two of our facilities.

We are currently constructing our third plasma center and plan to leverage our existing plasma center license in order to seek approval for this new facility with the FDA. If we do not receive FDA approval for this third plasma center on or before January 1, 2019, then we will be required to seek a waiver and extension from Biotest for our contractual obligation to transfer the two facilities under the Purchase Agreement. However, there can be no assurances that Biotest will waive or extend its rights with respect to such transfer. In the event Biotest refuses to waive and extend such right, we will be obligated to transfer the two facilities under the Purchase Agreement and risk delay or refusal to issue our future license for the new plasma center by the FDA. Any such delay or refusal to issue the license by the FDA could have a material adverse effect on our operations.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators.

Many of our business practices are subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the U.S. are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug, and Cosmetic Act, the Social Security Act (including the Anti-Kickback Law), the Public Health Service Act and the Federal False Claims Act, and any regulations promulgated under the authority of the preceding, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid and the Department of Health and Human Services and other regulatory authorities as well as by the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen "relators" under federal or state false claims laws.

For example, under the Anti-Kickback Law and similar state laws and regulations, the offer or payment of anything of value for patient referrals, or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease, or ordering of any time or service reimbursable in whole or in part by a federal health care program is prohibited.  This places constraints on the marketing and promotion of products and on common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose products for patients, such as physicians and hospitals, and these practices can result in substantial legal penalties, including, among others, exclusion from the Medicare and Medicaid programs. Arrangements with referral sources such as purchasers, group purchasing organizations, physicians and pharmacists must be structured with care to comply with applicable requirements. Also, certain business practices, such as payments of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Under the Patient Protection and Affordable Care Act and the companion Health Care and Education Reconciliation Act, which together are referred to as the “Healthcare Reform Law”, such payments by pharmaceutical manufacturers to U.S. healthcare practitioners and academic medical centers must be publicly disclosed. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. Where such practices have been found to be improper incentives to use such products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct.

Failure to satisfy requirements under the Federal Food, Drug, and Cosmetic Act can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct. In addition, while regulatory authorities generally do not regulate physicians' discretion in their choice of treatments for their patients, they do restrict communications by manufacturers on unapproved uses of approved products or on the potential safety and efficacy of unapproved products in development. Companies in the U.S., Canada and the European Union cannot promote approved products for other indications that are not specifically approved by the competent regulatory authorities (e.g., FDA in the U.S.), nor can companies promote unapproved products. In limited circumstances, companies may disseminate to physicians information regarding unapproved uses of approved products or results of studies involving investigational products. If such activities fail to comply with applicable regulations and guidelines of the various regulatory authorities, we may be subject to warnings from, or enforcement action by, these authorities. Furthermore, if such activities are prohibited, it may harm demand for our products. Promotion of unapproved drugs or devices or unapproved indications for a drug or device is a violation of the Federal Food, Drug, and Cosmetic Act and subjects us to civil and criminal sanctions. Furthermore, sanctions under the Federal False Claims Act have recently been brought against companies accused of promoting off-label uses of drugs, because such promotion induces the use and subsequent claims for reimbursement under Medicare and other federal programs. Similar actions for off-label promotion have been initiated by several states for Medicaid fraud. The Healthcare Reform Law significantly strengthened provisions of the Federal False Claims Act, the Anti-Kickback Law that applies to Medicare and Medicaid, and other health care fraud provisions, leading to the possibility of greatly increased qui tam suits by relators for perceived violations. Violations or allegations of violations of the foregoing restrictions could materially and adversely affect our business.

We are required to report detailed pricing information, net of included discounts, rebates and other concessions, to the Centers for Medicare & Medicaid Services (“CMS”) for the purpose of calculating national reimbursement levels, certain federal prices and certain federal and state rebate obligations. Inaccurate or incomplete reporting of pricing information could result in liability under the False Claims Act, the federal Anti-Kickback Law and various other laws, rules and regulations.

We will need to establish systems for collecting and reporting this data accurately to CMS and institute a compliance program to assure that the information collected is complete in all respects. If we report pricing information that is not accurate to the federal government, we could be subject to fines and other sanctions that could adversely affect our business. If we choose to pursue clinical development and commercialization in the European Union or otherwise market and sell our products outside of the U.S., we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all, which would preclude us from commercializing products in those markets.

In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of their product candidate to other available therapies. Such trials may be time-consuming and expensive, and may not show an advantage in efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the U.S. or the European Union, we could be adversely affected.

Also, under the U.S. Foreign Corrupt Practices Act, the U.S. has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the U.S., generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business. To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as the U.S. Health and Human Services Department Office of Inspector General (the “OIG”) have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. In the future, we may need to adopt healthcare compliance and ethics programs that would incorporate the OIG's recommendations, and train our applicable employees in such compliance. Such a program may be expensive and may not assure that we will avoid compliance issues.

The manufacturing processes for plasma based biologics are complex and involve biological intermediates that are susceptible to contamination.

Plasma is a raw material that is susceptible to damage and contamination and may contain human pathogens, any of which would render the plasma unsuitable as raw material for further manufacturing. For instance, improper storage of plasma, by us or third-party suppliers, may require us to destroy some of our raw material. If unsuitable plasma is not identified and discarded prior to the release of the plasma to the manufacturing process, it may be necessary to discard intermediate or finished product made from that plasma or to recall any finished product released to the market, resulting in a charge to cost of product revenue. The manufacture of our plasma products is an extremely complex process of fractionation, purification, filling and finishing. Our products can become non-releasable or otherwise fail to meet our stringent specifications or regulatory agencies' specifications through a failure in one or more of these process steps. We may detect instances in which an unreleased product was produced without adherence to our manufacturing procedures or plasma used in our production process was not collected or stored in a compliant manner consistent with our cGMP or other regulations. Such an event of noncompliance would likely result in our determination that the implicated products should not be released or maybe replaced or withdrawn from the market and therefore should be destroyed. Once manufactured, our plasma-derived products must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our products may require that those products be destroyed. Even if handled properly, biologics may form or contain particulates or have other issues or problems after storage which may require products to be destroyed or recalled. While we expect to write off small amounts of work-in-progress in the ordinary course of business due to the complex nature of plasma, our processes and our products, unanticipated events may lead to write-offs and other costs materially in excess of our expectations and the reserves we have established for these purposes. Such write-offs and other costs could cause material fluctuations in our profitability.

Furthermore, contamination of our products could cause investors, consumers, or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect our sales and profits. In addition, faulty or contaminated products that are unknowingly distributed could result in patient harm, threaten the reputation of our products and expose us to product liability damages and claims from companies for whom we do contract manufacturing.

Our ability to continue to produce safe and effective products depends on the safety of our plasma supply and manufacturing processes against transmittable diseases.

Despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease causing agents, the risk of transmissible disease through blood plasma products cannot be entirely eliminated. For example, since plasma-derived therapeutics involves the use and purification of human plasma, there has been concern raised about the risk of transmitting human immunodeficiency virus (“HIV”), prions, West Nile virus, H1N1 virus or "swine flu" and other blood-borne pathogens through plasma-derived products. There are also concerns about the future transmission of H5N1 virus, or "bird flu." In the 1980s, thousands of hemophiliacs worldwide were infected with HIV through the use of contaminated Factor VIII. Other producers of Factor VIII, though not us, were defendants in numerous lawsuits resulting from these infections. New infectious diseases emerge in the human population from time to time. If a new infectious disease has a period during which time the causative agent is present in the bloodstream but symptoms are not present, it is possible that plasma donations could be contaminated by that infectious agent. Typically, early in an outbreak of a new disease, tests for the causative agent do not exist. During this early phase, we must rely on screening of donors (e.g., for behavioral risk factors or physical symptoms) to reduce the risk of plasma contamination. Screening methods are generally less sensitive and specific than a direct test as a means of identifying potentially contaminated plasma units. During the early phase of an outbreak of a new infectious disease, our ability to manufacture safe products would depend on the manufacturing process' capacity to inactivate or remove the infectious agent. To the extent that a product's manufacturing process is inadequate to inactivate or remove an infectious agent, our ability to manufacture and distribute that product would be impaired. If a new infectious disease were to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to procure plasma, manufacture our products or both. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived products. In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma used in the production of our products.

We could become supply-constrained and our financial performance would suffer if we cannot obtain adequate quantities of FDA-approved source plasma with proper specifications.

In order for plasma to be used in the manufacturing of our products, the individual centers at which the plasma is collected must be licensed by the FDA and approved by the regulatory authorities of any country in which we may wish to commercialize our products. When we open a new plasma center, and on an ongoing basis after licensure, it must be inspected by the FDA for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or risk the suspension or revocation of an existing license. We do not and will not have adequate plasma to manufacture our products. Therefore, we are reliant on the purchase of plasma from third parties to manufacture our products. We can give no assurances that appropriate plasma will be available to us on commercially reasonable terms or at all to manufacture our products. In order to maintain a plasma center's license, its operations must continue to conform to cGMP and other regulatory requirements. In the event that we determine that plasma was not collected in compliance with cGMP, we may be unable to use and may ultimately destroy plasma collected from that center, which would be recorded as a charge to cost of product revenue. Additionally, if non-compliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results. We plan to increase our supplies of plasma for use in the manufacturing processes through increased purchases of plasma from third-party suppliers as well as collections from our existing ADMA BioCenters plasma collection centers. This strategy is dependent upon our ability to maintain a cGMP compliant environment in both plasma centers and to expand production and attract donors to both centers. There is no assurance that the FDA will inspect and license our unlicensed plasma collection centers in a timely manner consistent with our production plans. If we misjudge the readiness of a center for an FDA inspection, we may lose credibility with the FDA and cause the FDA to more closely examine all of our operations. Such additional scrutiny could materially hamper our operations and our ability to increase plasma collections. Our ability to expand production and increase our plasma collection centers to more efficient production levels may be affected by changes in the economic environment and population in selected regions where ADMA BioCenters operates its current or future plasma centers, by the entry of competitive plasma centers into regions where ADMA BioCenters operates such centers, by misjudging the demographic potential of individual regions where ADMA BioCenters expects to expand production and attract new donors, by unexpected facility related challenges, or by unexpected management challenges at selected plasma centers.

Our ability to commercialize our products, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from governmental agencies, health administration authorities, private health maintenance organizations and health insurers and other healthcare payers, and also depends upon the approval, timing and representations by the FDA or other governmental authorities for our product candidates. As the FDA BLA review process is ongoing, we are subject to information requests and communications from the FDA on a routine basis and may not have clarity on any or all specific aspects of the approval timing, language, name, claims and any other future requirements that may be imposed by the FDA or other governmental agencies for marketing, authorization and ultimately financial reimbursement for patient utilization.

Our ability to generate product revenues will be diminished if our products sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products, as well as to the timing, language, specifications and other details pertaining to the approval of such products. Healthcare payers, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for products. Even if one of our product candidates is approved by the FDA, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover such product. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for one of our products, once approved, market acceptance of such product could be reduced. Prices in many countries, including many in Europe, are subject to local regulation and certain pharmaceutical products, such as plasma-derived products, are subject to price controls in several of the world's principal markets, including many countries within the European Union. In the U.S., where pricing levels for our products are substantially established by third-party payers, including Medicare, if payers reduce the amount of reimbursement for a product, it may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace, or where changes in reimbursement induce a shift in the site of treatment. The existence of direct and indirect price controls and pressures over our products could materially adversely affect our financial prospects and performance.

The new biosimilar pathway established as part of the healthcare reform may make it easier for competitors to market biosimilar products.

The Healthcare Reform Law introduced an abbreviated licensure pathway for biological products that are demonstrated to be biosimilar to an FDA-licensed biological product.  A biological product may be demonstrated to be “biosimilar” if data show that, among other things, the product is “highly similar” to an already-approved biological product, known as a reference product, and has no clinically meaningful differences in terms of safety and effectiveness from the reference product. The law provides that a biosimilar application may be submitted as soon as four years after the reference product is first licensed, and that the FDA may not make approval of an application effective until 12 years after the reference product was first licensed.  Since the enactment of the law, the FDA has issued several guidance documents to assist sponsors of biosimilar products in preparing their approval applications.  The FDA approved the first biosimilar product in 2015, and approved three biosimilar products in 2016.  As a result of the biosimilar pathway in the U.S., we expect in the future to face greater competition from biosimilar products, including a possible increase in patent challenges.

The implementation of the Healthcare Reform Law in the U.S. may adversely affect our business.

Through the March 2010 adoption of the Healthcare Reform Law in the U.S., substantial changes are being made to the current system for paying for healthcare in the U.S., including programs to extend medical benefits to millions of individuals who currently lack insurance coverage. The changes contemplated by the Healthcare Reform Law are subject to rule-making and implementation timelines that extend for several years, and this uncertainty limits our ability to forecast changes that may occur in the future. However, implementation has already begun with respect to certain significant cost-saving measures under the Healthcare Reform Law, for example with respect to several government healthcare programs, including Medicaid and Medicare Parts B and D, that may cover the cost of our future products, and these efforts could have a material adverse impact on our future financial prospects and performance. For example, with respect to Medicaid, in order for a manufacturer's products to be reimbursed by federal funding under Medicaid, the manufacturer must enter into a Medicaid rebate agreement with the Secretary of the U.S. Department of Health and Human Services, and pay certain rebates to the states based on utilization data provided by each state to the manufacturer and to CMS, and pricing data provided by the manufacturer to the federal government. The states share these savings with the federal government, and sometimes implement their own additional supplemental rebate programs. Under the Medicaid drug rebate program, the rebate amount for most branded drug products was previously equal to a minimum of 15.1% of the Average Manufacturer Price (“AMP”) or the AMP less Best Price, whichever is greater. Effective January 1, 2010, the Healthcare Reform Law generally increased the size of the Medicaid rebates paid by manufacturers for single source and innovator multiple source (brand name) drug products from a minimum of 15.1% to a minimum of 23.1% of the AMP, subject to certain exceptions. For non-innovator multiple source (generic) products, the rebate percentage is increased from a minimum of 11.0% to a minimum of 13.0% of AMP.  In 2010, the Healthcare Reform Law also newly extended this rebate obligation to prescription drugs covered by Medicaid managed care organizations. These increases in required rebates may adversely affect our future financial prospects and performance. In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program.  The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer.  As the 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

Effective in 2011, the Healthcare Reform Law imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs. These fees may adversely affect our future financial prospects and performance.  The Healthcare Reform Law established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation through 2019.

The Healthcare Reform Law also creates new rebate obligations for our products under Medicare Part D, a partial, voluntary prescription drug benefit created by the U.S. federal government primarily for persons 65 years old and over. The Part D drug program is administered through private insurers that contract with CMS. Beginning in 2011, the Healthcare Reform Law generally requires that in order for a drug manufacturer's products to be reimbursed under Medicare Part D, the manufacturer must enter into a Medicare Coverage Gap Discount Program agreement with the Secretary of the U.S. Department of Health and Human Services, and reimburse each Medicare Part D plan sponsor an amount equal to 50% savings for the manufacturer's brand name drugs and biologics which the Part D plan sponsor has provided to its Medicare Part D beneficiaries who are in the "donut hole" (or a gap in Medicare Part D coverage for beneficiaries who have expended certain amounts for drugs). The Part D plan sponsor is responsible for calculating and providing the discount directly to its beneficiaries and for reporting these amounts paid to CMS's contractor, which notifies drug manufacturers of the rebate amounts it must pay to each Part D plan sponsor. The rebate requirement could adversely affect our future financial performance, particularly if contracts with Part D plans cannot be favorably renegotiated or the Part D plan sponsors fail to accurately calculate payments due in a manner that overstates our rebate obligation. Regarding access to our products, the Healthcare Reform Law established and provided significant funding for a Patient-Centered Outcomes Research Institute to coordinate and fund Comparative Effectiveness Research (“CER”). While the stated intent of CER is to develop information to guide providers to the most efficacious therapies, outcomes of CER could influence the reimbursement or coverage for therapies that are determined to be less cost-effective than others. Should any of our products be determined to be less cost effective than alternative therapies, the levels of reimbursement for these products, or the willingness to reimburse at all, could be impacted, which could materially impact our future financial prospects and results.

There have been repeated attempts by Congress to repeal or change the Healthcare Reform Law. At this time, it remains unclear whether there will be any changes made to or any repeal or replacement of the Healthcare Reform Law, with respect to certain of its provisions or in its entirety.

Developments in the worldwide economy may adversely impact our business.

The difficult economic environment may adversely affect demand for our products. RI-002, our current product candidate, is expected to be sold to hospitals, specialty pharmacies and clinicians in the U.S. As a result of loss of jobs, patients may lose medical insurance and be unable to purchase supply or may be unable to pay their share of deductibles or co-payments. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which may purchase at a lower government price. While to date we cannot directly trace any material reduction in demand to the recession, if economic conditions do not improve, the impact may become material.

Risks Relating to our Finances, Capital Requirements and Other Financial Matters

We require additional funding and may be unable to raise capital when needed, which would force us to delay, curtail or eliminate one or more of our research and development programs or commercialization efforts.

Our operations have consumed substantial amounts of cash since inception. For the nine months ended September 30, 2017 and 2016, we incurred research and development expenses of approximately $4.4 million and $7.1 million, respectively. We expect to continue to spend substantial amounts on product development, including commercialization activities, procuring raw material plasma, manufacturing, conducting potential future clinical trials for our product candidates and purchasing clinical trial materials from our suppliers. We currently anticipate that, based upon our projected revenue and expenditures, our current cash, cash equivalents and accounts receivable, along with the proceeds from this Offering, which includes the equity commitment from Biotest, will be sufficient to fund our operations, as currently conducted, into the second half of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, we will need to raise additional equity or debt financing during the second half of 2018. This time frame may change based upon how quickly we are able to execute on our operational initiatives and the various financing options we are exploring. However, if the assumptions underlying our estimated expenses prove to be incorrect, we may have to raise additional capital sooner than we currently expect. Until such time, if ever, as we can generate a sufficient amount of product revenue to achieve profitability, we expect to continue to finance our operations through equity or debt financings or corporate collaboration and licensing arrangements. If we are unable to raise additional capital, we will have to delay, curtail or eliminate our product development activities, including conducting clinical trials for our product candidates and purchasing clinical trial materials from our suppliers, as well as future commercialization efforts.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to our existing stockholders, restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, the share ownership of existing stockholders will be diluted. Any future debt financing may involve covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions. In addition, if we raise additional funds through licensing arrangements or the disposition of any of our assets, it may be necessary to relinquish potentially valuable rights to our product candidates, or grant licenses on terms that are not favorable to us.

Our cash, cash equivalents and short-term investments could be adversely affected if the financial institutions in which we hold our cash, cash equivalents and short-term investments fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit. While we monitor the cash balances in our operating accounts on a daily basis and adjust the balances as appropriate, these balances could be impacted, and there could be a material adverse effect on our business, if one or more of the financial institutions with which we deposit fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

If we fail to maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors' views of us and, as a result, the value of our Common Stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules, our management is required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we have been required to upgrade, and may need to implement further upgrades, to our financial, information and operating systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff.

Our ability to use our net operating loss carryforwards (“NOLs”) may be limited.

We have incurred substantial losses during our history. As of December 31, 2016, we had Federal and state NOLs of $87.8 million and $75.2 million, respectively. These NOLs will begin to expire at various dates beginning in 2027, if not limited by triggering events prior to such time. Under the provisions of the Internal Revenue Code, changes in our ownership, in certain circumstances, will limit the amount of Federal NOLs that can be utilized annually in the future to offset taxable income. In particular, Section 382 of the Internal Revenue Code imposes limitations on a company’s ability to use NOLs upon certain changes in such ownership. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to fully utilize our NOLs. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership that we cannot predict or control that could result in further limitations being placed on our ability to utilize our federal NOLs.

Risks Associated with our Common Stock and this Offering

The market price of our Common Stock may be volatile and may fluctuate in a way that is disproportionate to our operating performance.

Our stock price may experience substantial volatility as a result of a number of factors, including:

•	sales or potential sales of substantial amounts of our Common Stock;

•	our ability to successfully leverage the anticipated benefits and synergies from the Biotest Transaction, including optimization of the combined businesses, operations and products and services, including the nature, strategy and focus of the combined company and the management and governance structure of the combined company;

•	delay or failure in initiating or completing preclinical or clinical trials or unsatisfactory results of these trials;

•	delay in FDA approval for RI-002;

•	the timing of acceptance, third-party reimbursement and sales of RI-002;

•	our ability to resume the manufacturing of Bivigam once the deficiencies identified in the CRL have been resolved by us to the satisfaction of the FDA;

•	announcements about us or about our competitors, including clinical trial results, regulatory approvals or new product introductions;

•	developments concerning our licensors or third-party vendors;

•	litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

•	conditions in the pharmaceutical or biotechnology industries;

•	governmental regulation and legislation;

•	variations in our anticipated or actual operating results; and

•	change in securities analysts’ estimates of our performance, or our failure to meet analysts’ expectations.

Many of these factors are beyond our control. The stock markets in general, and the market for pharmaceutical and biotechnology companies in particular, have historically experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could reduce the market price of our Common Stock, regardless of our actual operating performance.

Our use of the offering proceeds may not yield a favorable return on your investment.

We currently anticipate that the net proceeds from this Offering will be used for (i) the purchase of raw material inventory and the ramp-up of our manufacturing capabilities, (ii) continued remediation of the issues identified in the CRL and the Warning Letter, (iii) capital expenditures for the Boca Facility, (iv) product launch and medical education campaigns, (v) the build-out of our third ADMA BioCenters plasma collection facility, (vi) research and development activities for our plasma collection programs and specialty plasma products, and (vii) working capital needs and general corporate purposes. The proceeds received from the Offering are also expected to enable us, by June 30, 2018, to: (a) successfully complete our internal quality management system overhaul, (b) obtain approval, through a PAS from the FDA, for an optimized manufacturing process for Bivigam, (c) improve the FDA inspection classification relative to the Warning Letter, (d) obtain marketing clearance for the relaunch of Bivigam, and (e) refile our BLA for RI-002. Pending the application of the net proceeds, we intend to invest the net proceeds of the Offering in short-term, interest-bearing, investment-grade securities or certificates of deposit. Our management has broad discretion over how these proceeds are used and could utilize the proceeds in ways with which you may not agree. Pending the use of the proceeds in this Offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable, or any, return.

An investment in our Common Stock is extremely speculative and there can be no assurance of any return on any such investment.

An investment in our Common Stock is extremely speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in us, including the risk of losing their entire investment.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the market price of our Common Stock.

As of November 8, 2017, approximately half of our 25,793,404 outstanding shares of common stock, as well as a substantial number of shares of our Common Stock underlying outstanding warrants, are available for sale in the public market, subject to certain restrictions with respect to sales of our Common Stock by our affiliates, either pursuant to Rule 144 under the Securities Act (“Rule 144”) or under effective registration statements. The 12,886,740 shares of common stock, including 8,591,160 shares of Non-Voting Common Stock, recently acquired by BPC in the Biotest Transaction are subject to a lock-up for six months after closing of the Biotest Transaction, which lock-up expires on December 6, 2017. For three years after the end of such six-month period, subject to certain limited exceptions, under the stockholders agreement entered into between the Company and BPC upon closing the Biotest Transaction, sales by BPC of our equity interests may not exceed 15% of the issued and outstanding common stock of ADMA in any twelve-month period; provided, however, that if our market capitalization increases to double our market capitalization immediately following the closing of the Biotest Transaction, then BPC may sell up to 20% of our issued and outstanding common stock in any twelve-month period; provided, further, that (x) if our market capitalization increases to triple our market capitalization immediately following the closing of the Biotest Transaction, or (y) upon the one-year anniversary of BPC holding less than a 25% economic interest in us, then BPC may sell its equity interests in us at any time (subject to applicable securities laws). At the closing of the Biotest Transaction, we entered into a registration rights agreement with BPC, pursuant to which BPC will have, among other things, certain registration rights under the Securities Act with respect to its shares of our common stock, subject to certain transfer restrictions (the “Registration Rights Agreement”). Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, may adversely impact the market price of our Common Stock.

Our affiliates control a substantial amount of our shares of common stock. Provisions in our certificate of incorporation, our by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Common Stock.

Provisions of our certificate of incorporation, our by-laws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing a change in control of our company or changes in our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. As of November 8, 2017, BPC, our directors and executive officers and their affiliates beneficially owned in excess of 75% of the outstanding shares of common stock. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. These provisions include:

•	the inability of stockholders to call special meetings;

•	the ability of our board of directors (the “Board”) to institute a stockholder rights plan, also known as a poison pill, that would work to dilute our stock,

•	classification of our Board and limitation on filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company, and

•	authorization of the issuance of “blank check” preferred stock, with such designation rights and preferences as may be determined from time to time by the Board, without any need for action by stockholders.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years, has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition. In addition, as a result of the concentration of ownership of our shares of common stock, our stockholders may from time to time, observe instances where there may be less liquidity in the public markets for our securities.

We have never paid and do not intend to pay cash dividends in the foreseeable future. As a result, capital appreciation, if any, will be your sole source of gain.

We have never paid cash dividends on any of our capital stock and we currently intend to retain future earnings, if any, to fund the development and growth of our business. In addition, the terms of existing and future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If we fail to adhere to the strict listing requirements of Nasdaq, we may be subject to delisting. As a result, our stock price may decline and our Common Stock may be delisted.  If our stock were no longer listed on Nasdaq, the liquidity of our securities likely would be impaired.

Our Common Stock currently trades on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ADMA.” If we fail to adhere to Nasdaq's strict listing criteria, including with respect to stock price, our market capitalization and stockholders’ equity , our stock may be delisted. This could potentially impair the liquidity of our securities not only in the number of shares that could be bought and sold at a given price, which may be depressed by the relative illiquidity, but also through delays in the timing of transactions and the potential reduction in media coverage. As a result, an investor might find it more difficult to dispose of our Common Stock. We believe that current and prospective investors would view an investment in our Common Stock more favorably if it continues to be listed on Nasdaq. Any failure at any time to meet the Nasdaq continued listing requirements could have an adverse impact on the value of and trading activity in our Common Stock. Although we currently satisfy the listing criteria for Nasdaq, if our stock price declines dramatically, we could be at risk of failing to meet the Nasdaq continued listing criteria.

Penny stock regulations may affect your ability to sell our Common Stock.

Because the price of our Common Stock currently trades below $5.00 per share, our Common Stock is subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and “accredited investors” must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale, which includes an acknowledgement that the purchaser’s financial situation, investment experience and investment objectives forming the basis for the broker-dealer’s suitability determination are accurately stated in such written agreement. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.

We are an “emerging growth company,” and elect to comply with reduced public company reporting requirements applicable to emerging growth companies, which could make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act (the “JOBS Act”). The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies.  As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies.   We may continue to take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period.

We could be an emerging growth company until December 31, 2018, which is the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of the benefits of this extended transition period.  Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.  Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. As an emerging growth company, we are also exempt from the requirement to have our independent registered public accounting firm provide an attestation report on our internal control over financial reporting.

We cannot predict if investors will find our Common Stock less attractive as a result of our reliance on these exemptions. If some investors find our Common Stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Common Stock, our stock price may be more volatile and our stock price may decline dramatically.

Our Board of Directors may, without stockholder approval, issue and fix the terms of shares of preferred stock and issue additional shares of Common Stock adversely affecting the rights of holders of our common stock.

Our Amended and Restated Certificate of Incorporation (the “A&R Certificate of Incorporation”) authorizes the issuance of up to 10,000,000 shares of “blank check” preferred stock, with such designation rights and preferences as may be determined from time to time by the Board. Currently, our A&R Certificate of Incorporation authorizes the issuance of up to 75,000,000 shares of Common Stock, of which 57,797,756 shares remain available for issuance and may be issued by us without stockholder approval, and up to 8,591,160 shares of Non-Voting Common Stock, all of which are issued and outstanding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus and any prospectus supplement or free writing prospectus may contain "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements only provide our current expectations or forecasts of future events and financial performance and may be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “will” or “should”, “could”, “predicts” or the negative thereof, or other variations or comparable terminology, though the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements include all matters that are not historical facts and include, without limitation, statements concerning our business strategy, outlook, objectives, future milestones, plans, intentions, goals, and future financial condition, including the period of time for which our existing resources will enable us to fund our operations. Forward-looking statements also include our financial, clinical, manufacturing and distribution plans and our expectations and timing related to the FDA approval and commercialization of our lead pipeline product candidate, RI-002.

We intend that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties that could cause actual results to differ materially from any future results expressed or implied by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Examples of the risks and uncertainties include, but are not limited to:

•	our ability to successfully leverage the anticipated benefits and synergies from the Biotest Transaction, including optimization of the combined businesses, operations and products and services, including the nature, strategy and focus of the combined company and the management and governance structure of the combined company;

•	our ability to resume the manufacturing of Bivigam once the deficiencies identified in the Warning Letter with respect to the outstanding issues at the Boca Facility acquired from BPC in June 2017 have been resolved by us to the satisfaction of the FDA, as well as a positive review of the optimized manufacturing process under a PAS by the FDA;

•	our ability to successfully resubmit to the FDA our BLA for our lead pipeline product candidate, RI-002, once the deficiencies identified in the CRL have been resolved by us and/or our third-party vendors to the satisfaction of the FDA, and other requests for information included therein have been provided by us;

•	our plans to develop, manufacture, market, launch and expand our own commercial infrastructure and commercialize our current products and future products and the success of such efforts;

•	the safety, efficacy and expected timing of and our ability to obtain and maintain regulatory approvals for our current products and product candidates, including the timeframe within which we may receive approval from the FDA, if at all, of our BLA resubmission for RI-002 and the labeling or nature of any such approvals;

•	the achievement of or expected timing, progress and results of clinical development, clinical trials and potential regulatory approvals;

•	our dependence upon our third-party and related-party customers and vendors and their compliance with regulatory bodies;

•	our ability to obtain adequate quantities of FDA-approved plasma with proper specifications;

•	our plans to increase our supplies of plasma;

•	the potential indications for our product candidates;

•	potential investigational new product applications;

•	the acceptability of any of our products as well as RI-002 for any purpose by physicians, patients or payers;

•	concurrence by the FDA with our conclusions and the satisfaction by us of its guidance;

•	the comparability of results of our immune globulin products to other comparably run IVIG trials;

•	the potential of RI-002 and Bivigam to provide meaningful clinical improvement for patients living with PIDD;

•	our ability to market and promote Nabi-HB in the competitive environment and to generate meaningful revenues;

•	our intellectual property position, including our expectations of the scope of patent protection with respect to RI-002, or other future pipeline product candidates;

•	our manufacturing capabilities, third-party contractor capabilities and strategy;

•	our plans related to manufacturing, supply and other collaborative agreements;

•	our estimates regarding expenses, capital requirements and the need for additional financing;

•	possible or likely reimbursement levels for our currently marketed products and, if any, if and when RI-002 is approved for marketing;

•	estimates regarding market size, projected growth and sales for our existing products as well as our expectations of market acceptance of RI-002;

•	future economic conditions or performance; and

•	expectations for future capital requirements.

Pharmaceutical, biotechnology and medical device technology companies have suffered significant setbacks in advanced clinical trials, even after obtaining promising earlier trial results. Data obtained from such clinical trials are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. After gaining approval of a drug product, pharmaceutical and biotechnology companies face considerable challenges in marketing and distributing their products, and may never become profitable. You should read carefully the risks described in the section entitled “Risk Factors” beginning on page 9 of this prospectus, and in any accompanying prospectus supplement or related free writing prospectus, to better understand the significant risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this report and you should not place undue reliance on any forward-looking statements.

Any forward-looking statements that we make in this prospectus speak only as of the date of such statements and we undertake no obligation to publicly update any forward-looking statements or to publicly announce revisions to any of the forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the risks described in the section entitled “Risk Factors” beginning on page 9 of this prospectus, many important factors affect our ability to achieve our plans and objectives and to successfully develop and commercialize our product candidates. In addition, our results may be affected by our ability to manage our financial resources, difficulties or delays in developing manufacturing processes for our product candidates, preclinical and toxicology testing and regulatory developments. Delays in clinical programs, whether caused by competitive developments, adverse events, patient enrollment rates, regulatory issues or other factors, could adversely affect our financial position and prospects. Prior clinical trial program designs and results are not necessarily indicative of future clinical trial designs or results. If our product candidates do not meet safety or efficacy endpoints in clinical evaluations, they will not receive regulatory approval and we will not be able to market them. The FDA may not approve our BLA for RI-002, our data, our results, or permit us to proceed. We may not be able to enter into any strategic partnership agreements. Operating expenses and cash flow projections involve a high degree of uncertainty, including variances in future spending rates due to changes in corporate priorities, the timing and outcomes of clinical trials, competitive developments and the impact on expenditures and available capital from licensing and strategic collaboration opportunities. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug development or discovery research programs and delay or abandon potential commercialization efforts. We may not ever have any products that generate significant revenue. Therefore, current and prospective security holders are cautioned that there can be no assurance that the forward-looking statements included in this document will prove to be accurate.

Use of Proceeds

We estimate that we will receive up to $         million in gross proceeds from the sale of Common Stock in the Offering. After deducting estimated discounts and commissions to the underwriters and estimated offering expenses payable by us, we expect net proceeds of up to approximately $         million. We expect to use the proceeds received from the Offering for (i) the purchase of raw material inventory and the ramp-up of our manufacturing capabilities, (ii) continued remediation of the issues identified in the CRL and the Warning Letter, (iii) capital expenditures for the Boca Facility, (iv) product launch and medical education campaigns, (v) the build-out of our third ADMA BioCenters plasma collection facility, (vi) research and development activities for our plasma collection programs and specialty plasma products, and (vii) working capital needs and general corporate purposes. The proceeds received from the Offering are also expected to enable us, by June 30, 2018, to: (a) successfully complete our internal quality management system overhaul, (b) obtain approval, through a PAS from the FDA, for an optimized manufacturing process, for Bivigam, (c) improve the FDA inspection classification relative to the Warning Letter, (d) obtain marketing clearance for the relaunch of Bivigam, and (e) refile our BLA for RI-002.

Each $1.00 increase (decrease) in the assumed public offering price of $2.24 per share of Common Stock, the last reported sales price of our Common Stock on the Nasdaq Capital Market on November 7, 2017, would increase or decrease the net proceeds from this Offering by approximately $12.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares of Common Stock we are offering would increase (decrease) the net proceeds to us from this Offering by approximately $2.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pending the application of the net proceeds, we intend to invest the net proceeds of the Offering in short-term, interest-bearing, investment-grade securities or certificates of deposit. Our management has broad discretion over how these proceeds are used and could utilize the proceeds in ways with which you may not agree. We reserve the right to change the use of these proceeds as a result of certain contingencies such as competitive developments, the result of our sales and marketing efforts and other factors. Pending the use of the proceeds in this Offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable, or any, return.

DILUTION

Our reported net tangible book value as of September 30, 2017 was $3.7 million, or $0.14 per share of Common Stock, based upon an aggregate of 25,793,404 shares of Common Stock and Non-Voting Common Stock outstanding as of that date. Net tangible book value per share is determined by dividing such number of outstanding shares of Common Stock into our net tangible book value, which are our total tangible assets less total liabilities. After giving effect to the sale of shares in this Offering at an assumed offering price of $2.24 per share, after deducting payments of discounts and commissions to the underwriters and other estimated offering expenses payable by us, our net tangible book value at September 30, 2017 would have been approximately $32.0 million, or $0.81 per share. This represents an immediate increase in net tangible book value of $0.67 per share to our existing stockholders, and an immediate dilution of $1.43 per share to investors purchasing shares in the Offering. The following table illustrates the per share dilution to investors purchasing shares in the offering:

Public offering price per share, assumed	$2.24
Net tangible book value per share as of September 30, 2017	$0.14
Increase per share attributable to sale of shares to investors	$0.67
As adjusted net tangible book value per share after the Offering	$0.81
Dilution per share to investors	$1.43
Dilution as a percentage of the offering price	64%

The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of this Offering determined at pricing.

Each $1.00 increase (decrease) in the assumed public offering price of $2.24 per share of Common Stock, the last reported sales price of our Common Stock on the Nasdaq Capital Market on November 7, 2017, would increase or decrease the net proceeds from this Offering by approximately $12.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We may also increase or decrease the number of shares of common stock we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares of Common Stock we are offering would increase (decrease) the net proceeds to us from this Offering by approximately $2.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, an increase of 1,000,000 shares in the number of shares of Common Stock we are offering would increase our as adjusted net tangible book value by 0.03 per share and decrease the dilution to new investors in this Offering by 0.03 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares of Common Stock we are offering would decrease our as adjusted net tangible book value by 0.03 per share and increase the dilution to new investors in this Offering by 0.03 per share, assuming that the public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option in full to purchase additional shares of common stock in this Offering at the assumed public offering price of $2.24 per share, the net tangible book value per share after this Offering would be $0.88 per share, the increase in the net tangible book value per share to existing stockholders would be $0.74 per share and the dilution to new investors purchasing securities in this Offering would be $1.36 per share.

Business

Overview

We are a vertically integrated commercial biopharmaceutical and specialty immunoglobulin company that manufactures, markets and develops specialty plasma-derived biologics for the treatment of immune deficiencies and prevention of certain infectious immunological diseases. Our targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disorder or who may be immune-suppressed for medical reasons. We currently have two marketed products: Nabi-HB, indicated for the treatment of acute exposure to blood containing HBsAg; and Bivigam, indicated for the treatment of primary humoral immunodeficiency. We are also developing a pipeline of plasma-derived therapeutics, including our lead pipeline product candidate, RI-002 for the treatment of PIDD. Our products and product candidates are intended to be used by physician specialists focused on caring for immune-compromised patients with or at risk for certain infectious diseases.

On June 6, 2017, we completed the acquisition of the Biotest Assets, which includes two FDA licensed products, Nabi-HB and Bivigam, and the Boca Facility. Nabi-HB and Bivigam are manufactured at the Boca Facility, an FDA-licensed facility certified by the GHA. In addition to the manufacture and sale of Nabi-HB and Bivigam, we also provide contract manufacturing for certain historical clients, including the sale of intermediate by-products. Immediately following the acquisition, the Biotest Assets were contributed into ADMA BioManufacturing.

Concurrent with the closing of the acquisition of the Biotest Assets, we received $12.5 million in cash consideration in addition to a $15.0 million subordinated note from Biotest at 6% interest payable to BPC with a maturity of five years, and Biotest committed to participate in any future equity offering or private placement undertaken by us in an amount equal to up to $12.5 million on a pro-rata basis, which will be invested as part of this Offering. At the closing of the Biotest Transaction, we delivered to BPC the Biotest Equity Interest.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

Our Marketed Products

Nabi-HB

Nabi-HB is a hyperimmune globulin that is rich in antibodies to the Hepatitis B virus. Nabi-HB is a purified human polyclonal antibody product collected from plasma donors who have been previously vaccinated with a Hepatitis B vaccine. Nabi-HB is indicated for the treatment of acute exposure to blood containing Hepatitis B surface antigen (“HBsAg”), prenatal exposure to infants born to HBsAg-positive mothers, sexual exposure to HBsAg-positive persons and household exposure to persons with acute Hepatitis B virus infection. Hepatitis B is a potentially life-threatening liver infection caused by the Hepatitis B virus. It is a major global health problem. It can cause chronic infection and puts people at high risk of death from cirrhosis and liver cancer. Nabi-HB has a well-documented record of long-term safety and effectiveness since its initial market introduction. FDA approval for Nabi-HB was received on March 24, 1999. Biotest acquired Nabi-HB from Nabi Biopharmaceuticals in 2007.

Bivigam

Bivigam is an intravenous immune globulin indicated for the treatment of primary humoral immunodeficiency. This includes, but is not limited to, agammaglobulinemia, common variable immunodeficiency, Wiskott-Aldrich syndrome and severe combined immunodeficiency. These PIs are a group of genetic disorders. Initially thought to be very rare, it is now believed that as many as one in every 1,200-2,000 people has some form of PI. Bivigam contains a broad range of antibodies similar to those found in normal human plasma. These antibodies are directed against bacteria and viruses, and help to protect PI patients against serious infections. Bivigam is a purified, sterile, ready-to-use preparation of concentrated human IgG antibodies. Antibodies are proteins in the human immune system that work to defend against disease. FDA approval for Bivigam was received on December 19, 2012, and sales commenced in the first quarter of 2013. In December 2016, BPC temporarily suspended the commercial production of Bivigam in order to focus on the completion of planned improvements to the manufacturing process. Although we expect to resume production in the fourth quarter of 2017, Bivigam is not expected to be available for sale throughout the remainder of 2017 and FDA clearance for relaunch is expected to occur by mid-2018.

Our Lead Pipeline Product Candidate – RI-002

We are currently developing our lead pipeline product candidate, RI-002, for the treatment of PIDD, and have completed a pivotal Phase III clinical trial, which met the primary endpoint of no SBIs reported. Secondary efficacy endpoints further demonstrated the benefits of RI-002 in the low incidence of infection, therapeutic antibiotic use, days missed from work/school/daycare, and unscheduled medical visits and hospitalizations. RI-002 is derived from human plasma blended from normal donors and from donors tested to have high levels of neutralizing titers to RSV. RI-002 is manufactured using a process called fractionation, which purifies IgG from this blended plasma pool resulting in a final IVIG product enriched with naturally occurring polyclonal anti-pathogen antibodies (e.g., streptococcus pneumonia, H. influenza type B, CMV, measles, tetanus, etc.). We use our proprietary RSV microneutralization assay to test for standardized levels of neutralizing antibodies to RSV in the final drug product.

Prior to the closing of the Biotest Transaction, BTBU was our third-party manufacturer for RI-002. In the third quarter of 2015, the FDA accepted for review our BLA for RI-002 for the treatment of PIDD. In July 2016, the FDA issued the CRL. The CRL reaffirmed the issues set forth in the Warning Letter that had been issued to Biotest related to certain issues identified at the Boca Facility, but did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in our BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. The FDA identified in the CRL, among other things, certain outstanding inspection issues and deficiencies related to CMC and GMP at the Boca Facility and at certain of our third-party vendors, and requested documentation of corrections for a number of these issues. The FDA indicated in the CRL that it cannot grant final approval of our BLA until, among other things, these deficiencies are resolved. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility, and our highest priority is to remediate the outstanding compliance issues that were identified at the Boca Facility in the Warning Letter, and we plan to be inspection-ready for the FDA by the end of 2017. We are currently working with a consulting firm consisting of quality management systems and biologics production subject matter experts in preparation for a re-inspection by the FDA in order to improve the FDA inspection classification relative to the Warning Letter compliance issues as indicated in the CRL. Once the Warning Letter status is improved following the FDA inspection, we anticipate that we will be in a position to refile our BLA for RI-002 in mid-2018.

Evaluation of RI-002 in PIDD Patients

PIDD, a genetic disorder that causes a deficient or absent immune system, is caused by hereditary or genetic defects and can affect anyone regardless of age or gender. PIDD patients are more vulnerable to infections and more likely to suffer complications from these infections. IVIG is a plasma derived product that is used to prevent serious infections in patients with PIDD. It is comprised of polyclonal antibodies, which are proteins produced by B-cells that are used by the body’s immune system to neutralize foreign objects such as bacteria and viruses. It is estimated that there are about 250,000 diagnosed PIDD patients in the U.S., approximately half of whom are treated with IVIG regularly. In the U.S., sales of immune globulin products for all its uses were reported to be approximately $4.8 billion in 2014.

The RI-002 pivotal Phase III clinical trial was conducted as a single arm study in which patients were treated approximately once per month for a period of 12 months plus 90 days for follow up. Fifty-nine patients were enrolled in nine treatment centers in the U.S. The pivotal Phase III primary endpoint followed published FDA industry guidance, which provides for a reduction in the incidence of serious infections to less than one per year in each subject receiving IVIG. The secondary outcome was safety and included other pharmacokinetic, or PK, data collection points including antibody titers for certain agents, including RSV antibody levels at various time points after infusion.

RI-002 demonstrated positive results in the Phase III study in patients with PIDD, meeting its primary endpoint of no SBIs reported. Secondary efficacy endpoints further demonstrated the benefits of RI-002 in the low incidence of infection, therapeutic antibiotic use, days missed from work/school/daycare, and unscheduled medical visits and hospitalizations. RI-002 was administered in a total of 793 infusions with zero serious adverse events to 59 patients in nine treatment centers throughout the U.S. These results, included in our BLA, more than meet the requirement specified by FDA guidance of ≤ 1 SBI per patient-year.

On February 22, 2015, at the 2015 American Academy of Allergy, Asthma & Immunology Annual Meeting, scientific investigators reported on the secondary outcomes that included: a total of 93 days, or 1.66 days per patient per year lost from work or school due to infection; one hospitalization due to an infection of only five days duration in the entire study and IgG trough levels above those required by the FDA for IVIG products. Additionally, there was a marked increase in all of the measured specific anti-pathogen antibodies in PK subjects (n=31). The mean of maximum fold increases in specific antibody levels after infusion of RI-002 ranged from 1.9 fold (S. pneumonia type 19A) to 5.3 fold (RSV), which were statistically significant fold increases from the pathogen's specific measured baselines. The safety profile of RI-002 is comparable to that of other immunoglobulins.

Rationale for the Potential Evaluation of RI-002 in RSV Infected Patients

RSV is a common virus that ordinarily leads to mild, cold-like symptoms in healthy adults and children. In high-risk groups, such as the PIDD population and the other immune-compromised populations, RSV can lead to a more serious infection and may even cause death. The polyclonal antibodies which are present in RI-002 are expected to prevent infections in immune-compromised patients.

We previously conducted a randomized, double-blind, placebo-controlled Phase II clinical trial to evaluate RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients. This trial was conducted with 21 patients in the U.S., Canada, Australia, and New Zealand. The Phase II dose-ranging trial demonstrated a statistically significant improvement in the change from baseline RSV titers to day 18 in the high dose and low dose treatment groups when compared with placebo (p=0.0043 and p=0.0268, respectively). The mean fold increase for high dose was 9.24 (95% CI 4.07, 21.02) and the observed mean fold increase for low dose was 4.85 (95% CI 2.22, 10.59). The mean fold change for placebo treated patients was 1.42 (95% CI 0.64, 3.17). In addition, more patients in the high dose (85.7%) and low dose (42.9%) groups experienced greater than a four-fold increase from baseline to day 18 in RSV titer levels compared to placebo (0%). There were no serious drug-related adverse events reported during the trial.

From April 2009 through February 2011, RI-001 was also administered to 15 compassionate use patients where physicians requested access to the product for treating their patients with documented lower respiratory tract RSV infections due to the fact that these patients had failed conventional therapeutic interventions. Serum samples were obtained from 13 patients. Samples showed that patients demonstrated a four-fold or greater rise in RSV antibody titers from baseline. Serum samples were not obtained from two patients that received Palivizumab. All 11 surviving patients received RI-001 within an average of 4.4 days after the onset of the diagnosis of RSV. The drug was well-tolerated in all 15 patients and there were no reports of serious adverse events attributable to RI-001. Data from our Phase II clinical trial, compassionate use experience and data obtained from the evaluation of RI-002 in the infected cotton rat animal model has been presented at various conferences the past several years.

Based on these results, we intend to evaluate RI-002 for the treatment of RSV patients following FDA approval, if received, for treatment of PIDD.

Manufacturing and Supply of Our Products

In order to produce plasma-derived immunoglobulin products, raw material plasma is collected from human donors and then manufactured into specialized products. Historically, plasma for our products and product candidates has been collected from healthy donors at FDA-licensed plasma donation centers. Source plasma is collected at any one of over 400 FDA-licensed donation centers located throughout the U.S., using a process called automated plasmapheresis. This sterile, self-contained, automated process separates red blood cells and other cellular components in the blood, which are then returned to the donor. Source plasma obtained by plasmapheresis is tested and must be negative for antibodies to human immunodeficiency virus types 1 and 2 (HIV-1/2), HBsAg and HCV, using FDA-licensed serological test procedures.

After receipt of the source plasma, the frozen plasma is thawed and pooled and goes through a process called “fractionation.” This process is referred to as the Cohn method or cold ethanol method of fractionation. During cold ethanol fractionation, classes of proteins are precipitated and removed by centrifugation or filtration. The fractionation process includes the following steps; precipitation and absorption, depth filtration, centrifugation and chromatography. Because of the human origin of the raw material and the thousands of donations required in the fractionation process, the major risk associated to plasma products is the transmission of blood-borne infectious pathogens. These purification processes have the potential to reduce the viral load. The manufacturing process also utilizes a multistep viral removal/inactivation system, which further increases the safety of the products. The following manufacturing processes have been validated for their capability to eliminate or inactivate viruses: precipitation during cold ethanol fractionation, solvent/detergent treatment, and nanofiltration. Incorporation of these processes in the manufacturing process ensures that the Company’s products comply with the requirements of the FDA and are safe and efficacious.

Sales and Commercialization of Our Products

Historically, Nabi-HB has been sold through independent distributors, drug wholesalers acting as sales agents, specialty pharmacies and other alternate site providers. In the U.S., third-party drug wholesalers ship a significant portion of Nabi-HB through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

While we are working towards remediating the Warning Letter and other CMC and GMP inspection deficiencies and eventually refiling our BLA resubmission for RI-002, we expect to continue our commercialization efforts for our approved products and plan to bolster these initiatives by hiring a small, specialty sales force to market Nabi-HB, Bivigam upon its relaunch and, upon approval by the FDA, RI-002 to hospitals, physician offices/clinics, and other specialty treatment organizations. We also anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, inventory and logistics, human resources and financial and operational management. If and when we receive FDA approval, we may also use a network of national distributors to assist with order fulfillment for RI-002 for use by healthcare professionals and hospitals.

Pharmaceutical Pricing and Reimbursement of Our Products

All sales of Nabi-HB and Bivigam in the U.S. depend in part upon the availability of reimbursement from third-party payers. Third-party payers include government health programs, managed care providers, private health insurers and other organizations. Nabi-HB and Bivigam are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D, the 340B/Public Health Service program, and pursuant to an existing contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.

Plasma Collection Facilities

Our wholly-owned subsidiary, ADMA BioCenters, operates FDA-licensed, GHA and KMFDS certified source plasma collection facilities located in the U.S. which provide us with a portion of our blood plasma for the manufacture of our products and product candidates. A typical plasma collection center, such as those operated by ADMA BioCenters, can collect approximately 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale. Plasma collected from ADMA BioCenters' facilities that is not used to manufacture our products or product candidates are sold to third-party customers in the U.S., and other locations where we are approved globally under supply agreements or in the open "spot" market.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

Leadership

The founders of ADMA have, combined, greater than 60 years of experience marketing and distributing blood plasma products and devices. With our executive team, members of the Board and our commercial team, we collectively possess over 200 years of deep medical, technical, development and commercial experience in the biologics and pharmaceutical industry.

Our Strategy

Our goal is to be a leader in developing, manufacturing and commercializing specialized, targeted, plasma-derived therapeutics that are intended to extend and enhance the lives of individuals who are naturally or medically immune-compromised. The key elements of our strategy for achieving this goal are as follows:

•	Remediate the outstanding compliance deficiencies identified by the FDA in the CRL and Warning Letter at the Boca Facility. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility. Our highest priority is to remediate the outstanding compliance issues that were identified by the FDA in the CRL and Warning Letter at the Boca Facility while owned and operated by Biotest. We have engaged a leading consulting firm with extensive experience in remediating compliance and inspection issues related to quality management systems that manages a robust team of subject matter experts in plasma derived products and biologic drugs to assist us in addressing all identified CMC and cGMP issues and deficiencies. We expect to be inspection-ready by the end of 2017 and subsequently expect to have the FDA inspection classification relative to the Warning Letter improved after the next inspection by the FDA.

•	Increase marketing efforts around Nabi-HB and relaunch Bivigam. We plan to increase our marketing efforts and attend relevant medical conferences throughout the remainder of 2017 and 2018, raising awareness of the risks associated with Hepatitis B and the benefits and efficacy of Nabi-HB. Similarly, we plan to relaunch Bivigam following the submission and review by the FDA of a Prior Approval Supplement (“PAS”), which will detail our optimized Bivigam manufacturing process.

•	Obtain FDA approval of RI-002 as a treatment for PIDD. In the third quarter of 2015, the FDA accepted for review our BLA for RI-002 for the treatment of PIDD. In July 2016, the FDA issued the CRL. The CRL did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in our BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. In connection with our remediation efforts at the Boca Facility, we anticipate that we will be in a position to refile our BLA for RI-002 in mid-2018.

•	Commercialize RI-002 as a treatment for PIDD. We plan to enhance our recruiting initiatives and expand our existing specialty commercial sales force to market RI-002 to hospitals, physician offices/clinics, and other specialty treatment and infusion center organizations. We also anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, inventory and logistics, human resources, and financial and operational management. We may also use a network of national distributors to fulfill orders for RI-002.

•	Expand RI-002’s FDA-approved uses. If RI-002 is approved by the FDA as a treatment for PIDD, we plan to evaluate the clinical and regulatory paths to grow the RI-002 franchise through expanded FDA-approved uses. We believe that there may be patient populations beyond PIDD that would derive clinical benefit from RI-002, some of which may be eligible for orphan status. We plan to leverage our previously conducted randomized, double-blind, placebo-controlled Phase II clinical trial evaluating RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients to explore RI-002 for the treatment of RSV.

•	Expand our pipeline with additional plasma-derived therapeutics. Our core competency is in the development, manufacturing, testing and commercialization of plasma-derived therapeutics. We believe there are a number of under-addressed medical conditions for which plasma-derived therapeutics may be beneficial. Utilizing our intellectual property patents, which include our proprietary testing assay and other standardization methods and technologies, we have identified potential new product candidates that we may advance into preclinical activities in the near term.

•	Develop and expand ADMA BioCenters. In order to maintain partial control of our raw material supply as well as generate revenues through additional sources, we operate ADMA BioCenters, a subsidiary that manages plasma collection facilities in the U.S. These facilities hold FDA licenses, along with GHA and KMFDS certifications. Under the FDA licenses, ADMA BioCenters may collect normal source plasma and high-titer RSV plasma, with a portion of the plasma being sold to third-party buyers. We also plan to grow through the creation and licensing of additional ADMA BioCenters facilities in various regions of the U.S., including the recent construction of our third facility for which we expect to file our BLA with the FDA by the end of 2017. Additional ADMA BioCenters may allow us to cost-effectively secure additional plasma for our product manufacturing, and potentially increase revenues through the collection and sale of normal source plasma and other hyperimmune plasma to third parties.

Summary of Acquisition of Biotest Assets

On January 21, 2017, we and ADMA BioManufacturing entered into a definitive Master Purchase and Sale Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”) with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest AG, BPC’s parent corporation, and Biotest US Corporation, a Delaware corporation and subsidiary of Biotest AG (together with Biotest AG, the “Biotest Guarantors”), pursuant to which, on June 6, 2017, ADMA BioManufacturing acquired certain assets and assumed certain liabilities constituting BTBU. BTBU includes (a) the Boca Facility, consisting of two buildings of approximately 126,000 square feet located on approximately 15 acres of land in Boca Raton, and the associated real property, (b) all exclusive rights to FDA licensed biologics products Nabi-HB, Bivigam and the investigational product Civacir®, (c) in-process inventory with an agreed-upon value of at least $5.0 million, (d) certain other properties and assets used exclusively in BTBU, and (e) certain additional assets which relate to both BTBU and Biotest’s plasma business, the arrangement with respect to which is documented in that certain transition services agreement, dated as of June 6, 2017, by and between ADMA BioManufacturing and BPC (the “Transition Services Agreement”).

Subject to the terms and conditions of the Purchase Agreement, (i) upon the closing, ADMA BioManufacturing assumed certain liabilities of BPC related to BTBU, including, without limitation, related to (x) product liabilities, breach of warranty, product complaints, product returns, post-market commitments, recalls, adverse event reporting, product deviation reporting, lookbacks, market withdrawals and field corrections or similar claims for injury to person or property with respect to BTBU or any product of BTBU to the extent such liabilities relate to products manufactured and sold by ADMA BioManufacturing after the closing (other than inventory transferred to us at the closing, which were allocated 50% to ADMA BioManufacturing and 50% to BPC if not traceable to acts or omissions of a particular party); and (y) other regulatory matters, whether related to the pre-closing or post-closing period and including any liabilities related to the products of BTBU, the Warning Letter, noncompliance with applicable laws and legal proceedings related to the foregoing, but excluding such liabilities that arise out of any fraud, willful misconduct or intentional misrepresentation by BPC prior to the closing (the “Assumed Liabilities”); (ii) upon the closing, we delivered to BPC the shares of Common Stock and Non-Voting Common Stock comprising the Biotest Equity Interest; and (iii) on January 1, 2019, pursuant to the terms of a separate purchase agreement entered into between ADMA BioManufacturing and BPC at the closing, we agreed to sell, transfer and convey to BPC for no additional consideration, all of our right, title and interest in and to our plasma collection facilities located in the U.S., which are subject to a repurchase right in favor of us if within five years after January 1, 2019, the Biotest stockholders and its related entities own less than 20% of our issued and outstanding capital stock. As part of the consideration, upon the closing, BPC exercised its right to designate one director to our Board, which individual is initially Dr. Bernhard Ehmer, and BPC was also granted the right to designate one observer to our Board. Under certain circumstances, BPC will also be granted the right to designate an additional director to our Board.

Additionally, on June 6, 2017, BPC (i) delivered to us a capital contribution of $12.5 million in cash in respect of the Biotest Equity Interest, which capital contribution was contributed by BPC to ADMA BioManufacturing; and (ii) funded a $15.0 million unsecured subordinated loan to us, which (a) bears interest at a rate of 6% per annum, payable semiannually in arrears on each of the six-month and twelve-month anniversary dates of the closing date, (b) has a term of five years and (c) is not subject to any prepayment premium, penalty or other breakage costs (the “Subordinated Loan Facility”). We are required to repay the Subordinated Loan Facility in full upon certain disposals of BTBU, certain disposals of shares of ADMA BioManufacturing and other change of control events in relation to ADMA BioManufacturing or certain liquidation events of the Company. All of ADMA BioManufacturing’s obligations under the Subordinated Loan Facility are unconditionally guaranteed by the Company. The Subordinated Loan Facility contains certain customary affirmative covenants. The Subordinated Loan Facility also contains certain negative covenants limiting the incurrence by the Company or ADMA BioManufacturing of certain indebtedness, the entry by the Company and its subsidiaries (including ADMA BioManufacturing) into certain transactions with affiliates and certain voluntary or optional prepayments by the Company and its subsidiaries of indebtedness that is contractually subordinate in right of payment to the obligations under the Subordinated Loan Facility. The Subordinated Loan Facility is subordinated to (i) the Company’s existing indebtedness under the Credit Agreement among the Company, the Company’s subsidiaries and Marathon, (ii) any refinancing of the Credit Agreement, in accordance with the terms and conditions of the subordination agreement dated as of October 10, 2017 between Marathon and BPC, and (iii) any additional “Indebtedness” (as defined in the subordinated loan agreement, dated as of June 6, 2017, by and among the Company, ADMA BioManufacturing and BPC) for borrowed money approved by the Board and incurred by the Company or ADMA BioManufacturing which is secured solely by a mortgage on the owned real property acquired in connection with the Biotest Transaction. The Subordinated Loan Facility will rank pari passu with all additional indebtedness approved by the Board and incurred by the Company or ADMA BioManufacturing which is not secured solely by the owned real property acquired in connection with the Biotest Transaction. If such additional pari passu indebtedness is secured, then the Subordinated Loan Facility will also be secured on a pari passu basis. The Subordinated Loan Facility contains certain customary events of default. If an event of default occurs, BPC will be entitled to take various actions, including the acceleration of amounts due under the Subordinated Loan Facility.

If we undertake an underwritten equity financing or a private placement of our equity securities involving at least one unrelated third party, Biotest has agreed to participate pro rata in accordance with the Biotest Equity Interest up to an aggregate amount equal to up to $12.5 million on a pro-rata basis, which will be invested as part of this Offering.

On June 6, 2017, the parties also entered into a ten-year plasma supply agreement, pursuant to which (x) BPC will sell to us high titer Hepatitis B plasma at a specified price (indexed by inflation), and (y) we will purchase from BPC all Hepatitis B plasma necessary to produce Nabi-HB unless we require more than a specified amount, in which case we may use alternative sources for the excess quantity. Additionally, on June 6, 2017, we and BPC entered into a Termination Agreement with respect to the Manufacturing Supply and License Agreement and Master Services Agreement, which included, effective as of January 21, 2017, a mutual release with respect to any claims related to or arising from any breach or default under the existing Manufacturing Supply and License Agreement and Master Services Agreement between ADMA BioManufacturing and BPC.

The Purchase Agreement contains customary representations and warranties of the parties, including, without limitation, with respect to: organization; power and authority; due authorization; enforceability; capitalization; no conflict; no consents required; no actions; no orders; financial statements; indebtedness; no undisclosed liabilities; absence of certain changes; taxes; contracts; customers and suppliers; intellectual property; title to properties; real property; employee benefit plans; employees; insurance; compliance with laws; environmental matters; material permits; inventory; affiliate transactions; and no brokers.

The Purchase Agreement also contains customary covenants and agreements post-closing, including BPC not to compete with us in certain lines of business for a period of five years following the June 6, 2017 closing date; BPC and the Biotest Guarantors not to solicit our employees for one year following the closing date; we and ADMA BioManufacturing not to solicit BPC’s employees for one year following the closing date; and BPC not to interfere with our customers for five years following the closing date.

We and BPC will each indemnify the other party after the closing for any losses arising from breaches of its representations, warranties, covenants and agreements in the Purchase Agreement. In addition, ADMA BioManufacturing will indemnify BPC after the closing for any assumed liability, and BPC will indemnify us after the closing for any excluded asset or excluded liability. The representations, warranties and pre-closing covenants generally survive for 15 months following the closing of the transaction and each party’s indemnification obligations with respect to (a) its representations and warranties (other than its fundamental representations, which include representations related to taxes, organization, due authorization, organizational documents, no conflicts, enforceability, title, sufficiency, the Kedrion Contract, brokers, etc. and ownership of our securities) are subject to a $25,000 mini-basket and $750,000 true deductible; and (b) its representations and warranties (other than fundamental) and pre-closing covenants are subject to a $25.0 million cap.

In addition, on June 6, 2017, ADMA BioManufacturing and BPC entered into the Transition Services Agreement, pursuant to which each of ADMA BioManufacturing and BPC agreed to provide transition services to the other party, including services related to finance, human resources, information technologies, and clinical and regulatory services for a period of up to 24 months after the closing date; as well as agreements to lease certain laboratory space within the Boca Facility to BPC for a period of up to 24 months after the closing date.

On June 6, 2017, BPC entered into a standstill agreement with ADMA, which will limit BPC’s ability to control the Company. BPC also agreed to a six month lock-up of the sale of ADMA securities.

Following the consummation of the Biotest Transaction, we believe we are uniquely positioned to offer a fully vertically integrated commercial plasma products and immune globulin platform in the U.S.

The Plasma Industry

Primary Immunodeficiency Disease

PIDD is a class of hereditary disorders characterized by defects in the immune system, due to either a lack of necessary antibodies or a failure of these antibodies to function properly. According to the World Health Organization, there are over 150 different presentations of PIDD. As patients suffering from PIDD lack a properly functioning immune system, they typically receive monthly, outpatient infusions of IVIG therapy. Without this exogenous antibody immune support, these patients would be susceptible to a wide variety of infectious diseases. PIDD has an estimated prevalence of 1:1,200 in the U.S., or approximately 250,000 people. Of these 250,000 people diagnosed with PIDD in the U.S., approximately 125,000 receive monthly infusions of IVIG and it is estimated that over 300,000 patients worldwide receive monthly IVIG infusions for PIDD.

As most patients with PIDD present with infections, the differential diagnosis and initial investigations for an underlying immune defect are typically guided by the clinical presentation. In subjects with PIDD, individual infections are not necessarily more severe than those that occur in a normal host. Rather, the clinical features suggestive of an immune defect may be the recurring and/or chronic nature of infections with common pathogens that may result in end organ damage, such as bronchiectasis. In addition, subjects with PIDD will often respond poorly to standard antimicrobial therapy or they may have repeated infections with the same pathogen. The virulence of the infecting organism should also be considered, and a subject’s immune competence should be questioned when invasive infections are caused by low virulence or opportunistic pathogens. For example, infection with the opportunistic pathogens Pneumocystis jiroveci (previously Pneumocystis carinii) or atypical mycobacteria should prompt an investigation for underlying immunodeficiency. Typical clinical presentations for subjects with PIDD are:

•	Antibody deficiency and recurrent bacterial infections;

•	T-lymphocyte deficiency and opportunistic infections;

•	Other lymphocyte defects causing opportunistic infections;

•	Neutrophil defects causing immunodeficiency; and

•	Complement deficiencies.

PIDD can present at any age from birth to adulthood, posing a considerable challenge for the practicing physician to know when and how to evaluate a subject for a possible immune defect. Subjects with marked antibody deficiencies are generally dependent on IVIG therapy for survival. Benefits of adequate IVIG therapy in subjects not able to produce antibodies normally include a reduction of the severity and frequency of infections, prevention of chronic lung disease and prevention of enteroviral meningoencephalitis. Several immune globulin products have already been approved by the FDA.

RI-002, our IVIG product candidate, contains polyclonal antibodies against various infectious agents (e.g., streptococcus pneumoniae, H. influenza type B, CMV, measles, tetanus, etc.) including standardized antibodies against RSV. RSV is a common respiratory virus that often presents during the winter months. Nearly all children will have been infected with RSV by three years of age; however, the immune systems of most healthy children prevent significant morbidity and mortality. Conversely, in patients who are immune-compromised, such as those with PIDD or who have undergone a hematopoietic stem cell or solid organ transplant and may be on immunosuppressive drugs or chemotherapy, RSV infection can be associated with significant morbidity and mortality. Immune-compromised patients historically have a 5% to 15% rate of RSV infection, and, if left untreated, lower respiratory tract RSV infections in immune-compromised patients can result in a mortality rate of up to 40% of infected patients. In hematopoietic stem cell transplant, or HSCT, patients, a subset of the immune-compromised patient population with approximately 25,000 transplants being performed annually in the U.S., it is estimated that about 25% of patients treated with the current standard of care (aerosolized Ribavirin) will progress to Lower Respiratory Tract Infection (“LRTI”) while 41% of patients untreated with the current standard of care will progress to LRTI.

Plasma - Background, Composition and Manufacturing

Human blood contains a number of components including:

•	Red blood cells – Used to carry oxygen from the lungs to the body;

•	White blood cells – Used by the immune system to fight infection;

•	Platelets – Used for blood clotting; and

•	Plasma – Used to carry the aforementioned components throughout the body and provide support in clotting and immunity.

Plasma is the most abundant blood component, representing approximately 55% of total blood volume. Plasma, which is 90% water, is rich in proteins used by the human body for blood clotting and fighting infection. These proteins account for approximately 7% of plasma’s volume. As plasma contains these valuable proteins, plasma collection and the manufacturing of human plasma-derived therapeutics provide therapeutic benefits for ill patients.

In order to produce plasma-derived therapeutics that can be administered to ill patients, raw material plasma must be collected from human donors and then manufactured into specialized products. Plasma is collected from healthy donors at FDA-licensed plasma donation centers. To ensure safety of the collected plasma, all plasma donations are tested using FDA-approved methods of Nucleic Acid Testing for various infectious diseases, such as HIV or HCV.

Plasma is collected using a process called “plasmapheresis.” During plasmapheresis, a donor’s blood is drawn into a specialized medical device that separates the plasma component through centrifugation, and then returns the other blood components back into the donor’s bloodstream. Plasmapheresis is performed utilizing an FDA-approved, automated device with a sterile, self-contained collection kit. The plasma that is collected is known as “normal source plasma.” There are over 500 plasma donation centers in the U.S. As noted in a variety of plasma industry trade reports and related conferences, approximately 35 million liters of source plasma were collected in the U.S. in 2015. In the U.S., a donor may donate plasma a maximum of two times during any seven-day period, with at least two days in between donations. Plasma donation centers in the U.S. typically pay donors $25 to $50 per donation and some donors with rare or high antibody levels can be paid more.

In order to isolate the desired therapeutic elements in normal source plasma, it must initially undergo a manufacturing process called “fractionation.” The process of fractionation was invented in the 1940’s by E.J. Cohn and is referred to as the Cohn method or cold ethanol fractionation. First, the source plasma undergoes a process called pooling, in which the individual plasma donations are combined into a pooling tank. Second, the Cohn fractionation method, which is a combination of time, temperature, pH, alcohol concentration and centrifugation, is used to separate the desired plasma protein components, or “fractions.” After fractionation, the separated proteins are then re-suspended and are treated with a solvent detergent treatment process for viral inactivation. Next, other forms of filtration (e.g., nanofiltration) are performed as an additional viral removal and viral reduction step. Finally, with the various components separated and purified, the bulk product is formulated and filled into final, finished vials. During these various steps of manufacturing, each lot is reviewed and tested for potency and purity prior to being approved for release.

The proteins in human plasma fall into four categories: albumin (60% of protein volume), immune globulins (15% of protein volume), coagulation factors (1% of protein volume), and other proteins (24% of protein volume) such as alpha-1 proteinase inhibitor, C1 esterase inhibitor, fibrin sealants and fibrinogen. Many of the other proteins in plasma have yet to be developed into commercial therapies. In the U.S., not only are the plasma collection centers subject to FDA licensure, but each plasma protein product that is derived and fractionated from plasma must undergo an approval process with FDA’s Center for Biologics Evaluation and Research.

Immune Globulins

In June 2008, the FDA published the FDA Guidance for Industry outlining the regulatory pathway for the approval of IVIG for the treatment of PIDD (Guidance for Industry: Safety, Efficacy, and Pharmacokinetic Studies to Support Marketing of Immune Globulin Intravenous (Human) as Replacement Therapy for Primary Humoral Immunodeficiency).

Immune globulins can be administered in three ways: intramuscularly, intravenously or subcutaneously. IVIG principally contains antibodies and, as such, provides passive immunization for individuals who are immune-deficient or who have been exposed to various infectious agents. IVIG is used therapeutically in a variety of immunological diseases/deficiencies, such as PIDD, idiopathic thrombocytopenic purpura, Guillain-Barré syndrome, Kawasaki disease, bone marrow transplant, and chronic inflammatory demyelinating polyneuropathy. We are aware that other companies are also evaluating IVIG in a clinical trial for the treatment of Alzheimer’s disease. Additionally, IVIG is also used as therapy in a variety of other diseases that do not involve primary or secondary immune deficiencies, such as multiple sclerosis, skin disease, and asthma. These latter uses are referred to as “off-label” or evidence-based uses because the FDA has not approved their use in these indications and promotion of such uses is not permitted by FDA unless a BLA or BLA supplement with additional data is approved. Among the various IVIG products, there are only 14 labeled indications approved by the FDA. However, medical literature identifies at least 150 evidence-based uses for IVIG, of which approximately 60 are currently included on lists of reimbursable uses by Medicare and other healthcare plans. This provides opportunities for new product development and submissions.

There are two types of immune globulins, standard and hyperimmune. The difference between standard immune globulins and hyperimmune globulins is that the latter are manufactured using plasma obtained from donors who have elevated amounts (high-titers) of specific antibodies. These high-titer products can be used to treat and prevent diseases that present those specific antigens that are reactive with the high-titer antibodies. Hyperimmune products currently available include Hepatitis B, tetanus, rabies, CMV and RhoD immune globulins.

As of 2014, the worldwide market for plasma-derived therapeutic drug products was approximately $15 billion and the U.S. market for all plasma-derived products was approximately $7.8 billion. IVIG products accounted for approximately $4.8 billion of sales in the U.S. in 2014. IVIG products are used to treat primary immune deficiencies, certain autoimmune diseases, and other illnesses for immune-compromised patients and certain neuropathy indications. New research and data, additional labeled indications, an aging population and emerging countries with new markets are all adding to the worldwide growth of IVIG utilization.

Manufacturing and Supply

In order to produce plasma-derived therapeutics that can be administered to patients, raw material plasma is collected from healthy donors at plasma collection facilities licensed by the FDA. ADMA BioCenters operates FDA-licensed, GHA and KMFDS-certified source plasma collection facilities located in the U.S. which provide us with a portion of our blood plasma for the manufacture of our current products and product candidates. A typical plasma collection center, such as those operated by ADMA BioCenters, can collect approximately 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale. Plasma collected from ADMA BioCenters' facilities that is not used for the manufacture of our current products and product candidates is sold to third-party customers in the U.S., and other locations where we are approved globally under supply agreements or in the open "spot" market. As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

On June 6, 2017, we and BPC entered into a Termination Agreement with respect to the Manufacturing Supply and License Agreement and Master Services Agreement, which included, effective as of January 21, 2017, a mutual release with respect to any claims relating to or arising from any breach or default under the existing Manufacturing Supply and License Agreement and Master Services Agreement between ADMA BioManufacturing and BPC. Under our Manufacturing, Supply and License Agreement with BPC, we agreed to purchase exclusively from BPC our worldwide requirements of RSV immune globulin manufactured from human plasma containing RSV antibodies. The term of the agreement was for a period of ten years from January 1, 2013, renewable for two additional five year periods at the agreement of both parties. We were obligated under this agreement to purchase a minimum of at least one lot of product during each calendar year after the finished product is approved by the FDA. This number was subject to increase at our option. As consideration for BPC’s obligations under the agreement, we were obligated to pay a dollar amount per lot of RSV immune globulin manufactured from human plasma containing RSV antibodies, as well as a percentage royalty on the sales thereof and of RI-002, up to a specified cumulative maximum amount.

Pursuant to the terms of a Plasma Purchase Agreement with BPC, we have agreed to purchase from BPC an annual minimum volume of source plasma containing antibodies to RSV to be used in the manufacture of RI-002. We must purchase a to-be-determined and agreed upon annual minimum volume from BPC, but may also collect high-titer RSV plasma from up to five wholly-owned ADMA BioCenters. During 2015, BPC and ADMA amended its plasma supply agreement to allow ADMA the ability to collect its raw material RSV high-titer plasma from other third-party collection organizations, thus allowing ADMA to expand its reach for raw material supply as we approach commercialization for RI-002. Unless terminated earlier, the agreement expires in November 2021, after which it may be renewed for two additional five-year periods if agreed to by the parties. Either party may terminate the agreement if the other party fails to remedy any material default in the performance of any material condition or obligation under the agreement following notice. Either party may also terminate the agreement, after providing written notice, if a proceeding under any bankruptcy, reorganization, arrangement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent. We may also terminate the agreement upon written notice if the clinical development of our product candidate is halted or terminated, whether by the FDA, a Data Safety Monitoring Board, or any other regulatory authority. Upon termination of the agreement, we must pay for any source plasma already delivered to us and for any source plasma collected under the terms of the agreement. As part of the closing of the Biotest Transaction, we amended the Plasma Purchase Agreement to extend BPC’s annual minimum purchase requirements of plasma containing antibodies to RSV for ten years through the closing date of the Biotest Transaction.

On June 22, 2012, we entered into a Plasma Supply Agreement with BPC for the purchase of normal source plasma from ADMA BioCenters’ Norcross facility to be used in BPC's proprietary products’ manufacturing, which was subsequently amended on February 25, 2014 and then amended and restated on March 23, 2016. After the initial term, the agreement may be renewed on an annual basis upon the mutual consent of the parties. In addition to any other remedy it may have, either party has the right to terminate the agreement if the other party fails to remedy any material default in the performance of a material condition or obligation under the agreement following written notice. In addition, upon giving the appropriate written notice, either party may terminate the agreement upon the occurrence of any of the following events: a proceeding under bankruptcy, reorganization, agreement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent. Neither party can assign the agreement or any of its right or obligations thereunder without the express written consent of the other party. However, with notice to the other party, either party without the other party’s consent may assign the agreement to (i) its affiliate, or (ii) a successor to all or substantially all of the assets related to the business of that party which is involved in the fulfillment of its obligations under the agreement. Under the agreement, BPC applied to the GHA for, and we have subsequently obtained, GHA certification.

Historically, a significant amount of our total revenue is attributable to a single customer, BPC. For the nine months ended September 30, 2017, two of our customers, SK and BPC, represented 76% of our total revenue, with BPC representing 68% of our total revenue and SK representing 8% of our total revenue. Although we expect this concentration to decrease over the remainder of the year as additional sales of Nabi-HB are reflected in our consolidated financial statements, these two customers are still expected to account for a significant portion of our revenue generated from ADMA BioCenters.

On June 7, 2012, we entered into a Testing Services Agreement with Quest Diagnostics Clinical Laboratories, Inc. (“Quest”) in which Quest agreed to provide biomarker testing and related support services for protocol screening and recertification which are exclusive to us. If either party believes the other party is in material breach of any of their obligations under the agreement, the non-breaching party has the right to terminate the agreement by providing the breaching party with written notice specifying the material breach(es) and indicating clearly its intention to terminate the agreement. If the breaching party cures such breach, the non-breaching party’s notice is void. In addition, either party can terminate the agreement without cause upon written notice. All data, test results, studies and other information generated by Quest in performing services under the agreement will be our sole property. Neither party can assign the agreement or any of its right or obligations under the agreement without the express written consent of the other party, except under specified circumstances. Quest agreed and acknowledged that we paid for the development and validation of the testing assay and as such, the assay is our sole property and shall only be utilized for our benefit.

Marketing, Sales and Market Research

We intend to market and sell our product through our specialty sales force, distribution relationships and other customary industry methods. We will focus our efforts specifically on the easily identifiable treatment centers which specialize in the care and management of immune compromised individuals. We estimate that there are approximately 500 leading specialty programs in the U.S. which have significant patient populations for PIDD, suitable for treatment with RI-002. We plan to hire our own specialty sales force which will consist of account managers, medical science liaisons and other normal and customary scientific, medical and detail representatives. Our management and Board has substantial prior direct marketing, sales and distribution experience with plasma derived drugs, specialty immune globulins and other biological products. We also anticipate staffing the company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, supply chain and logistics, human resources, financial and other operational management positions. As is normal and customary in the plasma products industry, we may also use a network of national distribution organizations that have specialty divisions that focus on plasma products to fulfill orders for RI-002. We anticipate that due to certain recent events, including our Biotest Transaction, our current and anticipated plans and intentions will evolve and change. See “Special Note Regarding Forward-Looking Statements.”

On June 6, 2017, we and BPC entered into a Termination Agreement with respect to the Manufacturing Supply and License Agreement and Master Services Agreement, which included, effective as of January 21, 2017, a mutual release with respect to any claims related to or arising from any breach or default under the existing Manufacturing Supply and License Agreement and Master Services Agreement between ADMA BioManufacturing and BPC. Pursuant to our Manufacturing, Supply and License Agreement, we granted BPC an exclusive license to market and sell RSV antibody-enriched IVIG in Europe and in selected countries in North Africa and the Middle East, collectively referred to as the Territory, to have access to our testing services for testing of BPC’s plasma samples using our proprietary RSV assay, and to reference (but not access) our proprietary information for the purpose of BPC seeking regulatory approval for the RSV antibody-enriched IVIG in the Territory. As consideration for the license, BPC provided us with certain services at no charge and also compensated us with cash payments upon the completion of certain milestones. BPC was also obligated to pay us an adjustable royalty based on a percentage of revenues from the sale of RSV antibody-enriched IVIG in the Territory for 20 years from the date of first commercial sale. Additionally, BPC granted us an exclusive license for marketing and sales in the U.S. and Canada for BPC’s Varicella Zoster Immune Globulin, or VZIG, of which terms terminated upon the closing of the Biotest Transaction.

Competition

Although blood plasma and its derivative proteins are not subject to patent protection, the FDA recognizes each immune globulin product as unique and generally requires a separate IND clinical trial and BLA for each as a condition to approval. Regardless of whether competitors are able to develop an assay that can achieve our level of consistency and reproducibility in providing RSV antibody titer data, we believe they would still be required to validate and qualify such an assay as well as conduct clinical trials and undergo an FDA review prior to marketing an immune globulin product. The plasma products industry is highly competitive. We face, and will continue to face, intense competition from both U.S.-based and foreign producers of plasma products, some of which have lower cost structures, greater access to capital, direct ownership of manufacturing facilities, greater resources for research and development, and sophisticated marketing capabilities.

These competitors may include: CSL Behring, Grifols Biologicals, Shire, Octapharma and Kedrion. In addition to competition from other large worldwide plasma products providers, we face competition in local areas from smaller entities. In Europe, where the industry is highly regulated and health care systems vary from country to country, local companies may have greater knowledge of local health care systems, more established infrastructures and have existing regulatory approvals or a better understanding of the local regulatory process, allowing them to market their products more quickly. Moreover, plasma therapy generally faces competition from non-plasma products and other courses of treatments. For example, recombinant Factor VIII products compete with plasma-derived products in the treatment of Hemophilia A.

Intellectual Property

During the second quarter of 2015, U.S. Pat. App. Serial No. 14/592,721, entitled ‘Compositions and Methods for the Treatment of Immunodeficiency’, encompassing our RI-002 product, was allowed and issued August 18, 2015 as U.S. Patent No. 9,107,906. The ‘906 patent has a term at least through January 2035 and covers compositions comprising pooled plasma, as well as immunoglobulin prepared therefrom, that contains a standardized, elevated titer of RSV neutralizing antibodies as well as elevated levels of antibodies specific for one or more other respiratory pathogens, as well as methods of making and using the compositions. Our proprietary methods allow us to effectively identify and isolate donor plasma with high-titer RSV neutralizing antibodies and to standardize RI-002’s antibody profile, which we believe may enable us to garner a premium price.

During the third quarter of 2017, U.S. Pat. App. Serial No. 14/790,872, entitled ‘Compositions and Methods for the Treatment of Immunodeficiency’, encompassing immunotherapeutic methods of using immune globulin compositions proprietary to ADMA, was allowed and issued July 25, 2017 as U.S. Patent No. 9,714,283. The ‘283 patent has a term at least through January 2035.

We also rely on a combination of patents, trade secrets and nondisclosure and non-competition agreements to protect our proprietary intellectual property and will continue to do so. We also seek to enhance and ensure our competitive position through a variety of means, including our unique and proprietary plasma donor selection criteria, our proprietary formulation methodology for plasma pooling and the proprietary reagents, controls, testing standards, standard operating procedures and methods we use in our anti-RSV microneutralization assay. While we intend to defend against threats to our intellectual property, litigation can be costly and there can be no assurance that our patent will be enforced or that our trade secret policies and practices or other agreements will adequately protect our intellectual property. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. These processes, systems, and/or security measures may be breached, and we may not have adequate remedies as a result of any such breaches. Third parties may also own or could obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all.

In addition, our trade secrets may otherwise become known or be independently discovered by competitors. We also seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. Although we rely, in part, on confidentiality, nondisclosure and non-competition agreements with employees, consultants and other parties with access to our proprietary information to protect our trade secrets, proprietary technology, processes and other proprietary rights, there can be no assurance that these agreements or any other security measures related to such trade secrets, proprietary technology, processes and proprietary rights will be adequate, will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. We have filed for other provisional patent applications with the U.S. which are pending related to expanded hyperimmune globulin products.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of products and product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted. We and our manufacturers may also be subject to regulations under other federal, state, and local laws.

U.S. Government Regulation

In the U.S., the FDA regulates products under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and related regulations. Our current and anticipated future product candidates are considered “biologics” under the FDA regulatory framework. The FDA's regulatory authority for the approval of biologics resides in the Public Health Service Act. However, biologics are also subject to regulation under the FDCA because most biological products also meet the FDCA’s definition of "drugs." Most pharmaceuticals or “conventional drugs” consist of pure chemical substances and their structures are known. Most biologics, however, are complex mixtures that are not easily identified or characterized. Biological products differ from conventional drugs in that they tend to be heat-sensitive and susceptible to microbial contamination. This requires sterile processes to be applied from initial manufacturing steps. The process required by the FDA before our product candidates may be marketed in the U.S. generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

•	completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

•	submission to the FDA of an IND application which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	manufacturing (through an FDA-licensed contract manufacturing organization) of product in accordance with cGMP to be used in the clinical trials and providing manufacturing information need in regulatory filings;

•	submission of a BLA to the FDA;

•	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with cGMP regulations and other applicable regulations; and

•	the FDA review and approval of a BLA prior to any commercial marketing, sale or shipment of the product.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. See “Risk Factors” beginning on page 9.

We submit manufacturing and analytical data, among other information, to the FDA as part of an IND application. Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the product or the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaboration partners, may not result in the FDA allowance to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve certain changes to an existing IND, such as certain manufacturing changes. Further, an independent institutional review board (“IRB”) duly constituted to meet FDA requirements for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the safety of the study and study subjects until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.

Clinical Trials

For purposes of BLA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

•	Phase I clinical trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

•	Phase II clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product candidate for specific targeted indications and to determine tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Certain Phase III clinical trials are referred to as pivotal trials. When Phase II clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to provide substantial evidence of reproducibility of clinical efficacy results and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In addition, under the Pediatric Research Equity Act of 2003, a BLA application or supplement for a new active ingredient, new indication, new dosage form, new dosing regimen, or new route of administration must contain data that is adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective, unless the applicant has obtained a waiver or deferral. In 2012, the Food and Drug Administration Safety and Innovation Act amended the FDCA to require that a sponsor who is planning to submit such an application submit an initial Pediatric Study Plan (“PSP”) within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of data or full or partial waivers. The FDA and the sponsor must reach agreement on the PSP.

In some cases, the FDA may condition continued approval of a BLA on the sponsor’s agreement to conduct additional clinical trials, or other commitments. Such post-approval studies are typically referred to as Phase IV studies.

Biological License Application

The results of product candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of a BLA. The FDA reviews all BLAs submitted before it accepts them for filing and may reject the filing as inadequate to merit review or may request additional information to be submitted in a very short time frame before accepting a BLA for filing. Once a BLA is accepted for filing, the FDA begins an in-depth review of the application.

During its review of a BLA, the FDA may refer the application to an advisory committee of experts for their review, evaluation and recommendation as to whether the application should be approved, which information is taken into consideration along with the FDA’s own review findings. The FDA may refuse to approve a BLA and issue a CRL if the applicable regulatory criteria are not satisfied. A CRL may also require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such requested data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval and issue a denial of the BLA. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. If the FDA’s evaluations of the BLA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue an approval letter or a CRL, which contains the conditions that must be met in order to secure final approval of the BLA. If a CRL is issued, a company has up to twelve months to resubmit or withdraw the BLA, unless the FDA allows for an extension, of which ADMA has requested. If a CRL is issued, if and when those items have been resolved to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the product for certain indications. The FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Products may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. The FDA generally does not allow drugs to be promoted for “off-label” uses – that is, uses that are not described in the product’s approved labeling and that differ from those that were approved by the FDA. Furthermore, the FDA generally limits approved uses to those studied in clinical trials. If there are any modifications to the product, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials, and/or require additional manufacturing data.

Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a product candidate is intended to treat a chronic disease, as is the case with RI-002, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of product candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dose form or new indications for a product candidate on a timely basis, or at all. Even if a product candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our product candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

Upon the resubmission of a BLA application, the FDA will classify the resubmission as Class 1 (triggering a 2-month review goal for the FDA) or Class 2 (triggering a 6-month review goal for the FDA).

Other Regulatory Requirements

Biological drug products manufactured or distributed pursuant to FDA approvals are subject to extensive and continuing regulation by the FDA, including, among other things, requirements related to recordkeeping (including certain electronic record and signature requirements), periodic reporting, product sampling and distribution, advertising and promotion and reporting of certain adverse experiences, deviations, and other problems with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Manufacturers must continue to comply with cGMP requirements, which are extensive and require considerable time, resources and ongoing investment to ensure compliance. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Manufacturers and certain other entities involved in the manufacturing and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. The cGMP requirements apply to all stages of the manufacturing process, including the production, processing, sterilization, packaging, labeling, storage and shipment of the product. Manufacturers must establish validated systems to ensure that products meet specifications and regulatory standards, and test each product batch or lot prior to its release. For biologics products in particular, for each product lot the applicant must submit materials related to that lot to the FDA before the lot can be released for distribution.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

The FDA may impose a number of post-approval requirements as a condition of approval of an application. The FDA may withdraw a product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, problems with manufacturing processes or failure to comply with regulatory requirements, may result in restrictions on the product or even complete withdrawal of the product from the market. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible fines and other penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a product from distribution, or withdraw approval of our BLA for that product.

The FDA closely regulates the post-approval marketing and promotion of products, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or other regulatory letters, corrective advertising and potential major fines and other penalties.

In addition, the distribution of prescription drug products (including biological drug products) is subject to the Prescription Drug Marketing Act (the “PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription product samples and impose requirements to ensure accountability in distribution.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether further legislative or FDA regulation or policy changes will be enacted or implemented and what the impact of such changes, if any, may be.

Regulation of ADMA BioCenters

All blood and blood product collection and manufacturing centers which engage in interstate commerce must be licensed by the FDA. In order to achieve licensure, the organization must submit a BLA and undergo pre-licensure inspection. Our wholly-owned subsidiary, ADMA BioCenters, has completed these requirements and holds FDA licenses, along with GHA and KMFDS certifications, for its Norcross and Marietta facilities. In order to maintain these licenses, the facilities operated by ADMA BioCenters will be inspected at least every two years. ADMA BioCenters is also required to submit annual reports to the FDA.

Blood plasma collection and manufacturing centers are also subject to the Clinical Laboratory Improvement Amendments, or CLIA, state licensure and compliance with industry standards such as the International Quality Plasma Program. Compliance with state and industry standards is verified by means of routine inspection. We believe that both of our ADMA BioCenters facilities are currently in compliance with state and industry standards. Delays in obtaining, or failures to maintain, regulatory approvals for any facilities operated by ADMA BioCenters would harm our business. In addition, we cannot predict what adverse federal and state regulations and industry standards may arise in the future.

Foreign Regulation

In addition to regulations in the U.S., if we choose to pursue clinical development and commercialization in the European Union, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of any future product. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval, refuse it or request additional information.

Product Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the U.S., sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payers. Third-party payers include government authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payer will provide coverage for a drug product may be separate from the process for setting the reimbursement rate that the payer will pay for the drug product. Third-party payers may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drugs for a particular indication. Moreover, a payer’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Third-party payers are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of any products, in addition to the costs required to obtain regulatory approvals. Our product candidates may not be considered medically necessary or cost-effective. If third-party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit.

The U.S. government and state legislatures have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the Healthcare Reform Law contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of government controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on cost containment measures in the U.S. has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Research and Development

ADMA’s expenditures on research and development were approximately $7.7 million and $7.0 million for the fiscal years ended December 31, 2016 and 2015, respectively, and approximately $4.4 million and $7.1 million for the nine months ended September 30, 2017 and 2016, respectively.

Description of Property

Our headquarters are located in approximately 4,200 square feet of space at 465 State Route 17, Ramsey, New Jersey. Our telephone number is (201) 478-5552. Currently we operate under a shared services agreement with Areth, LLC (“Areth”) for the office, warehouse space and certain related services and have the ability to cancel this agreement upon 30 days’ notice. Areth is a company controlled by Dr. Jerrold B. Grossman, our Vice Chairman, and Adam S. Grossman, our President and Chief Executive Officer, and we pay Areth monthly fees for the use of such office space and for other information technology, general warehousing and administrative services. Rent under the shared services agreement is $16,000 per month. Effective October 1, 2017, rent under the Shared Services Agreement decreased to $10,000 per month.

ADMA BioCenters’ facilities are located in the U.S. The combined facilities have a total of approximately 28,000 square feet of space for approximately $30,000 rent per month. The Norcross, Georgia lease, the term of which was extended by five years on January 1, 2014 pursuant to the first of two available five-year renewal options, expires on September 30, 2023, and the Marietta, Georgia lease expires on January 31, 2024.

On February 17, 2017, ADMA BioCenters entered into a lease with Home Center Properties, LLC for approximately 12,167 square feet located in Kennesaw, Georgia. ADMA BioCenters will utilize the premises as a facility specializing in the collection of human plasma and blood, general office administration and any other related use. The lease has an initial term of approximately eight years and nine months, commencing on July 1, 2017, with rent payments commencing on December 1, 2017. ADMA BioCenters’ total monthly cost of the premises will range from approximately $20,000 to $27,000 during the initial term of the lease. Provided that the lease is in full force and effect and that there has been no event of default beyond the expiration of any applicable notice and cure period, ADMA BioCenters has the option to extend the term of the lease for two additional periods of five years each, each extension term on the same terms, covenants and conditions as the lease, with the rent for each extension term to equal the mutually agreed fair market value of the premises on the commencement of such extension term.

On June 6, 2017, in connection with the Biotest Transaction, we acquired the Boca Facility, an FDA-licensed and GHA-certified immune globulin manufacturing and plasma products production facility consisting of two buildings of approximately 126,000 square feet located on approximately 15 acres of land in Boca Raton. In connection with the acquisition of the Biotest Assets, the Company assumed two warehouse leases in Boca Raton for additional storage space for raw materials, spare parts and other supplies related to its business. These leases expire on December 31, 2017 and July 31, 2018, respectively. The aggregate minimum lease payments for these two leases are approximately $9,000 per month.

Additionally, on January 1, 2019, pursuant to the terms of a separate purchase agreement entered into between ADMA BioManufacturing and BPC at the closing, we agreed to sell, transfer and convey to BPC for no additional consideration, all of our right, title and interest in and to our certain plasma collection facilities located in the U.S., which are subject to a repurchase right in favor of us if within five years after January 1, 2019, the Biotest stockholders and its related entities own less than 20% of our issued and outstanding capital stock

Legal Proceedings

The Company is currently not involved, but may at times be involved in various claims and legal actions arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

As of November 7, 2017, ADMA Biologics, Inc., together with its subsidiaries ADMA Plasma Biologics, Inc. (“ADMA Plasma Biologics”), ADMA BioCenters, Inc. and ADMA BioManufacturing, had a total of 275 employees, including five part-time employees, as well as additional full and part-time consultants and temporary staff. Over the course of the next year, we anticipate hiring additional full-time employees devoted to sales and marketing, medical and scientific affairs, general and administrative, as well as hiring additional staff to the plasma collection centers as appropriate. We intend to use Clinical Research Organizations, or CROs, third parties and consultants to perform our clinical studies and manufacturing, regulatory affairs and quality control services in addition to corporate marketing, branding and commercialization activities.

Corporate Information

ADMA Biologics, Inc. was founded on June 24, 2004 as a New Jersey corporation and re-incorporated in Delaware on July 16, 2007. We operate through our wholly-owned subsidiaries ADMA Plasma Biologics, ADMA BioManufacturing and ADMA BioCenters. ADMA BioManufacturing was formed in January 2017 to facilitate the acquisition of BTBU. ADMA BioCenters is the Company’s source plasma collection business which operates in the U.S. Each operational ADMA BioCenter, once approved, will have a license with the FDA and may obtain additional certifications from other regulatory agencies such as the GHA and the KMFDS. ADMA BioCenters supplies ADMA with a portion of its raw material plasma for the manufacture of its products and product candidates.

We maintain our headquarters at 465 State Route 17, Ramsey, New Jersey 07446. Our telephone number is (201) 478-5552. Our Florida campus is located at 5800 Park of Commerce Boulevard, Northwest, Boca Raton, Florida 33487. The Florida telephone number is (561) 989-5800. Our company maintains its website at www.admabiologics.com. Information contained in, or accessible through any of our websites, does not constitute a part of this prospectus or any accompanying prospectus supplement or related free writing prospectus.

Market PRICE OF AND DIVIDENDS ON COMMON STOCK AND related stockholder matters

Market Information

Our Common Stock has been listed on the Nasdaq Capital Market under the symbol “ADMA” since November 10, 2014. Between October 17, 2013 and November 10, 2014, our Common Stock was quoted on the OTC Bulletin Board (OTCBB) and the OTC Markets (OTCQB) under the same symbol.

The following table sets forth, for each of the calendar periods indicated, the high and low sales prices for our Common Stock, as reported by Nasdaq:

	High	Low
2015
First quarter	$11.95	$7.57
Second quarter	$9.66	$7.51
Third quarter	$10.28	$8.00
Fourth quarter	$9.85	$7.74
2016
First quarter	$8.28	$4.15
Second quarter	$8.85	$5.71
Third quarter	$8.00	$5.00
Fourth quarter	$7.34	$4.34
2017
First Quarter	$5.79	$4.44
Second Quarter	$5.44	$2.93
Third Quarter	$3.95	$2.67
Fourth Quarter (through November 7, 2017)	$3.30	$2.01

There is no established public trading market for shares of our Non-Voting Common Stock.

As of November 7, 2017, the latest practicable date prior to the filing of this registration statement, the closing price of our Common Stock on Nasdaq was $2.24.

Holders

As of November 7, 2017, the latest practicable date prior to the filing of this registration statement, there were seven record holders of our Common Stock, based upon information received from our transfer agent. However, this number does not include beneficial owners whose shares were held of record by nominees or broker dealers. We estimate that there are more than 1,000 beneficial owners of our Common Stock. As of November 8, 2017, there was one record holder of our Non-Voting Common Stock, BPC.

Dividend Policy

We have never paid any cash dividends on our capital stock. We anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business. In addition, the terms of our Credit Agreement with Marathon precludes us from paying cash dividends. Therefore, we do not expect to pay cash dividends for the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.

Overview

We are a vertically integrated commercial biopharmaceutical and specialty immunoglobulin company that manufactures, markets and develops specialty plasma-derived biologics for the treatment of immune deficiencies and prevention of certain infectious immunological diseases. Our targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disorder or who may be immune-suppressed for medical reasons. We currently have two marketed products: Nabi-HB, indicated for the treatment of acute exposure to blood containing HBsAg; and Bivigam, indicated for the treatment of primary humoral immunodeficiency. We are also developing a pipeline of plasma-derived therapeutics, including our lead pipeline product candidate, RI-002 for the treatment of PIDD. Our product candidates are intended to be used by physician specialists focused on caring for immune-compromised patients with or at risk for certain infectious diseases.

On June 6, 2017, we completed the acquisition of the Biotest Assets of BTBU of BPC, which includes two FDA licensed products, Nabi-HB and Bivigam. Nabi-HB and Bivigam are manufactured at the Boca Facility, an FDA-licensed facility certified by the GHA. In addition to Nabi-HB and Bivigam, we also provide contract manufacturing for certain historical clients, including the sale of intermediate by-products. Immediately following the acquisition, the Biotest Assets were contributed into our ADMA BioManufacturing subsidiary.

Concurrent with the closing of the acquisition of the Biotest Assets, the Company received $12.5 million in cash consideration in addition to a $15.0 million subordinated note from Biotest at 6% interest payable to BPC with a maturity of five years, and Biotest committed to participate in any future equity offering or private placement undertaken by the Company in an amount equal to up to $12.5 million on a pro-rata basis, which will be invested as part of this Offering. At the closing of the Biotest Transaction, the Company delivered to BPC the Biotest Equity Interest.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

We anticipate that our principal sources of liquidity, along with the proceeds from this Offering, which includes the equity commitment from Biotest, will only be sufficient to fund our activities as currently conducted into the second half of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, we will need to raise additional equity or debt financing during the second half of 2018. This time frame may change based upon how quickly we are able to execute on our quality management systems’ remediation plans for the ADMA BioManufacturing operations, commercial manufacturing ramp-up activities and the various financing options we are exploring. In order to have sufficient cash to fund our operations thereafter, we will need to raise additional equity or debt capital, and we cannot provide any assurance that we will be successful in doing so. If our assumptions underlying our estimated expenses prove to be wrong, we may have to raise additional capital sooner than the end of the second quarter of 2018.

Our Marketed Products

Nabi-HB

Nabi-HB is a hyperimmune globulin that is rich in antibodies to the Hepatitis B virus. Nabi-HB is a purified human polyclonal antibody product collected from plasma donors who have been previously vaccinated with a Hepatitis B vaccine. Nabi-HB is indicated for the treatment of acute exposure to blood containing Hepatitis B surface antigen (“HBsAg”), prenatal exposure to infants born to HBsAg-positive mothers, sexual exposure to HBsAg-positive persons and household exposure to persons with acute Hepatitis B virus infection. Hepatitis B is a potentially life-threatening liver infection caused by the Hepatitis B virus. It is a major global health problem. It can cause chronic infection and puts people at high risk of death from cirrhosis and liver cancer. Nabi-HB has a well-documented record of long-term safety and effectiveness since its initial market introduction. FDA approval for Nabi-HB was received on March 24, 1999. Biotest acquired Nabi-HB from Nabi Biopharmaceuticals in 2007.

Bivigam

Bivigam is an intravenous immune globulin indicated for the treatment of primary humoral immunodeficiency. This includes, but is not limited to, agammaglobulinemia, common variable immunodeficiency, Wiskott-Aldrich syndrome and severe combined immunodeficiency. These primary immunodeficiencies (“PIs”) are a group of genetic disorders. Initially thought to be very rare, it is now believed that as many as one in every 1,200-2,000 people has some form of PI. Bivigam contains a broad range of antibodies similar to those found in normal human plasma. These antibodies are directed against bacteria and viruses, and help to protect PI patients against serious infections. Bivigam is a purified, sterile, ready-to-use preparation of concentrated IgG antibodies. Antibodies are proteins in the human immune system that work to defend against disease. FDA approval for Bivigam was received on December 19, 2012, and sales commenced in the first quarter of 2013. In December 2016, BPC temporarily suspended the commercial production of Bivigam in order to focus on the completion of planned improvements to the manufacturing process. Although we expect to resume production in the fourth quarter of 2017, Bivigam is not expected to be available for sale throughout the remainder of 2017 and FDA clearance for relaunch is expected to occur by mid-2018.

Our Lead Pipeline Product Candidate – RI-002

We are currently developing our lead pipeline product candidate, RI-002, for the treatment of PIDD, and have completed a pivotal Phase III clinical trial, which met the primary endpoint of no SBIs reported. Secondary efficacy endpoints further demonstrated the benefits of RI-002 in the low incidence of infection, therapeutic antibiotic use, days missed from work/school/daycare, and unscheduled medical visits and hospitalizations. RI-002 is derived from human plasma blended from normal donors and from donors tested to have high levels of neutralizing titers to RSV. RI-002 is manufactured using a process called fractionation, which purifies IgG from this blended plasma pool resulting in a final IVIG product enriched with naturally occurring polyclonal anti-pathogen antibodies (e.g., streptococcus pneumonia, H. influenza type B, CMV, measles, tetanus). We use our proprietary RSV microneutralization assay to test for standardized levels of neutralizing antibodies to RSV in the final drug product.

Prior to the closing of the Biotest Transaction, BTBU was our third-party manufacturer for RI-002. In the third quarter of 2015, the FDA accepted for review our BLA for RI-002 for the treatment of PIDD. In July 2016, the FDA issued the CRL. The CRL reaffirmed the issues set forth in the Warning Letter that had been issued to Biotest related to certain issues identified at the Boca Facility, but did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in our BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. The FDA identified in the CRL, among other things, certain outstanding inspection issues and deficiencies related to CMC and GMP at the Boca Facility and at certain of our third-party vendors, and requested documentation of corrections for a number of these issues. The FDA indicated in the CRL that it cannot grant final approval of our BLA until, among other things, these deficiencies are resolved. Following the completion of the Biotest Transaction, we now have control over the regulatory, quality, general operations and drug substance manufacturing process and our highest priority is to remediate the outstanding compliance issues that were identified at the Boca Facility in the Warning Letter, and we plan to be inspection-ready for the FDA by the end of 2017. We are currently working with a consulting firm consisting of quality management systems and biologics production subject matter experts in preparation for a re-inspection by the FDA in order to improve the FDA inspection classification relative to the Warning Letter compliance issues as indicated in the CRL. Once the Warning Letter status is improved following the FDA inspection, we anticipate that we will be in a position to refile our BLA for RI-002 in mid-2018.

Evaluation of RI-002 in PIDD Patients

PIDD, a genetic disorder that causes a deficient or absent immune system, is caused by hereditary or genetic defects and can affect anyone regardless of age or gender. PIDD patients are more vulnerable to infections and more likely to suffer complications from these infections. IVIG is a plasma derived product that is used to prevent serious infections in patients with PIDD. It is comprised of polyclonal antibodies, which are proteins produced by B-cells that are used by the body’s immune system to neutralize foreign objects such as bacteria and viruses. It is estimated that there are about 250,000 diagnosed PIDD patients in the U.S., approximately half of whom are treated with IVIG regularly. In the U.S., sales of immune globulin products for all its uses were reported to be approximately $4.8 billion in 2014.

The RI-002 pivotal Phase III clinical trial was conducted as a single arm study in which patients were treated approximately once per month for a period of 12 months plus 90 days for follow up. Fifty-nine patients were enrolled in nine treatment centers in the U.S. The pivotal Phase III primary endpoint followed published FDA industry guidance, which provides for a reduction in the incidence of serious infections to less than one per year in each subject receiving IVIG. The secondary outcome was safety and included other pharmacokinetic, or PK, data collection points including antibody titers for certain agents, including RSV antibody levels at various time points after infusion.

RI-002 demonstrated positive results in the Phase III study in patients with PIDD, meeting its primary endpoint, of no SBIs reported. Secondary efficacy endpoints further demonstrated the benefits of RI-002 in the low incidence of infection, therapeutic antibiotic use, days missed from work/school/daycare, and unscheduled medical visits and hospitalizations. RI-002 was administered in a total of 793 infusions with zero serious adverse events to 59 patients in nine treatment centers throughout the U.S. These results, included in our BLA, more than meet the requirement specified by FDA guidance of ≤ 1 SBI per patient-year.

On February 22, 2015, at the 2015 American Academy of Allergy, Asthma & Immunology Annual Meeting, scientific investigators reported on the secondary outcomes that included: a total of 93 days, or 1.66 days per patient per year lost from work or school due to infection; one hospitalization due to an infection of only five days duration in the entire study and IgG trough levels above those required by the FDA for IVIG products. Additionally, there was a marked increase in all of the measured specific anti-pathogen antibodies in PK subjects (n=31). The mean of maximum fold increases in specific antibody levels after infusion of RI-002 ranged from 1.9 fold (S. pneumonia type 19A) to 5.3 fold (RSV), which were statistically significant fold increases from the pathogen's specific measured baselines. The safety profile of RI-002 is comparable to that of other immunoglobulins.

Rationale for the Potential Evaluation of RI-002 in RSV Infected Patients

RSV is a common virus that ordinarily leads to mild, cold-like symptoms in healthy adults and children. In high-risk groups, such as the PIDD population and the other immune-compromised populations, RSV can lead to a more serious infection and may even cause death. The polyclonal antibodies which are present in RI-002 are expected to prevent infections in immune-compromised patients.

We previously conducted a randomized, double-blind, placebo-controlled Phase II clinical trial to evaluate RI-001, RI-002’s predecessor product candidate, in immune-compromised, RSV-infected patients. This trial was conducted with 21 patients in the U.S., Canada, Australia, and New Zealand. The Phase II dose-ranging trial demonstrated a statistically significant improvement in the change from baseline RSV titers to day 18 in the high dose and low dose treatment groups when compared with placebo (p=0.0043 and p=0.0268, respectively). The mean fold increase for high dose was 9.24 (95% CI 4.07, 21.02) and the observed mean fold increase for low dose was 4.85 (95% CI 2.22, 10.59). The mean fold change for placebo treated patients was 1.42 (95% CI 0.64, 3.17). In addition, more patients in the high dose (85.7%) and low dose (42.9%) groups experienced greater than a four-fold increase from baseline to day 18 in RSV titer levels compared to placebo (0%). There were no serious drug-related adverse events reported during the trial.

From April 2009 through February 2011, RI-001 was also administered to 15 compassionate use patients where physicians requested access to the product for treating their patients with documented lower respiratory tract RSV infections due to the fact that these patients had failed conventional therapeutic interventions. Serum samples were obtained from 13 patients. Samples showed that patients demonstrated a four-fold or greater rise in RSV antibody titers from baseline. Serum samples were not obtained from two patients that received Palivizumab. All 11 surviving patients received RI-001 within an average of 4.4 days after the onset of the diagnosis of RSV. The drug was well-tolerated in all 15 patients and there were no reports of serious adverse events attributable to RI-001. Data from our Phase II clinical trial, compassionate use experience and data obtained from the evaluation of RI-002 in the infected cotton rat animal model has been presented at various conferences the past several years.

Based on these results, we intend to evaluate RI-002 for the treatment of RSV patients following FDA approval, if received, for treatment of PIDD.

Manufacturing and Supply of Our Products

In order to produce plasma-derived immunoglobulin products, raw material plasma is collected from human donors and then manufactured into specialized products. Historically, plasma for our products and product candidates has been collected from healthy donors at FDA-licensed plasma donation centers. Source plasma is collected at any one of over 400 FDA-licensed donation centers located throughout the U.S., using a process called automated plasmapheresis. This sterile, self-contained, automated process separates red blood cells and other cellular components in the blood, which are then returned to the donor. Source plasma obtained by plasmapheresis is tested and must be negative for antibodies to human immunodeficiency virus types 1 and 2 (HIV-1/2), HBsAg and HCV, using FDA-licensed serological test procedures.

After receipt of the source plasma, the frozen plasma is thawed and pooled and goes through a process called “fractionation.” This process is referred to as the Cohn method or cold ethanol method of fractionation. During cold ethanol fractionation, classes of proteins are precipitated and removed by centrifugation or filtration. The fractionation process includes the following steps; precipitation and absorption, depth filtration, centrifugation and chromatography. Because of the human origin of the raw material and the thousands of donations required in the fractionation process, the major risk associated to plasma products is the transmission of blood-borne infectious pathogens. These purification processes have the potential to reduce the viral load. The manufacturing process also utilizes a multistep viral removal/inactivation system, which further increases the safety of the products. The following manufacturing processes have been validated for their capability to eliminate or inactivate viruses: precipitation during cold ethanol fractionation, solvent/detergent treatment, and nanofiltration. Incorporation of these processes in the manufacturing process ensures that the Company’s products comply with the requirements of the FDA and are safe and efficacious.

Sales and Commercialization of Our Products

Historically, Nabi-HB has been sold through independent distributors, drug wholesalers acting as sales agents, specialty pharmacies and other alternate site providers. In the U.S., third-party drug wholesalers ship a significant portion of Nabi-HB through their distribution centers. These centers are generally stocked with adequate inventories to facilitate prompt customer service. Sales and distribution methods include frequent contact by sales and customer service representatives, automated communications via various electronic purchasing systems, circulation of catalogs and merchandising bulletins, direct-mail campaigns, trade publication presence and advertising.

While we are working towards remediating the Warning Letter and other CMC and GMP inspection deficiencies and eventually refiling our BLA resubmission for RI-002, we expect to continue our commercialization efforts for our approved products and plan to bolster these initiatives by hiring a small, specialty sales force to market Nabi-HB, Bivigam upon its relaunch and, upon approval by the FDA, RI-002 to hospitals, physician offices/clinics, and other specialty treatment organizations. We also anticipate staffing our company with additional personnel for patient support, medical affairs, quality assurance, regulatory affairs, scientific affairs, third-party reimbursement, inventory and logistics, human resources and financial and operational management. If and when we receive FDA approval, we may also use a network of national distributors to assist with order fulfillment for RI-002 for use by healthcare professionals and hospitals.

Pharmaceutical Pricing and Reimbursement of Our Products

All sales of Nabi-HB and Bivigam in the U.S. depend in part upon the availability of reimbursement from third-party payers. Third-party payers include government health programs, managed care providers, private health insurers and other organizations. Nabi-HB and Bivigam are reimbursed or purchased under several government programs, including Medicaid, Medicare Parts B and D, the 340B/Public Health Service program and pursuant to an existing contract with the Department of Veterans Affairs. Medicaid is a joint state and federal government health plan that provides covered outpatient prescription drugs for low-income individuals. Under Medicaid, drug manufacturers pay rebates to the states based on utilization data provided by the states.

Plasma Collection Facilities

Our wholly-owned subsidiary, ADMA BioCenters, operates FDA-licensed, GHA, and KMFDS, certified source plasma collection facilities located in the U.S., which provide us with a portion of our blood plasma for the manufacture of our products and product candidates. A typical plasma collection center, such as those operated by ADMA BioCenters, can collect approximately 30,000 to 50,000 liters of source plasma annually, which may be sold for different prices depending upon the type of plasma, quantity of purchase, and market conditions at the time of sale. Plasma collected from ADMA BioCenters' facilities that is not used to manufacture our products or product candidates is sold to third-party customers in the U.S., and other locations where we are approved globally under supply agreements or in the open "spot" market.

As part of the purchase price to acquire the Biotest Assets, we have agreed to transfer ownership of the two plasma collection facilities to BPC on January 1, 2019. We are progressing with the construction of our third plasma collection facility and we expect to file our BLA with the FDA and initiate collections for this facility by the end of 2017.

Financial Operations Overview

Revenues

Revenues for the nine months ended September 30, 2017 are comprised of Nabi-HB product revenues, product revenues from the sale of normal source human plasma collected from our plasma collection centers segment and license and other revenues which are initially recorded as deferred revenue and amortized into income over the terms of the respective agreements. In exchange for the out-licensing of RI-002 to market and sell in Europe and selected countries in North Africa and the Middle East, Biotest has provided us with certain services and a financial payment received in accordance with the related license agreement and is obligated to pay us certain amounts in the future if certain milestones are achieved.

A significant amount of our revenues are attributed to a single customer, BPC. For the nine months ended September 30, 2017, two of our customers, SK and BPC, represented approximately 76% of our total revenues, with BPC representing 68% of our total revenues and SK representing 8% of our total revenues. Although we expect this concentration to decrease over the remainder of the year and into 2018 as additional sales of Nabi-HB are reflected in our consolidated financial statements, these two customers are still expected to account for a significant portion of our revenues.

Product revenues from the sale of human plasma collected at our FDA-licensed plasma collection centers and from sales of Nabi-HB are recognized at the time of transfer of title and risk of loss to the customer, which occurs, depending on the agreement with the customer, at the time of shipment or at the time of delivery if we retain the risk of loss during shipment. Revenue from license fees and research and development services rendered are recognized as revenue when the performance obligations under the terms of the license agreement have been completed.

Cost of Product Revenue

In addition to the cost of products sold during the period, cost of product revenue also includes unabsorbed manufacturing expenses associated with the Boca Facility. This includes manufacturing salaries and wages, indirect overhead charges and consulting fees associated with remediating the Warning Letter, which are expensed as incurred. As the Boca Facility only resumed production late in the third quarter of 2017, substantially all operating expenses associated with the facility have been expensed as incurred since acquisition.

For our Plasma Collections Centers segment, cost of product revenue reflects the cost of direct materials and other direct costs that had been previously capitalized into inventory.

Plasma Center Expenses

Plasma center expenses include rent, maintenance, utilities, wages, stock-based compensation and benefits for center staff, plasma collection supplies, plasma transportation and storage (off-site), advertising and promotion expenses and computer software fees related to donor collections, all of which are expensed as incurred. The direct costs associated with the plasma collection process, including direct materials and testing, are capitalized into inventory.

Research and Development Expenses

Research and development (“R&D”) expenses consist of clinical research organization costs, costs related to our clinical trials, consulting expenses relating to regulatory and medical affairs, quality assurance and control, assay development, ongoing testing costs, drug product manufacturing for RI-002, including the cost of plasma, plasma storage and transportation costs, as well as wages, benefits and stock-based compensation for employees directly related to the R&D of RI-002. All R&D costs are expensed as incurred.

The process of conducting preclinical studies, clinical trials and regulatory activities necessary to obtain FDA approval is costly and time consuming. The probability of success for each product candidate and clinical trial may be affected by a variety of factors, including, among others, the quality of the product candidate’s early clinical data, investment in the program, competition, regulatory, manufacturing capabilities and commercial viability. As a result of the uncertainties discussed above, the uncertainties associated with clinical trial enrollments and the risks inherent in the development process, we are unable to determine the duration and completion costs of current or future clinical stages of our product candidates or when, or to what extent, we will generate revenues from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely. R&D expenses decreased for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016, due to lower validation, testing and production costs associated with RI-002 and the related BLA filing.

In connection with the approval of the BLA for Bivigam on December 19, 2012, BTBU committed to perform two additional post-marketing studies. The first is a pediatric study to evaluate the efficacy and safety of Bivigam in children and adolescents, and the second is a post-authorization safety study to further assess the potential risk of hypotension and hepatic and renal impairment in Bivigam-treated patients with primary humoral immunodeficiency. These studies are pending completion, and the costs of the studies will be expensed as incurred. We currently expect both studies to be completed by the end of 2021. However, the timing of the completion of these studies is dependent upon the availability of Bivigam and the completion of the planned manufacturing process improvements.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist of costs related to the Biotest Transaction, wages, salaries, stock-based compensation and benefits for senior management and staff unrelated to R&D or manufacturing, legal fees, accounting and auditing fees, commercialization and marketing activities, information technology, investor relations fees, rent, maintenance and utilities, insurance, travel and other expenses related to the general operations of our business. For the nine months ended September 30, 2017, SG&A expenses increased mainly as a result of expenses incurred in connection with the Biotest Transaction, including fees paid for legal, accounting, and financial advisory fees related to the issuance of a fairness opinion and due diligence fees.

Other Income and Expense

Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest expense consists of interest incurred on our notes payable, as well as the amortization of debt discount resulting from end of term fees, value of warrants issued, and deferred financing fees.

Results of Operations

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

Summary Table

The following table presents a summary of the changes in our results of operations for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

			Percentage
	Nine Months Ended September 30,		Increase/
	2017	2016	(Decrease)
Revenues	$10,757,683	$7,333,493	47%
Cost of product revenue (exclusive of amortization expense
shown below)	17,241,422	4,346,433	297%
Gross (loss) profit	(6,483,739)	2,987,060	-317%
Research and development expenses	4,365,205	7,104,864	-39%
Plasma center expenses	4,662,340	4,057,306	15%
Amortization of intangibles	346,899	—	NM
Selling, general and administrative expenses	12,908,448	5,211,148	148%
Loss from operations	(28,766,631)	(13,386,258)	115%
Other expense, net	(2,009,542)	(1,569,785)	28%
Net loss	$(30,776,173)	$(14,956,043)	106%

Revenues

We recorded total revenues of $10.8 million for the nine months ended September 30, 2017, as compared to $7.3 million for the nine months ended September 30, 2016. The increase in total revenue of $3.4 million is primarily due to sales of Nabi-HB in 2017 and to an increase in plasma sales to BPC of $1.2 million. Total revenues include: (i) sales of Nabi-HB in the amount of $2.4 million for 2017, with no comparable amount in 2016, (ii) product revenue of $8.2 million for the nine months ended September 30, 2017 attributable to our ADMA BioCenters plasma collection centers segment, compared to $7.2 million for the nine months ended September 30, 2016, and (iii) license and other revenue in the amount of $0.1 million for the nine months ended September 30, 2017 and 2016 in accordance with our license agreement with Biotest.

Cost of Product Revenue

Cost of product revenue was $17.2 million for the nine months ended September 30, 2017, and $4.3 million for the nine months ended September 30, 2016, an increase of $12.9 million. The increase is mainly attributable to unabsorbed manufacturing costs related to the Boca Facility, including approximately $2.5 million of third party consultant fees pertaining to the remediation efforts in response to the Warning Letter, and the production of Nabi-HB, and to a sales volume-related increase at ADMA BioCenters of approximately $0.9 million.

Research and Development Expenses

R&D expenses were $4.4 million for the nine months ended September 30, 2017, a decrease of $2.7 million as compared to the same period of a year ago. The decrease is primarily the result of lower validation, testing, BLA and production costs related to RI-002 in 2017.

Plasma Center Expenses

Plasma center expenses were $4.7 million for the nine months ended September 30, 2017, an increase of $0.6 million as compared to $4.1 million for the nine months ended September 30, 2016. The increase in plasma center expenses is attributable to hiring additional staff and increasing the hours of operations at our Marietta, GA location during the first quarter of 2017.

Selling, General and Administrative Expenses

SG&A expenses were $12.9 million for the nine months ended September 30, 2017, an increase of $7.7 million from $5.2 million for the nine months ended September 30, 2016. SG&A expenses increased primarily due to Biotest Transaction costs of $3.9 million, including fees paid for legal, accounting and financial advisory services related to due diligence and other costs associated with the acquisition of the Biotest Assets and the issuance of a fairness opinion, and $3.0 million of SG&A expenses associated with BTBU with no comparable amounts in 2016. SG&A expenses in 2017 also include $0.3 million of one-time compensation expense associated with the Biotest Transaction, an increase in insurance expense of $0.3 million associated with the acquisition of the Biotest Assets and an increase in stock-based compensation of approximately $0.2 million.

Loss from Operations

Our operating loss was $28.8 million for the nine months ended September 30, 2017, as compared to $13.4 million for the nine months ended September 30, 2016. The increase was mainly due to the increase in cost of product revenue of $12.9 million, the $7.7 million increase in SG&A expenses, the $0.6 million increase in plasma center expenses and amortization of intangible assets of $0.3 million, partially offset by the $3.4 million increase in total revenues and the $2.7 million decrease in R&D expenses.

Other Income (Expense); Interest Expense

Other expense, net was $2.0 million for the nine months ended September 30, 2017, compared to $1.6 million for the nine months ended September 30, 2016. The increase is due to higher interest expense, including amortization of debt discount, resulting from the note payable to BPC and to the increase of $4.0 million to our then-current debt to Oxford in May of 2016.

Net Loss

Net loss was $30.8 million for the nine months ended September 30, 2017, an increase of $15.8 million from the same period of a year ago. The increase was mainly due to the increases in operating loss and, to a lesser extent, interest expense.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Summary Table

The following table presents a summary of our results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015.

	Years Ended December 31,
	2016	2015

Product revenue	$10,518,203	$7,050,283
License and other revenue	142,834	127,350
Total revenues	10,661,037	7,177,633
Cost of product revenue	6,360,761	4,311,461
Research and development	7,688,238	7,015,946
Plasma centers	5,447,691	4,618,065
General and administrative	8,494,742	6,745,968
Total operating expenses	27,991,432	22,691,440
Loss from operations	(17,330,395)	(15,513,807)
Interest income	50,317	37,830
Interest expense	(2,239,569)	(1,842,716)
Other income	4,496	—
Change in fair value of stock warrants	—	67,860
Loss on extinguishment of debt	—	(719,097)
Net loss	$(19,515,151)	$(17,969,930)

Revenues

We recorded total revenue of $10,661,037 during the year ended December 31, 2016 compared to $7,177,633 during the year ended December 31, 2015. Product revenue was $10,518,203 for the year ended December 31, 2016, which is attributable to our ADMA BioCenters plasma collection centers segment and derived from the sale of human source plasma collected in our FDA-licensed, GHA and KMFDS-certified Georgia-based blood plasma collection centers, compared to product revenue of $7,050,283 for the year ended December 31, 2015. The increase in product revenue of $3,467,920 was primarily attributable to increased plasma collections and sales from our Marietta plasma center which received FDA approval to sell human source plasma within the U.S. during the third quarter of 2015. Product revenue for the year ended December 31, 2016 was primarily attributable to sales made pursuant to our plasma supply agreement with BPC under which BPC purchases normal source plasma from ADMA BioCenters for their manufacturing, in addition to selling increased quantities of normal source plasma to a second customer. We sold a majority of the normal source plasma collected from our plasma centers throughout 2016. The normal source plasma and high-titer RSV plasma we did not sell was allocated to inventory in anticipation of commercial manufacturing. For the years ended December 31, 2016 and 2015, license and other revenue was $142,834 and $127,350, respectively, which relates to services and financial payments provided by BPC and Biotest in accordance with our license agreement. We have not generated any revenue from our therapeutics research and development business.

Cost of Product Revenue

Cost of product revenue was $6,360,761 for the year ended December 31, 2016 and $4,311,461 for the year ended December 31, 2015. The increased cost of product revenues of $2,049,300 for the year ended December 31, 2016 was directly related to the increase in 2016 product revenues primarily related to our second plasma center.

Research and Development Expenses

R&D expenses, which are attributable to our R&D segment, were $7,688,238 for the year ended December 31, 2016, an increase of $672,292 as compared to $7,015,946 for the year ended December 31, 2015. R&D expenses consist of clinical research organization costs, consulting expenses relating to regulatory affairs, quality control and manufacturing, assay development and ongoing testing costs, clinical trial costs and fees, drug product manufacturing including the cost of plasma, plasma storage and transportation costs, as well as wages and benefits for staff directly related to the research and development of RI-002. R&D expenses increased for the year ended December 31, 2016, as compared to the year ended December 31, 2015, primarily as a result of an increase in validation, testing and production costs related to RI-002 and an increase in regulatory consulting fees.

Plasma Center Operating Expenses

Plasma center operating expenses were $5,447,691 for the year ended December 31, 2016, an increase of $829,626 as compared to $4,618,065 for the year ended December 31, 2015. Plasma center operating expenses consist of: general and administrative plasma center costs; overhead comprised of rent, maintenance, utilities, wages, stock-based compensation and benefits for center staff, plasma collection supplies, plasma transportation and storage (off-site); advertising and promotion expenses; and computer software fees related to donor collections. The increase in expenses was primarily the result of increased plasma collections at our ADMA BioCenters Marietta collection facility, which received FDA approval during the third quarter of 2015. The increased expenses include higher costs in wages, rent, maintenance and plasma collection supplies for the year ended December 31, 2016 as compared to the year ended December 31, 2015. We expect that as plasma collection increases, our operating expenses will also increase accordingly.

General and Administrative Expenses

G&A expenses were $8,494,742 for the year ended December 31, 2016, an increase of $1,748,774 from $6,745,968 for the year ended December 31, 2015. General and administrative expenses consist of Proposed Acquisition fees, wages and stock-based compensation for our senior management and staff unrelated to research and development, professional fees for commercialization and marketing consulting, attorneys, accountants and auditors, investor relations, maintenance and utilities, insurance, information technology, travel and other expenses related to the general operations of the business. G&A expenses primarily increased as a result of fees incurred for the Proposed Acquisition fees paid for legal, accounting and financial advisors. The increase was also attributed to consulting services provided to us related to pre-launch, commercial planning, and market research, along with increased rent expense, higher wages and benefits for employees and consulting fees.

Other Expense, Net

Other expense, net, was $2,184,756 for the year ended December 31, 2016, as compared to $2,456,123 for the year ended December 31, 2015. The decrease of $271,367 is primarily related to a loss on extinguishment of debt of $719,097, which was recorded in the second quarter of 2015 for the refinancing of an existing loan with our prior lender, Oxford. Such expenses are comprised of a write-off of deferred financing costs, end of term fees and prepayment penalties for the repayment of debt to our prior lender, offset by increased interest expense due to an increase of $4,000,000 to our current debt in the second quarter of 2016, which includes debt discounts amortization for our new lender’s end of term fees, back end fees, value of warrants issued, facility and financing fees.

Net Loss

Net loss increased to $19,515,151 for the year ended December 31, 2016 as compared to $17,969,930 for the year ended December 31, 2015, for the reasons previously stated.

Liquidity and Capital Resources

Overview

As of September 30, 2017, we had working capital of $18.1 million, consisting primarily of $13.6 million of cash and cash equivalents, $1.5 million of accounts receivable, $13.4 million of inventories, $0.8 million of assets held for sale and $2.1 million of prepaid expenses, partially offset by $13.0 million of accounts payable and accrued expenses and $0.3 million of deferred revenue and other current liabilities.

We have had limited revenue from operations, we have incurred cumulative losses of $137.7 million since inception and for the nine months ended September 30, 2017 and 2016 we had negative cash flows from operations of $23.9 million and $14.7 million, respectively. We have funded our operations to date primarily from the sale of our equity securities, loans from venture debt lenders, acquisition proceeds and loans from our primary stockholders. In May 2016, we completed an underwritten public offering of our Common Stock and we received net proceeds of approximately $12.9 million. Also in May 2016, we amended our LSA with Oxford and borrowed an additional $4.0 million. In June 2017, we received $27.5 million in connection with the Biotest Transaction, including a cash infusion from BPC into the acquired business in the amount of $12.5 million and an unsecured subordinated 6% note payable to BPC in the amount of $15.0 million. In addition, BPC has provided us with a firm equity commitment to invest an additional $12.5 million in future equity financings of the Company. Our funds are being used and have been used: to conduct clinical trials; to manufacture drug products; to collect and procure plasma; to test plasma donors for RSV titers; to file our BLA for RI-002; to conduct pre-launch activities; for commercialization and marketing activities; for the buildout and expansion of our plasma centers; for expenses related to the Biotest Transaction, remediation of the Warning Letter at the Boca Facility and the remainder for payment of existing accounts payable; for selling, general and administrative expenses and research and development expenses; and for other business activities and general corporate purposes.

On October 10, 2017, we entered into the Credit Agreement with Marathon which provides for the Credit Facility in an aggregate amount of up to $40.0 million, comprised of the $30.0 million Tranche One Loan and an additional Tranche Two Loan to be made in the maximum principal amount not to exceed $10.0 million (the “Tranche Two Loan” and, together with the Tranche One Loan, the “Loans”), which Tranche Two Loan availability is subject to the satisfaction of certain conditions, including, but not limited to, those described below. The Loans each have a Maturity Date of April 10, 2022, subject to acceleration pursuant to the Credit Agreement, including upon an Event of Default (as defined in the Credit Agreement). Commencing on October 10, 2020, and on the first business day of each month, we will pay the Tranche One Loan (and Tranche Two Loan in the event it shall have been funded) in equal monthly installments of principal based on an amortization schedule of 18 months, subject to certain conditions in the Credit Agreement. The outstanding principal amounts of the Loans, together with all accrued interest thereon, shall be due on the Maturity Date. On October 10, 2017, we (i) used approximately $17.0 million of the Tranche One Loan to retire and pay in full our existing credit facility with Oxford and the obligations thereunder in accordance with the terms of the LSA with Oxford, (ii) used $5.5 million of the Tranche One Loan to pre-fund a debt service reserve account in accordance with the terms of the Credit Agreement, and (iii) paid diligence fees, legal and other expenses associated with the Credit Facility in the amount of approximately $1.5 million, which fees exclude a deferred facility fee to Marathon equal to 9.20% of the Tranche One Loan payable at maturity. We intend to use the remaining proceeds of approximately $6.0 million for the continued remediation of the issues identified in the CRL and the Warning Letter and for general corporate purposes. Among other conditions set forth in the Credit Agreement, the obligation of Marathon to make the Tranche Two Loan is subject to the satisfaction of certain conditions related to FDA approval for specified products and our financial condition, including, without limitation, the following: (a) (i) the FDA must validate the improved manufacturing process of Bivigam and (ii) not less than $0.5 million in net revenue must be generated in calendar year of 2018 of from the sale in the U.S. of Bivigam; or (b) (i) the FDA must approve the commercialization of our lead pipeline product candidate, RI-002 and (ii) not less than $0.5 million in net revenue must be generated in calendar year of 2019 from the sale in the U.S. of RI-002. Borrowings under the Credit Agreement will bear interest at a rate per annum equal to LIBOR plus 9.50% with a 1% LIBOR floor; provided, however, that in the event that we achieve sales of not less than $61.7 million for the 2018 calendar year and the Tranche Two Loan has been funded, then the borrowings under the Credit Agreement will bear interest at a rate of LIBOR plus 7.75% with a 1% LIBOR floor. Prior to October 10, 2020, we will only pay interest on the Loans. During an Event of Default under the Credit Agreement, the outstanding amount of indebtedness under the Credit Agreement will bear interest at a rate per annum equal to the interest rate then applicable to the borrowings under the Credit Agreement plus 5% per annum. The Loans are secured by substantially all of our assets, including our intellectual property. Events of Default include, among others, non-payment of principal, interest, or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material contracts and events constituting a change of control. The occurrence of an Event of Default could result in, among other things, the termination of commitments under the Credit Facility, the declaration that all outstanding Loans are immediately due and payable in whole or in part, and Marathon taking immediate possession of, and selling, any collateral securing the Loans.

As consideration for the Credit Agreement, we issued, on October 10, 2017, Warrants to Purchase Stock to Marathon and certain of Marathon’s affiliates (the “Tranche One Warrants”). The Tranche One Warrants have (i) an exercise price equal to $3.0946, which is the trailing 10-day volume weighted-average price of our Common Stock prior to October 10, 2017, and (ii) an expiration date of October 10, 2024. The Tranche One Warrants are exercisable for an aggregate of 339,301 shares of our Common Stock, or 3.5% of the Tranche One Loan. In the event that the Tranche Two Loan is issued to us, we shall issue an additional Warrant to Purchase Stock to Marathon (the “Tranche Two Warrant”) to purchase such number of shares of Common Stock equal to 3.5% of the Tranche Two Loan, which shall have an exercise price equal to the trailing 10-day volume weighted-average price of the Common Stock prior to the issuance date of the Tranche Two Warrant and an expiration date equal to the seven year anniversary of the issuance of the Tranche Two Warrant.

Future Financing Needs

We expect to continue to spend substantial amounts on product development, quality and regulatory activities, procuring raw material plasma, manufacturing, conducting clinical trials for our product candidates and purchasing clinical trial materials from our suppliers. We currently anticipate, based upon our projected revenue and expenditures, our cash, cash equivalents, projected revenue and accounts receivable, along with the proceeds from this Offering, which includes the equity commitment from Biotest, will be sufficient to fund our operations, as currently conducted, into the second half of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, we will need to raise additional equity or debt financing during the second half of 2018. This time frame may change based upon how quickly we are able to execute on our quality management systems’ remediation plans for the ADMA BioManufacturing operations, commercial manufacturing scale up activities and the various financing options we are exploring. We currently have no firm commitments for additional financing other than the equity commitment from Biotest, and we cannot provide any assurance that we will be able to secure additional financing on terms that are acceptable to us, or at all. Failure to secure any necessary financing in a timely manner and on commercially reasonable terms could have a material adverse effect on our business plan and financial performance and we could be forced to delay or discontinue our product development, clinical trial or commercialization activities, delay or discontinue the approval efforts for any of our potential products, or potentially cease operations. In addition, we could be forced to reduce or forgo sales and marketing efforts and forgo attractive business opportunities.

Furthermore, if the assumptions underlying our estimated expenses are incorrect, we may have to raise additional capital sooner than anticipated. Because of numerous risks and uncertainties associated with the research and development and potential future commercialization of our product candidates, we are unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with our anticipated clinical trials and development activities. Our current estimates may be subject to change as circumstances regarding our business requirements evolve. We may decide to raise capital through public or private equity offerings and such financings may only be available on unattractive terms, resulting in significant dilution of stockholders’ interests and, in such event, the value and potential future market price of our Common Stock may decline. We may also decide to obtain debt financing or a bank credit facility or to enter into corporate collaboration and licensing arrangements. The sale of additional equity or debt securities, if convertible, could result in dilution to our current stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations or other future financing alternatives.

Our long-term liquidity depends upon our ability to raise additional capital, to fund our research and development and commercial programs and meet our obligations on a timely basis. We believe that we will continue to incur losses and negative cash flows from operating activities through the foreseeable future. As such, these conditions raise substantial doubt about our ability to continue as a going concern.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended
	September 30,
	2017	2016
Net cash used in operating activities	$(23,913,145)	$(14,655,295)
Net cash provided by (used in) investing activities	17,223,727	(4,721,900)
Net cash provided by financing activities	10,375,942	16,842,211
Net change in cash and cash equivalents	3,686,524	(2,534,984)

Cash and cash equivalents - beginning of period	9,914,867	10,440,959
Cash and cash equivalents - beginning of period	$13,601,391	$7,905,975

Net Cash Used in Operating Activities

The following table illustrates the primary components of our cash flows from operations:

	Nine Months Ended
	September 30,
	2017	2016
Net loss	$(30,776,173)	$(14,956,043)
Non-cash expenses, gains and losses	2,736,833	1,723,543
Changes in accounts receivable	(481,782)	(403,063)
Changes in inventories	(201,472)	(1,171,961)
Changes in prepaid expenses	(969,042)	(370,631)
Changes in accounts payable and accrued expenses	6,505,796	545,780
Other	(727,305)	(22,920)
Cash used in operations	$(23,913,145)	$(14,655,295)

Cash used in operations increased by $9.2 million, mainly due to the higher net loss, partially offset by larger increases in accounts payable and accrued expenses. The increase in accounts payable and accrued expenses in 2017 is primarily the result of the Biotest Transaction and the operations associated with the Boca Facility as we prepared to resume commercial production late in the third quarter of 2017. The increase in non-cash expenses in 2017 is mainly due to increased depreciation expense on property and equipment and amortization expense for intangible assets acquired in the Biotest Transaction (see Note 3 to the consolidated financial statements).

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $17.2 million for the nine months ended September 30, 2017, which reflects the $12.5 million cash received by us in connection with the acquisition of the Biotest Assets, and the redemptions of short-term investments in the amount of $5.4 million, partially offset by capital expenditures in the amount of $0.7 million. Our capital expenditures were mainly the result of the continued build out of our third ADMA BioCenters plasma collection facility. We expect our total capital expenditures will be between $1.0 million and $2.0 million for the remainder of fiscal 2017.

Net cash used in investing activities was $4.7 million for the nine months ended September 30, 2016, which was related to the purchase of short-term investments.

Net Cash Provided by Financing Activities

Net cash provided by financing activities totaled $10.4 million for the nine months ended September 30, 2017, consisting primarily of $15.0 million received from the issuance of the note payable to BPC, partially offset by repayments on the principal balances of our notes payable to Oxford in the amount of $4.4 million.

Net cash provided by financing activities totaled $16.8 million for the nine months ended September 30, 2016, which consisted primarily of $12.9 million of net proceeds received from the issuance of Common Stock during the second quarter of 2016 and $4.0 million received from Oxford during the second quarter of 2016.

Year Ended December 31, 2016

Net Cash Used in Operating Activities

Net cash used in operating activities was $18,268,973 for the year ended December 31, 2016. The net loss for this period was higher than net cash used in operating activities by $1,246,178, which was primarily attributable to stock-based compensation of $1,250,074, depreciation and amortization of $469,576 and amortization of debt discount of $676,943, offset by an increase of inventories of $1,574,373 related to collection and purchases of RSV plasma and normal source plasma, an increase in accounts payable of $476,826 and accrued expenses of $416,972 primarily related to fees associated to the Proposed Acquisition.

Net cash used in operating activities was $15,418,404 for the year ended December 31, 2015. The net loss for this period was higher than net cash used in operating activities by $2,551,526, which was primarily attributable to increases in inventories of $1,737,010 related to allocating additional plasma to inventory in preparation for commercial manufacturing activities anticipated in 2016, increased deferred revenue of $1,525,000 from a milestone payment received from BPC resulting from our BLA filing of RI-002, increases in accounts receivable of $540,507 related to sales of our normal source plasma, offset by stock-based compensation of $1,711,047, a loss on extinguishment of debt of $719,097 attributable to the refinancing of previous debt with a new venture debt lender and depreciation and amortization of $469,821.

Net Cash Used in Investing Activities

Net cash provided by investing activities was $904,583 for the year ended December 31, 2016, which was related to the purchases and redemptions of short-term investments of $977,993 and purchases of computers and equipment of $73,410, primarily related to our second plasma centers which received FDA approval in September 2015.

Net cash used in investing activities was $1,741,575 for the year ended December 31, 2015, which was related to the purchases and redemptions of short-term investments of $1,715,502 and $26,073 in purchases of computers and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities totaled $16,838,298 for the year ended December 31, 2016, which primarily consisted of $14,145,000 received from the issuance of Common Stock during the second quarter of 2016 offset by equity issuance costs of $1,244,459, proceeds of $4,000,000 received from Oxford during the second quarter of 2016, offset by payment of debt issue costs to Oxford of $47,104 in addition to amortization of our leasehold improvement loan for our ADMA BioCenters subsidiary.

Net cash provided by financing activities totaled $10,401,908 for the year ended December 31, 2015, which primarily consisted of $16,000,000 received from the loan from Oxford during the second quarter of 2015, and $10,257,380 received from the issuance of Common Stock during the first quarter of 2015, offset by the $15,300,781 related to the repayment of a pre-existing loan with Hercules Technology Growth Capital, Inc. (“Hercules”), prepayment premium to Hercules of $229,512, debt issue costs to Oxford of $228,065 and an end of term fee payment of $132,500 to Hercules in addition to amortization of our leasehold improvement loan for our ADMA BioCenters subsidiary.

Effect of Inflation

Inflation did not have a significant impact on our net sales, revenues or net loss in 2014, 2015 or 2016, or for the nine months ended September 30, 2017.

Recent Accounting Pronouncements

In May 2017, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standard Update (“ASU”) No. 2017-09, Modification Accounting for Share-Based Payment Arrangements, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. We do not expect this new guidance to have a material impact on our condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We adopted this standard in the second quarter of 2017 and the adoption of this standard did not have a material impact on our condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect this new guidance to have a material impact on our condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash, which clarifies guidance and presentation related to restricted cash in the statement of cash flows, including stating that restricted cash should be included within cash and cash equivalents in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted, and is to be applied retrospectively. We will adopt this standard in the fourth quarter of 2017, and it is not expected to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718), which provides for simplification of certain aspects of employee share-based payment accounting including income taxes, classification of awards as either equity or liabilities, accounting for forfeitures and classification on the statement of cash flows. We adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on our condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. ASU 2016-02 requires modified retrospective adoption for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. We are currently evaluating the impact that the standard may have on our condensed consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which includes amendments that require deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We adopted this standard in the second quarter of 2017. Because we carry a full valuation allowance against our deferred tax assets as of September 30, 2017 and December 31, 2016, adoption of this standard did not have a material impact on our condensed consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments, which includes amendments that require an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this ASU require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the changes to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this ASU require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date of the ASU with earlier application permitted for financial statements that have not yet been made available for issuance. We adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on our condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The standard requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). We adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on our condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In May 2014, the FASB issued new guidance related to revenue recognition, ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”), which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new guidance requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASC 606 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the current guidance. The new guidance becomes effective in calendar year 2018 and early adoption in calendar year 2017 is permitted. Two methods of adoption are permitted: (a) full retrospective adoption, meaning the standard is applied to all periods presented; or (b) modified retrospective adoption, meaning the cumulative effect of applying the new guidance is recognized at the date of initial application as an adjustment to the opening retained earnings balance.

In March 2016, April 2016 and December 2016, the FASB issued ASU No. 2016-08, Revenue From Contracts with Customers (ASC 606): Principal Versus Agent Considerations, ASU No. 2016-10, Revenue From Contracts with Customers (ASC 606): Identifying Performance Obligations and Licensing, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers, respectively, which further clarify the implementation guidance on principal versus agent considerations contained in ASU No. 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers, narrow-scope improvements and practical expedients which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition. These standards will be effective for the Company beginning in the first quarter of 2018. Early adoption is permitted.

We will adopt the new standard and related updates effective January 1, 2018, and we intend to use the modified retrospective method of adoption. We have undertaken an initial impact analysis, which includes reviewing the terms and conditions of our existing customer contracts and applying the five discrete criteria required for recognizing revenue as set forth in ASU 2014-09. Based upon our preliminary analysis undertaken through September 30, 2017, we currently do not expect the new revenue recognition guidance to have a material impact on our consolidated financial statements, and we expect to conclude such analysis by December 31, 2017. We continue to monitor additional changes, modifications, clarifications or interpretations being undertaken by the FASB, which may, in conjunction with the completion of our overall assessment of the new guidance, impact our current conclusions.

On April 5, 2012, the Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. We could be an emerging growth company until December 31, 2018, which is the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. As an “emerging growth company,” we may, under Section 7(a)(2)(B) of the Securities Act, delay adoption of new or revised accounting standards applicable to public companies until such standards would otherwise apply to private companies. We may take advantage of this extended transition period until the first to occur of the date that we (i) are no longer an “emerging growth company” or (ii) affirmatively and irrevocably opt out of this extended transition period. We have elected to take advantage of the benefits of this extended transition period. Our condensed consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a)(2)(B), upon issuance of a new or revised accounting standard that applies to our condensed consolidated financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. As an emerging growth company, we are also exempt from the requirement to have our independent auditors provide an attestation report on our internal control over financial reporting.

Critical Accounting Policies and Estimates

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate these estimates and assumptions, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

Some of the estimates and assumptions we have to make under GAAP require difficult, subjective and/or complex judgments about matters that are inherently uncertain and, as a result, actual results could differ from those estimates. Due to the estimation processes involved, the following summarized accounting policies and their application are considered to be critical to understanding our business operations, financial condition and results of operations.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the grantee’s requisite service period on a straight-line basis.

We account for stock options granted to non-employees on a fair value basis using the Black-Scholes option pricing method. The noncash charge to operations for non-employee options with vesting is revalued at the end of each reporting period based upon the change in the fair value of the options and amortized to consulting expense over the related contract service period.

For the purpose of valuing stock options granted to our employees, directors and officers, we used the Black-Scholes option pricing model. We granted options to purchase an aggregate of 1,942,595 and 100,984 shares of Common Stock during the nine months ended September 30, 2017 and 2016, respectively. To determine the risk-free interest rate, we utilized the U.S. Treasury yield curve in effect at the time of the grant with a term consistent with the expected term of our awards. The expected term of the options granted is in accordance with Staff Accounting Bulletins 107 and 110, which is based on the average between vesting terms and contractual terms. The expected dividend yield reflects our current and expected future policy for dividends on our Common Stock. The expected stock price volatility for our stock options was calculated by examining the pro rata historical volatilities for similar publicly traded industry peers and the trading history for our Common Stock. We will continue to analyze the expected stock price volatility and expected term assumptions and will adjust our Black-Scholes option pricing assumptions as appropriate.

Research and Development Costs

Our R&D costs are expensed as incurred, including costs associated with (i) planning and conducting clinical trials; (ii) drug product manufacturing for RI-002, including the cost of plasma, plasma storage and transportation costs; (iii) quality testing, validation, regulatory consulting and filing fees; and (iv) employees’ compensation expenses directly related to R&D activities.

Revenue Recognition

Depending on the agreement with the customer, revenue from the sale of human plasma collected by ADMA BioCenters is recognized at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Product revenue is recorded net of wholesaler chargebacks, contractual allowances and other discounts and is recognized at the time of delivery if we retain the risk of loss during shipment. Revenue from license fees and research and development services rendered are recognized as revenue when the performance obligations under the terms of the license agreement with Biotest have been completed.

Off-Balance Sheet Arrangements

None.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with our accountants on accounting or financial disclosure matters.

Directors, Executive Officers and Corporate Governance

The following table sets forth our directors and executive officers, their ages and the positions they hold:

Name	Age	Position
Adam S. Grossman	40	President and Chief Executive Officer, Director
Steven A. Elms	53	Chairman of the Board
Dr. Bernhard Ehmer	62	Director
Bryant E. Fong	44	Director
Dov A. Goldstein, M.D.	49	Director
Jerrold B. Grossman, D.P.S.	69	Founder and Vice Chairman
Lawrence P. Guiheen	66	Director
Eric I. Richman	56	Director
Brian Lenz	45	Vice President, Chief Financial Officer
James Mond, M.D., Ph.D.	71	Executive Vice President, Chief Scientific Officer and Chief Medical Officer

Adam S. Grossman – Founder, Director, President and Chief Executive Officer

Mr. Grossman has been a director of the Company since 2007, has served as the Company’s President and Chief Executive Officer since October 2011 and as the Company’s President and Chief Operating Officer between 2007 and October 2011.  Mr. Grossman has over 20 years of experience in the blood and plasma industry.  Prior to founding the Company, Mr. Grossman was the Executive Vice President of National Hospital Specialties and GenesisBPS, a position he held between 1994 and 2011.  He has experience in launching new products, building and managing national and international sales forces, managing clinical trials and completing numerous business development transactions.  Previously, he worked at MedImmune, Inc., where he worked on marketing teams for RSV and CMV immunoglobulins and at the American Red Cross, where he launched new products with the Biomedical Services division.  Mr. Grossman received a B.S. in Business Administration, with a specialization in International Business and Marketing, from American University.  Mr. Grossman is the son of Dr. Jerrold B. Grossman, our Vice Chairman. Mr. Grossman was chosen to serve on the Board because, as the Company’s Chief Executive Officer, he is able to provide the Board with critical insight into the day-to-day operations of the Company.

Steven A. Elms – Chairman

Mr. Elms has been a director of the Company since 2007.  Mr. Elms serves as a Managing Partner at Aisling Capital, which he joined in 2000.  Previously, he was a Principal in the Life Sciences Investment Banking Group of Hambrecht & Quist.  During his five years at Hambrecht & Quist, Mr. Elms was involved in over 60 financing and merger and acquisition transactions, helping clients raise in excess of $3.3 billion in capital.  Prior to joining Hambrecht & Quist, Mr. Elms traded mortgage-backed securities at Donaldson, Lufkin & Jenrette.  His previous healthcare sector experience includes over two years as a pharmaceutical sales representative for Marion Laboratories and two years as a consultant for The Wilkerson Group.  Mr. Elms currently serves on the boards of directors of Cidara Therapeutics, Inc., Loxo Oncology, Inc. and Pernix Therapeutics Holdings Inc.  Mr. Elms received a B.A. in Human Biology from Stanford University and an M.B.A. from Kellogg Graduate School of Management at Northwestern University.  Mr. Elms was chosen to serve on the Board because of his valuable experience in the investment banking industry, particularly with respect to strategic and financing transactions.

Dr. Bernhard Ehmer – Director

Dr. Ehmer, who became a director of the Company in June 2017, has served as the chairman of the board of management of Biotest since January 2015. Prior to joining Biotest, from 2008 to 2012, Dr. Ehmer served as the president of ImClone Systems Corporation, a wholly-owned subsidiary of Eli Lilly and Company, in the U.S., and as a managing director of ImClone Systems International in Germany, respectively. From 2007 to 2008, Dr. Ehmer served as the chief executive officer of Fresenius Biotech in Germany. From 2000 until 2005, Dr. Ehmer headed the Business Area Oncology of Merck KgaA, Darmstadt (“Merck KGaA”). From 1998 until 2000, Dr. Ehmer was the head of "Global Clinical Operations" at Merck KGaA. Between 1986 and 1998, Dr. Ehmer held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Dr. Ehmer holds a degree in medicine and worked in Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg with a focus on Cardiology/Intensive Care until he joined the pharmaceutical industry in 1986. Dr. Ehmer was chosen to serve on the Board because of his extensive experience in the plasma and pharmaceutical industries.

Bryant E. Fong – Director

Mr. Fong, who became a director of the Company in May 2012, has over 20 years of experience in the life sciences industry.  Mr. Fong is a founding Managing Director and General Partner at Biomark Capital Fund, a life sciences private equity firm formed in 2013.  Prior to Biomark Capital, Mr. Fong was a Managing Director and General Partner of Burrill & Company, where he spent almost 16 years investing in and managing investments in private and public companies in the biotechnology industry.  Some of Mr. Fong’s most notable investments include Pharmasset (VRUS), Novadaq Technologies (NVDQ), Galapagos (GLPG), Ceptaris Therapeutics and Ferrokin Biosciences.  In addition, Mr. Fong has played key roles in the formation of a number of portfolio companies including serving as Nora Therapeutic’s first president and founder and initial CEO of i2Dx.  Prior to joining Burrill & Company, Mr. Fong held positions as a research scientist with two early stage biotechnology companies located in the San Francisco Bay Area.  Mr. Fong currently serves on the boards of directors of a number of private life science companies.  Mr. Fong earned his B.S. with honors in Molecular and Cell Biology-Biochemistry from the University of California, Berkeley.  He was nominated by Biomark Capital to serve on the Board because of his extensive experience in the biotechnology industry.

Dov A. Goldstein, M.D. – Director

Dr. Goldstein has been a director of the Company since 2007. Dr. Goldstein has been the Chief Financial Officer at Schrödinger, LLC since October 2017. Dr. Goldstein served as a partner at Aisling Capital from 2008 to October 2017 and was employed as a principal at Aisling Capital from 2006 to 2008.  Dr. Goldstein served as the Chief Financial Officer of Loxo Oncology, Inc. between July 2014 and January 2015, and has been its acting Chief Financial Officer since January 2015.  From 2000 to 2005, Dr. Goldstein served as Chief Financial Officer of Vicuron Pharmaceuticals, Inc., which was acquired by Pfizer, Inc. in September 2005.  Prior to joining Vicuron, Dr. Goldstein was Director of Venture Analysis at HealthCare Ventures.  Dr. Goldstein also completed an internship in the Department of Medicine at Columbia-Presbyterian Hospital.  Dr. Goldstein serves as a director of Esperion Therapeutics, Inc.  Dr. Goldstein received a B.S. from Stanford University, an M.B.A. from Columbia Business School and an M.D. from Yale School of Medicine.  ADMA believes that Dr. Goldstein’s medical training and his experience in the biopharmaceutical industry as a venture capital investor, as an executive of Vicuron and a member of the boards of directors of other biopharmaceutical companies, as well as his valuable perspective on ADMA’s business, give him the qualifications and skills to serve as a director.

Jerrold B. Grossman, D.P.S. – Founder and Vice Chairman

Dr. Grossman has been a director of the Company since 2007 and has over 35 years of experience in the blood and plasma industry.  He served as the Chief Executive Officer of ADMA, on a part-time basis, between 2007 and October 2011.  He is the founder and Chief Executive Officer of Technomed, Inc. (formerly National Hospital Specialties), a wholesaler of specialty biological and pharmaceutical products, and has served as Chief Executive Officer of that company since 1980.  Additionally, Dr. Grossman is the founder and President of GenesisBPS, a medical device firm specializing in blood collection and processing equipment, and has served as President of that company since 1990.  Previously, he has held positions at the New York Blood Center, Immuno-U.S., Inc. and previously served as the Chairman of the Board of Bergen Community Blood Services.  Currently, Dr. Grossman is a member of the New Jersey Blood Bank Task Force and a founder and director of the New Jersey Association of Blood Bank Professionals.  He was a founder and former director of Pascack Bancorp, Inc. which was acquired by Lakeland Bancorp, Inc. in January 2016 and is currently a member of the Corporate Advisory Council of Lakeland Bancorp Inc.  Dr. Grossman has also provided consulting services to various government agencies and international organizations.  He received a B.A. in Economics and Finance from Fairleigh Dickinson University, an M.B.A. from Fairleigh Dickinson University, and his D.P.S. in Business Management from Pace University.  Dr. Grossman is the father of Adam S. Grossman, our President and Chief Executive Officer.  He was chosen to serve on the Board because of his role as our founder and past CEO, as well as his more than 35 years of experience serving a variety of companies and associations in the blood and plasma industry.

Lawrence P. Guiheen – Director

Mr. Guiheen, who became a director of the Company in July 2012, has over 25 years of experience in the blood and plasma industry.  Since July 2013, Mr. Guiheen has been Chief Commercial Officer of Kedrion BioPharma, Inc., based in Barga, Italy and Fort Lee, New Jersey.  Kedrion markets therapies globally for hemophilia, hemolytic disease of the newborn, immune and neurological disorders.  Prior to July 2013, Mr. Guiheen was principal of Guiheen and Associates, a consulting group that specialized in biopharmaceutical, pharmaceutical and medical device commercialization.  Before July 2011, Mr. Guiheen was with Baxter Healthcare Corporation for over 30 years.  Most recently he held the positions of General Manager Global Hemophilia Franchise (from December 2010), President of Global BioPharmaceuticals for Baxter Healthcare’s BioScience Division (March 2010 - December 2010) and President of BioPharmaceuticals US (January 2004 - March 2010).  Mr. Guiheen had been a member of the BioScience Senior Management Team for over 14 years and has extensive experience leading global and domestic commercial organizations in the plasma and recombinant therapies.  Mr. Guiheen is past Chairman of the Global Board of Directors for the Plasma Proteins Therapeutics Association (PPTA) and a past member of the Board of Directors of California Healthcare Institute (CHI).  Mr. Guiheen holds a Bachelor of Arts degree in business administration from Rutgers University.  Mr. Guiheen was chosen to serve on the Board because of his extensive experience in the plasma and pharmaceutical industries.

Eric I. Richman – Director

Mr. Richman has been a director of the Company since 2007.  Mr. Richman served as the President and Chief Executive Officer of PharmAthene, Inc. between October 2010 and March 2015.  He served as the President and interim Chief Executive Officer of PharmAthene between May and October 2010, as President and Chief Operating Officer between March and May 2010 and as Senior Vice President, Business Development and Strategic Planning between August 2003 and March 2010.  He has also served on PharmAthene’s board of directors since May 2010.  Prior to joining PharmAthene, Mr. Richman held various commercial and strategic positions of increasing responsibility over a 12 year period at MedImmune, Inc. from its inception and was Director, International Commercialization at that company.  Mr. Richman served as director of Lev Pharmaceuticals and Chairman of its Commercialization Committee and served as a director of American Bank.  Mr. Richman received a Bachelor of Science in Biomedical Science from the Sophie Davis School of Biomedical Education and a Master of Business Administration from the American Graduate School of International Management.  Mr. Richman was chosen to serve on the Board because of his experience in the development and commercialization of plasma-derived products and experience as an executive officer of PharmAthene.

Brian Lenz - Vice President, Chief Financial Officer

Mr. Lenz joined the Company as its Vice President and Chief Financial Officer in May 2012.  Mr. Lenz was previously employed by CorMedix Inc., a developmental-stage pharmaceutical and medical device company, where he held the position of Chief Financial Officer from February 2010 and Chief Operating Officer and Chief Financial Officer from January 2012 to May 2012.  Prior to joining CorMedix, Mr. Lenz was the Chief Financial Officer of Arno Therapeutics from July 2008 to February 2010, the Chief Financial Officer of VioQuest Pharmaceuticals from April 2004 to June 2008, the Controller of Chiral Quest, Inc., a subsidiary of VioQuest Pharmaceuticals, from October 2003 to March 2004, the Controller of Smiths Detection from July 2000 to October 2003, and a senior auditor at KPMG LLP from October 1998 to July 2000.  Mr. Lenz received a B.S. from Rider University; an M.B.A. from Saint Joseph’s University and is a licensed Certified Public Accountant.

James Mond, M.D., Ph.D. - Executive Vice President, Chief Scientific Officer and Chief Medical Officer

Dr. Mond joined the Company as the Executive Vice President, Chief Scientific Officer and Chief Medical Officer in July 2012.  Dr. Mond was most recently Chief Scientific Officer and Executive Vice President at Biosynexus, where he was responsible for the preclinical and clinical development of three drug candidates from December 1999 through June 2011.  Biosynexus engaged in immunological and non-immunologic approaches to treat and prevent staphylococcus infections.  Dr. Mond also functioned as its Chief Medical Officer and had involvement with the Food and Drug Administration in designing clinical studies.  While at Biosynexus, Dr. Mond served as Chief Medical Officer for a Phase III clinical trial that was run in 93 neonatal intensive care units in Europe and North America.  Prior to that time, he was professor of Medicine, Rheumatology and Immunology at the Uniformed Services University of the Health Sciences in Bethesda, Maryland, actively practicing internal medicine, rheumatology and teaching medical students.  Dr. Mond’s laboratory invented a vaccine technology that was licensed to GlaxoSmithKline and is currently the basis of a number of pediatric vaccines that are commercialized globally.  Dr. Mond also led the laboratory of Immunology at the Uniformed Services University of the Health Sciences and authored 168 papers published in peer reviewed scientific journals and 20 invited articles and book chapters.  He has over 20 issued patents in the area of vaccines.  Dr. Mond received his M.D and Ph.D. from the New York University Medical School.

Family Relationships

Other than with respect to Dr. Jerrold B. Grossman, who is the father of Adam S. Grossman, our President and Chief Executive Officer and a director, there are no family relationships among any of our directors, nominees for director and executive officers.

Audit Committee Financial Expert

The members of our Audit Committee are Eric I. Richman (Chairman), Lawrence P. Guiheen and Bryant E. Fong.  The composition and responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable rules of the Securities and Exchange Commission for corporate audit committees and the listing requirements of Nasdaq.  Our Board has determined that each Audit Committee member meets the definition of an independent director as defined by the applicable Nasdaq listing standards and the additional independence criteria for members of audit committees specified in the Nasdaq listing standards and Rule 10A-3 under the Exchange Act.  Our Board has determined that Mr. Richman, the chairman of the Audit Committee, qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

Code of Ethics

We are committed to quality, innovation and above all, ethical professional conduct.  Our Code of Ethics and Business Conduct Standards (the “Code”) applies to all directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and contains the general guidelines for conducting the business of the Company and its subsidiaries and affiliates.

It is the policy of the Company to conduct its business in a matter that meets the highest ethical and moral standards to comply strictly with all laws and regulations governing its operations.  The overall purpose of the Code is to ensure compliance of general guidelines for conducting the business of the Company consistent with the understanding of Company personnel of the Company’s standards of ethical business practices, laws, rules and regulations.  The Code includes provisions relating to compliance with all laws and regulations governing its operations, compliance with Regulation FD promulgated under the Exchange Act, conduct regarding business activity (including conflicts of interest, corporate opportunities, loans, gratuities, gifts and favors, insider trading and tipping, communications, acting in the best interest of the Company and nondisparagement, confidentiality, fair dealing, antitrust matters, accuracy of company records and financial representations, record retention, and the Company’s commitment to providing a safe, orderly, diverse and tolerant work environment that is free of any discrimination or harassment ), conduct regarding outside activity (including responsible citizenship and political activity), conduct regarding the Company’s facilities and property (including professional and personal use of the Company’s information systems and assets), waivers of the Code, administration of the Code (including distribution, the role of supervisors and officers and oversight by the Board) and encouraging contact with the Company’s Corporate Compliance Officer or supervisors with respect to seeking guidance, reporting and investigation of suspected violations.

All of our directors, officers and employees are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.  The Company has posted the Code, and will post any amendments to the Code, as well as any waivers that are required to be disclosed by the rules of the SEC, on the Company’s website at www.admabiologics.com.

Executive Compensation

Summary Compensation Table

The following table sets forth, for the periods indicated, all of the compensation awarded to, earned by or paid to (i) each individual serving as the Company’s principal executive officer during the last completed fiscal year; and (ii) each other individual who served as an executive officer at the conclusion of the fiscal year ended December 31, 2016 and who received in excess of $100,000 in compensation during such fiscal year (collectively referred to as the “named executive officers”).

Name and Principal Position	Year	Salary	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Other Compensation (3)	Total
Adam S. Grossman	2016	$492,757	$51,847	$86,250	$7,950	$638,804
Director, President and Chief Executive Officer (4)	2015	$477,000	$547,900	$212,400	$7,950	$1,245,250

Dr. James Mond	2016	$360,177	$20,606	$55,612	$7,950	$444,345
Executive Vice President, Chief Scientific Officer and Chief Medical Officer (5)	2015	$349,801	$258,800	$122,500	$7,950	$739,051

Brian Lenz	2016	$360,177	$17,553	$86,556	$7,950	$472,236
Vice President and Chief Financial Officer (6)	2015	$346,896	$216,100	$122,500	$7,950	$693,446

(1) The amount reflected in the table represents the aggregate grant-date fair value of options computed in accordance with FASB ASC Topic 718 (formerly FAS 123R).  We estimate the fair value of each option on the grant date using the Black-Scholes model with the following assumptions:  To determine the risk-free interest rate, we utilized the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected term of our awards.  The expected term of the options granted is in accordance with Staff Accounting Bulletin 107 which is based on the average between vesting term and contractual term.  The expected dividend yield reflects our current and expected future policy for dividends on our common stock.  The expected stock price volatility for our stock options was calculated by examining a pro rata percentage of historical volatilities for similar publicly traded industry peers, along with the trading history for our Common Stock.  We will continue to analyze the expected stock price volatility and expected term assumptions.  We have not experienced any material forfeitures of stock options and as such, have not established a forfeiture rate.  Since the stock options currently outstanding are primarily held by our senior management and directors, we will continue to evaluate the effects of such future potential forfeitures, as they may arise, to evaluate our estimated forfeiture rate.  The material terms of the options held are described in the footnotes to the Outstanding Equity Awards at Fiscal-Year End table.

(2) Reflects annual bonuses for 2016, which were paid in March 2017, and annual bonuses for 2015, which were paid in February 2016.  Annual bonuses are determined based on the target bonuses established in each named executive officers’ employment agreement (described below), subject to achievement of pre-established performance goals.

(3) Other compensation consists entirely of employer contributions to employee accounts under our 401(k) plan in which our employees are entitled to participate.  Such amounts were earned for services performed in the prior year.

(4) Mr. Grossman has served as our President and Chief Executive Officer since October 2011.

(5) Dr. Mond has served as our Executive Vice President, Chief Scientific Officer and Chief Medical Officer since July 2012.

(6) Mr. Lenz has served as our Vice President and Chief Financial Officer since May 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options held by each of the named executive officers as of December 31, 2016.

Option Awards

(Number of Securities Underlying Unexercised Options)

Name	Number of Shares Underlying Exercisable Options	Number of Shares Underlying Unexercisable Options (1)	Option Exercise Price	Option Expiration Date

Adam S. Grossman	42,021	—	$2.68	7/16/2017
Director, President and Chief Executive Officer	269,410	—	$7.56	2/13/2022
	70,343	28,966	$8.50	2/21/2024
	28,750	31,250	$10.80	1/30/2025
	11,812	28,688	$9.37	10/9/2025
	—	16,984	$5.96	1/28/2026

Dr. James Mond	134,705	—	$7.56	7/18/2022
Executive Vice President, Chief Scientific Officer and Chief Medical Officer	20,960	8,631	$8.50	2/21/2024
	10,541	11,459	$10.80	1/30/2025
	7,875	19,125	$9.37	10/9/2025
	—	6,750	$5.96	1/28/2026

Brian Lenz	84,190	—	$7.56	5/1/2022
Vice President and Chief Financial Officer	27,647	11,385	$8.50	2/21/2024
	8,625	9,375	$10.80	1/30/2025
	6,708	16,292	$9.37	10/9/2025
	—	5,750	$5.96	1/28/2026

(1) With respect to option grants that have unvested options outstanding, each option grant vests over four years, with 25% vesting on the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments over the following 36 months of continued employment, subject to accelerated vesting upon certain terminations of employment in connection with a change in control (as described below under “Agreements with Executive Officers”).

Agreements with Executive Officers

President and Chief Executive Officer

On January 28, 2016, the Company entered into an amended and restated employment agreement with our President and Chief Executive Officer, Adam S. Grossman, for an initial term of three years, with automatic three year renewal periods unless notice is provided 90 days in advance of the expiration of the then-current term.  The amended and restated employment agreement provides that Mr. Grossman is (i) entitled to a base salary of $480,000 annually, (ii) eligible for an annual cash bonus with a target equal to 50% of Mr. Grossman’s base salary, based upon the attainment of certain performance objectives mutually agreed to by the Board and Mr. Grossman; and (iii) eligible to participate in our standard benefits package.  Mr. Grossman’s amended and restated employment agreement further provides, in the event (i) that Mr. Grossman is terminated by the Company “without cause” (as such term is defined under the amended and restated agreement), (ii) that Mr. Grossman resigns for “good reason” (as such term is defined under the amended and restated agreement), or (iii) of any termination resulting from a “change of control” (as such term is defined under the amended and restated agreement) in which the existing employment agreement is not assumed by the successor to the Company, he would be entitled to (in addition to any accrued but unpaid benefits) (A) a severance payment equal to one year of base salary plus “target bonus” (as such term is defined under the amended and restated agreement) payable in 12 monthly, equal installments after termination or, if such termination is immediately preceding or within two years following a change of control, a severance payment equal to 18 months’ base salary plus one and a half times the “target bonus” payable in a lump sum, (B) prior year target bonus (if unpaid), and (C) accelerated vesting of stock options granted to Mr. Grossman on January 28, 2016, as described in the following sentence.  If Mr. Grossman (x) is terminated “without cause” or Mr. Grossman resigns for “good reason,” in either case immediately preceding or within two years after a “change in control,” such stock options will accelerate in full, and (y) is terminated “without cause” or Mr. Grossman resigns for “good reason” (or if Mr. Grossman dies or become disabled), and clause (x) does not apply, the portion of such stock options that would have vested on or before the first anniversary of such termination had Mr. Grossman remained employed will accelerate.  Furthermore, any payments, awards, benefits or distributions due to Mr. Grossman under the amended and restated agreement as a result of a transaction described in Section 280G(b)(2)(A)(i) of the Code, may be subject to a cutback as set forth in the amended and restated agreement.

On June 6, 2017, the Board, upon the recommendation of the Compensation Committee, also approved, contingent upon the closing of the Biotest transaction, the amendment of Mr. Grossman’s amended and restated employment agreement to increase the annual bonus payment amount from up to 50% of his current salary to up to 55% of his current salary. As of November 8, 2017, this amendment had not yet been entered into between the Company and Mr. Grossman.

The amended and restated employment agreement also contains a mutual nondisparagement covenant and customary noncompetition, nonsolicitation, confidentiality, and intellectual property covenants.

Executive Vice President, Chief Scientific Officer and Chief Medical Officer

On January 28, 2016, the Company entered into amended and restated employment agreement with our Executive Vice President, Chief Scientific Officer and Chief Medical Officer, James Mond, M.D., Ph.D., for an initial term of three years, with automatic three year renewal periods unless notice is provided 90 days in advance of the expiration of the then-current term.  The amended and restated employment agreement provides that Dr. Mond is (i) entitled to a base salary of $350,000 annually, (ii) eligible for annual bonus payments of up to 35% of his then-current base salary, based upon the achievement of certain milestones as mutually agreed by our President and Chief Executive Officer and Dr. Mond and approved by the Company’s Compensation Committee (the “Compensation Committee”), and (iii) eligible to participate in our standard benefits package.

Pursuant to the amended and restated agreement, if a “change in control” (as such term is defined under the amended and restated agreement) occurs and the successor to the Company does not assume the amended and restated agreement or, within 12 months following such change in control, Dr. Mond is terminated “without cause” (as such term is defined under the amended and restated agreement) or Dr. Mond resigns for “good reason” (as such term is defined under the amended and restated agreement), Dr. Mond would be entitled to (in addition to any accrued but unpaid benefits) (i) continued base salary and health insurance and welfare benefits for a period of 12 months (except that such health insurance and welfare benefit continuation will cease if Dr. Mond begins regular, full-time employment with another employer and is eligible to commence benefits coverage with such employer), (ii) the annual bonus for the period ending December 31 in which such termination or resignation occurs, and (iii) accelerated vesting of all stock options granted to him prior to or after the date of the amended and restated agreement.  (If the Company terminates Dr. Mond “without cause” or Dr. Mond terminates his employment for “good reason,” in each case absent a “change in control,” Dr. Mond would receive only the payments described in clause (i) for a period of six months following the date of such termination.)  If Dr. Mond is terminated as a result of his death, Dr. Mond’s estate would continue to receive his base salary for 60 days following such termination.  Furthermore, any payments, awards, benefits or distributions due to Dr. Mond under the amended and restated agreement as a result of a transaction described in Section 280G(b)(2)(A)(i) of the Code, may be subject to a cutback as set forth in the amended and restated agreement.

On June 6, 2017, the Board, upon the recommendation of the Compensation Committee, also approved, contingent upon the closing of the Biotest transaction, the amendment of Dr. Mond’s amended and restated employment agreement to (i) increase the annual bonus payment amount from up to 35% of his current salary to up to 40% of his current salary, and (ii) increase the severance compensation payable in the event that Dr. Mond’s employment is terminated for “Good Reason” or by the Company without “Cause” (each as defined in the amended and restated employment agreement) from six months to nine months from the date of termination. As of November 8, 2017, this amendment had not yet been entered into between the Company and Dr. Mond.

The amended and restated employment agreement also contains a mutual nondisparagement covenant and customary noncompetition, nonsolicitation, confidentiality, and intellectual property covenants.

Vice President and Chief Financial Officer

On January 28, 2016, the Company entered into an amended and restated employment agreement with our Vice President and Chief Financial Officer, Mr. Lenz, for an initial term of three years, with automatic three year renewal periods unless notice is provided 90 days in advance of the expiration of the then-current term.  The amended and restated employment agreement provides that Mr. Lenz is (i) entitled to a base salary of $350,000 annually, (ii) eligible for annual bonus payments of up to 35% of his then-current base salary, based upon the achievement of certain milestones as mutually agreed by our President and Chief Executive Officer and Mr. Lenz and approved by the Compensation Committee, (iii) eligible to participate in our standard benefits package, and (iv) entitled to reimbursement for expenses associated with the maintenance of his CPA license and customary continuing professional education courses.

Pursuant to the amended and restated agreement, if a “change in control” (as such term is defined under the amended and restated agreement) occurs and the successor to the Company does not assume the amended and restated agreement or, within 12 months following such change in control, Mr. Lenz is terminated “without cause” (as such term is defined under the amended and restated agreement) or Mr. Lenz resigns for “good reason” (as such term is defined under the amended and restated agreement), Mr. Lenz would be entitled to (in addition to any accrued but unpaid benefits) (i) continued base salary and health insurance and welfare benefits for a period of 12 months (except that such health insurance and welfare benefit continuation will cease if Mr. Lenz begins regular, full-time employment with another employer and is eligible to commence benefits coverage with such employer), (ii) the annual bonus for the period ending December 31 in which such termination or resignation occurs, and (iii) accelerated vesting of all stock options granted to him prior to or after the date of the amended and restated agreement.  (If the Company terminates Mr. Lenz “without cause” or Mr. Lenz terminates his employment for “good reason,” in each case absent a “change in control,” Mr. Lenz would receive only the payments described in clause (i) for a period of six months following the date of such termination.)  If Mr. Lenz is terminated as a result of his death, Mr. Lenz’s estate would continue to receive his base salary for 60 days following such termination.  Furthermore, any payments, awards, benefits or distributions due to Mr. Lenz under the amended and restated agreement as a result of a transaction described in Section 280G(b)(2)(A)(i) of the Code, may be subject to a cutback as set forth in the amended and restated agreement.

On June 6, 2017, the Board, upon the recommendation of the Compensation Committee, also approved, contingent upon the closing of the Biotest transaction, the amendment of Mr. Lenz’s amended and restated employment agreement to (i) increase the annual bonus payment amount from up to 35% of his current salary to up to 40% of his current salary, and (ii) increase the severance compensation payable in the event that Mr. Lenz’s employment is terminated for “Good Reason” or by the Company without “Cause” (each as defined in the amended and restated employment agreement) from six months to nine months from the date of termination. As of November 8, 2017, this amendment had not yet been entered into between the Company and Mr. Lenz.

The amended and restated employment agreement also contains a mutual nondisparagement covenant and customary noncompetition, nonsolicitation, confidentiality, and intellectual property covenants.

Director Compensation

The following table sets forth the compensation paid to non-executive directors for the year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($) (2) (3)	Total ($)
Steven A. Elms (4)	64,000	26,411	90,411
Jerrold B. Grossman, D.P.S.	64,000	26,411	90,411
Dov A. Goldstein, M.D. (4)	44,000	26,411	70,411
Eric I. Richman	58,000	26,411	84,411
Bryant E. Fong (5)	51,000	26,411	77,411
Lawrence P. Guiheen	52,000	26,411	78,411

(1) The amounts reflected in this column represent the cash fees earned by non-executive directors for services during 2016.  Fees earned are based on membership on the Board, committee membership and committee leadership positions.  Please refer to our general policy on compensation of the members of our Board below in the section entitled “General Policy Regarding Compensation of Directors.”

(2) The amounts in this column represent the aggregate grant date fair value for stock option awards issued during 2016 computed in accordance with FASB ASC Topic 718.  Please see footnote (2) to the Summary Compensation Table below for relevant assumptions made.  As of December 31, 2016, the aggregate number of option awards outstanding (vested and unvested) for Mr. Elms was 43,837, for Dr. Grossman was 108,861, for Dr. Goldstein was 43,837, for Mr. Richman was 68,144, for Mr. Fong was 43,837 and for Mr. Guiheen was 43,837.  These options vest in equal monthly installments over a 24-month period following the date of grant.

(3) On January 28, 2016, the Company issued to each non-executive director an option to purchase 9,000 shares of the Company’s Common Stock.  Each option granted to such non-executive directors has an exercise price of $5.96, the closing price of the Company’s Common Stock on Nasdaq on January 28, 2016, and vests in 24 equal monthly installments, becoming fully vested on the second anniversary of the date of grant. Each option shall terminate on the earlier of (i) February 14, 2027 and (ii) the first anniversary of such director’s ceasing to serve on the Board.

(4) Board fees and option grants paid to Mr. Elms and Dr. Goldstein were assigned to Aisling.

(5) Board fees and option grants paid to Mr. Fong were assigned to Biomark.

General Policy Regarding Compensation of Directors

Pursuant to a Board-approved compensation program, in 2016, each director of the Company was paid an annual cash retainer of $34,000.  The Chairman and Vice-Chairman were each paid an additional fee of $30,000.  The Chairman of the Audit Committee, the Chairman of the Compensation Committee and the Chairman of the Governance and Nominations Committee were each paid $15,000, $10,000 and $10,000, respectively.  Members of the Audit Committee, the Compensation Committee and the Governance and Nominations Committee were each paid a retainer of $8,000, $5,000 and $4,000, respectively.

On February 14, 2017, the Board approved a Board compensation program pursuant to which each director of the Company will be paid an annual cash retainer of $35,020.  The Chairman and Vice-Chairman will each be paid an additional fee of $30,900.  The Chairman of the Audit Committee, the Chairman of the Compensation Committee and the Chairman of the Governance and Nominations Committee will each be paid $15,450, $10,300 and $10,300, respectively.  Members of the Audit Committee, the Compensation Committee and the Governance and Nominations Committee will each be paid a retainer of $8,240, $5,150 and $4,120, respectively.  The Company will disburse to each member of the Board 50% of each member’s annual Board and Committee fees on January 1 and the remaining 50% on July 1 of each year.

Option grant awards to non-employee directors are determined by the Board in its sole, good faith discretion.  On February 14, 2017, the Compensation Committee, after consultation with a compensation consultant, recommended to the Board, and the Board approved, the grant of options to purchase 10,000 shares of Common Stock to each of its non-executive directors.  Each option granted to such non-executive directors has an exercise price of $5.00, the closing price of the Company’s Common Stock on Nasdaq on January 28, 2016, and vests in 24 equal monthly installments, becoming fully vested on the second anniversary of the date of grant.  Each option shall terminate on the earlier of (i) February 14, 2027 and (ii) the first anniversary of such director’s ceasing to serve on the Board. Additionally, on June 6, 2017, the Board, upon the recommendation of the Compensation Committee, also approved, contingent and effective upon the closing of the Biotest transaction, the grant of stock options to purchase shares of the Company’s Common Stock, in the following amounts: (i) 583,224 option shares were approved for grant to Mr. Grossman; (ii) 118,861 option shares were approved for grant to Dr. Grossman; (iii) 78,144 option shares were approved for grant to Mr. Richman; and (iv) 53,837 option shares were approved for grant to each of Mr. Elms, Dr. Goldstein, Mr. Fong and Mr. Guiheen. Each option share has an exercise price equal to $3.66, the fair market value of the Common Stock as determined by the closing price of the Common Stock on the Nasdaq Stock Market on June 6, 2017. Additionally, the options granted to each director shall each vest in equal monthly installments over 24 months, except the option grant to Mr. Grossman which shall vest over four years with 25% vesting on the one year anniversary of the date of grant and the remaining 75% vesting monthly in equal installments over the next three years.

Retirement Benefits

The only retirement benefit that the Company offers is our 401(k) plan, which is available to all employees.  The Company currently provides a 3% match on an employee’s contributions to the plan, up to the applicable limit set forth in the Internal Revenue Code.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of our Common Stock as of November 8, 2017, except as noted below, by:

•	each of our directors;

•	each of our named executive officers (as defined in Item 402(m)(2) of Regulation S-K);

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our Common Stock; and

•	all of our directors and executive officers as a group.

Shares of our Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of November 8, 2017 are deemed to be beneficially owned and outstanding for purposes of computing the share ownership and percentage of the person holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other person.  Except as indicated in the footnotes below, each holder listed below possesses sole voting and investment power with respect to their shares and such holder’s address is c/o ADMA Biologics, Inc., 465 State Route 17 South, Ramsey, New Jersey 07446.  An asterisk (*) denotes less than 1%.  The information is not necessarily indicative of beneficial ownership for any other purpose. Percentage ownership calculations for beneficial ownership are based on 17,202,244 shares of Common Stock outstanding and 8,591,160 shares of Non-Voting Common Stock outstanding as of November 8, 2017.  This table does not give effect to any transactions by any of the persons below that have occurred after November 8, 2017.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent (1)

Dr. Jerrold B. Grossman (2)	214,514	*
Adam S. Grossman (3)	1,289,969	4.92%
Steven A. Elms (4)	3,671,501	14.20%
Dov A. Goldstein, M.D. (5)	8,313	*
Eric I. Richman (6)	98,227	*
Bryant E. Fong (7)	1,496,634	5.79%
Lawrence P. Guiheen (8)	69,330	*
Brian Lenz (9)	158,433	*
James Mond, M.D., Ph.D. (10)	200,352	*
Dr. Bernhard Ehmer	—	—
All directors and executive officers as a group (10 persons)	7,207,273	26.73%

Owners of more than 5% of our Common Stock
Biotest Pharmaceuticals Corporation (11)	12,886,740	49.96%
Aisling Capital II LP (12)	3,726,518	14.38%
Biomark Capital Fund IV LP (13)	1,496,634	5.79%

* Less than 1%.

___________

(1) Based on 17,202,244 shares of Common Stock outstanding and 8,591,160 shares of Non-Voting Common Stock outstanding.

(2) Includes 38,294 shares owned by the Genesis Foundation (“Genesis”).  Dr. Grossman is the President of Genesis.  Also includes options to purchase 99,134 shares of Common Stock but does not include options to purchase 90,403 shares of Common Stock, which have not vested and will not vest within 60 days.

(3) Includes 580,957 shares are owned by Hariden, LLC (“Hariden”) and 259,000 shares owned by Areth.  Mr. Grossman is the managing member of Hariden and a control person of Areth.  Also includes options to purchase 438,406 shares of Common Stock but does not include options to purchase 686,021 shares of Common Stock which have not vested and will not vest within 60 days.

(4) Amount includes options to purchase 63,330 shares Mr. Elms for the benefit of Aisling, but does not include options to purchase 44,344 shares of Common Stock which have not vested and will not vest within 60 days, which are also held for the benefit of Aisling.  Mr. Elms is Aisling’s designee for nomination to the Company’s Board.  As a Managing Member of Aisling Partners, a control person of Aisling (see footnote 13), and as a member of the six member investment committee of Aisling’s General Partner, Mr. Elms may be deemed to be the beneficial owner of shares of Common Stock owned of record by Aisling.  The address for Mr. Elms is 888 Seventh Avenue, 12th Floor, New York, New York 10106.

(5) Amount includes options to purchase 8,313 shares held by Dr. Goldstein, but does not include options to purchase 44,344 shares of Common Stock which have not vested and will not vest within 60 days, and does not include vested options to purchase 55,017 shares of Common Stock which are held for the benefit of Aisling, where Dr. Goldstein served as a partner from 2008 to October 2017. The address for Dr. Goldstein is c/o Schrödinger, LLC, 120 West 45th Street, 17th Floor, New York, New York 10036.

(6) Amount includes options to purchase 91,927 shares of Common Stock but does not include options to purchase 61,561 shares of Common Stock which have not vested and will not vest within 60 days.

(7) Amount includes options to purchase 63,330 shares (and excludes options to purchase 44,344 shares, which have not vested and will not vest within 60 days) held for the benefit of Biomark.  Mr. Fong is Biomark’s designee for nomination to the Company’s Board.  Mr. Fong is a founding Managing Director and General Partner at Biomark.  The address for Mr. Fong is c/o Biomark Capital Fund IV GP LLC, 537 Steamboat Rd., Suite 200, Greenwich, Connecticut 06830.

(8) Amount includes options to purchase 63,330 shares, does not include options to purchase 44,344 shares which have not vested and will not vest within 60 days, and includes 1,000 shares held beneficially by the Guiheen Trust.  Mr. Guiheen is joint trustee of the Guiheen Trust.

(9) Amount includes options to purchase 149,933 shares, but does not include options to purchase 235,011 shares which have not vested and will not vest within 60 days.

(10) Amount includes options to purchase 196,963 shares, but does not include options to purchase 288,129 shares, which have not vested and will not vest within 60 days.

(11) The address of BPC is 901 Yamato Rd., Suite 101, Boca Raton, Florida 33431.

(12) The shares directly held by Aisling are deemed to be beneficially owned by Aisling Capital Partners, LP (“Aisling GP”), as general partner of Aisling, and Aisling Capital Partners, LLC (“Aisling Partners”), as general partner of Aisling GP, and may be deemed to be beneficially owned by each of the individual managing members of Aisling Partners.  The individual managing members (collectively, the “Aisling Managers”) of Aisling Partners are Dr. Andrew Schiff, Mr. Elms and Mr. Dennis Purcell.  Aisling GP, Aisling Partners, and the Aisling Managers may share voting and dispositive power over the shares owned of record by Aisling. The address for Aisling GP, Aisling Partners, and the Aisling Managers is 888 Seventh Avenue, 12th Floor, New York, New York 10106.  The information in the preceding sentences is based on Aisling’s Schedule 13D/A filed with the SEC on January 25, 2017.  Amount includes options to purchase an aggregate of 118,347 shares held by Mr. Elms and Dr. Goldstein for the benefit of Aisling, but does not include options to purchase 44,344 shares held by Mr. Elms for the benefit of Aisling, which have not vested and will not vest within 60 days.  Also see footnotes 4 and 5.

(13) The shares directly held by Biomark are deemed to be beneficially owned by Biomark Capital Fund IV GP LLC (“Biomark GP”), and each of the individual managing directors of Biomark GP.  The individual managing director (the “Biomark Manager”) of Biomark GP, who is a member of the investment committee of Biomark GP, is David S. Wetherell.  Biomark GP and the Manager may share voting and dispositive power over the shares owned of record by Biomark.  The address for Biomark GP and the Managers is c/o Biomark Capital Fund IV GP LLC, 537 Steamboat Rd., Suite 200, Greenwich, Connecticut 06830.  The information in the preceding sentences is based on Biomark’s Schedule 13D/A filed with the SEC on January 30, 2017. Amount includes options to purchase 63,330 shares of Common Stock held by Mr. Fong for the benefit of Biomark, but does not include options to purchase 44,344 shares held by Mr. Fong for the benefit of Biomark, which have not vested and will not vest within 60 days.  Also see footnote 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our Board is responsible for reviewing and approving all material transactions with any related party on a continuing basis.  Related parties can include any of our directors or officers, holders of 5% or more of our voting securities and their immediate family members.  We may not enter into a related person transaction unless our Board has reviewed and approved such transaction.  We believe the transactions set forth below were executed on terms no less favorable to us than we could have obtained from unaffiliated third parties.

See “Executive Compensation” above for a discussion of director compensation, executive compensation and our named executive officers’ employment agreements.

This Offering

Biotest AG and BPC have contractually committed to purchase up to an aggregate amount of $12.5 million of shares of Common Stock in this Offering, on a pro-rata basis, at the public offering price. In addition, certain of our other existing stockholders have also indicated an interest in purchasing shares of Common Stock in this Offering at the public offering price. Not all of these indications of interests are binding agreements or commitments to purchase, and thus certain parties may elect not to purchase shares of Common Stock in this Offering. Raymond James & Associates, Inc. will receive an underwriting discount and commission of 4.0% on the sale of shares of Common Stock to these existing stockholders.

2016 Offering

In connection with the Company’s April 2016 public offering of its Common Stock (the “2016 Offering”), on May 3, 2016: (i) Adam S. Grossman purchased 200,000 shares of Common Stock of the Company through an entity he controls, (ii) Dr. Jerrold B. Grossman purchased 45,770 shares of Common Stock of the Company through an entity he controls, (iii) Brian Lenz purchased 2,500 shares of Common Stock of the Company, and (iv) Dr. James Mond purchased 770 shares of Common Stock of the Company, all at the public offering price of $6.50 (collectively, the “Purchases”). On April 22, 2016, the Board approved a waiver of the Company’s Code of Conduct and Ethics, related to its Insider Trading Compliance Program, to allow for the Purchases in the 2016 Offering by the above individuals.

Shared Services Agreement and Other Arrangements

Our headquarters are located in approximately 4,200 square feet of space at 465 State Route 17 South, Ramsey, New Jersey. Currently we operate under a Shared Services Agreement with Areth for the office, warehouse space and certain related services and have the ability to cancel this agreement upon 30 days’ notice.  Areth is a company controlled by Dr. Jerrold B. Grossman, our Vice Chairman, and Adam S. Grossman, our President and Chief Executive Officer, and we pay monthly fees for the use of such office space and for other information technology, general warehousing and administrative services.  Rent under the shared services agreement is $16,000 per month. Effective October 1, 2017, rent under the Shared Services Agreement decreased to $10,000 per month.

We maintain deposits and other accounts at Pascack Bankcorp, a bank of which Dr. Grossman served as a director through January 2016, and which was approximately 5%-owned by members of the Grossman family.  Pascack Bankcorp was acquired by Lakeland Bancorp, Inc. in January 2016 and Dr. Grossman is currently a member of the Corporate Advisory Council of Lakeland Bancorp Inc.

Director Independence

Our Board has determined that each of Mr. Richman, Dr. Goldstein, Mr. Fong and Mr. Guiheen are independent as that term is defined under the applicable independence listing standards of Nasdaq.

Description of Securities

General

The total number of shares of capital stock that the Company has authority to issue is 93,591,160, divided into three classes consisting of (i) 75,000,000 shares of Common Stock, (ii) 8,591,160 shares of Non-Voting Common Stock, and (iii) 10,000,000 shares of preferred stock, par value $0.0001 par value (“Preferred Stock”).

As of November 8, 2017, there were 17,202,244 shares of Common Stock issued and outstanding and an additional 3,784,565 shares issuable upon exercise of outstanding options and warrants. Of the 3,784,565 shares of Common Stock issuable upon exercise of outstanding options and warrants, 2,713,167 shares are issuable to officers and directors of the Company, 488,221 shares are issuable to other employees of the Company, and 583,177 shares are issuable to current and former noteholders and a principal stockholder of the Company.

As of November 8, 2017, there were 8,591,160 shares of Non-Voting Common Stock issued and outstanding. All outstanding shares of Non-Voting Common Stock were issued to BPC in connection with the closing of the Biotest Transaction on June 6, 2017.

As of November 8, 2017, there were no shares of Preferred Stock issued and outstanding.

Common Stock

Voting

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company’s stockholders.  The holders of a majority of the outstanding shares of Common Stock constitute a quorum at a meeting of stockholders for the transaction of any business.  Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Any other action is authorized by a majority of the votes cast, except where the Delaware General Corporation Law, or DGCL, prescribes a different percentage of votes and/or a different exercise of voting power.

Dividends

Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Common Stock out of funds legally available therefor at such times and in such amounts as the Board, in its discretion, shall determine; provided, however, that simultaneously with the declaration and payment of any dividends on the Non-Voting Common Stock, a like dividend in form and amount per share shall also be declared and paid on the Common Stock (except that, if such dividend on the Non-Voting Common Stock is paid in the form of shares of Common Stock or Non-Voting Common Stock or rights or options to acquire Common Stock or Non-Voting Common Stock, the holders of shares of Common Stock shall receive equivalent shares of Common Stock or rights or options to acquire Common Stock, as the case may be).

Distributions Upon Dissolution, Liquidation or Winding Up

Upon the dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.  The holders of common stock do not have cumulative or preemptive rights.

Non-Voting Common Stock

Voting

Except as otherwise required by applicable law, shares of Non-Voting Common Stock shall have no voting power and the holders thereof, as such, are not entitled to vote on any matter that is submitted to a vote of the stockholders of the Company; provided, however, that for so long as any shares of Non-Voting Common Stock are outstanding, the Company shall not, without the prior vote of the holders of at least a majority of the shares of Non-Voting Common Stock then outstanding (voting separately as a single class), amend, alter or repeal, whether by merger, consolidation or otherwise (other than in connection with a Liquidation Event (as defined in the Stockholders Agreement of the Company, by and among the Company, BPC and such other persons who become a party thereto, dated as of June 6, 2017 (the “Stockholders Agreement”)), (i) Section 4.3 of the Company’s A&R Certificate of Incorporation or (ii) any other provision of the A&R Certificate of Incorporation to alter or change the powers, preferences, or special rights of the shares of Non-Voting Common Stock in an adverse manner to the powers, preferences or special rights of the shares of Common Stock.

Dividends

Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, dividends may be declared and paid on the Non-Voting Common Stock out of funds legally available therefor at such times and in such amounts as the Board in its discretion shall determine; provided, however, that simultaneously with the declaration and payment of any dividends on the Common Stock, a like dividend in form and amount per share shall also be declared and paid on the Non-Voting Common Stock (except that, if (i) such dividend on the Common Stock is paid in the form of shares of Common Stock or rights or options to acquire Common Stock, (ii) the holders of Non-Voting Common Stock would own more than 30% of the outstanding Common Stock following the issuance of such Common Stock dividend and (iii) the Standstill Period (as defined in the Stockholders Agreement) has not expired or been earlier terminated pursuant to and in accordance with the terms and conditions of the Stockholders Agreement, the holders of shares of Non-Voting Common Stock shall receive equivalent shares of Non-Voting Common Stock or rights or options to acquire Non-Voting Common Stock, as the case may be).

Distributions Upon Dissolution, Liquidation or Winding Up

Upon the dissolution, liquidation or winding up of the Company, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Non-Voting Common Stock shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

Conversion Rights of Non-Voting Common Stock

The Non-Voting Common Stock is convertible into Common Stock:

upon the earliest to occur of (1) the expiration or earlier termination of the Standstill Period (as defined in the Stockholders Agreement), (2) immediately prior to the consummation of any Liquidation Event (as defined in the Stockholders Agreement) and (3) immediately prior to the taking of any action by the Board or earlier record date for any vote of stockholders in connection with any insolvency, voluntary or involuntary bankruptcy, liquidation or assignment for the benefit of creditors of the Company or termination of the Company’s status as a reporting company under the Exchange Act;

upon consummation of a Permitted Sale (as defined in the Company’s A&R Certificate of Incorporation);

at the option of the holder thereof, if (1) it is the subject of a legally binding sale agreement to be sold in a transaction constituting a Permitted Sale, (2) it is required to be registered under the Securities Act pursuant to the terms of such sale agreement, (3) the Common Stock into which such share otherwise would automatically convert upon the consummation of such Permitted Sale constitutes a “Registrable Security” under the Registration Rights Agreement, (4) the holder delivers a legally binding agreement not to vote the Common Stock into which such share is converted until the earlier of the consummation of such Permitted Sale or the termination of the Standstill Period, and (5) the holder follows certain other notice procedures necessary to exercise its optional conversion rights;

at the option of the holder thereof, if (1) it intends and irrevocably commits to the Company to use its reasonable efforts to sell such Common Stock in the public market within 60 days of such notice and such sale constitutes a Permitted Sale (a “Market Sale”); (2) it has executed and delivered to the Company a legally binding written agreement enforceable by the Company that, prior to the earlier of (A) the consummation of such Market Sale and (B) the expiration or earlier termination of the Standstill Period in accordance with and pursuant to the terms and conditions of the Stockholders Agreement, such holder shall not vote any of the Common Stock issued to such holder upon conversion of such converted share of non-voting Common Stock; (3) such Market Sales shall be conducted in compliance with all applicable requirements of the Securities Act; and (4) it follows certain other notice procedures necessary to exercise its optional conversion rights; and

at the option of the holder thereof, if (1) the Company issues additional shares of Common Stock (a “Dilutive Issuance”), (2) as a result of such Dilutive Issuance, the percentage of the voting power of the Company represented by all shares of Common Stock held by BPC immediately following the Dilutive Issuance is lower than the voting percentage of all shares of Common Stock held by BPC immediately prior to the Dilutive Issuance, and (3) the holder follows certain other notice procedures necessary to exercise its optional conversion rights; provided, however, that the maximum number of shares of Non-Voting Common Stock that may be converted in respect of a Dilutive Issuance is the number of shares that, upon conversion, results in the voting percentage of all shares of Common Stock held by BPC immediately following such conversion being equal to the voting percentage of all shares of Common Stock held by BPC immediately prior to the Dilutive Issuance.

Preferred Stock

No shares of Preferred Stock are currently outstanding, and the Company has no current plans to issue Preferred Stock.  The issuance of shares of Preferred Stock, or the issuance of rights to purchase Preferred Stock, could be used to discourage an unsolicited acquisition proposal.  For example, a business combination could be impeded by the issuance of a series of Preferred Stock containing class voting rights that would enable the holder or holders of such series to block any such transaction.  Alternatively, a business combination could be facilitated by the issuance of a series of Preferred Stock having sufficient voting rights to provide a required percentage vote of the Company’s stockholders.  In addition, under some circumstances, the issuance of Preferred Stock could adversely affect the voting power and other rights of the holders of Common Stock.  Although prior to issuing any series of Preferred Stock the Board is required to make a determination as to whether the issuance is in the best interests of the Company’s stockholders, the board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which the stockholders might receive a premium for their stock over prevailing market prices of such stock.  The Board does not presently intend to seek stockholder approval prior to any issuance of currently authorized Preferred Stock, unless otherwise required by law or applicable stock exchange requirements.

Warrants

In May 2016, the Company issued to Oxford warrants to purchase an aggregate of up to 24,800 shares of the Company’s Common Stock at an exercise price equal to $6.37 per share. The warrants became exercisable on May 13, 2016 for cash or by net exercise and will expire seven years after their issuance on May 13, 2023. In connection with the LSA with Oxford, on June 19, 2015, the Company issued to Oxford a seven year warrant, expiring on June 19, 2022, to purchase 74,309 shares of Common Stock at an exercise price of $8.51 per share. In connection with the Company’s prior loan facility with Hercules, on December 21, 2012, the Company issued to Hercules a warrant to purchase 31,750 shares of Common Stock with an exercise price of $7.56, subject to customary anti-dilution adjustments. In connection with the Company’s prior loan facility, the Company issued to Hercules a warrant to purchase 23,200 and 34,800 shares of Common Stock of the Company in February and December 2014, respectively, with an exercise price set at the lower of (i) $7.50 per share or (ii) the price per share of the next round of financing from the expiration of the exercise price adjustment, subject to customary anti-dilution adjustments. The warrant expires after 10 years and has piggyback registration rights with respect to the shares of Common Stock underlying the warrant. The down round warrant protection feature resulting in the warrant liability’s quarterly “mark-to-market” valuation has terminated as of the end of the one-year period following the amended loan closing on February 24, 2014.

As consideration for the Credit Agreement, the Company has issued, on October 10, 2017, the Tranche One Warrants. The Tranche One Warrants have (i) an exercise price equal to $3.0946, which is the trailing 10-day volume weighted-average price of the Company’s Common Stock prior to October 10, 2017, and (ii) an expiration date of October 10, 2024. The Tranche One Warrants are exercisable for an aggregate of 339,301 shares of Common Stock, or 3.5% of the Tranche One Loan. In the event that the Tranche Two Loan is issued to the Company, the Company shall issue the Tranche Two Warrant to purchase such number of shares of Common Stock equal to 3.5% of the Tranche Two Loan, which shall have an exercise price equal to the trailing 10-day volume weighted-average price of the Common Stock prior to the issuance date of the Tranche Two Warrant and an expiration date equal to the seven year anniversary of the issuance of the Tranche Two Warrant.

Registration Rights

At the closing of the Biotest Transaction, the Company entered into the Registration Rights Agreement with BPC, pursuant to which BPC, and/or its affiliate(s), will have, among other things, certain registration rights under the Securities Act with respect to its shares of the Company’s Common Stock, subject to certain transfer restrictions.

Indemnification of Directors and Officers

The Company’s directors and officers are indemnified as provided by the Delaware General Corporation Law, the Company’s A&R Certificate of Incorporation, and the Company’s Amended and Restated Bylaws. The Company has been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of the Company’s directors, officers, or controlling persons in connection with the securities being registered, the Company will, unless in the opinion of its legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. The Company will then be governed by the court’s decision.

We are party to indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify our directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent permitted by applicable laws. These indemnification provisions and the indemnification agreements are sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act. The Company also maintains director and officer liability insurance.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.  These provisions could have the effect of delaying, deferring or preventing a change of control of the Company or reducing the price that certain investors might be willing to pay in the future for shares of the Company’s stock.

Staggered Board; Removal of Directors; Certificate of Incorporation

The Company’s A&R Certificate of Incorporation divides the Company’s board of directors into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three year terms. Except as the DGCL may otherwise require, any newly created directorships or vacancies on the Board may be filled only by the board of directors, but subject to the rights of holders of any series of Preferred Stock and to the terms and conditions of the Stockholders Agreement.

The Company’s A&R Certification Incorporation provides that (i) all stockholder actions must be effected at a duly called meeting of the stockholders and (ii) stockholders may not adopt actions by written consent without a meeting.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing the Board. Since the board of directors has the power to retain and discharge the officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede any attempt to effect a change of control of the Company.

Transfer Agent

Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York, serves as the transfer agent and registrar for the Company’s stock.

UNDERWRITING

Raymond James & Associates, Inc. is acting as representative of each of the underwriters named below, with Raymond James & Associates, Inc. serving as sole book-running manager in this Offering. Subject to the conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of our Common Stock set forth opposite its name below:

Name	Number of Shares
Raymond James & Associates, Inc.
Ladenburg Thalmann & Co. Inc.

Total:

The underwriters are offering the shares of Common Stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Common Stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Common Stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the Offering may be terminated.

Biotest AG and BPC have contractually committed to purchase up to an aggregate amount of $12.5 million of shares of Common Stock in this Offering, on a pro-rata basis, at the public offering price. In addition, certain of our other existing stockholders have also indicated an interest in purchasing shares of Common Stock in this Offering at the public offering price. Not all of these indications of interests are binding agreements or commitments to purchase, and thus certain parties may elect not to purchase shares of Common Stock in this Offering. Raymond James & Associates, Inc. will receive an underwriting discount and commission of 4.0% on the sale of shares of Common Stock to these existing stockholders.

The underwriters propose to offer part of the shares of Common Stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $    per share. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

Option to Purchase Additional Shares of Common Stock

We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,042,410 additional shares of Common Stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option in whole or in part. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Common Stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Common Stock listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The following table shows per share and total public offering prices, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of Common Stock.

	Per Share	Total No Exercise	Total Full Exercise
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                  .

In addition to the underwriting discounts and commissions, we have agreed to pay or reimburse Raymond James & Associates, Inc. for out-of-pocket expenses up to a maximum of $125,000 in connection with this Offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-Up Agreements

In connection with this Offering, subject to specified exceptions, we and each of our directors, officers, and certain of our stockholders have agreed that, subject to certain exceptions, without the prior written consent of Raymond James & Associates, Inc. as representative on behalf of the underwriters, we and they will not, subject to customary exceptions, during the period ending 90 days after the date of the final prospectus relating to this Offering:

•	offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer, any shares of our stock or options, warrants or other securities with respect to our stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Common Stock.

The preceding restrictions apply without regard to whether any such transaction described above is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Stabilization

Until this Offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase the shares of our Common Stock. As an exception to these rules and in accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Common Stock in order to facilitate the offering of the Common Stock, including: short sales; syndicate covering transactions; imposition of penalty bids; and purchases to cover positions created by short sales.

Stabilizing transactions may include making short sales of shares of our Common Stock, which involve the sale by the underwriters of a greater number of shares than it is required to purchase in this Offering and purchasing shares of Common Stock from us by exercising the option or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its option, in whole or in part, or by purchasing shares of Common Stock in the open market after the distribution has been completed. In making this determination, each underwriter will consider, among other things, the price of shares of our Common Stock available for purchase in the open market compared to the price at which the underwriter may purchase shares of our Common Stock pursuant to the underwriters’ option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our Common Stock in the open market after pricing that could adversely affect investors who purchased in this Offering. To the extent that the underwriters create a naked short position, they will purchase shares of our Common Stock in the open market to cover the position after the pricing of this Offering.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares of our Common Stock in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this Offering to repay the selling concession received by them.

As a result of these activities, the price of shares of our Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the NASDAQ Capital Market or otherwise.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Relationships and Conflict of Interest

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates, and for the selling stockholders and their affiliates, in the ordinary course of their business, for which they will receive customary fees and commissions, as applicable, and reimbursement for out-of-pocket expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Non-U.S. Investors

Belgium

The Offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/Commissie voor het Bank, Financie en Assurantiewezen”). Any representation to the contrary is unlawful.

Each underwriter has undertaken not to offer sell, resell, transfer or deliver directly or indirectly, any units, or to take any steps relating/ancillary thereto, and not to distribute or publish this document or any other material relating to the units or to the Offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of 7 July 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and the Company to be in violation of the Belgian securities laws.

France

Neither this prospectus supplement nor any other offering material relating to the shares has been submitted to the clearance procedures of the Autorité des marchés financiers in France. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be: (a) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (b) used in connection with any offer for subscription or sale of the shares to the public in France. Such offers, sales and distributions will be made in France only: (i) to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; (ii) to investment services providers authorised to engage in portfolio management on behalf of third parties; or (iii) in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des marchés financiers, does not constitute a public offer (appel public à l’épargne). Such shares may be resold only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

United Kingdom/Germany/Norway/The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the Offering contemplated by this prospectus supplement may not be made in that Relevant Member State other than the offers contemplated in this prospectus supplement in name(s) of Member State(s) where prospectus will be approved or passported for the purposes of a non-exempt offer once this prospectus supplement has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in name(s) of relevant Member State(s) except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)       to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)       by the representative to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d)       in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)       it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and

(b)       it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Israel

In the State of Israel, the shares offered hereby may not be offered to any person or entity other than the following:

(a)       a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)       a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)       an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, (d) a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)       a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)       a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)       a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)       an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)       a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)       an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)       an entity, other than an entity formed for the purpose of purchasing shares in this Offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 50 million.

Any offeree of the shares offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus supplement will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Italy

The offering of the shares offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares offered hereby cannot be offered, sold or delivered in the Republic of Italy (“Italy”) nor may any copy of this prospectus supplement or any other document relating to the shares offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July, 1998 as subsequently amended. Any offer, sale or delivery of the shares offered hereby or distribution of copies of this prospectus supplement or any other document relating to the shares offered hereby in Italy must be made:

(a)       by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of 24 February 1998 and Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”);

(b)       in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)       in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.

Sweden

This prospectus supplement has not been nor will it be registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this prospectus supplement may not be made available, nor may the shares offered hereunder be marketed and offered for sale in Sweden, other than under circumstances which are deemed not to require a prospectus under the Financial Instruments Trading Act (1991: 980).

Switzerland

The shares offered pursuant to this prospectus supplement will not be offered, directly or indirectly, to the public in Switzerland and this prospectus supplement does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. The company has not applied for a listing of the shares being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus supplement does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

Canada

Notice to Canadian Residents

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this Offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

DLA Piper LLP (US), located at 51 John F. Kennedy Parkway, Suite 120, Short Hills, New Jersey 07078, will pass on the validity of the Common Stock being offered pursuant to this prospectus. The underwriters are being represented by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York.

EXPERTS

The consolidated financial statements of ADMA Biologics, Inc. as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015, included and incorporated by reference in this prospectus and the registration statement, have been audited by CohnReznick LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, appearing elsewhere herein and in the registration statement, and are included and incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of the BTBU of BPC (which comprise the carve-out balance sheet as of December 31, 2016 and the related carve-out statements of operations, changes in invested equity and cash flows for the year then ended), incorporated by reference in this prospectus and the registration statement, have been audited by CohnReznick LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, incorporated by reference herein and in the registration statement, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of the BTBU of BPC (which comprise the carve-out balance sheet as of December 31, 2015 and the related carve-out statements of operations, changes in invested equity and cash flows for the year then ended), incorporated by reference in this prospectus and the registration statement, have been audited by Rödl Langford de Kock LLP, an independent auditor, to the extent and for the period set forth in their report, which includes an explanatory paragraph relating to the Company’s ability to continue as a going concern, incorporated by reference herein and in the registration statement, and are incorporated by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 on official business days during the hours of 10:00am and 3:00pm. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Many of our SEC filings are also available to the public from the SEC’s Website at “http://www.sec.gov.” We make available free of charge our annual, quarterly and current reports, proxy statements and other information upon request. To request such materials, please contact Brian Lenz, our Chief Financial Officer, at the following address or telephone number: ADMA Biologics, Inc. 465 Route 17, Ramsey, New Jersey 07446, Attention: Brian Lenz, Vice President and Chief Financial Officer, (201) 478-5552. Exhibits to the documents will not be sent, unless those exhibits have specifically been incorporated by reference in this prospectus.

Copies of certain information filed by us with the SEC are also available on our website at www.admabiologics.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus or any accompanying prospectus supplement.

This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information contained in documents we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents rather than by including them in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. We have filed with the SEC, and incorporate by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 24, 2017;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, filed on May 12, 2017, August 11, 2017 and November 3, 2017, respectively;

•	our definitive merger proxy statement on Schedule 14A, filed on April 26, 2017 (as supplemented on May 10, 2017);

•	our Current Reports on Form 8-K filed with the SEC on January 23, 2017, February 17, 2017, May 10, 2017, May 25, 2017, May 30, 2017, June 9, 2017, June 12, 2017 (as amended on July 28, 2017), June 27, 2017, July 31, 2017 and October 11, 2017 (provided that any portions of such reports that are deemed furnished and not filed pursuant to instructions to Form 8-K shall not be incorporated by reference into this prospectus); and

•	the description of Common Stock set forth in or Registration Statement on Form 8-A12B filed with the SC on November 5, 2014 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Any statement contained in any document incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any additional prospectus supplements modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. To request such materials, please contact Brian Lenz, our Chief Financial Officer, at the following address or telephone number: ADMA Biologics, Inc. 465 Route 17, Ramsey, New Jersey 07446, Attention: Brian Lenz, Vice President and Chief Financial Officer, (201) 478-5552. A copy of all documents that are incorporated by reference into this prospectus can also be found on our website by accessing http://ir.admabiologics.com/all-sec-filings.

Financial Statements

Table of Contents

FINANCIAL STATEMENTS (SEPTEMBER 30, 2017 AND 2016) (UNAUDITED)
Condensed Consolidated Balance Sheets as of September 30, 2017 (Unaudited) and December 31, 2016	F-1
Condensed Consolidated Statements of Operations (Unaudited) for the Three and Nine Months Ended September 30, 2017 and 2016	F-2
Condensed Consolidated Statement of Changes in Stockholders’ Equity (Deficit) (Unaudited) for the Nine Months Ended September 30, 2017	F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months Ended September 30, 2017 and 2016	F-4
Notes to (Unaudited) Condensed Consolidated Financial Statements	F-5
FINANCIAL STATEMENTS (DECEMBER 31, 2016 AND 2015) (AUDITED)
Report of Independent Registered Public Accounting Firm	F-26
Consolidated Balance Sheets as of December 31, 2016 and 2015	F-27
Consolidated Statements of Operations for the years ended December 31, 2016 and 2015	F-28
Consolidated Statements of Changes in Stockholders’ (Deficiency) Equity for the years ended December 31, 2016 and 2015	F-29
Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015	F-30
Notes to Consolidated Financial Statements	F-31
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS	F-46
ADMA Biologics, Inc. and the Therapy Business Unit Unaudited Pro Forma Combined Balance Sheet as of March 31, 2017	F-47
ADMA Biologics, Inc. and the Therapy Business Unit Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 2016	F-48
ADMA Biologics, Inc. and the Therapy Business Unit Unaudited Pro Forma Combined Statement of Operations for the three months ended March 31, 2017	F-49
Notes to Unaudited Pro Forma Combined Financial Statements	F-50

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2017	2016
ASSETS	(Unaudited)	(Note 2)
Current assets:
Cash and cash equivalents	$13,601,391	$9,914,867
Short-term investments	—	5,390,184
Accounts receivable, net	1,499,809	1,018,027
Inventories	13,418,971	5,020,146
Prepaid expenses and other current assets	2,078,509	313,914
Assets held for sale	845,389	—
Total current assets	31,444,069	21,657,138
Property and equipment, net	29,755,541	2,000,784
Intangible assets, net	5,737,175	—
Goodwill	3,529,509	—
Assets to be transferred under purchase agreement	1,596,493	—
Deposits and other assets	750,693	27,163
TOTAL ASSETS	$72,813,480	$23,685,085

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$9,156,341	$2,564,681
Accrued expenses	3,860,121	2,385,356
Current portion of notes payable	—	6,111,111
Current portion of deferred revenue	145,154	145,154
Other current liabilities	177,250	16,559
Total current liabilities	13,338,866	11,222,861
Notes payable, net of discount	14,534,340	12,321,640
End of term liability, notes payable	1,790,000	1,790,000
Deferred revenue, net of current portion	2,582,908	2,690,033
Note payable - related party, net of discount	14,834,696	—
Obligation to transfer assets under purchase agreement	12,621,844	—
Other non-current liabilities	118,318	117,813
TOTAL LIABILITIES	59,820,972	28,142,347

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $0.0001 par value, 10,000,000 shares authorized,
no shares issued and outstanding	—	—
Common Stock - voting, $0.0001 par value, 75,000,000 shares
authorized, 17,202,244 and 12,886,741 shares issued and outstanding	1,722	1,289
Common Stock - non-voting, $0.0001 par value, 8,591,160 shares
authorized, 8,591,160 and 0 shares issued and outstanding	859	—
Additional Paid-In Capital	150,700,918	102,476,267
Accumulated Deficit	(137,710,991)	(106,934,818)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	12,992,508	(4,457,262)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$72,813,480	$23,685,085

See notes to (unaudited) condensed consolidated financial statements.

ADMA BIOLOGICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

REVENUES:
Product revenue	$4,693,703	$2,902,155	$10,650,558	$7,226,368
License and other revenue	35,708	35,708	107,125	107,125
Total Revenues	4,729,411	2,937,863	10,757,683	7,333,493

OPERATING EXPENSES:
Cost of product revenue (exclusive of amortization expense shown below)	11,291,116	1,735,771	17,241,422	4,346,433
Research and development	1,814,069	1,677,263	4,365,205	7,104,864
Plasma centers	1,582,694	1,482,586	4,662,340	4,057,306
Amortization of intangibles	273,828	—	346,849	—
Selling, general and administrative	4,195,464	1,779,115	12,908,498	5,211,148

TOTAL OPERATING EXPENSES	19,157,171	6,674,735	39,524,314	20,719,751

LOSS FROM OPERATIONS	(14,427,760)	(3,736,872)	(28,766,631)	(13,386,258)

OTHER INCOME (EXPENSE):
Interest income	8,014	11,605	34,440	37,130
Interest expense	(782,969)	(605,972)	(2,043,982)	(1,611,411)
Other income	—	—	—	4,496
OTHER EXPENSE, NET	(774,955)	(594,367)	(2,009,542)	(1,569,785)

NET LOSS	$(15,202,715)	$(4,331,239)	$(30,776,173)	$(14,956,043)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.59)	$(0.34)	$(1.67)	$(1.26)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and Diluted	25,790,805	12,886,741	18,415,468	11,906,276

See notes to (unaudited) condensed consolidated financial statements.

ADMA BIOLOGICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)

For the Nine Months Ended September 30, 2017

	Common Stock				Additional
	Voting		Non-Voting		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance - January 1, 2017	12,886,741	$1,289	—	$—	$102,476,267	$(106,934,818)	$(4,457,262)
Stock-based compensation	—	—	—	—	1,052,970	—	1,052,970
Shares issued in connection with acquisition	4,295,580	430	8,591,160	859	47,164,180	—	47,165,469
Stock options exercised	19,923	3	—	—	7,501	—	7,504
Net loss	—	—	—	—	—	(30,776,173)	(30,776,173)
Balance - September 30, 2017	17,202,244	$1,722	8,591,160	$859	$150,700,918	$(137,710,991)	$12,992,508

See notes to (unaudited) condensed consolidated financial statements.

ADMA BIOLOGICS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended September 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,776,173)	$(14,956,043)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	1,231,265	351,702
Loss on disposal of fixed assets	4,155	—
Stock-based compensation	1,052,970	996,088
Amortization of debt discount	555,568	482,878
Amortization of license revenue	(107,125)	(107,125)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(481,782)	(403,063)
Inventories	(201,472)	(1,171,961)
Prepaid expenses	(969,042)	(370,631)
Other assets	(723,530)	—
Accounts payable	5,228,096	689,366
Accrued expenses	1,277,700	(143,586)
Other current liabilities	(3,775)	(22,920)
Net cash used in operating activities	(23,913,145)	(14,655,295)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of short-term investments	5,390,184	—
Purchase of short-term investments	—	(4,658,514)
Purchase of property and equipment	(666,457)	(63,386)
Cash acquired in acquisition transaction	12,500,000	—
Net cash provided by (used in) investing activities	17,223,727	(4,721,900)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on notes payable	(4,444,444)	—
Proceeds from issuance of common stock, net of offering expenses	—	12,900,541
Proceeds from the exercise of stock options	7,504	—
Proceeds from issuance of related party note payable	15,000,000	—
Proceeds from issuance of note payable	—	4,000,000
Payment of debt issuance costs	(174,839)	(47,104)
Payments of leasehold improvement loan	(12,279)	(11,226)
Net cash provided by financing activities	10,375,942	16,842,211

Net increase (decrease) in cash and cash equivalents	3,686,524	(2,534,984)
Cash and cash equivalents - beginning of period	9,914,867	10,440,959
Cash and cash equivalents - end of period	$13,601,391	$7,905,975

See notes to (unaudited) condensed consolidated financial statements.

ADMA BIOLOGICS, INC. AND SUBSIDIARIES

NOTES TO (UNAUDITED) CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ADMA Biologics, Inc. (“ADMA” or the “Company”) is a vertically integrated commercial biopharmaceutical and specialty immunoglobulin company that manufactures, markets and develops specialty plasma-derived biologics for the treatment of immune deficiencies and prevention of certain infectious immunological diseases. The Company’s targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disorder or who may be immune-suppressed for medical reasons. ADMA operates through its wholly-owned subsidiaries ADMA BioManufacturing, LLC (“ADMA BioManufacturing”) and ADMA Bio Centers Georgia, Inc. (“ADMA BioCenters”). ADMA BioManufacturing was formed in January 2017 to facilitate the acquisition of the Biotest Therapy Business Unit (“BTBU”) of Biotest Pharmaceuticals Corporation (“BPC” and, together with Biotest AG, “Biotest”) as more fully described below. ADMA BioCenters is the Company’s source plasma collection business, with facilities located in Norcross, GA and Marietta, GA. These facilities have approved licenses with the U.S. Food and Drug Administration (the “FDA”) and certifications from the German Health Authority (the “GHA”) and the Korean Ministry of Food and Drug Safety. ADMA BioCenters supplies ADMA with a portion of its raw material plasma for the manufacture of RI-002, ADMA’s lead pipeline product candidate, which the Company is currently developing for the treatment of Primary Immune Deficiency Disease (“PIDD”).

As discussed in Note 3, on June 6, 2017, ADMA completed the acquisition of certain assets (the “Biotest Assets”) of BTBU, which includes two FDA-licensed products, Nabi-HB (Hepatitis B Immune Globulin, Human) and Bivigam (Immune Globulin Intravenous, Human), and a plasma fractionation facility located in Boca Raton, FL (the “Boca Facility”) (the “Biotest Transaction”). In addition to Nabi-HB and Bivigam, BTBU also provides contract manufacturing services for certain clients, including the sale of intermediate by-products. The Boca Facility is FDA-licensed and certified by the GHA. Immediately following the closing of the Biotest Transaction, the Biotest Assets were contributed into ADMA BioManufacturing.

Nabi-HB is a hyperimmune globulin that is rich in antibodies to the hepatitis B virus. Nabi-HB is indicated for the treatment of acute exposure to blood containing hepatitis B surface antigen (“HBsAg”), prenatal exposure to infants born to HBsAg-positive mothers, sexual exposure to HBsAg-positive persons and household exposure to persons with acute Hepatitis B virus infection. FDA approval for Nabi-HB was received on March 24, 1999.

Bivigam is indicated for the treatment of primary humoral immunodeficiency. FDA approval for Bivigam was received on December 19, 2012, and sales commenced in the first quarter of 2013. In December 2016, Biotest temporarily suspended the commercial production of Bivigam in order to focus on the completion of planned improvements to the manufacturing process.

Concurrent with the closing of the Biotest Transaction, the Company received a cash infusion from Biotest in the amount of $12.5 million and a $15.0 million loan from Biotest evidenced by a 6% subordinated note payable to BPC with a maturity of 5 years (see Note 4). In addition, BPC committed to participate in any future equity offering or private placement undertaken by the Company in an amount equal to $12.5 million.

Prior to the closing of the Biotest Transaction, BTBU was the Company’s third-party manufacturer for RI-002. In the third quarter of 2015, the FDA accepted for review the Company’s Biologics License Application for RI-002 (the “BLA”) for the treatment of PIDD. In July 2016, the FDA issued a Complete Response Letter (the “CRL”) to the Company for the BLA. While the CRL did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in the BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002, the CRL reaffirmed the issues set forth in the November 2014 warning letter (the “Warning Letter”) that had been issued by the FDA to Biotest related to certain issues identified at the Boca Facility, and also identified certain outstanding inspection issues and deficiencies at the Boca Facility and certain of the Company’s third-party vendors, and requested documentation of corrections for a number of these issues. The FDA indicated in the CRL that it cannot grant final approval of the BLA until, among other things, these deficiencies are resolved. Following the completion of the Biotest Transaction, ADMA now has control over the regulatory, quality, general operations and drug substance manufacturing process at the Boca Facility, and the Company’s highest priority is to remediate the outstanding compliance issues that were identified at the Boca Facility in the Warning Letter. The Company is currently working with a consulting firm consisting of quality management systems and biologics production subject matter experts in preparation for a re-inspection by the FDA in order to improve the FDA inspection classification relative to the Warning Letter compliance issues as indicated in the CRL, and the Company expects to be inspection-ready for the FDA by the end of 2017. Once the Warning Letter status is improved following the FDA inspection, the Company anticipates that it will be in a position to refile its BLA for RI-002 during the middle of 2018.

As of September 30, 2017, the Company had working capital of $18.1 million, including $13.6 million of cash and cash equivalents. Based upon the Company’s current projected revenue and expenditures for 2017, including regulatory and consulting fees for the remediation of the Warning Letter and ongoing discussions with the FDA, continuing implementation of the Company’s commercialization and expansion activities and certain other assumptions, the Company’s management currently believes that its cash, cash equivalents, projected revenue and accounts receivable, along with the additional equity commitment from Biotest, are sufficient to fund ADMA’s operations, as currently conducted, through the end of the first quarter of 2018. In order to have sufficient cash to fund our operations thereafter and to continue as a going concern, the Company will need to raise additional capital prior to the end of the first quarter of 2018. These estimates may change based upon how quickly the Company is able to execute on its quality management systems’ remediation plans for the ADMA BioManufacturing operations, commercial manufacturing ramp-up activities and the various financing options being explored. The Company currently has no firm commitments for additional financing other than the equity commitment from Biotest, and there can be no assurances that the Company will be able to secure additional financing on terms that are acceptable to the Company, or at all. Furthermore, if the Company’s assumptions underlying its estimated expenses and revenues are incorrect, it may have to raise additional capital sooner than currently anticipated.

Due to numerous risks and uncertainties associated with ongoing remediation efforts, the research and development and potential future commercialization of its products and product candidates, the Company is unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with its development activities. The Company’s current estimates may be subject to change as circumstances regarding its business requirements evolve. The Company may decide to raise capital through public or private equity offerings or debt financings, or obtain a bank credit facility or corporate collaboration and licensing arrangements. The sale of additional equity or debt securities, if convertible, could result in dilution to the Company’s stockholders and, in such event, the value and potential future market price of its common stock may decline. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict the Company’s operations or other financing alternatives. Failure to secure any necessary financing in a timely manner and on commercially reasonable terms could have a material adverse effect on the Company’s business plan and financial performance and it could be forced to delay or discontinue its product development, clinical trial or commercialization activities, delay or discontinue the approval efforts for any of the Company’s potential products or potentially cease operations. The Company has reported losses since inception in June 2004 through September 30, 2017 of $137.7 million. Management believes that the Company will continue to incur net losses and negative net cash flows from operating activities to fund its research and development, commercial programs and meet its obligations on a timely basis through the foreseeable future. As such, these factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of asset carrying amounts and the classification of liabilities that might be necessary from the outcome of this uncertainty.

There can be no assurance that the Company’s research and development will be successfully completed or that any product will be approved or commercially viable. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA and other governmental regulations and approval requirements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (the “FASB”).

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2017. These condensed consolidated interim financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X, and therefore omit or condense certain footnotes and other information normally included in consolidated interim financial statements prepared in accordance with U.S. GAAP. All intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly the Company’s financial position as of September 30, 2017 and its results of operations for the three and nine months ended September 30, 2017 and 2016 and cash flows for the nine months ended September 30, 2017 and 2016.

During the three and nine months ended September 30, 2017 and 2016, comprehensive loss was equal to the net loss amounts presented for the respective periods in the accompanying condensed consolidated interim statements of operations. In addition, certain prior year balances have been reclassified to conform to the current presentation. Specifically, the non-current portion of the Company’s deferred rent liability and leasehold improvement loan have been reclassified to other non-current liabilities and the current portion of the Company’s leasehold improvement loan has been reclassified to other current liabilities in the accompanying balance sheet as of December 31, 2016. Operating results for the nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2017.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the fair value of assets acquired and liabilities assumed in a business combination, valuation of inventory, assumptions used in the fair value determination of stock-based compensation, warrants, and the allowance for the valuation of future tax benefits.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations. Identifiable assets acquired, liabilities assumed, and contingent consideration are recorded at their acquisition date fair values. Any change in the fair value of the acquisition-related contingent consideration subsequent to the acquisition date, including changes from events after the acquisition date, will be recognized in the period of the estimated fair value change. Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed as a result of the business combination. Identifiable assets with finite lives are amortized over their useful lives. Acquisition related costs are expensed as incurred.

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments and accounts payable, are shown at cost which approximates fair value due to the short-term nature of these instruments. The debt outstanding under the loan and security agreement with Oxford Finance, LLC (see Note 4) approximates fair value due to the variable interest rate on this debt. With respect to the related party note payable in the amount of $15.0 million as of September 30, 2017 (see Notes 3 and 4), which is held by a principal stockholder of the Company and was issued concurrent with an acquisition transaction with such stockholder, the Company has concluded that an estimation of fair value for this note is not practicable.

Accounts receivable

Accounts receivable are reported at realizable value, net of allowances for contractual credits and doubtful accounts, which are recognized in the period the related revenue is recorded. At September 30, 2017 and December 31, 2016, a single customer accounted for 58% and 95%, respectively, of the Company’s total accounts receivable.

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired by the Company. Goodwill at September 30, 2017 and December 31, 2016 was $3.5 million and $0, respectively. All of the Company’s goodwill is attributable to its ADMA BioManufacturing business segment. The following table presents the changes in the carrying amount of goodwill during the nine months ended September 30, 2017:

Balance as of January 1, 2017	$—
Goodwill recorded in connection with the acquistion of the Biotest Assets	3,529,509
Balance as of September 30, 2017	$3,529,509

Goodwill is not amortized, but is assessed for impairment on an annual basis or more frequently if impairment indicators exist. The Company has the option to perform a qualitative assessment of goodwill to determine whether it is more likely than not that the fair value of its reporting unit is less than its carrying amount, including goodwill and other intangible assets. If the Company concludes that this is the case, then it must perform a two-step goodwill impairment process.

The first step compares a reporting unit’s fair value to its carrying amount to identify potential goodwill impairment. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the second step of the impairment test must be completed to measure the amount of the reporting unit’s goodwill impairment loss, if any. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value, which is the fair value of the reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets. If the implied fair value of goodwill is less than its carrying amount, a goodwill impairment loss is recognized. The Company performs its annual goodwill impairment test as of October 1 of each year.

Impairment of long-lived assets

The Company assesses the recoverability of its long-lived assets, which include property and equipment and definite-lived intangible assets, whenever significant events or changes in circumstances indicate impairment may have occurred. If indicators of impairment exist, projected future undiscounted cash flows associated with the asset are compared to its carrying amount to determine whether the asset’s value is recoverable. Any resulting impairment is recorded as a reduction in the carrying value of the related asset in excess of fair value and a charge to operating results. For the nine months ended September 30, 2017 and 2016, the Company determined that there was no impairment of its long-lived assets.

Revenue recognition

Revenues for the nine months ended September 30, 2017 are comprised of (i) revenues from Nabi-HB, (ii) product revenues from the sale of normal source human plasma collected from the Company’s plasma collection centers segment and (iii) license and other revenues primarily attributable to the out-licensing of RI-002 to Biotest to market and sell in Europe and selected countries in North Africa and the Middle East. Biotest has provided the Company with certain services and financial payments in accordance with the related Biotest license agreement and is obligated to pay the Company certain amounts in the future if certain milestones are achieved. Deferred revenue is recognized over the term of the Biotest license. Deferred revenue is amortized into income for a period of approximately 20 years, the term of the Biotest license agreement.

Revenue from the sale of Nabi-HB is recognized when the product reaches the customer’s destination. Nabi-HB revenue is recorded net of estimated customer prompt pay discounts and contractual allowances in accordance with managed care agreements, including wholesaler chargebacks, rebates, customer returns and other wholesaler fees. For sales of intermediates, title typically transfers when the product is delivered to a third party warehouse. With all other contract manufacturing, the title transfers to the customer when they take possession of the product from the Boca Facility. As the Company maintains a significant risk of loss throughout the contract manufacturing process, contract manufacturing revenue is not recognized until the product is released and title transfers to the customer.

Product revenues from the sale of human plasma collected at the Company’s plasma collection centers are recognized at the time of transfer of title and risk of loss to the customer, which generally occurs at the time of shipment. Product revenues are recognized at the time of delivery if the Company retains the risk of loss during shipment.  Revenue from license fees and research and development services rendered are recognized as revenue when the performance obligations under the terms of the license agreement have been completed.

For the nine months ended September 30, 2017, two of the Company’s customers, SK Plasma Co., Ltd. (“SK”) and BPC, represented 76% of the Company’s total revenues, with BPC representing approximately 68% of the Company’s total revenues and SK representing approximately 8% of the Company’s total revenues. For the nine months ended September 30, 2016, sales to BPC and SK represented 83% and 12%, respectively, of the Company’s consolidated revenues.

Cost of product revenue

Cost of product revenue includes expenses related to process development as well as scientific and technical operations when these operations are attributable to marketed products. When the activities of these operations are attributable to new products in development, the expenses are classified as research and development expenses. Additionally, expenses associated with remediating the issues identified in the Warning Letter for the three and nine months ended September 30, 2017 in the amount of $2.0 million and $2.5 million, respectively, are expensed as incurred and are reflected in cost of product revenue in the accompanying consolidated statements of operations. As the Boca Facility did not resume production until late in the third quarter of 2017, all operating expenses associated with the facility, other than the Nabi-HB production that was capitalized into inventory, have been expensed as incurred since acquisition.

Loss per common share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. For purposes of computing basic and diluted loss per share, the non-voting class of common stock (see Note 3) is included in the common stock outstanding as the characteristics of the non-voting class are substantially the same as the voting class of common stock.

Diluted net loss per share is calculated by dividing net loss attributable to common stockholders as adjusted for the effect of dilutive securities, if any, by the weighted average number of shares of common stock, including the non-voting class of common stock, and dilutive common stock outstanding during the period. Potentially dilutive common stock includes the shares of common stock issuable upon the exercise of outstanding stock options and warrants (using the treasury stock method). Potentially dilutive common stock in the diluted net loss per share computation is excluded to the extent that it would be anti-dilutive. No potentially dilutive securities are included in the computation of any diluted per share amounts as the Company reported a net loss for all periods presented. For the nine months ended September 30, 2017 and 2016, the following securities were excluded from the calculation of diluted loss per common share because of their anti-dilutive effects:

	For the nine months ended September 30,
	2017	2016
Stock options	3,282,792	1,535,187
Warrants	188,859	300,446
	3,471,651	1,835,633

Stock-based compensation

The Company follows recognized accounting guidance which requires all equity-based payments, including grants of stock options, to be recognized in the statements of operations as compensation expense based on their fair values at the date of grant. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term (see Note 5).

During the three and nine ended September 30, 2017, the Company granted stock options to purchase 86,000 and 1,942,595 shares of common stock, respectively, to its directors and employees. During the three and nine months ended September 30, 2016, the Company granted stock options to purchase 0 and 100,984 shares of common stock, respectively, to its directors and employees.

Recent Accounting Pronouncements

In May 2017, the FASB issued ASU No. 2017-09, Modification Accounting for Share-Based Payment Arrangements, which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. Specifically, an entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. The ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect this new guidance to have a material impact on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company adopted this standard in the second quarter of 2017 and the adoption of this standard did not have a material impact on its condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350), which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The ASU is effective prospectively for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect this new guidance to have a material impact on its condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash, which clarifies guidance and presentation related to restricted cash in the statement of cash flows, including stating that restricted cash should be included within cash and cash equivalents in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted, and is to be applied retrospectively. The Company will adopt this standard in the fourth quarter of 2017, and it is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718), which provides for simplification of certain aspects of employee share-based payment accounting including income taxes, classification of awards as either equity or liabilities, accounting for forfeitures and classification on the statement of cash flows. The Company adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on its condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. ASU 2016-02 requires modified retrospective adoption for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact the standard may have on its condensed consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which includes amendments that require deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted this standard in the second quarter of 2017. As the Company carried a full valuation allowance against its deferred tax assets as of September 30, 2017 and December 31, 2016, adoption of this standard did not have a material impact on its condensed consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments, which includes amendments that require an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this ASU require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the changes to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this ASU require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date of the ASU with earlier application permitted for financial statements that have not yet been made available for issuance. The Company adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on its condensed consolidated financial statements as of and for the nine months ended September 30, 2017.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The standard requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). The Company adopted this standard in the first quarter of 2017 and the adoption of this standard did not have a material impact on the Company’s condensed consolidated financial statements as and for the nine months ended September 30, 2017.

In May 2014, the FASB issued new guidance related to revenue recognition, ASU 2014-09, Revenue from Contracts with Customers (“ASC 606”), which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new guidance requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASC 606 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the current guidance. The new guidance becomes effective in calendar year 2018 and early adoption in calendar year 2017 is permitted. Two methods of adoption are permitted: (a) full retrospective adoption, meaning the standard is applied to all periods presented; or (b) modified retrospective adoption, meaning the cumulative effect of applying the new guidance is recognized at the date of initial application as an adjustment to the opening retained earnings balance.

In March 2016, April 2016 and December 2016, the FASB issued ASU No. 2016-08, Revenue From Contracts with Customers (ASC 606): Principal Versus Agent Considerations, ASU No. 2016-10, Revenue From Contracts with Customers (ASC 606): Identifying Performance Obligations and Licensing, and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue From Contracts with Customers, respectively, which further clarify the implementation guidance on principal versus agent considerations contained in ASU No. 2014-09. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers, narrow-scope improvements and practical expedients which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition. These standards will be effective for the Company beginning in the first quarter of 2018. Early adoption is permitted.

ADMA will adopt the new standard and related updates effective January 1, 2018, and intends to use the modified retrospective method of adoption. The Company has undertaken an initial impact analysis, which includes reviewing the terms and conditions of ADMA’s existing customer contracts and applying the five discrete criteria required for recognizing revenue as set forth in ASU 2014-09. Based upon its preliminary analysis undertaken through September 30, 2017, the Company currently does not expect the new revenue recognition guidance to have a material impact on its consolidated financial statements, and expects to conclude such analysis by December 31, 2017. The Company continues to monitor additional changes, modifications, clarifications or interpretations being undertaken by the FASB, which may, in conjunction with the completion of the Company’s overall assessment of the new guidance, impact the Company’s current conclusions.

3.	ACQUISITION

On June 6, 2017, ADMA completed the acquisition of the Biotest Assets from BPC. As a result of this transaction, the Company acquired Nabi-HB, Bivigam, the Boca Facility and certain other assets of BTBU. The acquisition of the Biotest Assets expands the Company’s product offering with two FDA-approved products and provides direct control over the manufacturing and regulatory processes impacting the Company’s RI-002 product candidate, including remediation of the Warning Letter as well as certain other remediation items affecting the Boca Facility. Pursuant to the acquisition, the Company issued to Biotest 4,295,580 voting shares of its common stock and 8,591,160 non-voting shares of common stock. The Company will also transfer ownership of two of its plasma centers to Biotest on January 1, 2019 as additional consideration.

The purchase price was calculated as follows:

Issuance of 12,886,740 shares of common stock (voting and non-voting) valued at $3.66 per share	$47,165,468
Transfer of two plasma collection centers	12,621,844
Total purchase price	$59,787,312

The following table summarizes the preliminary allocation of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values:

Cash	$12,500,000
Inventory	8,197,354
Land and buildings	20,000,000
Property and equipment	8,209,800
Assets held for sale	845,389
Other current assets	795,553
Trademark and other intangible rights to Nabi-HB	4,100,046
Right to intermediates	907,421
Customer contract	1,076,557
Goodwill	3,529,509
Liabilities assumed	(374,317)
Total purchase price	$59,787,312

The Company engaged various third party valuation specialists to determine the fair value of the land and buildings, property and equipment, right to intermediates, customer contract and Nabi-HB intangible assets, as well as the assets held for sale. Some of the valuations and underlying analyses that were performed are preliminary and are subject to change upon finalization of more detailed analyses of the facts and circumstances that existed at the date of the transaction. Any such changes would change the allocation of the purchase price. Therefore, the foregoing purchase price allocation is preliminary and subject to change within the measurement period.

Assets held for sale reflects certain manufacturing equipment acquired in the transaction that will not be utilized in the manufacture or development of any of the Company’s current products or product candidates. The Company expects that the sale of these assets will be completed within one year from the date of the acquisition transaction. Goodwill is expected to be deductible for tax purposes.

As a result of the foregoing transaction, BPC became a principal stockholder and Biotest became a related party of the Company. Therefore, all transactions with Biotest subsequent to June 6, 2017, including product and license revenues attributable to Biotest (see Note 2), are related party transactions. The results from BTBU’s operations are included in the Company’s consolidated financial statements from the date of acquisition. The Company incurred a total of approximately $5.8 million in transaction closing costs, which were expensed as incurred as selling, general and administrative expenses in the consolidated statement of operations. For the three and nine months ended September 30, 2017, transaction closing costs amounted to approximately $0.1 million and $3.9 million, respectively.

The following unaudited pro forma summary presents consolidated information of the Company as if the business combination had occurred on January 1, 2016. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been consummated as of that time or that may result in the future.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenues:
As reported	$4,729,411	$2,937,863	$10,757,683	$7,333,493
Proforma	$4,729,411	$19,608,202	$29,021,453	$63,484,513

Net loss
As reported	$(15,202,715)	$(4,331,239)	$(30,776,173)	$(14,956,043)
Proforma	$(15,202,715)	$(21,484,499)	$(40,029,464)	$(51,967,975)

Basic and diluted net loss per share:
As reported	$(0.59)	$(0.34)	$(1.67)	$(1.26)
Proforma	$(0.59)	$(0.83)	$(1.55)	$(2.10)

4.	DEBT

A summary of outstanding senior notes payable is as follows:

	September 30, 2017	December 31, 2016

Oxford - Gross proceeds	$20,000,000	$20,000,000
Paydown of principal balance	(4,444,444)	—
	15,555,556	20,000,000

Less:
Debt discount	(1,021,216)	(1,567,249)
Current portion	—	(6,111,111)

Senior notes payable	$14,534,340	$12,321,640

Senior Notes Payable

On June 19, 2015, the Company entered into a Loan and Security Agreement (the “LSA”) with Oxford Finance, LLC (“Oxford”), for up to $21.0 million of debt financing in two term loan tranches. The first term loan tranche of $16.0 million from the LSA (the “Term A Loan”) was primarily used to repay the Company’s previous debt facility with Hercules Technology Growth Capital, Inc. dated December 2012. On May 13, 2016, the Company amended the LSA with Oxford (the “Amended LSA”) which provided ADMA with an additional $4.0 million term loan (the “Term B Loan”), which brings the total principal amount borrowed to $20.0 million. The outstanding term loans bear interest at a rate per annum equal to the greater of (i) 7.80% and (ii) the sum of (a) the three-month U.S. LIBOR rate (as reported in The Wall Street Journal) on the date occurring on the last business day of the month that immediately precedes the month in which the interest will accrue, plus (b) 7.54% on the outstanding principal balance. The effective interest rates for the Term A Loan and the Term B Loan, including backend fees equal to 8.95% of the total funded amount, are 11.4% and 13.04%, respectively. The Company began repaying the principal balance on February 1, 2017 in equal installments for a period of 36 months, unless accelerated as a result of certain events of default. The backend fees are due at the earlier of loan maturity or prepayment, with all term loans maturing no later than January 1, 2020. As of September 30, 2017 and December 31, 2016, the loans are secured by the Company’s assets, except for its intellectual property (which is subject to a negative pledge). The LSA contains customary representations, warranties and covenants, including limitations on incurring indebtedness, engaging in mergers or acquisitions and making investments, distributions or transfers. The Company was in compliance with all such covenants as of September 30, 2017.

In the event the Company prepays a term loan for any reason, the Company is obligated to pay a prepayment charge corresponding to a percentage of the principal amount of the applicable term loan prepaid. The Amended LSA further modified the fees payable by the Company on mandatory or voluntary prepayment of a term loan prior to its maturity date as follows:  (i) for a prepayment made on or after the funding date of the applicable term loan through and including the first anniversary of its funding date, an amount equal to 3.00% of the principal amount of the term loan prepaid; (ii) for a prepayment made after the first anniversary of the funding date of the applicable term loan through and including the second anniversary of such funding date, an amount equal to 2.00% of the principal amount of such term loan prepaid; and (iii) for a prepayment of a term loan made after the second anniversary of its funding date and prior to its maturity date, an amount equal to 1.00% of the principal amount of the term loan prepaid.

Pursuant to the Amended LSA, (i) the Company paid a total facility fee of $125,000; (ii) certain adjustments were made to the time periods for any applicable prepayment fees; and (iii) certain defined terms were adjusted, including a new February 1, 2017 amortization date. The Amended LSA further provided for customary representations, warranties and covenants for the Company. Except as otherwise amended, the Amended LSA did not alter the terms of the LSA.

On October 10, 2017, the Company entered into a Credit Agreement (the “Credit Agreement”) with Marathon Healthcare Finance Fund, L.P. (“Marathon” or the “Lender”) where by the Company received a $30.0 million senior secured term loan from Marathon. A portion of the net proceeds was used to retire all outstanding amounts due under the Amended LSA (see Note 13).

Related Party Note Payable

A summary of the outstanding related party note payable is as follows:

	September 30, 2017	December 31, 2016
Biotest - Gross proceeds	$15,000,000	$—

Less:
Debt discount	(165,304)	—

Note payable - related party	$14,834,696	$—

In connection with the acquisition of the Biotest Assets (see Note 3), ADMA BioManufacturing issued a subordinated note payable to BPC and in connection therewith received cash proceeds of $15.0 million. The note bears interest at a rate of 6.0% per annum and matures on June 6, 2022. The Company is obligated to make semi-annual interest payments, with all principal and unpaid interest due at maturity. The note is subordinate to the senior note payable with Oxford. In the event of default, all principal and unpaid interest is due on demand. The subordinated note also contains several non-financial covenants with which the Company was in compliance as of September 30, 2017. The Company incurred $0.2 million of debt issuance costs in connection with the issuance of this note, which were recorded as a debt discount. The debt discount is being amortized as interest expense over the term of the note.

5.	STOCKHOLDERS’ EQUITY (DEFICIT)

In connection with the acquisition of the Biotest Assets (see Note 3), the Company issued 4,295,580 shares of its voting common stock and 8,591,160 shares of its non-voting common stock. The rights and preferences of the non-voting common stock are substantially similar to those of the common stock. BPC is prohibited, without the prior written consent of the Company’s Board of Directors, from selling or otherwise “Transferring” (as defined in that certain Stockholders Agreement, dated as of June 6, 2017, by and between the Company and BPC (the “Stockholders Agreement”)) such shares of voting common stock and non-voting common stock for six months following the acquisition of BTBU (the “Lock-Up Period”) and is thereafter, for a period of three years from and after the expiration of the Lock-Up Period (the “Standstill Period”), prohibited from selling, or otherwise Transferring, shares of the Company in excess of 15% of the issued and outstanding shares of voting common stock in a 12-month period (calculated on an as-converted basis), subject to certain exceptions set forth in the Stockholders Agreement. The non-voting common stock will (A) automatically convert into voting common stock upon the earliest to occur of the following: (i) the expiration or earlier termination of the Standstill Period, (ii) immediately prior to the consummation of any Liquidation Event (as defined in the Stockholders Agreement), (iii) immediately prior to a Company Insolvency Matter (as defined in the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”)); (B) automatically convert upon the consummation of a Permitted Sale (as defined in the Certificate of Incorporation); and (C) be convertible, at the option of BPC, upon (i) a Market Sale (as defined in the Certificate of Incorporation), and (ii) upon certain Dilutive Issuances (as defined in the Certificate of Incorporation).

On May 3, 2016, the Company completed an underwritten public offering of 2,176,154 shares of its common stock, for gross proceeds of approximately $14.1 million. Net proceeds from this offering were approximately $12.9 million, after payment of underwriting discounts and offering expenses of approximately $1.2 million. The shares were sold under a shelf registration statement on Form S-3 (File No. 333-200638) that was declared effective by the SEC on December 23, 2014.

Equity incentive plan

The fair value of stock options granted under the Company’s 2007 Employee Stock Option Plan (the “2007 Plan”) and the ADMA Biologics, Inc. 2014 Omnibus Incentive Compensation Plan, as amended and restated (the “2014 Plan”), was determined on the date of grant using the Black-Scholes option valuation model. The Black-Scholes model was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of certain subjective assumptions including the expected stock price volatility. The stock options granted to employees and directors have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Because there has been limited data related to the Company's common stock, similar public companies and a pro rata percentage of the Company’s common stock volatility were used for calculating ADMA’s volatility for use in the fair value computation of stock option grants under the Black-Scholes methodology. The following assumptions were used to determine the fair value of options granted during the nine months ended September 30, 2017 and 2016:

	Nine Months Ended	Nine Months Ended
	September 30, 2017	September 30, 2016

Expected term	5.8 - 6.3 years	5.8 - 6.3 years
Volatility	58-64%	51-52%
Dividend yield	0.0	0.0
Risk-free interest rate	1.60-2.29%	1.54-1.79%

The weighted average remaining contractual life of stock options outstanding and expected to vest at September 30, 2017 is 8.0 years. The weighted average remaining contractual life of stock options exercisable at September 30, 2017 is 5.7 years.

A summary of the Company’s option activity under the 2007 Plan and 2014 Plan and related information is as follows:

	Nine Months Ended
	September 30, 2017
	Shares	Weighted Average Exercise Price

Outstanding at beginning of period	1,535,187	$7.90

Forfeited	(87,324)	$8.03
Expired	(13,727)	$8.60
Granted	1,942,595	$3.76
Exercised	(93,939)	$2.68
Outstanding at end of period and expected to vest	3,282,792	$5.59

Options exercisable	1,275,001	$7.88

During the nine months ended September 30, 2017, an aggregate of 91,139 option shares were exercised in cashless exercise transactions resulting in the issuance of an aggregate of 17,123 shares of common stock, and an aggregate of 2,800 option shares were exercised for cash. Stock-based compensation expense for the three and nine months ended September 30, 2017 and 2016 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Research and development	$141,405	$95,076	$262,822	$383,909
Plasma centers	10,341	15,289	36,288	40,044
Selling, general and administrative	331,946	152,598	726,062	572,135
Cost of goods sold	22,038	—	27,798	—

Total stock-based compensation expense	$505,730	$262,963	$1,052,970	$996,088

As of September 30, 2017, the Company had $4.5 million of unrecognized compensation expense related to options granted under the Company’s equity incentive plans, which is expected to be recognized over a weighted-average period of 2.9 years.

6.	INVENTORIES

The following table provides the components of inventories:

	September 30, 2017	December 31, 2016

Raw materials	$10,350,535	$5,020,146
Work-in-progress	801,074	—
Finished goods	2,267,362	—
Total inventories	$13,418,971	$5,020,146

Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out method. Finished goods inventories as of September 30, 2017 is comprised of Nabi-HB, recorded at fair value as part of the purchase price allocation of the Biotest Assets acquired. Raw materials includes materials expected to be used in the production of RI-002, as there are alternative uses for these materials. All other activities and materials associated with the production of inventories used in research and development activities are expensed as incurred.

7.	INTANGIBLE ASSETS

Intangible assets at September 30, 2017 and December 31, 2016 consist of the following:

	September 30, 2017			December 31, 2016
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Trademark and other intangible rights related to Nabi-HB®	$4,100,046	$185,478	$3,914,568	$—	$—	$—
Right to intermediates	907,421	41,050	866,371	—	—	—
Customer contract	1,076,557	120,321	956,236	—	—	—
Total	$6,084,024	$346,849	$5,737,175	$—	$—	$—

Under the previous contract manufacturing agreement between ADMA and BPC, intermediate by-products derived from the manufacture of RI-002 were property of Biotest. As a result of the transaction, ADMA now has the right to these intermediate products. The customer contract pertains to a contract manufacturing agreement with a third party that the Company assumed upon the completion of the acquisition of the Biotest Assets. Amortization expense related to these acquisition-related intangible assets for the three and nine months ended September 30, 2017 was $0.3 million. Estimated aggregate future aggregate amortization expense for the next five years is expected to be as follows:

Remainder of 2017	$273,828
2018	1,095,314
2019	1,095,314
2020	816,675
2021	715,352

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and related accumulated depreciation are summarized as follows:

	September 30, 2017	December 31, 2016
Manufacturing and laboratory equipment	$7,901,218	$306,411
Office equipment and computer software	726,354	188,277
Furniture and fixtures	473,638	1,030,257
Leasehold improvements	1,473,693	2,699,104
Land	4,339,441	—
Buildings	15,660,559	—
	30,574,903	4,224,049
Less: Accumulated depreciation and amortization	(819,362)	(2,223,265)
	$29,755,541	$2,000,784

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the asset’s estimated useful life. Land is not depreciated. The buildings were assigned a useful life of 30 years. Property and equipment other than land and buildings have useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of the lease term or their estimated useful lives.

9.	RELATED PARTY TRANSACTIONS

The Company leases an office building and equipment from Areth, LLC (“Areth”) pursuant to a shared services agreement on a month-to-month basis of which terms were amended by the Company’s Board of Directors in June 2016. Rent expense amounted to $48,000 for the three months ended September 30, 2017 and 2016, and $144,000 for the nine months ended September 30, 2017 and 2016. Areth is a company controlled by Dr. Jerrold B. Grossman, the Company’s Vice Chairman, and Adam S. Grossman, the Company’s President and Chief Executive Officer. The Company pays Areth monthly fees for the use of such office space and for other information technology, general warehousing and administrative services. Effective October 1, 2017, monthly rent on this facility was reduced to $10,000. The Company also reimburses Areth for office and building related (common area) expenses, equipment and certain other operational expenses, which have not been material to the condensed consolidated financial statements for the nine months ended September 30, 2017 and 2016.

The Company maintains deposits and other accounts at Lakeland Bankcorp, Inc., formerly Pascack Bankcorp, a bank of which Dr. Grossman served as a director through January 2016, and which was approximately 5%-owned by members of the Grossman family. Pascack Bankcorp was acquired by Lakeland Bancorp, Inc. in January 2016 and Dr. Grossman is currently a member of the Corporate Advisory Council of Lakeland Bancorp Inc.

As of September 30, 2017, the Company has a $15.0 million subordinated note payable to BPC (see Note 4), and recognized interest expense on this note for the three and nine months ended September 30, 2017 in the amount of $0.2 million and $0.3 million, respectively.

For the three and nine months ended September 30, 2017 and 2016, the Company recognized revenues under its out-licensing agreement with Biotest of approximately $36,000 and $0.1 million, respectively. Deferred revenue of $2.7 million and $2.8 million as of September 30, 2017 and December 31, 2016, respectively, is related to this agreement.

Biotest is the Company’s largest customer for the sale of normal source plasma. Plasma sales to Biotest for the three and nine months ended September 30, 2017 were $2.8 million and $7.3 million, respectively. Plasma sales to Biotest for the three and nine months ended September 30, 2016 were $2.3 million and $6.1 million, respectively. Accounts receivable includes $0.9 million and $1.0 million due from Biotest as of September 30, 2017 and December 31, 2016, respectively. Additionally, Biotest is a supplier of plasma to ADMA, with the Company purchasing approximately $1.7 million and $1.2 million of plasma in the nine months ended September 30, 2017 and 2016, respectively. Included in accounts payable is $1.4 million and $0.1 million due to Biotest as of September 30, 2017 and December 31, 2016, respectively. The following table summarizes the related party balances with Biotest:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Sale and purchase of plasma
Product revenue	$2,808,640	$2,267,051	$7,262,915	$6,107,240
Purchases	1,411,500	326,820	1,735,640	1,215,075

License revenue	35,708	35,708	107,125	107,125

Interest expense	230,000	—	290,000	—

	September 30,	December 31,
	2017	2016
Accounts receivable	$876,551	$969,675
Prepaid expenses and other current assets	91,222	—
Accounts payable	1,393,667	82,427
Accrued expenses	222,671	—
Note payable, net of discount	14,834,696	—
Accrued interest	290,000	—
Deferred revenue	2,725,741	2,832,867

In connection with the acquisition of the Biotest Assets, the Company entered into a Transition Services Agreement with BPC pursuant to which each of the Company and BPC agreed to provide transition services to the other party, including services related to finance, human resources, information technologies, leasing of equipment and clinical and regulatory services for a period of up to 24 months after the June 6, 2017 closing date, as well as agreements to lease certain laboratory space within the Boca Facility to BPC for a period of up to 24 months after the closing date of the acquisition transaction. As of September 30, 2017, $0.2 million was payable by the Company to BPC for services rendered and expenses incurred on behalf of the Company related to these agreements. This amount is reflected in accrued expenses in the accompanying consolidated balance sheet.

Under the terms of the acquisition of the Biotest Assets, the Company will transfer ownership of two plasma collection centers to BPC on January 1, 2019. The Company has estimated the fair value of these assets to be $12.6 million, and the obligation to transfer these assets to Biotest is reflected in non-current liabilities in the accompanying consolidated balance sheet as of September 30, 2017.

10.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is and may become subject to certain legal proceedings and claims arising in connection with the normal course of its business. In the opinion of management, there are currently no claims that would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Operating leases

In connection with the acquisition of the Biotest Assets, the Company assumed two warehouse leases in Boca Raton, FL for additional storage space for raw materials, spare parts and other supplies related to its business. These leases expire on December 31, 2017 and July 31, 2018, respectively. The aggregate minimum lease payments for these two leases are approximately $9,000 per month. Additionally, in September 2016, BPC entered into a lease for 36 months for certain specialized equipment related to process development. This equipment is utilized by the Company and the Company reimburses BPC in the approximate amount of $3,500 per month.

On February 17, 2017, ADMA BioCenters entered into a lease (the “Lease”) with Home Center Properties, LLC, a Georgia limited liability company (“Landlord”), for approximately 12,167 square feet located at 166 Earnest W. Barrett Parkway, Marietta, GA (the “Premises”). ADMA BioCenters will utilize the Premises as a facility specializing in the collection of human plasma and blood, general office administration and any other related use. The Lease has an initial term of approximately eight years and nine months (the “Initial Term”), commencing July 1, 2017 (the “Lease Commencement Date”), with rent payments commencing 150 days after the Lease Commencement Date. ADMA BioCenters’ total monthly cost of the Premises (inclusive of Landlord’s “Operating Costs”, “Taxes” and “Insurance Charges” (as such terms are defined in the Lease)) will range from approximately $20,000 to $27,000 during the Initial Term. Provided that the Lease is in full force and effect and that there has been no event of default (as defined in the Lease) beyond the expiration of any applicable notice and cure period, ADMA BioCenters has the option to extend the term of the Lease for two additional periods of five years each (each, an “Extension Term”), each Extension Term on the same terms, covenants and conditions as the Lease, with the rent for each Extension Term to equal the mutually agreed fair market value of the Premises on the commencement of such Extension Term. The Lease also contains customary default provisions, representations, warranties and covenants.

Contract filler agreement

The Company has an agreement with a third party to fill and package RI-002. This contract filler is also the only provider approved by the FDA to fill and package Nabi-HB and Bivigam. The Company has been working this contract filler to fill Nabi-HB and Bivigam on an as-needed basis in accordance with the Company’s commercial and production requirements, and expects to continue to be able to do so. The Company has entered into a statement of work which covers the commercial filling of Nabi-HB for the foreseeable future. There can be no assurances, however, that this contract filler will be able to continue to fill and package Nabi-HB and Bivigam on terms that are acceptable to the Company.

Contract manufacturing agreement

In connection with the acquisition of the Biotest Assets, the Company acquired all of the rights and assumed all of the obligations under an existing agreement with a third party related to the fractionation of plasma provided by the third party. The agreement terminates on December 31, 2020, with 2020 being a wind-down year. All other years contemplate minimum production requirements as well as a payment due to the counterparty to the contract of $1.5 million per year if a minimum of 11 batches are not manufactured in that year and no other breach or default has occurred.

Post-marketing commitments

In connection with the approval of the BLA for Bivigam, on December 19, 2012 Biotest committed to perform two additional post-marketing studies, a pediatric study to evaluate the efficacy and safety of Bivigam in children and adolescents, and a post-authorization safety study to further assess the potential risk of hypotension and hepatic and renal impairment in Bivigam-treated patients with primary humoral immunodeficiency. These studies are still pending completion, ADMA has assumed the remaining obligations, and the costs of the studies will be expensed as incurred as research and development expenses. The Company currently expects both studies to be completed by the end of 2021. However, the timing of the completion of these studies is dependent upon the availability of Bivigam and the completion of the planned manufacturing process improvements.

11.	SEGMENTS

The Company is engaged in the manufacture, marketing and development of specialty plasma-derived biologics. The Company’s operating segments reflect the consummation of the Biotest Transaction on June 6, 2017 (see Notes 1 and 3), and the nature of its operations subsequent to the close of the transaction. The Company’s ADMA BioManufacturing segment reflects the Company’s immune globulin manufacturing and development operations in Florida, acquired on June 6, 2017 (see Note 3). The Plasma Collection Centers segment consists of two FDA-licensed source plasma collection facilities located in Georgia, with a third collection center scheduled to open in late 2017 (see Note 10). The Corporate segment includes general and administrative overhead expenses. The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources. The Company’s CODM is its President and Chief Executive Officer. Summarized financial information concerning reportable segments is shown in the following tables:

Three Months Ended September 30, 2017
	ADMA BioManufacturing	Plasma Collection Centers	Corporate	Consolidated

Revenues	$1,879,921	$2,813,782	$35,708	$4,729,411

Cost of product revenue	9,552,128	1,738,988	—	11,291,116

Gross (loss) profit	(7,672,207)	1,074,794	35,708	(6,561,705)

Loss from operations	(10,532,500)	(507,900)	(3,387,360)	(14,427,760)

Other expense, net	(237,548)	—	(537,407)	(774,955)

Net loss	(10,770,048)	(507,900)	(3,924,767)	(15,202,715)

Total assets	55,452,496	3,517,274	13,843,710	72,813,480

Depreciation and amortization expense	723,098	102,263	10,710	836,071

Three Months Ended September 30, 2016
	ADMA BioManufacturing	Plasma Collection Centers	Corporate	Consolidated

Revenues	$—	$2,902,155	$35,708	$2,937,863

Cost of product revenue	—	1,735,771	—	1,735,771

Gross profit	—	1,166,384	35,708	1,202,092

Loss from operations	—	(316,202)	(3,420,670)	(3,736,872)

Other expense, net	—	—	(594,367)	(594,367)

Net loss	—	(316,202)	(4,015,037)	(4,331,239)

Total assets	—	2,707,636	24,787,750	27,495,386

Depreciation and amortization expense	—	103,493	13,815	117,308

Nine Months Ended September 30, 2017
	ADMA BioManufacturing	Plasma Collection Centers	Corporate	Consolidated

Revenues	$2,419,144	$8,231,414	$107,125	$10,757,683

Cost of product revenue	12,050,984	5,190,438	—	17,241,422

Gross (loss) profit	(9,631,840)	3,040,976	107,125	(6,483,739)

Loss from operations	(13,650,801)	(1,621,364)	(13,494,466)	(28,766,631)

Other expense, net	(299,535)	—	(1,710,007)	(2,009,542)

Net loss	(13,950,336)	(1,621,364)	(15,204,473)	(30,776,173)

Capital expenditures	360,000	291,194	15,263	666,457

Depreciation and amortization expense	881,496	309,606	40,163	1,231,265

Nine Months Ended September 30, 2016
	ADMA BioManufacturing	Plasma Collection Centers	Corporate	Consolidated

Revenues	$—	$7,226,368	$107,125	$7,333,493

Cost of product revenue	—	4,346,433	—	4,346,433

Gross profit	—	2,879,935	107,125	2,987,060

Loss from operations	—	(1,177,371)	(12,208,887)	(13,386,258)

Other expense, net	—	—	(1,569,785)	(1,569,785)

Net loss	—	(1,177,371)	(13,778,672)	(14,956,043)

Capital expenditures	—	46,304	17,082	63,386

Depreciation and amortization expense	—	311,012	40,690	351,702

12.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Supplemental cash flow information for the nine months ended September 30, 2017 and 2016 is as follows:

	2017	2016
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$1,217,524	$1,104,417
Noncash Financing and Investing Activities:
Assets acquired through the issuance of common stock and liabilities assumed	$60,161,629	$—
Equipment acquired reflected in accounts payable and accrued liabilities	$1,363,563	$—
End of term liability for Oxford Note Payable	$—	$358,000
Warrants issued in connection with note payable	$—	$86,300

13.	SUBSEQUENT EVENTS

On October 10, 2017 (the “Marathon Closing Date”), the Company entered into the Credit Agreement with Marathon and Wilmington Trust, National Association, as the administrative agent for the Lender (the “Administrative Agent”) (see Note 4). The Credit Agreement provides for a senior secured term loan facility in an aggregate amount of up to $40.0 million (collectively, the “Credit Facility”), comprised of (i) a term loan made on the Marathon Closing Date in the principal amount of $30.0 million (the “Tranche One Loan”), and (ii) an additional term loan to be made in the maximum principal amount not to exceed $10.0 million (the “Tranche Two Loan” and, together with the Tranche One Loan, the “Loans”), which Tranche Two Loan availability is subject to the satisfaction of certain conditions, including, but not limited to, those described below. The Loans each have a maturity date of April 10, 2022 (the “Maturity Date”), subject to acceleration pursuant to the Credit Agreement, including upon an Event of Default (as defined in the Credit Agreement).

On the Marathon Closing Date, the Company used approximately $17.0 million of the Tranche One Loan to retire and pay in full the Company’s existing credit facility with Oxford and all of the obligations thereunder in accordance with the terms of the LSA, as amended by the Amended LSA, including the end-of-term liability of $1.8 million and prepayment penalties of $0.2 million. The Company also (i) used $5.5 million of the Tranche One Loan to pre-fund a debt service reserve account in accordance with the terms of the Credit Agreement, and (ii) paid diligence fees, legal and other expenses associated with the Credit Facility in the amount of approximately $1.5 million, which fees exclude a deferred facility fee to Marathon equal to 9.20% of the Tranche One Loan payable at maturity. The Company intends to use the remaining approximately $6.0 million of proceeds for the continued remediation of the issues identified in the CRL and the Warning Letter and for general corporate purposes.

The obligation of Marathon to make the Tranche Two Loan is subject to the satisfaction of certain conditions related to FDA approval for specified products and the Company’s financial condition, including, without limitation, the following: (a) (i) the FDA must validate the improved manufacturing process of Bivigam and (ii) not less than $0.5 million in net revenue must be generated in calendar year 2018 from the sale in the U.S. of Bivigam; or (b) (i) the FDA must approve the commercialization of RI-002 and (ii) not less than $0.5 million in net revenue must be generated in calendar year 2019 from the sale in the U.S. of RI-002.

On the Marathon Closing Date, the Company issued a promissory note in favor of the Administrative Agent in the principal amount of $30.0 million (the “Tranche One Note”), evidencing the Company’s indebtedness resulting from the Tranche One Loan.

Borrowings under the Credit Agreement bear interest at a rate per annum equal to LIBOR plus 9.50% with a 1% LIBOR floor; provided, however, that in the event that the Company achieves sales of not less than $61.7 million for the 2018 calendar year and the Tranche Two Loan has been funded, then the interest rate on the borrowings under the Credit Agreement will decrease to LIBOR plus 7.75% with a 1% LIBOR floor. During an Event of Default under the Credit Agreement, the outstanding amount of indebtedness under the Credit Agreement will bear interest at a rate per annum equal to the interest rate then applicable to the borrowings under the Credit Agreement plus 5% per annum. Quarterly cash interest payments are due the first business day of each March, June, September and December, beginning on December 1, 2017.

The Company will pay Marathon a facility fee in an amount equal to 9.20% of the amount funded, payment of which is deferred until the Maturity Date pursuant to the terms of the Credit Agreement. Commencing on October 10, 2020, and on the first business day of each month, the Company is required to make principal payments on the Tranche One Loan (and Tranche Two Loan in the event it shall have been funded) in equal monthly installments over 18 months, subject to certain conditions in the Credit Agreement. The outstanding principal amount of the Loans, together with all accrued interest thereon, is due on the Maturity Date.

As consideration for the Credit Agreement, the Company issued warrants to purchase an aggregate of 339,301 shares of the Company’s common stock to the Lender and certain of its affiliates (the “Tranche One Warrants”). The Tranche One Warrants, which the Company valued at $0.6 million, have (i) an exercise price equal to $3.0946, which was the trailing 10-day volume weighted-average price of the Company’s common stock prior to the Marathon Closing Date, and (ii) an expiration date of October 10, 2024. The Company issued the Tranche One Warrants in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”). The Tranche One Warrants and the shares of common stock issuable thereunder may not be offered, sold, pledged or otherwise transferred in the U.S. absent registration or an applicable exemption from the registration requirements under the Securities Act.

Based on the fair value of the Tranche One Warrants, the facility fee and the fees and expenses associated with obtaining the Credit Facility, the effective interest rate on the Tranche One Note is approximately 16.5%. The Company’s obligations under the Credit Agreement are secured by a first-priority lien and security interest in substantially all of the Company’s assets, including a mortgage on the Boca Facility, and those of the Company’s subsidiaries as well as all of the equity interests in each subsidiary.

The Credit Agreement contains market representations and warranties, affirmative covenants, negative covenants, financial covenants, and conditions that are customarily required for similar financings. The affirmative covenants, among other things, require the Company to undertake various reporting requirements. The negative covenants restrict or limit the ability of the Company and its subsidiaries to, among other things, incur new indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to the Company’s business activities; sell or otherwise dispose of assets; repurchase stock, pay dividends; repay certain other indebtedness; engage in certain affiliate transactions; or enter into any other agreements that restrict the Company’s ability to make loan repayments. In addition, the Company may not permit its liquidity, defined in the Credit Agreement as cash held in the debt service reserve account and any other deposit account subject to a control agreement with the Administrative Agent, to be less than $5.5 million at any time. The Credit Agreement also required the establishment of the debt service reserve account. The Company is currently required to maintain a minimum balance in this account of $5.5 million. Upon the satisfaction of certain conditions related to some of the Company’s leased properties, the minimum required balance in the debt service reserve account will be reduced to $4.0 million.

The Credit Agreement also contains customary Events of Default which include, among others, non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties, bankruptcy and insolvency events, material judgments, cross-defaults to material contracts and events constituting a change of control. The occurrence of an Event of Default could result in, among other things, the termination of commitments under the Credit Facility and the declaration that all outstanding Loans are immediately due and payable in whole or in part.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

ADMA Biologics, Inc.

We have audited the accompanying consolidated balance sheets of ADMA Biologics, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ (deficiency) equity, and cash flows for the years then ended. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ADMA Biologics, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As further discussed in Note 1 to the accompanying consolidated financial statements, management believes that the Company will continue to incur net losses and negative net cash flows from operating activities through the drug development, approval and commercialization preparation process. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CohnReznick LLP

Roseland, New Jersey February 24, 2017

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015

	December 31,	December 31,
	2016	2015

ASSETS
Current Assets:
Cash and Cash Equivalents	$9,914,867	$10,440,959
Short-Term Investments	5,390,184	6,368,177
Accounts Receivable	1,018,027	924,468
Inventories	5,020,146	3,445,773
Prepaid Expenses	313,914	111,027
Total Current Assets	21,657,138	21,290,404

Property and Equipment at Cost, Net	2,000,784	2,396,950
Other Assets:
Deposits	27,163	27,163
Total Other Assets	27,163	27,163

TOTAL ASSETS	$23,685,085	$23,714,517

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY
Current Liabilities:
Accounts Payable	$2,564,681	$2,087,855
Accrued Expenses	2,385,356	1,968,384
Current Portion of Note Payable	6,111,111	—
Current Portion of Deferred Revenue	145,154	145,154
Current Portion of Leasehold Improvement Loan	16,559	15,139
Total Current Liabilities	11,222,861	4,216,532
Notes Payable, Net of Debt Discount	12,321,640	14,247,212
End of Term Liability, Notes Payable	1,790,000	1,432,000
Deferred Revenue, Net of Current Portion	2,690,033	2,832,867
Deferred Rent Liability	98,116	128,676
Leasehold Improvement Loan, Net of Current Portion	19,697	36,256
TOTAL LIABILITIES	28,142,347	22,893,543
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIENCY) EQUITY
Common Stock $0.0001 par value 75,000,000 shares
authorized, and 12,886,741 and 10,713,087 shares issued
and outstanding as of December 31, 2016 and December 31, 2015,
respectively	1,289	1,072
Additional Paid-In Capital	102,476,267	88,239,569
Accumulated Deficit	(106,934,818)	(87,419,667)
TOTAL STOCKHOLDERS' (DEFICIENCY) EQUITY	(4,457,262)	820,974
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY	$23,685,085	$23,714,517

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2016 and 2015

	2016	2015

REVENUES:
Product revenue	$10,518,203	$7,050,283
License and other revenue	142,834	127,350
Total Revenues	10,661,037	7,177,633

OPERATING EXPENSES:
Cost of product revenue	6,360,761	4,311,461
Research and development	7,688,238	7,015,946
Plasma centers	5,447,691	4,618,065
General and administrative	8,494,742	6,745,968

TOTAL OPERATING EXPENSES	27,991,432	22,691,440

LOSS FROM OPERATIONS	(17,330,395)	(15,513,807)

OTHER INCOME (EXPENSE):
Interest income	50,317	37,830
Interest expense	(2,239,569)	(1,842,716)
Other income	4,496	—
Change in fair value of stock warrants	—	67,860
Loss on extinguishment of debt	—	(719,097)
OTHER EXPENSE, NET	(2,184,756)	(2,456,123)

NET LOSS	$(19,515,151)	$(17,969,930)

NET LOSS PER COMMON SHARE,
Basic and Diluted	$(1.61)	$(1.73)

WEIGHTED AVERAGE SHARES
OUTSTANDING, Basic and Diluted	12,153,407	10,412,305

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIENCY) EQUITY
Years Ended December 31, 2016 and 2015

	Common Stock		Additional
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Total

Balance - December 31, 2014	9,291,823	$929	$75,457,458	$(69,449,737)	$6,008,650

Stock-based compensation	—	—	1,711,047	—	1,711,047
Issuance of common stock, net	1,408,750	141	10,245,239	—	10,245,380
Stock issued in connection with stock options exercised	7,514	1	49,226	—	49,227
Restricted stock	5,000	1	(1)	—	—
Elimination of warrant liability	—	—	408,900	—	408,900
Warrants issued in connection with note payable	—	—	367,700	—	367,700
Net loss	—	—	—	(17,969,930)	(17,969,930)

Balance - December 31, 2015	10,713,087	1,072	88,239,569	(87,419,667)	820,974
Stock-based compensation	—	—	1,250,074	—	1,250,074
Issuance of common stock, net	2,176,154	217	12,900,324	—	12,900,541
Restricted stock	(2,500)	—	—	—	—
Warrants issued in connection with note payable	—	—	86,300	—	86,300
Net loss	—	—	—	(19,515,151)	(19,515,151)

Balance - December 31, 2016	12,886,741	$1,289	$102,476,267	$(106,934,818)	$(4,457,262)

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2016 and 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(19,515,151)	$(17,969,930)
Adjustments to reconcile net loss to net
cash used in operating activities:
Depreciation and amortization	469,576	469,821
Stock-based compensation	1,250,074	1,711,047
Warrant liability	—	(67,860)
Amortization of debt discount	676,943	353,635
Amortization of deferred financing costs	—	39,717
Payment-in-kind interest	—	124,536
Amortization of license and other revenue	(142,834)	(127,350)
Loss on extinguishment of debt	—	719,097
Changes in operating assets and liabilities:
Accounts receivable	(93,559)	(540,507)
Inventories	(1,574,373)	(1,737,010)
Prepaid expenses	(202,887)	32,559
Accounts payable	476,826	202,994
Accrued expenses	416,972	(199,615)
Deferred revenue	—	1,525,000
Deferred rent liability	(30,560)	45,462
Net cash used in operating activities	(18,268,973)	(15,418,404)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(15,680,000)	(18,130,000)
Redemptions of short-term investments	16,657,993	16,414,498
Purchase of property and equipment	(73,410)	(26,073)
Net cash provided by (used in) investing activities	904,583	(1,741,575)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Oxford note payable	4,000,000	16,000,000
Proceeds from issuance of common stock	14,145,000	10,257,380
Proceeds from stock options exercised	—	49,227
Repayment of Hercules note payable	—	(15,300,781)
Prepayment penalty of early extinguishment of note payable	—	(229,512)
Payment of debt issuance costs	(47,104)	(228,065)
Payment of Hercules end of term fee	—	(132,500)
Equity issuance costs	(1,244,459)	—
Payments of leasehold improvement loan	(15,139)	(13,841)
Net cash provided by financing activities	16,838,298	10,401,908
NET DECREASE IN CASH AND CASH EQUIVALENTS	(526,092)	(6,758,071)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,440,959	17,199,030
CASH AND CASH EQUIVALENTS - END OF YEAR	$9,914,867	$10,440,959
SUPPLEMENTAL INFORMATION:
Cash paid for interest	$1,530,235	$1,326,788
Supplemental Disclosure of Noncash Financing Activities:
Reclassification of equity issuance costs to additional paid-in capital	$—	$12,000
Warrants issued in connection with note payable	$86,300	$367,700
End of term liability in connection with note payable	$358,000	$1,432,000
Elimination of warrant liability	$—	$408,900

See notes to consolidated financial statements

ADMA BIOLOGICS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

1. ORGANIZATION AND BUSINESS

ADMA Biologics, Inc. (“ADMA” or the “Company”) is a late stage biopharmaceutical company that develops, manufactures, and intends to commercialize specialty plasma-derived biologics for the proposed treatment of immune deficiencies and prevention of certain infectious diseases. The Company’s targeted patient populations include immune-compromised individuals who suffer from an underlying immune deficiency disease or who may be immune-suppressed for medical reasons. ADMA also operates through its wholly-owned subsidiary, ADMA Bio Centers Georgia Inc., (“ADMA BioCenters”), a source plasma collection business with U.S. Food and Drug Administration (“FDA”) approved facilities in Norcross, Georgia and Marietta, Georgia. Each facility holds certifications from the German Health Authority (“GHA”) and the Korean Ministry of Food and Drug Safety (“MFDS”). ADMA BioCenters supplies ADMA with a portion of its raw material plasma for the manufacture of RI-002, ADMA’s lead product candidate, which the Company is currently developing for the treatment of Primary Immune Deficiency Disease (“PIDD”). A Biologics License Application (“BLA”) for RI-002 was submitted to the FDA and accepted for review during the third quarter of 2015 for the treatment of PIDD. In July 2016, the FDA issued a Complete Response Letter (“CRL”) to the Company for its BLA for RI-002. The CRL did not cite any concerns with the clinical safety or efficacy data for RI-002 submitted in the BLA, nor did the FDA request any additional clinical studies be completed prior to FDA approval of RI-002. The FDA identified in the CRL, among other things, certain outstanding inspection issues and deficiencies at the Company’s third-party contract manufacturers and vendors and requested documentation of corrections for a number of those issues. The FDA indicated in the CRL that it cannot grant final approval of the BLA until, among other things, these deficiencies are resolved. Since receiving the CRL, the Company has worked diligently with its contract fill and finisher as well as the contract testing laboratory. The Company has also continued to work with its third-party contract manufacturer, Biotest Pharmaceuticals Corporation (“BPC”), and on January 21, 2017, the Company signed a definitive acquisition agreement to acquire certain manufacturing and therapy-related assets from Biotest in Boca Raton, Florida, a wholly-owned subsidiary of Biotest Aktiengesellschaft (“Biotest”) in efforts to address the CRL and remediate the outstanding warning letter at the manufacturing facility. The acquisition of certain manufacturing and therapy-related assets of Biotest (the “Proposed Acquisition”) is anticipated to close during the first half of 2017. The Company and its vendors are awaiting certain feedback from the agency on submissions already made and the Company intends to provide a timeline for resubmission of the BLA for RI-002 as soon as practicable.

The Company has experienced net losses and negative cash flows from operations since inception in 2004 and expects these conditions to continue for the foreseeable future. Since inception, the Company has needed to raise capital from the sales of its equity securities and debt financings to sustain operations. In May 2016, the Company completed an underwritten public offering of its common stock, raising gross proceeds of approximately $14.1 million, and subsequently borrowed an additional $4.0 million under its Loan and Security Agreement (“LSA”) with Oxford Finance LLC (“Oxford”), which brought the total principal borrowed to $20.0 million (see Note 5). In February and December 2014, the Company borrowed a total of $15 million from Hercules Technology Growth Capital, Inc. (“Hercules”) and subsequently refinanced its borrowings of $16 million with Oxford (see Note 5). In March 2015, ADMA completed an underwritten public offering of its common stock, raising gross proceeds of $11.3 million. In June 2015, ADMA entered into the LSA with Oxford, as collateral agent and lender, pursuant to which ADMA accessed an initial term loan in the aggregate principal amount of $16.0 million, of which $15.7 million was used to repay the Hercules loan balance of $15.0 million, along with $0.4 million of interest, and $0.3 million of prepayment premium and other fees, (the “Prior Loan Agreement”).

As of December 31, 2016, the Company had working capital of $10.4 million, consisting primarily of $9.9 million of cash and cash equivalents, $5.4 million of short-term investments, $1.0 million of accounts receivable, $5.0 million of inventories, and $0.3 million of prepaid expenses, offset primarily by the current portion of note payable due to Oxford of $6.1 million, $2.6 million of accounts payable, $2.4 million of accrued expenses and $0.2 million of deferred revenue. Based upon the Company’s projected revenue and expenditures for 2017, including the fees associated to the Proposed Acquisition of certain BPC assets, regulatory and consulting fees for RI-002 associated with third-party manufacturers and ongoing discussions with the FDA, continuing implementation of the Company’s commercialization and expansion activities and certain other assumptions, management currently believes that its cash, cash equivalents, short-term investments, projected revenue and accounts receivable are sufficient to fund ADMA’s operations, as currently conducted, into the second half of 2017. These estimates may change based upon the timing of the closing of the Proposed Acquisition of certain BPC assets, whether or when the FDA approves RI-002, the timing of any required commercial manufacturing scale up activities or if any other assumptions of the Company change.  This timing may also change based upon the timing of the completion of the Proposed Acquisition, anticipated during the first half of 2017. Upon the closing of the Proposed Acquisition, BPC will be providing funds to ADMA consisting of: $12.5 million in funding, $15.0 million in debt financing and an additional $12.5 million commitment towards a future equity financing is expected to be sufficient to fund operations into the first quarter of 2018. There is no assurance that we will be able to successfully close on the Proposed Acquisition. Other than the funding to be provided by BPC, the Company does not currently have arrangements to obtain additional financing. Furthermore, if the Company’s assumptions underlying its estimated expenses and revenues are incorrect, it may have to raise additional capital sooner than anticipated. Due to numerous risks and uncertainties associated with the research and development and potential future commercialization of its product candidate, the Company is unable to estimate with certainty the amounts of increased capital outlays and operating expenditures associated with its development activities. The Company’s current estimates may be subject to change as circumstances regarding its business requirements evolve. The Company may decide to raise capital through public or private equity offerings or debt financings, or obtain a bank credit facility or corporate collaboration and licensing arrangements. The Company does not have any existing commitments for future external funding. The sale of additional equity or debt securities, if convertible, could result in dilution to the Company’s stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict the Company’s operations or other financing alternatives. Additional equity or debt financing, grants, or corporate collaboration and potential licensing arrangements may not be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate the Company’s research and development programs, reduce the Company’s planned clinical trials and delay or abandon potential commercialization efforts of the Company’s lead or other product candidates. The Company has reported losses since inception in June 2004 through December 31, 2016 of $106.9 million. Management believes that the Company will continue to incur net losses and negative net cash flows from operating activities to fund its research and development, commercial programs and meet its obligations on a timely basis through the foreseeable future. As such, these factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and the classification of liabilities that might be necessary from the outcome of this uncertainty.

ADMA’s long-term liquidity will be dependent upon on its ability to raise additional capital, to fund its research and development and commercial programs and meet its obligations on a timely basis. If ADMA is unable to successfully raise sufficient additional capital, it will likely not have sufficient cash flow and liquidity to fund its business operations, forcing ADMA to curtail activities and, potentially significantly reduce, or potentially cease operations. Even if ADMA is able to raise additional capital, such financings may only be available on unattractive terms, resulting in significant dilution of stockholders’ interests and, in such event, the value and potential future market price of its common stock may decline.

There can be no assurance that the Company’s research and development will be successfully completed or that any product will be approved or commercially viable. The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, dependence on collaborative arrangements, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with FDA and other governmental regulations and approval requirements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following comprises the Company’s significant accounting policies:

Basis of presentation

The accompanying consolidated financial statements include the accounts of ADMA Biologics, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly-liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company purchases certificates of deposit with maturity schedules of three, six, nine and twelve months. Instruments with original maturities greater than three months but less than twelve months are included in short-term investments.

The Company regularly maintains cash and short-term investments at third-party financial institutions in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance limit. While the Company monitors the daily cash balances in the operating accounts and adjusts the balances as appropriate, these balances could be impacted, and there could be a material adverse effect on the Company’s business, if one or more of the financial institutions with which the Company has deposits fails or is subject to other adverse conditions in the financial or credit markets. To date, the Company has not experienced a loss or lack of access to its invested cash or cash equivalents; however, the Company cannot provide assurance that access to its invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Inventories

Plasma inventories (both plasma intended for resale and plasma intended for internal use in the Company's research and development and future anticipated commercialization activities of which certain quantities are labeled as normal source and Respiratory Syncytial Virus, (“RSV”) high titer) are carried at the lower of cost or market value determined by the first-in, first-out method. Research and development plasma used in clinical trials was processed to a finished product and subsequently expensed to research and development. Inventory at December 31, 2016 and 2015 consists of high titer RSV plasma and normal source plasma.

Revenue recognition

Depending on the agreement with the customer, product revenues from the sale of human plasma collected at the Company’s FDA-licensed plasma collection centers are recognized at the time of transfer of title and risk of loss to the customer, which occurs at the time of shipment. Product revenues are recognized at the time of delivery if the Company retains the risk of loss during shipment. For the fiscal year ended December 31, 2016, two of the Company’s customers, SK Plasma Co., Ltd., “SK”, and BPC, represented greater than 95% of our total revenues, with BPC representing approximately 82% of our total revenues and SK representing approximately 14% of our total revenues.

Revenue from license fees and research and development services rendered are recognized as revenue when the performance obligations under the terms of the license agreement have been completed.

Revenues for the year ended December 31, 2016 are comprised of product revenues from the sale of normal source human plasma collected from the Company’s plasma collection centers segment and license and other revenues are primarily attributable to the out-licensing of RI-002 to Biotest AG to market and sell in Europe and selected countries in North Africa and the Middle East. Biotest and BPC, a subsidiary of Biotest, have provided the Company with certain services and financial payments in accordance with the related Biotest license agreement and is obligated to pay the Company certain amounts in the future if certain milestones are achieved. During the third quarter of 2015, the Company recorded deferred revenue of $1.5 million for a milestone payment provided to the Company after the BLA for RI-002 was filed with the FDA, in accordance with the terms of the Biotest license agreement. Deferred revenue is recognized over the term of the Biotest AG license. Deferred revenue is amortized into income for a period of approximately 20 years, the term of the Biotest license agreement.

Concentration of significant customers and accounts receivable

As of and for the years ended December 31, 2016 and 2015, the Company’s trade receivable balance and revenues were substantially attributable to two customers.

Research and development costs

The Company expenses all research and development costs as incurred, of which such expenses include costs associated with planning and conducting clinical trials, manufacturing, quality, testing, validation, regulatory consulting and filing fees and employees’ compensation expenses directly related to R&D activities.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuation of inventory, assumptions used in the fair value determination of stock-based compensation, warrants and the allowance for the valuation of future tax benefits.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and short-term investments.

Property and equipment

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the asset’s estimated useful life, which is five to ten years. Leasehold improvements are amortized over the lesser of the lease term or their estimated useful lives.

Income taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records a valuation allowance on its deferred income tax assets if it is more likely than not that these deferred income tax assets will not be realized.

The Company has no unrecognized tax benefits at December 31, 2016 and 2015. The Company’s U.S. Federal and state income tax returns prior to fiscal year 2013 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company will recognize interest and penalties associated with tax matters as income tax expense.

Earnings Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted net loss per share is calculated by dividing net loss attributable to common stockholders as adjusted for the effect of dilutive securities, if any, by the weighted average number of common stock and dilutive common stock outstanding during the period. Potential common stock includes the shares of common stock issuable upon the exercise of outstanding stock options and warrants (using the treasury stock method). Potential common stock in the diluted net loss per share computation is excluded to the extent that it would be anti-dilutive. No potentially dilutive securities are included in the computation of any diluted per share amounts as the Company reported a net loss for all periods presented. The aggregate number of potentially dilutive securities upon the exercise of outstanding warrants and stock options was 1.8 million and 1.7 million as of December 31, 2016 and 2015, respectively.

Stock-based compensation

The Company follows recognized accounting guidance which requires all stock-based payments, including grants of stock options, to be recognized in the statement of operations as compensation expense, based on their fair values on the grant date. The estimated fair value of stock options granted under the Company’s 2007 Employee Stock Option Plan (the “Plan”) and the 2014 Omnibus Incentive Compensation Plan (the “2014 Plan”) is recognized as compensation expense over the option-vesting period.

During the years ended December 31, 2016 and 2015, stock options to purchase 100,984 and 432,500 shares of common stock, respectively, were issued to employees and non-employee directors. During the year ended December 31, 2016, options to purchase 21,334 shares of common stock were forfeited and options to purchase 8,666 shares of common stock expired. During the year ended December 31, 2015, options to purchase 7,514 shares of common stock were exercised by an employee and options to purchase 9,710 shares of common stock were forfeited.

On June 19, 2014, at the Annual Meeting of Stockholders (the “Annual Meeting”), the stockholders approved the 2014 Plan, which was approved by the Board of Directors of ADMA (the “Board”) on February 21, 2014. The maximum number of shares reserved for grant under the 2014 Plan is: (a) 800,000 shares; plus (b) an annual increase as of the first day of the Company’s fiscal year, beginning in 2015 and occurring each year thereafter through 2020, equal to the least of (i) 200,000 shares, (ii) 1% of the outstanding shares of common stock as of the end of the Company’s immediately preceding fiscal year, and (iii) any lesser number of shares determined by the Board; provided, however, that the aggregate number of shares available for issuance pursuant to such increases shall not exceed a total of 800,000 shares.

During the years ended December 31, 2016 and 2015, the Company recorded stock-based compensation expense to employees of $1,250,074 and $1,711,047, respectively. The fair value of employee options granted was determined on the date of grant using the Black-Scholes model. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. To determine the risk-free interest rate, the Company utilized the U.S. Treasury yield curve in effect at the time of the grant with a term consistent with the expected term of the Company’s awards. The expected term of the options granted is in accordance with Staff Accounting Bulletins 107 and 110, which is based on the average between vesting terms and contractual terms. The expected dividend yield reflects the Company’s current and expected future policy for dividends on the Company’s common stock. The expected stock price volatility for the Company’s stock options was calculated by examining the pro rata historical volatilities for similar publicly traded industry peers and the trading history for the Company’s common stock. The Company will continue to analyze the expected stock price volatility and expected term assumptions. The Company has not experienced any material forfeitures of stock options and, as such, has not established a forfeiture rate since the stock options currently outstanding are primarily held by the Company’s senior management and directors. The Company will continue to evaluate the effects of such future potential forfeitures, as they may arise, to evaluate the Company’s estimated forfeiture rate.

The Company records compensation expense associated with stock options and other forms of equity compensation using the Black-Scholes option-pricing model and the following assumptions:

	Year Ended	Year Ended
	December 31, 2016	December 31, 2015
Expected term	5.8-6.3 years	5.8-6.3 years
Volatility	51-52%	51-58%
Dividend yield	0.0	0.0
Risk-free interest rate	1.54-1.79%	1.49-2.14%

Fair value of financial instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts payable, and notes payable are shown at cost which approximates fair value due to the short-term nature of these instruments.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company does not expect this new guidance to have a material impact on its consolidated financial statements.

In March 2016, the FASB, issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718), which provides for simplification of certain aspects of employee share-based payment accounting including income taxes, classification of awards as either equity or liabilities, accounting for forfeitures and classification on the statement of cash flows. ASU 2016-09 will be effective for the Company in the first quarter of 2017 and will be applied either prospectively, retrospectively or using a modified retrospective transition approach depending on the area covered in this update. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. The guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. ASU 2016-02 requires modified retrospective adoption for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes, which includes amendments that require deferred tax liabilities and assets be classified as non-current in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Earlier application is permitted as of the beginning of an interim or annual reporting period. The amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments, which includes amendments that require an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this ASU require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the changes to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The amendments in this ASU require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The amendments should be applied prospectively to adjustments to provisional amounts that occur after the effective date of the ASU with earlier application permitted for financial statements that have not yet been made available for issuance. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The standard requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). The standard is effective for the Company prospectively beginning January 1, 2017. The adoption of ASU 2015-11 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Debt disclosures will include the face amount of the debt liability and the effective interest rate. The update requires retrospective application and represents a change in accounting principle. The update is effective for fiscal years beginning after December 15, 2015. The Company adopted ASU 2015-03 in its second quarter 2015 consolidated financial statements and recast the prior period balances to conform to the current period presentation.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements (or within one year after the date on which the financial statements are available to be issued, when applicable). Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The FASB believes that requiring management to perform the assessment will enhance the timeliness, clarity, and consistency of related disclosures and improve convergence with International Financial Reporting Standards (“IFRS”) (which emphasize management’s responsibility for performing the going-concern assessment). However, the time horizon for the assessment (look-forward period) and the disclosure thresholds under GAAP and IFRSs will continue to differ. This guidance is effective for annual reporting periods ending after December 15, 2016, and for annual periods and interim periods thereafter, with early adoption permitted. The Company has adopted this standard which has not had a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires that an entity recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. In order to achieve this core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This update will replace existing revenue recognition guidance under GAAP, when it becomes effective for us beginning January 1, 2018, with early adoption permitted in the first quarter of 2017. The updated standard will permit the use of either the retrospective or cumulative effect transition method. The Company is currently assessing the impact of the new guidance on its results of operations. Based on its procedures performed to date, nothing has come to the Company’s attention that would indicate that the adoption of ASU 2014-09 will have a material impact on its consolidated financial statements, however, the Company will continue to evaluate this assessment. The Company has not yet selected a transition method. The Company is still evaluating disclosure requirements under the new standard. The Company will continue to evaluate the standard as well as additional changes, modifications or interpretations which may impact its current conclusions.

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31,	2016	2015
Lab and office equipment	$1,336,668	$1,272,042
Computer software	188,277	188,277
Leasehold improvements	2,699,104	2,690,320
	4,224,049	4,150,639
Less: Accumulated depreciation and amortization	(2,223,265)	(1,753,689)
	$2,000,784	$2,396,950

The Company recorded depreciation and amortization expense of $469,576 and $469,821 for the years ended December 31, 2016 and 2015, respectively.

4. LEASEHOLD IMPROVEMENT LOAN

In connection with the lease of commercial real estate by the Company’s wholly-owned subsidiary for the operation of the plasma collection center, the Company borrowed $125,980 from the lessor to pay for leasehold improvement costs in excess of the allowance provided for in the lease agreement. The loan bears interest at 9% and is payable in 120 monthly installments of $1,596 maturing January 2019. Principal maturities under the loan are as follows:

2017	$16,559
2018	18,113
2019	1,584
$36,256

5. DEBT

Loan and Security Agreement

On June 19, 2015, the Company entered into an LSA with Oxford for up to $21.0 million of debt financing in two term loan tranches. The first term loan tranche of $16.0 million from the LSA (the “Term A Loan”) was primarily used to repay the Company’s previous debt facility with Hercules dated December 2012. As a result of prepaying the Hercules loan prior to maturity, the Company incurred a loss on extinguishment of debt of $0.7 million comprised of unamortized debt issuance costs, unamortized debt discount related to the warrants issued to Hercules, along with a prepayment penalty.

The outstanding term loans bear interest at a rate per annum equal to the greater of (i) 7.80% and (ii) the sum of (a) the three month U.S. LIBOR rate (as reported in The Wall Street Journal) on the date occurring on the last business day of the month that immediately precedes the month in which the interest will accrue, plus (b) 7.54% on the outstanding principal balance. The Company became obligated to begin to repay the principal over 36 months beginning on February 1, 2017, unless accelerated as a result of certain events of default. A final payment equal to 8.95% of the funded loan amount is due at the earlier of loan maturity or prepayment. All term loans mature no later than January 1, 2020. The loans are secured by the Company’s assets, except for its intellectual property (which is subject to a negative pledge). The LSA contains customary representations, warranties and covenants, including limitations on incurring indebtedness, engaging in mergers or acquisitions and making investments, distributions or transfers.

In connection with the entry into the LSA, on June 19, 2015, the Company issued to Oxford a seven-year warrant, expiring on June 19, 2022, to purchase 74,309 shares of common stock at an exercise price of $8.51 per share. The Company recorded $367,700 as the fair value of the warrant to additional paid-in capital and as a debt discount to the carrying value of the loan. The key assumptions used to value the warrants included: (i) volatility of 57% on our common stock based upon a pro rata percentage of our common stock’s volatility and similar public companies’ volatilities for comparison; (ii) an expected dividend yield of 0.0%; (iii) a risk-free interest rate of 1.99%; and (iv) a term of seven years. As a result of prepaying the Company’s prior loan before maturity, the Company incurred a loss on extinguishment of debt of $0.7 million comprised of unamortized debt issuance costs and unamortized debt discount related to the warrants issued to the Company’s prior lender, along with a prepayment penalty.

In May 2016, the Company amended the LSA with Oxford (the “Amended LSA”) which provided ADMA with an additional $4.0 million term loan (the “Term B Loan”), the availability of which was conditioned on completing an equity financing of its common stock of at least $10.0 million in gross proceeds no later than May 31, 2016. On May 3, 2016, the Company completed an underwritten public offering of its common stock, raising gross proceeds of approximately $14.1 million and subsequently borrowed the additional $4.0 million from Oxford under the Amended LSA, which brings the total principal amount borrowed to $20.0 million.

In the event the Company prepays a term loan for any reason, the Company is obligated to pay a prepayment charge corresponding to a percentage of the principal amount of the applicable term loan prepaid. The Amended LSA further modified the fees payable by the Company on mandatory or voluntary prepayment of a term loan prior to its maturity date as follows: (i) for a prepayment made on or after the funding date of the applicable term loan through and including the first anniversary of its funding date, an amount equal to 3.00% of the principal amount of the term loan prepaid; (ii) for a prepayment made after the first anniversary of the funding date of the applicable term loan through and including the second anniversary of such funding date, an amount equal to 2.00% of the principal amount of such term loan prepaid; and (iii) for a prepayment of a term loan made after the second anniversary of its funding date and prior to its maturity date, an amount equal to 1.00% of the principal amount of the term loan prepaid.

Pursuant to the Amended LSA, (i) the Company paid a total facility fee of $125,000, consisting of $105,000 previously paid and an additional $20,000 paid on the date the Term B Loan was funded; (ii) certain adjustments were made to the time periods for any applicable prepayment fees; and (iii) certain defined terms were adjusted, including a new Amortization Date that is defined as (a) February 17, 2017, if the Term C Loan is not made and (b) August 1, 2017 if the Term C Loan is made. The Amended LSA further provides for customary representations, warranties and covenants for the Company. Except as otherwise amended, the Amended LSA does not alter the terms of the LSA.

In connection with the Amended LSA, on May 13, 2016, the Company issued to Oxford a seven-year warrant, expiring on May 23, 2023, to purchase 24,800 shares of common stock at an exercise price of $6.37 per share, equal to 3.95% of the amount drawn of such tranche, divided by the average reported closing price per share of common stock for the consecutive 10 trading days prior to the applicable draw in accordance with the Company’s drawdown of the Term B Loan. The Company recorded $86,300 as the fair value of the warrant to additional paid-in capital and as a debt discount to the carrying value of the loan. The key assumptions used to value the warrants included: volatility of 53.5% on the Company’s common stock based upon a pro rata percentage of the Company’s common stock’s volatility and similar public companies’ volatilities for comparison, an expected dividend yield of 0.0%, a risk-free interest rate of 1.51% and a term of seven years.

A summary of the Oxford loan balance is as follows:

	December 31, 2016	December 31, 2015

Gross proceeds	$20,000,000	$16,000,000
Less: debt discount, net
End of term fee	(1,155,157)	(1,250,194)
Warrants	(257,201)	(310,196)
Financing fees	(154,891)	(192,398)
Note payable	$18,432,751	$14,247,212

Future amortization of financing fees for each of the years subsequent to December 31, 2016 are as follows:

2017	$708,720
2018	529,888
2019	328,641
$1,567,249

6. STOCKHOLDERS’ EQUITY

On May 3, 2016, the Company completed an underwritten public offering of 2,176,154 shares of its common stock, for gross proceeds of approximately $14.1 million. Net proceeds from this offering were approximately $13.0 million, after payment of underwriting discounts and offering expenses of approximately $1.1 million. The shares were sold under a shelf registration statement on Form S-3 (File No. 333-200638) that was declared effective by the SEC on December 23, 2014.

On March 18, 2015, the Company closed an underwritten sale of 1,225,000 shares of its common stock, as well as 183,750 additional shares of its common stock pursuant to the full exercise of the over-allotment option granted to the underwriters, for gross proceeds of approximately $11.3 million. Net proceeds from this offering were approximately $10.2 million, net of underwriting discounts and offering expenses of approximately $1.1 million. The shares were sold under a shelf registration statement on Form S-3 (File No. 333-200638) that was declared effective by the SEC on December 23, 2014.

Oxford and Hercules Debt Financing Warrant Issuance

In May 2016, the Company issued to Oxford warrants to purchase an aggregate of up to 24,800 shares of the Company’s common stock at an exercise price equal to $6.37 per share. The warrants became exercisable on May 13, 2016 for cash or by net exercise and will expire seven years after their issuance on May 13, 2023. In connection with the LSA with Oxford, on June 19, 2015, the Company issued to Oxford a seven year warrant, expiring on June 19, 2022, to purchase 74,309 shares of common stock at an exercise price of $8.51 per share. In connection with the Prior Loan Agreement with Hercules, on December 21, 2012, the Company issued to Hercules a warrant to purchase 31,750 shares of common stock with an exercise price of $7.56, subject to customary anti-dilution adjustments. In connection with the Loan Amendment, the Company issued to Hercules a warrant to purchase 23,200 and 34,800 shares of common stock of the Company in February and December 2014, respectively, with an exercise price set at the lower of (i) $7.50 per share or (ii) the price per share of the next round of financing from the expiration of the exercise price adjustment, subject to customary anti-dilution adjustments. The warrant expires after 10 years and has piggyback registration rights with respect to the shares of common stock underlying the warrant. The down round warrant protection feature resulting in the warrant liability’s quarterly “mark-to-market” valuation has terminated as of the end of the one-year period following the amended Loan Closing on February 24, 2014 (see Note 5).

7. RELATED PARTY TRANSACTIONS

The Company leases an office building and equipment from an entity owned by related parties on a month-to-month basis of which terms were amended by the Company’s Board of Directors in June 2016. Rent expense amounted to $192,000 and $96,448 for the years ended December 31, 2016 and 2015, respectively. The Company also reimburses its landlord and affiliates for office and building related (common area) expenses, equipment and certain other operational expenses, which have been insignificant to the consolidated financial statements for the years ended December 31, 2016 and 2015. The Company maintains deposits and other accounts at a bank which was less than 5%-owned by related parties through January 2016, and where a stockholder and Company director was previously a member of the bank’s board of directors through January 2016, and is now a member of its Corporate Advisory Council.

8. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into leases for its ADMA BioCenters’ facilities located in Norcross, Georgia and in Marietta, Georgia. The Norcross, Georgia lease, the term of which was extended by five years on January 1, 2014 pursuant to the first of two available five-year renewal options, expires on September 30, 2023, and the Marietta, Georgia lease expires on January 31, 2024. Total rent expense for its New Jersey and Georgia facilities during the years ended 2016 and 2015 was approximately $535,000 and $420,000, respectively.

Future minimum lease payments for both leases, for each of the five years ending December 31 and thereafter are as follows:

2017	$359,059
2018	362,774
2019	375,198
2020	376,812
2021	381,329
Thereafter	732,079
$2,587,251

Vendor and Licensor Commitments

On December 31, 2012, the Company entered into a Manufacturing, Supply and License Agreement with BPC, which replaces a prior agreement that expired on December 31, 2012. Under the agreement, the Company agreed to purchase exclusively from BPC its worldwide requirements of RSV immune globulin manufactured from human plasma containing RSV antibodies. The term of the agreement is for a period of ten years from January 1, 2013, renewable for two additional five-year periods at the agreement of both parties. The Company is obligated under this agreement to purchase a minimum of at least one lot of product during each calendar year after the finished product is approved by the FDA. This number is subject to increase at the Company’s option. As consideration for BPC’s obligations under the agreement, the Company is obligated to pay a dollar amount per lot of RSV immune globulin manufactured from human plasma containing RSV antibodies, as well as a percentage royalty on the sales thereof and of RI-002, up to a specified cumulative maximum. The agreement may be terminated by either party (a) by reason of a material breach if the breaching party fails to remedy the breach within 120 days after receiving notice of the breach from the other party, (b) upon bankruptcy, insolvency, dissolution, or winding up of the other party, or (c) if the other party is unable to fulfill its obligations under the agreement for 120 consecutive days or more as a result of (a) or (b) above. The parties have agreed to a mutual release with respect to any claims relating to or arising from any breach or default under the existing Manufacturing Supply and License Agreement and Master Services Agreement between the Company and BPC.

In a separate license agreement effective December 31, 2012, the Company granted BPC an exclusive license to market and sell RSV antibody-enriched Immune Globulin Intravenous (“IVIG”) in Europe and in selected countries in North Africa and the Middle East, collectively referred to as the Territory, to have access to the Company’s testing services for testing of BPC’s plasma samples using the Company’s proprietary RSV assay, and to reference (but not access) the Company’s proprietary information for the purpose of BPC seeking regulatory approval for the RSV antibody-enriched IVIG in the Territory. As consideration for the license, BPC agreed to provide the Company with certain services at no charge and also compensate us with cash payments upon the completion of certain milestones. Such services have been accounted for as deferred revenue which were recorded in 2013 as a result of certain research and development services as provided for in accordance with a license agreement. Deferred revenue is recognized over the term of the license and is amortized into income for a period of approximately 20 years, the term of the license agreement. BPC is also obligated to pay the Company an adjustable royalty based on a percentage of revenues from the sale of RSV antibody-enriched IVIG in the Territory for 20 years from the date of first commercial sale. Additionally, BPC has agreed to grant the Company an exclusive license for marketing and sales in the U.S. and Canada for BPC’s Varicella Zoster Immune Globulin (“VZIG”); however, as a result of the Proposed Acquisition the terms associated to VZIG will be terminated upon the closing of the Proposed Acquisition during the first half of 2017.

Pursuant to the terms of a Plasma Purchase Agreement with BPC, the Company has agreed to purchase from BPC an annual minimum volume of source plasma containing antibodies to RSV to be used in the manufacture of RI-002. This volume will increase at the earlier of the Company’s receipt of a BLA from the FDA, or March 31, 2016. The Company must purchase a to-be-determined and agreed upon annual minimum volume from BPC but may also collect high-titer RSV plasma from up to five wholly-owned ADMA BioCenters. During 2015, BPC and ADMA amended their Plasma Purchase Agreement to allow ADMA the ability to collect its raw material RSV high-titer plasma from other third party collection organizations, thus allowing ADMA to expand its reach for raw material supply as the Company approaches commercialization for RI-002. Unless terminated earlier, the agreement expires in November 2021, after which it may be renewed for two additional five-year periods if agreed to by the parties. Either party may terminate the agreement if the other party fails to remedy any material default in the performance of any material condition or obligation under the agreement following notice. Either party may also terminate the agreement, after providing written notice, if a proceeding under any bankruptcy, reorganization, arrangement of debts, insolvency or receivership law is filed by or against the other party, and is not dismissed or stayed, or a receiver or trustee is appointed for all or a substantial portion of the assets of the other party, or the other party makes an assignment for the benefit of its creditors or becomes insolvent. The Company may also terminate the agreement upon written notice if the clinical development of its product candidate is halted or terminated, whether by the FDA, a Data Safety Monitoring Board, or any other regulatory authority. Upon termination of the agreement, the Company must pay for any source plasma already delivered to the Company and for any source plasma collected under the terms of the agreement. As part of the acquisition of certain assets of BPC, BPC and ADMA amended the Plasma Purchase Agreement, to extend the purchase from BPC an annual minimum of plasma containing antibodies to RSV for ten years through the closing date of the transaction which is anticipated during the first half of 2017.

Employment contracts

The Company has entered into employment agreements with its executive management team consisting of its President and Chief Executive Officer, Chief Medical and Scientific Officer and Chief Financial Officer.

General legal matters

The Company is and may become subject to certain legal proceedings and claims arising in connection with the normal course of its business. In the opinion of management, there are currently no claims that would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Other commitments

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications with its employees, licensors, suppliers and service providers. Further, the Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities. The Company’s maximum exposure under these arrangements is unknown as of December 31, 2016. The Company does not anticipate recognizing any significant losses relating to these arrangements.

9. STOCK OPTIONS

The Company has adopted two stock option plans. On July 16, 2007 (the “Effective Date”), the Company’s Board and stockholders adopted the 2007 Plan. On July 17, 2012, the Company’s Board and stockholders amended the 2007 Plan to increase the aggregate number of options available for grant to 903,224. On February 21, 2014 the Board approved the 2014 Plan, which was approved by stockholders at the Annual Meeting of Stockholders (the “Annual Meeting”) on June 19, 2014. Additionally, the Board also, approved subject to stockholder approval at the Annual Meeting under the Prospective Plan, 800,000 shares of common stock plus an annual increase to be added as of the first day of the Company’s fiscal year, beginning in 2015 and occurring each year thereafter through 2020, equal to the lower of 200,000, or 1% of the outstanding shares of common stock as of the end of the Company’s immediately preceding fiscal year and any lesser number of shares determined by the Board, provided that the aggregate number of shares available for issuance pursuant to such increases shall not exceed a total of 800,000 shares reserved for issuance under the terms of the 2014 Plan. As of December 31, 2016, the aggregate options approved in the 2007 Plan and 2014 Plan are 1,903,273 with 1,535,187 outstanding and expected to vest and 368,086 available for future issuance. During the year ended December 31, 2016, there were 21,334 options forfeited and 8,666 options expired; such options were included in the stock option plans.

The 2007 and 2014 Plans provides for the Board or a Committee of the Board (the “Committee”) to grant awards to optionees and to determine the exercise price, vesting term, expiration date and all other terms and conditions of the awards, including acceleration of the vesting of an award at any time. All options granted under the 2007 and 2014 Plans are intended to be incentive stock options (“ISOs”), unless specified by the Committee to be non-qualified options (“NQOs”) as defined by the Internal Revenue Code. ISOs and NQOs may be granted to employees, consultants or Board members at an option price not less than the fair market value of the common stock subject to the stock option agreement. The following table summarizes information about stock options outstanding as of December 31, 2016 and 2015:

	Year Ended		Year Ended
	December 31, 2016		December 31, 2015
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of period	1,464,203	$8.02	1,048,927	$7.24
Forfeited	(21,334)	8.02	(9,710)	9.16
Expired	(8,666)	7.88	(7,514)	6.55
Granted	100,984	6.20	432,500	9.92
Outstanding at end of period and expected to vest	1,535,187	7.90	1,464,203	8.02

Options exercisable	1,179,143	$7.64	880,457	$7.19
Weighted average fair value of options
granted during the year		$—		$5.25

The weighted average remaining contractual term of stock options outstanding and expected to vest at December 31, 2016 is 6.4 years. The weighted average remaining contractual term of stock options exercisable at December 31, 2016 is 5.8 years.

Stock-based compensation expense for the years ended December 31, 2016 and 2015 was:

	2016	2015

Research and development	$439,982	$724,776
Plasma centers	52,973	48,386
General and administrative	757,119	937,885
Total stock-based compensation expense	$1,250,074	$1,711,047

As of December 31, 2016, the total unrecognized compensation expense related to unvested options totaled $1,616,337. The weighted-average vesting period over which the total compensation expense will be recorded related to unvested options at December 31, 2016 was approximately 2.2 years.

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the common stock at December 31, 2016 and (ii) the exercise price of the underlying awards, multiplied by the number of options that had an exercise price less than the closing price on the last trading day. The Company’s outstanding and exercisable options had an intrinsic value of $260,974 as of December 31, 2016.

10. INCOME TAXES

A reconciliation of income taxes at the U.S. Federal statutory rate to the benefit for income taxes is as follows:

	Year Ended December 31,
	2016	2015
Benefit at U.S. Federal statutory rate	$(6,635,151)	$(6,109,776)
State taxes - deferred	(266,312)	(124,874)
Increase in valuation allowance, inclusive of true-ups	5,755,413	6,021,614
Research and development credits	(322,499)	(389,355)
Other	1,468,549	602,391
Benefit for income taxes	$—	$—

A summary of the Company’s deferred tax assets is as follows:

	December 31,
	2016	2015
Federal and state net operating loss carryforwards	$30,843,479	$25,834,860
Federal and state research credits	4,099,249	4,353,534
Transaction costs	652,695	—
Deferred revenue	972,345	1,020,872
Accrued expenses and other	747,586	350,675
Total gross deferred tax assets	37,315,354	31,559,941
Less: valuation allowance for deferred tax assets	(37,315,354)	(31,559,941)
Net deferred tax assets	$—	$—

We have incurred substantial losses during our history. As of December 31, 2016, we had Federal and state Net Operating Losses, (“NOLs”) of $87.8 million and $75.2 million, respectively, as well as Federal research and development tax credit carryforwards of approximately $4.1 million. The $87.8 million and $75.2 million in Federal and state NOLs, respectively, will begin to expire at various dates beginning in 2027, if not limited by triggering events prior to such time. Under the provisions of the Internal Revenue Code, changes in our ownership, in certain circumstances, will limit the amount of Federal NOLs that can be utilized annually in the future to offset taxable income. In particular, Section 382 of the Internal Revenue Code imposes limitations on a company’s ability to use NOLs upon certain changes in such ownership. If we are limited in our ability to use our NOLs in future years in which we have taxable income, we will pay more taxes than if we were able to utilize our NOLs fully. We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership that we cannot predict or control that could result in further limitations being placed on our ability to utilize our Federal NOLs.

A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. When determining the amount of net deferred tax assets that are more likely than not to be realized, the Company assesses all available positive and negative evidence. This evidence includes, but is not limited to, prior earnings history, expected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The weight given to the positive and negative evidence is commensurate with the extent the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. Based on these criteria and the relative weighting of both the positive and negative evidence available, management continues to maintain a full valuation allowance against its net deferred tax assets.

11. SEGMENTS

The Company is engaged in the development and commercialization of human plasma and plasma-derived therapeutics. The Company also operates two FDA-licensed source plasma collection facilities located in Norcross, Georgia and Marietta, Georgia. The Company defines its segments as those business units whose operating results are regularly reviewed by the chief operating decision maker (“CODM”) to analyze performance and allocate resources. The Company’s CODM is its President and Chief Executive Officer.

The plasma collection center segment includes the Company’s operations in Georgia. The research and development segment includes the Company’s plasma development operations in New Jersey.

Summarized financial information concerning reportable segments is shown in the following tables:

Year Ended December 31,	Plasma Collection	Research and
2016	Centers	Development	Corporate	Consolidated

Revenues	$10,518,203	$—	$142,834	$10,661,037
Cost of product revenue	6,360,761	—	—	6,360,761
Gross profit	4,157,442	—	142,834	4,300,276
Loss from operations	(1,290,249)	(7,688,238)	(8,351,908)	(17,330,395)
Other expense	—	—	(2,184,756)	(2,184,756)
Loss before income taxes	(1,290,249)	(7,688,238)	(10,536,664)	(19,515,151)
Total assets	2,421,535	—	21,263,550	23,685,085
Depreciation and
amortization expense	414,464	—	55,112	469,576

Year Ended December 31,	Plasma Collection	Research and
2015	Centers	Development	Corporate	Consolidated

Revenues	$7,050,283	$—	$127,350	$7,177,633
Cost of product revenue	4,311,461	—	—	4,311,461
Gross profit	2,738,822	—	127,350	2,866,172
Loss from operations	(1,879,243)	(7,015,946)	(6,618,618)	(15,513,807)
Other expense	—	—	(2,456,123)	(2,456,123)
Loss before income taxes	(1,879,243)	(7,015,946)	(9,074,741)	(17,969,930)
Total assets	2,719,641	—	20,994,876	23,714,517
Depreciation and
amortization expense	419,301	—	50,520	469,821

The “Corporate” column includes general and administrative overhead expenses. Total assets included in the “Corporate” column above includes assets related to corporate and support functions.

12. OTHER EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan. Under the plan, employees may make contributions which are eligible for a Company discretionary percentage contribution as defined in the plan and determined by the Board of Directors. The Company recognized approximately $0.2 million and $0.1 million of related compensation expense for the years ended December 31, 2016 and 2015, respectively.

13. SUBSEQUENT EVENTS

Summary of Proposed Acquisition of Certain Assets of BPC

On January 21, 2017, the Company and its wholly-owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company (“ADMA BioManufacturing”), entered into a definitive Master Purchase and Sale Agreement (as amended, restated, supplemented, or otherwise modified from time to time (the “Purchase Agreement”) with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest, and Biotest US Corporation, a Delaware corporation and subsidiary of Biotest (together with Biotest, the “Biotest Guarantors”), pursuant to which ADMA BioManufacturing has agreed to acquire certain assets and assume certain liabilities constituting the therapy business of BPC (the “BTBU”). The foregoing transactions and the other transactions contemplated by the Purchase Agreement are collectively referred to as the “Proposed Acquisition.” The Business includes (a) a FDA-licensed immune globulin manufacturing and plasma products production facility of two buildings in Boca Raton, Florida, and the associated real property, (b) all exclusive rights to FDA licensed biologics products Nabi-HB®, BIVIGAM® and the investigational product CIVACIR®, (c) in-process inventory with an agreed-upon value of at least $5.0 million, (d) certain other properties and assets used exclusively in the Business, and (e) certain additional assets which relate to both the Business and BPC’s plasma business the arrangement with respect to which will be documented in a transition services agreement to be mutually agreed by the parties between the signing of the Purchase Agreement and the closing of the Proposed Acquisition.

Subject to the terms and conditions of the Purchase Agreement, (i) upon the closing, the Company has agreed to assume certain liabilities of BPC related to the Business, including, without limitation, related to (x) product liabilities, breach of warranty, product complaints, product returns, post-market commitments, recalls, adverse event reporting, product deviation reporting, lookbacks, market withdrawals and field corrections or similar claims for injury to person or property with respect to the Business or any product of the Business to the extent such liabilities relate to products manufactured and sold by ADMA BioManufacturing after the closing (other than inventory transferred to the Company at the closing, which will be allocated 50% to ADMA BioManufacturing and 50% to BPC if not traceable to acts or omissions of a particular party); and (y) other regulatory matters, whether related to the pre-closing or post-closing period and including any liabilities related to the products of the Business, the FDA warning letter (the warning letter issued by the FDA to BPC in connection with outstanding issues requiring remediation at the manufacturing facility in Boca Raton, Florida), noncompliance with applicable laws and legal proceedings related to the foregoing, but excluding such liabilities that arise out of any fraud, willful misconduct or intentional misrepresentation by BPC prior to the closing (the “Assumed Liabilities”); (ii) upon the closing, the Company has agreed to deliver to BPC an aggregate equity interest in the Company equal to 50%, less one share, of its issued and outstanding capital stock (calculated as of immediately following the closing and on a post-closing issuance basis) (the “Biotest Equity Interest”), consisting of (x) common stock representing 25% of the Company’s issued and outstanding common stock, equal to 4,295,580 common shares and (y) non-voting common stock equal to 8,591,160 shares of the Company’s non-voting common stock representing the balance of the Biotest Equity Interest which is convertible into common stock of the Company upon the occurrence of certain specified events; (iii) upon the closing, the Company agreed to issue to BPC warrants, if any, necessary to acquire additional shares of the Company’s capital stock equal to the excess, if any, of (x) the number of shares represented by rights, options and warrants issued by the Company between September 12, 2016 until the closing, over (y) 184,000 shares; and (iv) on January 1, 2019, pursuant to the terms of a separate purchase agreement to be entered into by the parties at the closing, the Company has agreed to sell, transfer and convey to BPC for no additional consideration, all of its right, title and interest in and to the Company’s certain biocenter located in Norcross, Georgia and the Company’s certain biocenter located in Marietta, Georgia, which are subject to a repurchase right in favor of the Company if within five years after January 1, 2019, the Biotest stockholders and its related entities own less than 20% of the Company’s issued and outstanding capital stock. As part of the consideration, upon the closing, BPC will also be granted the right to designate one director and one observer to the Company’s board of directors, and under certain circumstances, BPC will be granted the right to designate an additional director.

Additionally, on the closing date, BPC has agreed to (i) deliver to the Company a capital contribution of $12.5 million in respect of the Biotest Equity Interest, which capital contribution will be contributed by BPC to ADMA BioManufacturing; and (ii) fund a $15.0 million unsecured subordinated loan to the Company, which (a) will bear interest at a rate of 6% per annum, payable semiannually in arrears, (b) has a term of five years and (c) will not be subject to any prepayment penalty or other breakage costs. Such loan will be subordinated to the Company’s existing indebtedness as of the signing of the Purchase Agreement and any additional indebtedness approved by the Company’s board of directors which is secured only by a mortgage on the owned real property acquired in connection with the transaction. Such loan will rank pari passu with all additional indebtedness approved by the Company’s board of directors that is not secured only by a mortgage on such owned real property and if such additional indebtedness is secured, the loan from BPC will be secured on a pari passu basis with such additional indebtedness. At any time after the closing, if the Company undertakes an underwritten equity financing or a Private Investment in Public Equity, or PIPE, offering involving at least one unrelated third party, Biotest and/or BPC have agreed to participate pro rata in accordance with the Biotest Equity Interest up to an aggregate amount equal to $12.5 million.

Upon the closing, the parties will also enter into a ten-year plasma supply agreement, pursuant to which (x) BPC will sell to the Company high titer Hepatitis B plasma at a specified price (indexed by inflation), and (y) the Company will purchase from BPC all Hepatitis B plasma necessary to produce Nabi-HB® unless the Company requires more than a specified amount, in which case the Company may use alternative sources for the excess quantity. Additionally, the parties have agreed to a mutual release with respect to any claims relating to or arising from any breach or default under the Manufacturing Supply and License Agreement and Master Services Agreement between the Company and BPC. The mutual release is effective as of the signing of the Purchase Agreement conditioned on the closing of the Proposed Acquisition at which time the Manufacturing Supply and License Agreement and Master Services Agreement will terminate and the mutual release will no longer be conditional.

The Purchase Agreement contains customary representations and warranties of the parties, including, without limitation, with respect to: organization; power and authority; due authorization; enforceability; capitalization; no conflict; no consents required; no actions; no orders; financial statements; indebtedness; no undisclosed liabilities; absence of certain changes; taxes; contracts; customers and suppliers; intellectual property; title to properties; real property; employee benefit plans; employees; insurance; compliance with laws; environmental; material permits; inventory; affiliate transactions; and no brokers.

The Purchase Agreement also contains customary covenants and agreements, including covenants and agreements of: BPC to conduct the Business in the ordinary course until the Proposed Acquisition is completed or terminated and to not take certain actions relating to the Business during the interim period between signing and closing, without the Company’s prior consent not to be unreasonably withheld, conditioned or delayed; the Company to conduct its business in the ordinary course until the Proposed Acquisition is completed or terminated and to not take certain actions relating to its business during the interim period between signing and closing, without BPC’s prior consent not to be unreasonably withheld, conditioned or delayed; BPC not to compete with the Company in certain lines of business for a period of five years following the closing date; BPC and the Biotest Guarantors not to solicit the Company’s employees for one year following the closing date; the Company not to solicit BPC’s employees for one year following the closing date; and BPC not to interfere with the Company’s customers for five years following the closing date.

Subject to certain limitations, the Company or BPC may terminate the Purchase Agreement if the Proposed Acquisition has not been consummated by September 30, 2017. A termination of the Purchase Agreement under certain customary circumstances relating to (i) the Company’s board of directors exercising their fiduciary out will entitle BPC to receive from the Company a termination fee in an amount equal to $2.5 million; or (ii) the Company’s failure to obtain the requisite stockholder approval will entitle BPC to receive expense reimbursement in an amount up to $2.5 million. In no event will BPC be entitled to both a termination fee and expense reimbursement.

BPC and the Company will each indemnify the other party after the closing for any losses arising from breaches of its representations, warranties, covenants and agreements in the Purchase Agreement. In addition, the Company will indemnify BPC after the closing for any assumed liability, and BPC will indemnify the Company after the closing for any excluded asset or excluded liability. The representations, warranties and pre-closing covenants generally survive for 15 months following the closing of the transaction and each party’s indemnification obligations with respect to (a) its representations and warranties (other than its fundamental representations, which include representations related to taxes, organization, due authorization, organizational documents, no conflicts; enforceability, title; sufficiency, the Amended and Restated Product Distribution Agreement, effective as of January 19, 2016, by and between BPC and Kedrion Biopharma Inc., or the Kedrion Contract, brokers, etc. and ownership of the Company’s securities) are subject to a $25,000 mini-basket and $750,000 true deductible; and (b) its representations and warranties (other than fundamental) and pre-closing covenants are subject to a $25.0 million cap.

BPC will be entering into a standstill with the Company, which will limit BPC’s ability to control the Company. BPC will also agree to a six (6) month lock-up of the sale of the Company’s securities.

The consummation of the Proposed Acquisition is subject to the satisfaction of certain conditions, including approval of the Proposed Acquisition by the stockholders of ADMA and approval of the amended and restated certificate of incorporation of the Company by the stockholders of ADMA. The Proposed Acquisition is not subject to any financing conditions. There can be no assurance as to when the closing conditions will be satisfied, if at all.

Upon consummation and closing of the Proposed Acquisition, the Company believes it will be uniquely positioned to offer a fully vertically integrated plasma products and immune globulin platform in the U.S.

Summary of Lease with Home Center Properties, LLC

On February 17, 2017, ADMA Bio Centers Georgia Inc. (“ADMA BioCenters”), a Delaware corporation and a wholly-owned subsidiary of the Company, entered into a lease (the “Lease”) with Home Center Properties, LLC, a Georgia limited liability company (“Landlord”), for approximately 12,167 square feet located at 166 Earnest W. Barrett Parkway, Marietta, Georgia 30066 (the “Premises”). Pursuant to the Lease, ADMA BioCenters will utilize the Premises as a facility specializing in the collection of human plasma and blood, general office administration and any other related use.

The Lease has an initial term of approximately eight years and nine months (the “Initial Term”), commencing upon substantial completion of “Landlord’s Work” (as defined in the Lease) (the “Lease Commencement Date”), with rent payments commencing 150 days after the Lease Commencement Date. ADMA BioCenters’ total monthly cost of the Premises (inclusive of Landlord’s “Operating Costs”, “Taxes” and “Insurance Charges” (as such terms are defined in the Lease)) will range from approximately $20,000 to $27,000 during the Initial Term; provided, however, that, provided ADMA BioCenters is not in default of the Lease beyond the expiration of any applicable notice and cure period, ADMA BioCenters shall not be obligated to make any rent payments for the first five calendar months of the Initial Term beginning on the Lease Commencement Date and the last four months of the Initial Term beginning on the 102nd month after the Lease Commencement Date. Provided that the Lease is in full force and effect and provided there has been no “Event of Default” (as defined in the Lease) beyond the expiration of any applicable notice and cure period, ADMA BioCenters shall have the option to extend the term of the Lease for two additional periods of five years each (each, an “Extension Term”), each Extension Term on the same terms, covenants and conditions as the Lease, with the rent for each Extension Term to equal the mutually agreed fair market value of the Premises on the commencement of such Extension Term. The Lease also contains customary default provisions, representations, warranties and covenants.

The foregoing summary of the material terms of the Lease is qualified in its entirety by reference to the full text of the Lease, which is attached hereto as Exhibit 10.22 and incorporated herein by reference.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements presented below are derived from the historical financial statements of ADMA Biologics, Inc. (the “Company”) and Biotest Pharmaceuticals Corporation’s therapy business (the “Therapy Business Unit”), adjusted to give effect to the Company’s acquisition of the Therapy Business Unit (the “Acquisition”) (through the Company’s wholly owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company).

To produce the pro forma financial information, the Company used the purchase method of accounting and allocated the purchase price using its best estimates. The unaudited pro forma combined financial statements should be read in conjunction with the accompanying notes and the respective historical financial information from which it was derived, including:

•	The historical financial statements and the accompanying notes of the Company as of and for the years ended December 31, 2016 and 2015, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

•	The historical carve-out financial statements and the accompanying notes of the Therapy Business Unit as of and for the years ended December 31, 2016 and 2015.

•	The unaudited financial statements and the accompanying notes of the Company as of and for the three months ended March 31, 2017, included in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017.

•	The unaudited financial statements and the accompanying notes of the Therapy Business Unit as of and for the three months ended March 31, 2017.

The unaudited pro forma combined balance sheet as of March 31, 2017 gives effect to the Acquisition as if it had occurred on March 31, 2017. The unaudited pro forma combined statements of operations for the year ended December 31, 2016 and the three months ended March 31, 2017 give effect to the Acquisition as if it had occurred on January 1, 2016.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The actual results reported by the Company in periods following the Acquisition may differ significantly from that reflected in these unaudited pro forma combined financial statements for a number of reasons, including but not limited to cost savings from operating efficiencies, synergies, and the impact of the incremental costs incurred in integrating the Therapy Business Unit. As a result, the pro forma combined financial statements are not intended to represent and do not purport to be indicative of what the combined financial condition or results of operations of the Company and the Therapy Business Unit would have been had the Acquisition been completed on the applicable dates. In addition, the pro forma combined financial statements do not purport to project the future financial condition and results of operations of the Company or the Therapy Business Unit. In the opinion of management, all necessary adjustments to the unaudited pro forma financial information have been made.

The pro forma combined financial statements are based on various assumptions, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from the Therapy Business Unit. The pro forma assumptions and adjustments are described in the accompanying notes presented on the following pages. Pro forma adjustments are those that are directly attributable to the Acquisition, are factually supportable and, with respect to the unaudited pro forma combined statements of operations, are expected to have a continuing impact on the consolidated results. The final consideration paid and the allocation thereof may differ from that reflected in the pro forma combined financial statements after final valuation procedures are concluded and estimates are refined. The unaudited pro forma combined financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Acquisition or any potential reorganization and restructuring expenses.

ADMA BIOLOGICS, INC. AND THE THERAPY BUSINESS UNIT UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF MARCH 31, 2017

	ADMA Biologics, Inc.	The Therapy Business Unit	Pro Forma Adjustments	Footnote Reference	Pro Forma ADMA Biologics, Inc.
ASSETS
Current Assets:
Cash and Cash Equivalents	$8,542,928	$ ─	$27,310,149	A1	$35,853,077
Short-Term Investments	245,000	─	─		245,000
Accounts Receivable	839,938	3,027,623	(3,027,623)	A2	839,938
Inventories	5,308,492	9,660,822	(1,463,469)	A3	13,505,845
Prepaid Expenses and Other Current Assets	746,846	1,750,992	(1,561,141)	A4	936,697
Total Current Assets	15,683,204	14,439,437	21,257,916		51,380,557
Property and Equipment at Cost, Net	1,882,151	22,100,436	5,948,200	A5	29,930,787

Other Assets:
Intangible Assets, net	─	109,555	5,974,469	A6	6,084,024
Goodwill	─	─	3,529,509	A7	3,529,509
Long-term Deposits	─	518,678	(518,678)	A8	─
Deposits	29,563	─	─		29,563
Assets to be transferred to BPCTU (LHI Plasma Centers)	─	─	1,802,107	A9	1,802,107
Total Other Assets	29,563	628,233	10,787,407		11,445,203

TOTAL ASSETS	$17,594,918	$37,168,106	$37,993,523		$92,756,547

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY
Current Liabilities:
Accounts Payable	$3,904,445	$3,713,744	$(3,713,744)	A10	$3,904,445
Accrued Expenses	2,224,719	3,793,514	(1,490,197)	A11	4,528,036
Current Portion of Note Payable	6,666,667	─	─		6,666,667
Current Portion of Deferred Revenue	145,154	─	─		145,154
Current Portion of Leasehold Improvement Loan	16,935	─	─		16,935
Total Current Liabilities	12,957,920	7,507,258	(5,203,941)		15,261,237
Notes Payable, Net of Debt Discount	10,845,226	─	─		10,845,226
End of Term Liability, Notes Payable	1,790,000	─	─		1,790,000
Deferred Revenue, net of current portion	2,654,325	─	─		2,654,325
Deferred Rent Liability	90,476	─	─		90,476
Leasehold Improvement Loan	15,319	─	─		15,319
Other Liabilities	─	84,440	(84,440)	A12	─
BPCTU Debt	─	─	15,000,000	A13	15,000,000
Purchase Price Payable on January 1, 2019 (2 Plasma Centers)	─	─	12,621,844		12,621,844
TOTAL LIABILITIES	28,353,266	7,591,698	22,333,463		58,278,427

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' (DEFICIENCY) EQUITY
Common Stock voting $0.0001 par value 75,000,000 shares authorized, and 17,182,321 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	1,289	─	430		1,719
Common Stock non-voting $0.0001 par value 75,000,000 shares authorized, and 8,591,160 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	─	─	859		859
Additional Paid-In Capital	102,712,144	─	47,164,179		149,876,323
Accumulated Deficit	(113,471,781)	─	(1,929,000)		(115,400,781)
Net Invested Equity	─	29,576,408	(29,576,408)		─
TOTAL STOCKHOLDERS' (DEFICIENCY) EQUITY	(10,758,348)	29,576,408	15,660,060		34,478,120
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY	$17,594,918	$37,168,106	$37,993,523		$92,756,547

See Notes to the Unaudited  Pro Forma Combined Financial Statements.

ADMA BIOLOGICS, INC. AND THE THERAPY BUSINESS UNIT UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

	ADMA Biologics, Inc.	The Therapy Business Unit	Pro Forma Adjustments	Footnote Reference	Pro Forma ADMA Biologics, Inc.
Statement of Operations Data:
REVENUES:
Product revenue	$10,518,203	$76,505,037	$(460,000)	A14	$86,563,240
License and other revenue	142,834	─	─		142,834
Total Revenues	10,661,037	76,505,037	(460,000)		86,706,074
COST OF GOODS SOLD
Total Cost of Goods Sold	6,360,761	106,944,127	(882,090)	A15	112,422,798
GROSS MARGIN	4,300,276	(30,439,090)	422,090		(25,716,724)
Operating Expenses:
Research and development	7,688,238	5,414,784	(460,000)	A14	12,643,022
Plasma centers	5,447,691	─	─		5,447,691
Amortization of intangibles	─	─	1,095,314	A16	1,095,314
General and administrative	8,494,742	28,237,172	(1,900,000)	A17	34,831,914
TOTAL OPERATING EXPENSES	21,630,671	33,651,956	(1,264,686)		54,017,941
LOSS FROM OPERATIONS	(17,330,395)	(64,091,046)	1,686,776		(79,734,665)
OTHER INCOME (EXPENSE):
Interest income	50,317	7,447	─		57,764
Interest expense	(2,239,569)	(157,176)	(900,000)	A13	(3,296,745)
Other income	4,496	7,445	─		11,941
OTHER EXPENSE, NET	(2,184,756)	(142,284)	(900,000)		(3,227,040)
LOSS BEFORE INCOME TAXES	(19,515,151)	(64,233,330)	786,776		(82,961,705)
Provision for income taxes	─	(20,575)	─		(20,575)
NET LOSS	$(19,515,151)	$(64,253,905)	$786,776		$(82,982,280)
NET LOSS PER COMMON SHARE, Basic and Diluted	$(1.61)				$(3.40)
WEIGHTED AVERAGE SHARES
OUTSTANDING, Basic and Diluted	12,153,407				25,040,147

See Notes to the Unaudited  Pro Forma Combined Financial Statements.

ADMA BIOLOGICS, INC. AND THE THERAPY BUSINESS UNIT UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2017

	ADMA Biologics, Inc.	The Therapy Business Unit	Pro Forma Adjustments	Footnote Reference	Pro Forma ADMA Biologics, Inc.
Statement of Operations Data:
REVENUES:
Product revenue	$2,593,163	$11,093,778	$ ─		$13,686,941
License and other revenue	35,708	─	─		35,708
Total Revenues	2,628,871	11,093,778	─		13,722,649
COST OF GOODS SOLD
Cost of product revenue	1,616,287	16,166,476	137,454	A15	17,920,217
Total Cost of Goods Sold	1,616,287	16,166,476	137,454		17,920,217
GROSS MARGIN	1,012,584	(5,072,698)	(137,454)		(4,197,568)
Operating Expenses:
Research and development	1,192,727	777,087	─		1,969,814
Plasma centers	1,479,476	─	─		1,479,476
Amortization of intangibles	─	─	273,828	A16	273,828
General and administrative	4,277,384	2,316,670	(2,569,845)	A17	4,024,209
TOTAL OPERATING EXPENSES	6,949,587	3,093,757	(2,296,017)		7,747,327
LOSS FROM OPERATIONS	(5,937,003)	(8,166,455)	2,158,563		(11,944,895)
OTHER INCOME (EXPENSE):
Interest income	18,568	─	─		18,568
Interest expense	(618,528)	─	(225,000)	A13	(843,528)
Other income	─	1,139	─		1,139
OTHER EXPENSE, NET	(599,960)	1,139	(225,000)		(823,821)
LOSS BEFORE INCOME TAXES	(6,536,963)	(8,165,316)	1,933,563		(12,768,716)
Provision for income taxes	─	(5,144)	─		(5,144)
NET LOSS	$(6,536,963)	$(8,170,460)	$1,933,563		$(12,773,860)
NET LOSS PER COMMON SHARE, Basic and Diluted	$(0.51)	$(0.63)	$ ─		$(0.50)
WEIGHTED AVERAGE SHARES
OUTSTANDING, Basic and Diluted	12,886,741	12,886,740	─		25,773,481

See Notes to the Unaudited  Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information describes the pro forma effect of our acquisition of the Therapy Business Unit on our balance sheet and statement of operations as of and for the year ended December 31, 2016. Our unaudited pro forma combined financial statements reflect the elimination of all intercompany balances between us and the Therapy Business Unit.

(1) ACQUISITION OF CERTAIN ASSETS FROM BIOTEST

On January 21, 2017, the Company and its wholly-owned subsidiary, ADMA BioManufacturing, LLC, a Delaware limited liability company (“Buyer”), entered into a definitive Master Purchase and Sale Agreement (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”) with Seller, and for certain limited purposes set forth in the Purchase Agreement, Biotest AG (“Biotest”) and Biotest US Corporation, a Delaware corporation and subsidiary of Biotest (together with Biotest, the “Biotest Guarantors”), pursuant to which Buyer has agreed to acquire certain assets and assume certain liabilities constituting the therapy business of Seller (the “BPC Therapy Business Unit”). We refer to the foregoing transactions and the other transactions contemplated by the Purchase Agreement collectively in this proxy statement as the “Transaction.”

The BPC Therapy Business Unit has two FDA-approved marketed biopharmaceutical products, Nabi-HB® (“Nabi-HB®”) and Bivigam® (“Bivigam®”).  These products are manufactured at the BPC Therapy Business Unit’s plasma fractionation facility located in Boca Raton, Florida (the “Boca Facility”).  The facility is FDA-licensed and certified by the German Health Authorities.  In addition to Nabi-HB® and Bivigam®, the facility also provides contract manufacturing for certain clients, including the sale of intermediate by-products to Biotest.  Nabi-HB® is a hyperimmune globulin that is rich in antibodies to the hepatitis B virus.  Nabi-HB® is indicated for the treatment of acute exposure to blood containing hepatitis B surface antigen (“HBsAg”), prenatal exposure to infants born to HBsAg-positive mothers, sexual exposure to HBs-AG-positive persons and household exposure to persons with acute hepatitis B virus infection.  Bivigam® is an Immune Globulin Intravenous (Human), 10% Liquid, indicated for the treatment of primary humoral immunodeficiency.  In December 2016, the BPC Therapy Business Unit temporarily suspended the commercial production of Bivigam® in order to focus on the completion of planned improvements to the process.

Sale of the BPC Therapy Business Unit

Pursuant to the Purchase Agreement, Seller agreed to sell certain assets of the BPC Therapy Business Unit to ADMA in exchange for an equity interest in ADMA equal to 50% less one share of the issued and outstanding ADMA capital stock immediately following the closing of the transaction, which consists of 4,295,580 common voting shares and 8,591,160 non-voting common shares.  Seller will provide funding to ADMA at closing in the form of $12.5 million in cash and a $15.0 million unsecured loan. The term of the loan will be five years with 6% interest. The $15.0 million principal will be due at the end of the five year term. Furthermore, Seller will provide a firm equity commitment to invest an additional $12.5 million in future equity financings of ADMA.

Included in the assets to be sold at closing are Nabi-HB®, Bivigam®, Seller’s contract manufacturing agreements, the Boca Facility, as well as its investigational product Civacir. The acquisition also will include most of Seller’s corporate shared services group assets (other than accounts receivable) and Seller’s Boca Raton, Florida headquarters and real properties (other than a parcel of undeveloped land). Seller will retain all accounts receivable, all raw material plasma or intermediate inventories, its plasma centers and all related plasma center assets, and both center and corporate employees that directly support the plasma centers.

The Purchase Agreement also provides that, at the closing of the transaction, Seller and ADMA will enter into the following agreements: (i) a Transition Services Agreement pursuant to which each of Seller and ADMA agree to provide transition services to the other party, including services related to finance, human resources, information technologies, and clinical and regulatory for a period of up to 24 months after closing; as well as agreements to lease certain laboratory space within the Boca Facility to Seller for a period of up to 24 months after closing, and (ii) a Plasma Supply Agreement pursuant to which, Seller will supply hyperimmune plasma to ADMA for the manufacture of Nabi-HB®.

On January 1, 2019, as consideration for all of the above, ADMA will deliver to Seller two of ADMA’s plasma centers in Georgia for no additional consideration.

(2) PURCHASE PRICE ALLOCATION

Final Purchase Consideration:

Issuance of common stock (voting and non-voting) 12,886,740 shares at $3.66 per share	$47,165,468
Transfer of two FDA, GHA and MFDS licensed plasma collection centers	12,621,844
Final purchase consideration	$59,787,312

The fair value of the Company’s common stock was calculated using the Company’s closing Nasdaq Capital Markets quoted price of $3.66 as of June 6, 2017.

Preliminary Purchase Consideration Allocation:

The following table summarizes the allocation of the final purchase consideration to the assets acquired and liabilities assumed on June 6, 2017 based on their fair values:

Cash	$12,500,000
Inventory	8,197,353
Land and building	20,000,000
Property and equipment	8,209,800
Held for sale assets	845,389
Spare parts	795,553
Intangible rights to Nabi-HB®	4,100,046
Intangible rights to intermediate sales	907,421
Intangible rights to contract manufacturing agreement	1,076,557
Liabilities assumed - PTO	(374,317)
Total value received from BPC Therapy Unit	56,257,802
Goodwill	3,529,510
Final purchase consideration	$59,787,312

The Preliminary purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $3,529,510, which was allocated to goodwill. We expect that substantially all of the amount allocated to goodwill will not be deductible for tax purposes.

(3) PRO FORMA ADJUSTMENTS

I. Unaudited Pro Forma Combined Balance Sheet of ADMA Biologics, Inc.

(A1)	To record $12,310,149 of capital contribution (net of prepaid expenses $189,851) and $15,000,000 of a note payable provided by Seller upon the closing of the transaction.

(A2)	To eliminate Seller’s accounts receivable in accordance with the Purchase Agreement.

(A3)	To adjust the inventory balance to account for $3,527,971 of finished goods and consumable inventory with a step up valuation of $4,669,382 and to eliminate Seller’s inventory in accordance with the Purchase Agreement.

(A4)	To eliminate Seller’s prepaid expenses and other current assets in accordance with the Purchase Agreement.

(A5)	To record the value of land and building appraised at $20,000,000 and property and equipment estimated value of $8,209,800. Also, reclass assets to be transferred to Seller on January 1, 2019, the leasehold improvements of ADMA Biologics two FDA, GHA, MFDS licensed plasma collection centers of $1,802,107.

(A6)	To record the intangible value rights to Nabi-HB® of $4,100,046, the intangible rights of intermediate sales of $907,421, and the intangible rights of contract manufacturing agreement with a third party of $1,076,557.

(A7)	To record the goodwill assigned as part of this transaction’s purchase price of $3,529,510.

(A8)	To eliminate Seller’s long-term deposits in accordance with the Purchase Agreement.

(A9)	To record the value of the leasehold improvement assets of the two FDA, GHA, MFDS licensed plasma collection centers to be transferred to Seller on January 1, 2019.

(A10)	To eliminate Seller’s accounts payable in accordance with the Purchase Agreement.

(A11)	To eliminate Seller’s accrued expenses and to record $1,929,000 of transactions costs to be incurred and not accrued as of March 31, 2017, in addition to $374,317 of assumed accrued employee paid time off.

(A12)	To eliminate Seller’s other liabilities in accordance with the Purchase Agreement.

(A13)	To record the $15,000,000 note payable to Seller as part of the payment received by ADMA upon the closing of the transaction. Such note is payable in full five years from the date of the receipt of funds, with interest payments of 6% payable semi-annually in arrears in accordance with the Purchase Agreement.

II.  Unaudited Pro Forma Combined Statement of Operations of ADMA Biologics, Inc.

(A14)	To record the elimination of certain manufacturing services provided by BPC Therapy Business Unit to ADMA during the year ended December 31, 2016.

(A15)	To record depreciation of building and equipment related to the manufacturing of the BPC Therapy Business Unit based upon purchase price allocation.

(A16)	To record amortization of the intangible rights to Nabi-HB®, intermediate sales and contract manufacturing provided to third parties over a period of seven years, for the quarter ended March 31, 2017.

(A17)	To reduce expenses for transaction costs primarily attributed to legal, financial, due diligence consulting.

ADMA BIOLOGICS, INC.

13,616,071 SHARES OF COMMON STOCK

______________

PROSPECTUS
______________

Sole Book-Running Manager

RAYMOND JAMES

Lead Manager

LADENBURG THALMANN

, 2017

Until a date which is 90 days from the effective date of this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriter discounts, payable in connection with the sale of the shares of Common Stock being registered hereby. Except as otherwise noted, ADMA Biologics, Inc. (the “Company”, “we”, “us”, or “our”) will pay all of the costs and expenses set forth in the following table. All amounts below are estimates other than the SEC’s registration fee.

Securities and Exchange Commission Registration Fee	$3,580
FINRA Filing Fee	3,950
Printing Fee	20,000
Accounting Fees and Expenses	200,000
Legal Fees and Expenses	300,000
Transfer Agent and Registrar Fee	40,000
Miscellaneous	32,470
Total	$600,000

Item 14. Indemnification of Directors and Officers

Our directors and officers are indemnified as provided by the Delaware General Corporation Law, our certificate of incorporation, as amended, and our Amended and Restated Bylaws. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

We are party to indemnification agreements with each of our directors and officers. These agreements require us to, among other things, indemnify our directors and officers against certain liabilities which may arise by reason of their status or service as directors or officers to the fullest extent permitted by applicable laws. These indemnification provisions and the indemnification agreements are sufficiently broad to permit indemnification of the our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, which we refer to as the Securities Act. The Company also maintains director and officer liability insurance.

Item 15. Recent Sales of Unregistered Securities

Pursuant to the terms of the Loan and Security Agreement by and among Oxford Finance LLC (“Oxford”), the lenders party thereto, the Company, ADMA Plasma Biologics, Inc. and ADMA Bio Centers Georgia Inc., dated as of June 19, 2015 (the “LSA”), on June 19, 2015, the Company issued to Oxford a seven year warrant, expiring on June 19, 2022, to purchase 74,309 shares of the Company’s voting common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $8.51 per share. In May 2016, in connection with the first amendment to the LSA, the Company issued to Oxford warrants to purchase an aggregate of up to 24,800 shares of the Company’s Common Stock at an exercise price equal to $6.37 per share. The warrants became exercisable on May 13, 2016 for cash or by net exercise and will expire seven years after their issuance on May 13, 2023. The warrants were issued pursuant to Regulation D of the Securities Act, as Oxford is an “Accredited Investor” as such term is defined in Rule 501 of Regulation D.

Pursuant to the terms of the Master Purchase and Sale Agreement by and among the Company, ADMA BioManufacturing, LLC (“ADMA BioManufacturing”), and Biotest Pharmaceuticals Corporation (“BPC”), dated as of January 21, 2017 (the “Purchase Agreement”), at the closing of the transaction the Company delivered to BPC an aggregate equity interest in the Company equal to 50%, less one share, of the Company’s issued and outstanding capital stock, comprised of 25%, or 4,295,580 shares, of the Company’s Common Stock, and 8,591,160 shares in the form of the Company’s non-voting common stock, $0.0001 par value per share (the “Non-Voting Common Stock”) (calculated as of immediately following the closing and on a post-closing issuance basis) (the “Biotest Equity Interest”). The Non-Voting Common Stock is convertible into the Company’s Common Stock upon the occurrence of certain specified events. The Biotest Equity Interest was issued pursuant to Regulation D of the Securities Act, as BPC is an “Accredited Investor” as such term is defined in Rule 501 of Regulation D.

Additionally, on June 6, 2017, BPC (i) delivered to us a capital contribution of $12.5 million in respect of the Biotest Equity Interest, which capital contribution was contributed by BPC to ADMA BioManufacturing; and (ii) funded a $15.0 million unsecured subordinated loan to us, which (a) bears interest at a rate of 6% per annum, payable semiannually in arrears on each of the six-month and twelve-month anniversary dates of the closing date, (b) has a term of five years and (c) is not subject to any prepayment premium, penalty or other breakage costs (the “Subordinated Loan Facility”). We are required to repay the Subordinated Loan Facility in full upon certain disposals of the therapy business of BPC (the “BTBU”), certain disposals of shares of ADMA BioManufacturing and other change of control events in relation to ADMA BioManufacturing or certain liquidation events of the Company. All of ADMA BioManufacturing’s obligations under the Subordinated Loan Facility are unconditionally guaranteed by the Company. The Subordinated Loan Facility contains certain customary affirmative covenants. The Subordinated Loan Facility also contains certain negative covenants limiting the incurrence by the Company or ADMA BioManufacturing of certain indebtedness, the entry by the Company and its subsidiaries (including ADMA BioManufacturing) into certain transactions with affiliates and certain voluntary or optional prepayments by the Company and its subsidiaries of indebtedness that is contractually subordinate in right of payment to the obligations under the Subordinated Loan Facility. The Subordinated Loan Facility is subordinated to (i) the Company’s existing indebtedness under the LSA among the Company, the Company’s subsidiaries and Oxford, (ii) any refinancing of the LSA, in accordance with the terms and conditions of the subordination agreement dated as of June 6, 2017 between Oxford and BPC, and (iii) any additional “Indebtedness” (as defined in the subordinated loan agreement) for borrowed money approved by the Company’s Board of Directors (the “Board”) and incurred by the Company or ADMA BioManufacturing which is secured solely by a mortgage on the owned real property acquired in connection with the Biotest acquisition. The Subordinated Loan Facility will rank pari passu with all additional indebtedness approved by the Board and incurred by the Company or ADMA BioManufacturing which is not secured solely by the owned real property acquired in connection with the Biotest acquisition. If such additional pari passu indebtedness is secured, then the Subordinated Loan Facility will also be secured on a pari passu basis. The Subordinated Loan Facility contains certain customary events of default. If an event of default occurs, BPC will be entitled to take various actions, including the acceleration of amounts due under the Subordinated Loan Facility.

As consideration for the Credit Agreement, the Company has issued, on October 10, 2017, Warrants to Purchase Stock to Marathon and certain of Marathon’s affiliates (the “Tranche One Warrants”). The Tranche One Warrants have (i) an exercise price equal to $3.0946, which is the trailing 10-day volume weighted-average price of the Company’s Common Stock prior to October 10, 2017, and (ii) an expiration date of October 10, 2024. The Tranche One Warrants are exercisable for an aggregate of 339,301 shares of Common Stock, or 3.5% of the Tranche One Loan. In the event that the Tranche Two Loan is issued to the Company, the Company shall issue an additional Warrant to Purchase Stock to Marathon (the “Tranche Two Warrant”) to purchase such number of shares of Common Stock equal to 3.5% of the Tranche Two Loan, which shall have an exercise price equal to the trailing 10-day volume weighted-average price of the Common Stock prior to the issuance date of the Tranche Two Warrant and an expiration date equal to the seven year anniversary of the issuance of the Tranche Two Warrant.

Item 16. Exhibits and Financial Statement Schedules

The following exhibits are filed as part of, or incorporated by reference into this document:

Exhibit No.	Description
1.1**	Form of Underwriting Agreement.
2.1

Master Purchase and Sale Agreement, dated as of January 21, 2017, by and among Biotest Pharmaceuticals Corporation, ADMA BioManufacturing, LLC, ADMA Biologics, Inc., Biotest AG and Biotest US Corporation (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on January 23, 2017).

3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 12, 2017).
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 7, 2016).
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Current Report on Form 8-K/A, filed with the SEC on March 29, 2012).
4.2

Form of Warrant Agreement with Hercules Technology Growth Capital, Inc. (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1, filed with the SEC on February 11, 2013).

4.3	Form of Warrant Agreement with Oxford Finance LLC (incorporated herein by reference to Exhibit 4.6 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2016).
4.4

Warrant to Purchase Stock, dated October 10, 2017, issued by the Company to Marathon Healthcare Finance Fund, L.P. (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

4.5

Form of Secured Term Loan Promissory Note issued to Hercules Technology Growth Capital, Inc. (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1, filed with the SEC on February 11, 2013).

4.6

Form of Secured Term B Loan Promissory Note issued to Oxford Finance LLC (incorporated herein by reference to Exhibit 4.7 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2016).

4.7

Tranche One Term Note, dated October 10, 2017, issued by the Company to Marathon Healthcare Finance Fund, L.P. (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

5.1*	Legal Opinion of DLA Piper LLP (US).
10.1†	2007 Employee Stock Option Plan, as amended by Amendment No. 3 (incorporated herein by reference to Exhibit A to the Information Statement on Schedule 14C, filed with the SEC on October 29, 2012).
10.2†

Amended and Restated ADMA Biologics, Inc. 2014 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on August 18, 2017).

10.3†

Amended and Restated Employment Agreement, dated January 28, 2016, by and between ADMA Biologics, Inc. and Adam Grossman (incorporated herein by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 23, 2016).

10.4†

Amended and Restated Employment Agreement, dated January 28, 2016, by and between ADMA Biologics, Inc. and Brian Lenz (incorporated herein by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 23, 2016).

10.5†

Amended and Restated Employment Agreement, dated January 28, 2016, by and between ADMA Biologics, Inc. and James Mond, M.D., Ph.D. (incorporated herein by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 23, 2016).

10.6+

Plasma Purchase Agreement, dated as of November 17, 2011, by and between Biotest Pharmaceuticals Corporation and ADMA Biologics, Inc., as amended by First Amendment to Plasma Purchase Agreement, dated as of December 1, 2011, by and between Biotest Pharmaceuticals Corporation and ADMA Biologics, Inc. (incorporated herein by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Current Report on Form 8-K/A, filed with the SEC on June 22, 2012).

10.6.1+

Second Amendment to Plasma Purchase Agreement, dated as of December 18, 2015, by and between Biotest Pharmaceuticals Corporation and ADMA Biologics, Inc. (incorporated herein by reference to Exhibit 10.3.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 23, 2016).

10.6.2

Third Amendment to Plasma Purchase Agreement, dated as of April 8, 2016, by and between Biotest Pharmaceuticals Corporation and ADMA Biologics, Inc. (incorporated herein by reference to Exhibit 10.3.2 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2016).

10.6.3

Fourth Amendment to Plasma Purchase Agreement, dated as of June 6, 2017, by and between Biotest Pharmaceuticals Corporation and ADMA Biologics, Inc. (incorporated herein by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.7+

Amended and Restated Plasma Supply Agreement, dated as of March 23, 2016, by and between ADMA Biologics, Inc. and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 23, 2016).

10.8+

Plasma Supply Agreement, dated as of June 6, 2017, by and between ADMA BioManufacturing, LLC and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.9+

Plasma Purchase Agreement, dated as of June 6, 2017, by and between ADMA BioManufacturing, LLC and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.10

Amended and Restated Agreement for Services, effective as of January 1, 2016, by and between ADMA Biologics, LLC and Areth LLC (incorporated herein by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2016).

10.11

Agreement of Lease, effective June 1, 2008 and confirmed on November 13, 2008, by and among ADMA Bio Centers Georgia Inc., ADMA Biologics, Inc. and C1VF I-GA1W15-W23, LLC (DCT Holdings), as amended on January 20, 2011, May 24, 2012 and January 1, 2014 (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2012).

10.12+

Lease, dated as of January 20, 2014, by and between ADMA Bio Centers Georgia Inc. and U.S. Bank National Association, effective February 1, 2014, as amended on December 18, 2014 and July 9, 2015 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2014).

10.13

Lease, effective as of February 17, 2017, by and between Home Center Properties, LLC and ADMA Bio Centers Georgia Inc. (incorporated herein by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K, filed with the SEC on February 24, 2017).

10.14

Purchase Agreement, dated as of June 6, 2017, by and among the Company, Biotest Pharmaceuticals Corporation and ADMA Bio Centers Georgia, Inc. (incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.15	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2012).
10.16+

Testing Services Agreement, dated as of June 8, 2012, by and between ADMA Biologics, Inc. and Quest Diagnostics Clinical Laboratories, Inc. (incorporated herein by reference to Exhibit 10.16 to Amendment No. 4 to the Company’s Registration Statement on Form S-1, filed with the SEC on August 10, 2012).

10.17

Loan and Security Agreement, dated as of June 19, 2015, by and among Oxford Finance LLC, the lenders party thereto, ADMA Biologics, Inc., ADMA Plasma Biologics, Inc. and ADMA Bio Centers Georgia Inc. (incorporated herein by reference to Exhibit 10.23 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2015).

10.17.1

First Amendment to Loan and Security Agreement, dated as of May 13, 2016, by and among Oxford Finance LLC, the lenders party thereto, ADMA Biologics, Inc., ADMA Plasma Biologics, Inc. and ADMA Bio Centers Georgia Inc. (incorporated herein by reference to Exhibit 10.17.1 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 13, 2016).

10.18

Subordinated Loan Agreement, dated as of June 6, 2017, by and among the Company, ADMA BioManufacturing, LLC and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 12, 2017).

10.19

Credit Agreement, dated as of October 10, 2017, by and among the Company, ADMA Plasma Biologics, Inc., ADMA Bio Centers Georgia Inc., ADMA BioManufacturing, LLC, Marathon Healthcare Finance Fund, L.P. and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

10.20

Security Agreement, dated as of October 10, 2017, by and among the Company, ADMA Plasma Biologics, Inc., ADMA Bio Centers Georgia Inc., ADMA BioManufacturing, LLC and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

10.21

Intellectual Property Security Agreement, dated as of October 10, 2017, by and among the Company, ADMA Plasma Biologics, Inc., ADMA Bio Centers Georgia Inc., ADMA BioManufacturing, LLC and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

10.22

Pledge Agreement, dated as of October 10, 2017, by and between the Company and Wilmington Trust, National Association (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on October 11, 2017).

10.23+

License Agreement, effective as of December 31, 2012, by and between ADMA Biologics, Inc. and Biotest Aktiengesellschaft (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1, filed with the SEC on February 11, 2013).

10.23.1

First Amendment to License Agreement, dated as of June 6, 2017, by and between the Company and Biotest Aktiengesellschaft (incorporated herein by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.24

Stockholders Agreement, dated as of June 6, 2017, by and between the Company and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 12, 2017).

10.25

Registration Rights Agreement, dated as of June 6, 2017, by and between the Company and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 12, 2017).

10.26+

Transition Services Agreement, dated as of June 6, 2017, by and between ADMA BioManufacturing, LLC and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

10.27	Termination Agreement (Manufacturing, Supply and License Agreement and Master Services Agreement), dated as of June 6, 2017, by and between the Company and Biotest Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2017).

21.1**	Subsidiaries of the Company.
23.1*	Consent of CohnReznick LLP.
23.2*	Consent of CohnReznick LLP.
23.3*	Consent of Rödl Langford de Kock LLP.
23.4**	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page).

+ Confidential treatment has been granted with respect as to certain portions of this exhibit. Such portions have been redacted and submitted separately to the SEC.

* Filed herewith.

** Previously filed.

† Management compensatory plan, contract or arrangement.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Borough of Ramsey, State of New Jersey on November 8, 2017.

ADMA BIOLOGICS, INC.

By:	/s/ Adam S. Grossman
Adam S. Grossman President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the date listed below.

Signature	Capacity	Date

/s/ Adam S. Grossman	President and Chief Executive Officer	November 8, 2017
Adam S. Grossman	(Principal Executive Officer)

/s/ Brian Lenz	Vice President and Chief Financial Officer	November 8, 2017
Brian Lenz	(Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors	November 8, 2017
Steven A. Elms

*	Vice Chairman of the Board of Directors	November 8., 2017
Dr. Jerrold B. Grossman

*	Director	November 8, 2017
Bryant E. Fong

*	Director	November 8, 2017
Dov A. Goldstein, M.D.

*	Director	November 8, 2017
Lawrence P. Guiheen

*	Director	November 8, 2017
Eric I. Richman

*	Director	November 8, 2017
Dr. Bernhard Ehmer

*By:	/s/ Adam S. Grossman
Adam S. Grossman
Attorney-in-fact